As confidentially submitted to the Securities and Exchange Commission on March 24, 2017

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Bright Scholar Education Holdings Limited

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Cayman Islands	8200	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

No.1, Country Garden Road

Beijiao Town, Shunde District, Foshan, Guangdong 528300

The People’s Republic of China

Tel: +86-757-6683-2507

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Weiheng Chen, Esq.

Dan Ouyang, Esq.

Wilson Sonsini Goodrich & Rosati

Professional Corporation

Unit 2901, 29F, Tower C, Beijing Yintai Centre

No. 2 Jianguomenwai Avenue

Chaoyang District, Beijing 100022

The People’s Republic of China

(86) 10-6529-8300

David T. Zhang, Esq. Benjamin W. James, Esq. Kirkland& Ellis International LLP c/o 26/F, Gloucester Tower, The Landmark 15 Queen’s Road Central Hong Kong (852) 3761-3300

Approximate date of commencement of proposed sale to the public: as soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered(1)(2)	Proposed maximum aggregate offering price(3)	Amount of registration fee
Class A ordinary shares, par value US$0.0001 per share	US$	US$

(1)	Includes Class A ordinary shares initially offered and sold outside the United States that may be resold from time to time in the United States either as part of their distribution or within 40 days after the later of the effective date of this registration statement and the date the shares are first bona fide offered to the public, and also includes Class A ordinary shares that may be purchased by the underwriters pursuant to an over-allotment option. These Class A ordinary shares are not being registered for the purpose of sales outside the United States.
(2)	American depositary shares issuable upon deposit of Class A ordinary shares registered hereby have been registered under a separate registration statement on Form F-6 with the Securities and Exchange Commission on , 2017 (Registration No.333- ). Each American depositary share represents Class A ordinary share(s).
(3)	Estimated solely for the purpose of determining the amount of registration fee in accordance with Rule 457(o) under the Securities Act of 1933, as amended.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS (subject to completion)

Issued                 , 2017

                 American Depositary Shares

Bright Scholar Education Holdings Limited

REPRESENTING                  CLASS A ORDINARY SHARES

Bright Scholar Education Holdings Limited is offering                  American depositary shares, or ADSs. Each ADS represents      Class A ordinary shares, par value US$0.0001 per share. This is our initial public offering and no public market currently exists for our ADSs or shares.

We are an “emerging growth company” under applicable U.S. federal securities laws and are eligible for reduced public company reporting requirements.

Our ADSs have been approved for listing on the [NASDAQ Global Market/NYSE] under the symbol “[BEDU].”

Investing in the ADSs involves risks. See “Risk Factors” beginning on page 13.

PRICE US$             AN ADS

	Price to public	Underwriting Discounts and Commissions(1)	Proceeds before expenses to Company
Per ADS	US$	US$	US$
Total	US$	US$	US$

(1)	For a description of compensation payable to the underwriters, see “Underwriting.”

We have granted the underwriters the right to purchase up to              additional ADSs to cover over-allotments within 30 days after the date of this prospectus.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Following the completion of this offering, our outstanding share capital will consist of Class A ordinary shares and Class B ordinary shares. Ms. Meirong Yang, Ms. Huiyan Yang and Mr. Junli He will beneficially own all of our issued Class B ordinary shares and will be able to exercise         % of the total voting power of our issued and outstanding share capital immediately following the completion of this offering assuming the underwriters do not exercise their over-allotment option to purchase additional ADSs. Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. Each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to twenty votes and is convertible into one Class A ordinary share. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

The underwriters expect to deliver the ADSs to purchasers on                         , 2017.

MORGAN STANLEY	DEUTSCHE BANK SECURITIES

                , 2017.

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You should rely only on the information contained in this prospectus or in any related free-writing prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus or any free-writing prospectus we may authorize to be delivered or made available to you. We are offering to sell, and seeking offers to buy, the ADSs only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is current only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the ADSs.

We have not taken any action to permit a public offering of the ADSs outside the United States or to permit the possession or distribution of this prospectus outside the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about and observe any restrictions relating to the offering of the ADSs and the distribution of the prospectus outside the United States.

Until            , 2017 (the 25th day after the date of this prospectus), all dealers that buy, sell or trade ADSs, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

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PROSPECTUS SUMMARY

This summary highlights information contained in greater detail elsewhere in this prospectus and does not contain all of the information that you should consider in making your investment decision. Before investing in the ADSs, you should carefully read this entire prospectus, including our combined and consolidated financial statements and the related notes included in this prospectus and the information set forth under the headings “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” This prospectus contains information from an industry report commissioned by us and prepared by Frost & Sullivan, an independent research firm, to provide information regarding our industry and our market position in China. We refer to this report as the Frost & Sullivan report.

Our Mission

Our mission is to deliver world-class education to students in China and globally.

Our Business

We are the largest operator of international and bilingual K-12 schools in China in terms of student enrollment as of September 1, 2016, according to the Frost & Sullivan report. We are dedicated to providing quality international education to Chinese students and equipping them with the critical academic foundation and skillsets necessary to succeed in the pursuit of higher education overseas. We also complement our international offerings with Chinese government-mandated curriculum for students who wish to maintain the option of pursuing higher education in China. We established one of the first private schools in China in 1994 and have since expanded our network to operate 51 schools as of February 28, 2017, covering the breadth of K-12 academic needs of our students across seven provinces in China. In the first half of the 2017 school year, we had an average of 29,230 students enrolled at our schools, representing an increase of 54.6% from an average of 18,913 students enrolled during the 2014 school year.

Our schools comprise international schools, bilingual schools and kindergartens. We offer a broad range of internationally-accredited curricula in our international schools. We tailor the delivery of coursework to optimize learning outcomes for our students and prepare them for higher education overseas. According to the Frost & Sullivan report, we are among a select group of private school operators in China accredited to administer all major globally-recognized education programs, including Diploma Program, Advanced Placement and IGCSE/A-Level. We are also one of the first school operators in China accredited to administer the full set of International Baccalaureate, or IB, curricula, including its Primary Years Program, Middle Years Program, and Diploma Program. Our bilingual schools place a specific emphasis on developing our students’ English language proficiency and non-academic skillsets, offering elective classes in sports, arts and community service programs. Leveraging our experience and insights into learning needs at different stages, our kindergartens seek to lay the necessary foundation for our students’ for future studies. We also offer a range of complementary education services, including overseas camps and after-school programs.

Our schools effectively enhance our students’ academic performance. 68.0% of the 2016 graduating class enrolled in our Diploma Program or A-Level curricula that applied for overseas universities were admitted into global top 50 institutions, as ranked by either the QS World University Rankings or U.S. News, including University of Oxford, University of Cambridge and Cornell University. We believe our bilingual schools are often one of the schools of choice in their respective cities. Approximately 77% of the 2016 graduating class from our two largest bilingual schools, Huanan Country Garden School and Phoenix City Bilingual School, were admitted into the top local high schools.

The effectiveness of our education, along with our state-of-the-art facilities, student- and parent-centric support services and our brand recognition, allows us to command premium pricing. The average tuition across our six international schools for the 2016 school year was approximately 10.4% higher than the average tuition of international programs in China targeting Chinese students, according to the Frost & Sullivan report. Similarly, during the same period, our bilingual schools and kindergartens charged substantially higher tuition than the average tuition of private schools from grade one through nine and kindergartens in China, respectively, according to the Frost & Sullivan report.

We collaborate closely with Country Garden, a related party, which is a leading developer of residential properties in China, which has allowed us to operate a highly scalable business model and launch greenfield schools with significantly lower upfront capital expenditures. Substantially all of our existing schools were developed in cooperation with Country Garden’s residential property projects, allowing Country Garden to meet local government requirements and the market needs for education facilities and services in its residential communities. The demand for convenient access to quality education from Country Garden’s homeowners, who are relatively affluent families, provides a large pool of students for our schools, and at the same time drives sales of residential units in the vicinity of our schools. We believe we will continue to benefit from this synergistic relationship as we expand our school network.

We have experienced substantial growth in recent years. Our revenue increased from RMB588.2 million in the 2014 fiscal year to RMB745.9 million in the 2015 fiscal year and further to RMB1,040.3 million (US$151.5 million) in the 2016 fiscal year, representing a compound annual growth rate, or CAGR, of 33.0%. Our revenue increased from RMB503.7 million in the six months ended February 29, 2016 to RMB646.2 million (US$94.1 million) in the six months ended February 28, 2017, representing an increase of 28.3%. We focus on providing quality education to our students and, since the beginning of the 2016 fiscal year, we have implemented various initiatives to improve operating efficiency and profitability. We had net income of RMB2.9 million (US$0.4 million) in the 2016 fiscal year, compared to net loss of RMB38.1 million and RMB39.9 million in the 2014 and 2015 fiscal years, respectively. We had net income of RMB88.0 million (US$12.8 million) in the six months ended February 28, 2017, compared to net loss of RMB51.1 million in the six months ended February 29, 2016. We use adjusted net income, which excludes share-based compensation, in evaluating our ongoing results of operations. Our adjusted net income was RMB98.0 million (US$14.3 million) in the 2016 fiscal year, which is the only fiscal year where we have incurred share-based compensation expenses. For a detailed description of our non-GAAP measures, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations—Non-GAAP measures” below.

Our Industry

Formal education includes K-12 education and higher education. The K-12 education system in China consists of public and private schools, with a total of 210.2 million students as of December 31, 2016, according to the Frost & Sullivan report.

The private K-12 education market has been, and is expected to continue to be, an important growth driver of the overall K-12 education market. According to the Frost & Sullivan report, the revenue of private K-12 education market in China increased from RMB99.2 billion in 2011 to RMB217.3 billion in 2016 and is expected to reach RMB370.3 billion in 2021. There were 40.0 million students enrolled at private K-12 schools in China as of December 31, 2016, with the number of students expected to reach 51.1 million by December 31, 2021, according to the Frost & Sullivan report.

International and bilingual private K-12 education targets students who wish to continue post-secondary education at globally-recognized universities. The expansion of the international and bilingual private K-12 market is primarily driven by the increasing number of students seeking to study abroad, which in turn is the result of increasing wealth of Chinese families and the perceived impact of overseas education on career prospects. The number of Chinese students commencing overseas education was approximately 544,500 in 2016 and is expected to reach approximately 775,900 by 2021, according to the Frost & Sullivan report.

Our Strengths

We believe the following strengths have contributed to our success and differentiate us from our competitors:

•	significant market leadership with premium pricing;

•	highly effective education;

•	strong operational expertise;

•	full spectrum of pre-college education services;

•	synergistic relationship with Country Garden; and

•	management team members with proven track record.

Our Strategies

We aspire to become a pre-eminent global education service provider and intend to pursue the following strategies to further grow our business:

•	enhance education quality and academic results;

•	promote brand awareness;

•	expand into new markets across China;

•	increase utilization rates and improve operating efficiency;

•	broaden service offerings to enrich learning experience; and

•	pursue strategic alliances and selective acquisition opportunities.

Our Challenges

Our ability to accomplish our mission and execute our strategies is subject to risks and uncertainties. We believe the following are the major risks and uncertainties that may materially affect us:

•	we may not be able to grow as rapidly as we have in the past several years and maintain or increase profitability in the future;

•	there may be changes in the regulatory regime over the private education industry in China;

•	we may not be able to collaborate with Country Garden on favorable terms or launch schools independent of Country Garden;

•	we may not be able to deliver effective education and enable our students to achieve their academic goals;

•	our reputation may be damaged, including as a result of our staff failing to appropriately supervise students under their care;

•	demand for our international schools may decline as a result of negative changes in immigration policy or various reasons that could increase the difficulty or reduce the demand for Chinese students to study overseas; and

•	there may be significant downturn of the regional economy of Guangdong province, where a majority of our schools are located.

See “Risk Factors” and “Special Note Regarding Forward-Looking Statements” for detailed discussions of these and other risks and uncertainties associated with our business and investing in our ADSs.

Corporate History and Structure

We trace our history back to Guangdong Country Garden School, our first private school founded in 1994. Over the past two decades, we established and acquired a number of schools and learning centers in China.

In December 2016, Bright Scholar Holdings was incorporated in the Cayman Islands as our proposed listing entity. In January 2017, we, through our Hong Kong subsidiary, incorporated Zhuhai Hengqin Bright Scholar Management Consulting Co., Ltd., or Zhuhai Bright Scholar, as our wholly-owned subsidiary in China.

Due to PRC legal restrictions on foreign ownership in education services and the ability of schools providing compulsory education to make distributions to their sponsors, we carry out our business through BGY Education Investment, a PRC entity whose equity interests are held by PRC citizens. In January 2017, Zhuhai Bright Scholar entered into a series of contractual arrangements with BGY Education Investment, the schools which BGY Education Investment owns and operates, and Ms. Meirong Yang and Mr. Wenjie Yang, the shareholders of BGY Education Investment. Ms. Meirong Yang is one of our founders and a relative of Ms. Huiyan Yang, our chairperson. Mr. Wenjie Yang is Ms. Meirong Yang’s business partner. As a result of these contractual arrangements, we have effective control over, and are the primary beneficiary of BGY Education Investment. The contractual arrangements were executed and became effective on January 25, 2017. However, those contractual arrangements may not be as effective in providing operational control as direct ownership, see “Risk Factors—Risks Related to Our Corporate Structure” and “Risk Factors—Risks Related to Doing Business in China.”

The following diagram illustrates our corporate structure as of the date of this prospectus:

(1)	Following the completion of this offering, Ms. Meirong Yang, Ms. Huiyan Yang, Mr. Junli He and public shareholders will beneficially own %, %, % and % of total ordinary shares on an as-converted basis, representing %, %, % and % of the aggregate voting power, respectively. See “Principal Shareholders.”
(2)	We are in the process of transferring the contracts of substantially all of our employees at our learning centers, which are currently owned and operated by subsidiaries of BGY Education Investment, to subsidiaries of Zhuhai Bright Scholar. These entities have no other material assets.
(3)	Under PRC law, entities and individuals who establish private schools are referred to as “sponsors” rather than “owners” or “shareholders.” The rights of sponsors vis-à-vis schools are similar to the rights of shareholders vis-à-vis companies with regard to legal, regulatory and tax matters, but differ with regard to the right of a sponsor to receive returns on investment and the right to the distribution of residual properties upon termination and liquidation. BGY Education Investment is the direct or indirect sponsor of each of our schools we currently operate as registered pursuant to applicable PRC laws and regulations. For more information regarding school sponsorship and the difference between sponsorship and ownership under relevant laws and regulations, see “PRC Regulation—Regulations on Private Education in the PRC.”

Corporate Information

Our principal executive offices are located at No.1, Country Garden Road, Beijiao Town, Shunde District, Foshan, Guangdong 528300, China. Our telephone number at this address is +86-757-6683-2507. Our registered office in the Cayman Islands is located at the offices of Codan Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman, KY1-1111, Cayman Islands.

Investors should submit any inquiries to the address and telephone number of our principal executive offices. Our website is http://www.bgyedu.cn. The information contained on our website is not a part of this prospectus. Our agent for service of process in the United States is             , located at             .

Implications of Being an Emerging Growth Company

As a company with less than US$1.0 billion in revenue for the last fiscal year, we qualify as an “emerging growth company” pursuant to the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. As such, we may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, in the assessment of our internal control over financial reporting. Under the JOBS Act we also do not need to comply with any new or revised financial accounting standards until the date that private companies are required to do so. However, we have elected to “opt out” of this provision and, as a result, we will comply with new or revised accounting standards as required when they are adopted for public companies. This decision to opt out of the extended transition period under the JOBS Act is irrevocable.

We will remain an emerging growth company until the earliest of (1) the last day of our fiscal year during which we have total annual gross revenues of at least US$1.0 billion; (2) the last day of our fiscal year following the fifth anniversary of completion of this offering; (3) the date on which we have, during the previous three-year period, issued more than US$1.0 billion in non-convertible debt; or (4) the date on which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if the market value of our ADSs that are held by non-affiliates exceeds US$700 million as of the last business day of our most recently completed second fiscal quarter. Once we cease to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above.

Conventions that Apply to this Prospectus

Except where the context otherwise indicates and for the purpose of this prospectus only:

•	“ADRs” refer to the American depositary receipts which, if issued, evidence our ADSs;

•	“ADSs” refer to American depositary shares, each of which represents Class A ordinary share(s);

•	“Bright Scholar Holdings” refers to Bright Scholar Education Holdings Limited, our proposed listing entity incorporated in the Cayman Islands;

•	“China” or “PRC” refers to the People’s Republic of China, excluding, for the purpose of this prospectus only, Taiwan and the special administrative regions of Hong Kong and Macau;

•	“Country Garden” refers to Country Garden Holdings Company Limited, a company listed on The Stock Exchange of Hong Kong Limited (stock code: 2007), a related party, and its subsidiaries;

•	“fiscal year” refers to the period from September 1 of the previous calendar year to August 31 of a calendar year;

•	“school year” refers to the period from September 1 of the previous calendar year to June 30 of a calendar year;

•	“ordinary shares” or “shares” refer to our ordinary shares of par value US$0.0001 per share and, upon the completion of this offering, to our Class A and Class B ordinary shares, par value US$0.0001 per share;

•	“RMB” or “Renminbi” refers to the legal currency of China;

•	“US$,” “U.S. dollars,” “$” and “dollars” refer to the legal currency of the United States of America; and

•	“we,” “us,” “our,” and “our company” refer to Bright Scholar Education Holdings Limited, its subsidiaries and its affiliated entities.

Our reporting and functional currency is Renminbi. This prospectus contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Unless otherwise stated, all translations of Renminbi into U.S. dollars were made at RMB6.8665 to US$1.00, the noon buying rate on February 28, 2017 as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. We make no representation that the Renminbi or U.S. dollar amounts referred to in this prospectus could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. On March 17, 2017, the noon buying rate for Renminbi was RMB6.9000 to US$1.00.

Unless the context indicates otherwise, all information in this prospectus assumes no exercise by the underwriters of their over-allotment option.

The Offering

Offering price	We currently estimate that the initial public offering price will be between US$ and US$ per ADS.

ADSs offered by us	ADSs (or ADSs if the underwriters exercise their over-allotment option in full).

Ordinary shares outstanding immediately after this offering

            ordinary shares, comprised of            Class A ordinary shares and Class B ordinary shares (or            ordinary shares if the underwriters exercise their over-allotment option in full, comprised of            Class A ordinary shares and            Class B ordinary shares).

ADSs outstanding immediately after this offering	ADSs (or ADSs if the underwriters exercise their over-allotment option in full).

The ADSs	Each ADS represents Class A ordinary share(s), par value US$0.0001 per share.

The depositary will hold the Class A ordinary shares underlying your ADSs. You will have rights as provided in the deposit agreement.

If we declare dividends on our Class A ordinary shares, the depositary will pay you the cash dividends and other distributions it receives on our Class A ordinary shares, after deducting its fees and expenses in accordance with the terms set forth in the deposit agreement.

You may turn in your ADSs to the depositary in exchange for Class A ordinary shares. The depositary will charge you fees for any exchange.

We may amend or terminate the deposit agreement without your consent. If you continue to hold your ADSs, you agree to be bound by the deposit agreement as amended.

To better understand the terms of the ADSs, you should carefully read the “Description of American Depositary Shares” section of this prospectus. You should also read the deposit agreement, which is filed as an exhibit to the registration statement that includes this prospectus.

Ordinary shares	Following the completion of this offering, our outstanding share capital will consist of Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. Each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to 20 votes and is convertible into one Class A ordinary share. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. See “Description of Share Capital” for more information.

Over-allotment option	We have granted to the underwriters an option, which is exercisable within 30 days from the date of this prospectus, to purchase up to an additional ADSs to cover over-allotments.

Use of proceeds	We expect to receive net proceeds of approximately US$ million from this offering, assuming an initial public offering price of US$ per ADS, which is the midpoint of the estimated range of the initial public offering price shown on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds from this offering for launching new schools, marketing and brand promotion, curriculum design and other research and development efforts, and selective investments and acquisitions and general corporate purposes. See “Use of Proceeds” for additional information.

Lock-up	[We, our directors and executive officers and our existing shareholders] have agreed with the underwriters, subject to certain exceptions, not to sell, transfer or dispose of, directly or indirectly, any of our ADSs or ordinary shares or securities convertible into or exercisable or exchangeable for our ADSs or ordinary shares for a period of days after the date of this prospectus subject to certain exceptions. See “Shares Eligible for Future Sale” and “Underwriting” for more information.

Proposed [NASDAQ Global Market/NYSE] symbol	We intend to apply to have the ADSs listed on the [NASDAQ Global Market/NYSE] under the symbol “[BEDU].”

Payment and settlement	The underwriters expect to deliver the ADSs against payment therefor through the facilities of the Depository Trust Company on , 2017.

Depositary

[Reserved ADSs	At our request, the underwriters have reserved for sale, at the initial public offering price, up to an aggregate of ADSs offered in this offering to some of our directors, officers, employees, business associates and related persons through a directed share program. We do not know if these persons will choose to purchase all or any portion of these reserved ADSs, but any purchases they do make will reduce the number of ADSs available to the general public. Any reserved ADSs not so purchased will be offered by the underwriters to the general public on the same terms as the other ADSs.]

Summary Combined and Consolidated Financial Data and Operating Data

The following summary combined statements of operations data for the 2014, 2015 and 2016 fiscal years, the summary combined balance sheet data as of August 31, 2014, 2015 and 2016 and the combined statements of cash flows data for the fiscal years ended August 31, 2014, 2015 and 2016 have been derived from the audited combined financial statements included elsewhere in this prospectus. The following summary combined and consolidated income (loss) data for the six months ended February 29, 2016 and February 28, 2017, the summary consolidated balance sheet data as of February 28, 2017 and the summary combined and consolidated cash flows data for the six months ended February 29, 2016 and February 28, 2017 have been derived from the unaudited condensed combined and consolidated financial statements included elsewhere in this prospectus. We have prepared the unaudited condensed combined and consolidated financial statements on the same basis as our audited combined financial statements. The unaudited condensed combined and consolidated financial statements include all adjustments, consisting only of normal and recurring adjustments, that we consider necessary for a fair representation of our financial position and operating results for the periods presented. Our combined and consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States, or U.S. GAAP. Our historical results for any period are not necessarily indicative of results to be expected for any future period. You should read the following summary financial information in conjunction with the combined and consolidated financial statements and related notes and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

	Year Ended August 31,				Six Months Ended
	2014	2015	2016		February 29, 2016	February 28, 2017
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(in thousands, except for share and per share data)
Summary Combined and Consolidated Income (loss) Data:
Revenue	588,163	745,850	1,040,329	151,508	503,749	646,170	94,105
Cost of revenue	(501,881)	(655,597)	(736,205)	(107,217)	(367,308)	(430,178)	(62,649)

Gross profit	86,282	90,253	304,124	44,291	136,441	215,992	31,456
Selling, general and administrative expenses	(125,784)	(166,084)	(290,098)	(42,248)	(184,075)	(107,748)	(15,692)
Other operating income	3,626	5,249	4,283	624	2,324	1,427	208

Operating income/(loss)	(35,876)	(70,582)	18,309	2,667	(45,310)	109,671	15,972
Interest income, net	1,596	1,808	2,148	313	1,304	1,118	163
Investment income	—	—	805	117	—	3,237	471
Other expense	(61)	(455)	(457)	(67)	(77)	(497)	(72)

Income/(loss) before income taxes	(34,341)	(69,229)	20,805	3,030	(44,083)	113,529	16,534
Income tax benefit/(expense)	(3,775)	29,317	(17,889)	(2,605)	(7,041)	(25,558)	(3,723)

Net income/(loss)	(38,116)	(39,912)	2,916	425	(51,124)	87,971	12,811

Net income/(loss) attributable to non-controlling interests(1)	(5,230)	166	39,290	5,722	17,609	20,034	2,918

Net income (loss) attributable to ordinary shareholders	(32,886)	(40,078)	(36,374)	(5,297)	(68,733)	67,937	9,893

Net earnings (loss) per share attributable to ordinary shareholders
Basic and diluted	(3.55)	(4.33)	(3.75)	(0.54)	(7.32)	6.79	0.99
Weighted average shares used in calculating net earnings (loss) per ordinary share
Basic and diluted	9,259,000	9,259,000	9,698,336	9,698,336	9,392,623	10,000,000	10,000,000
Non-GAAP Financial Data(2)
Adjusted EBITDA	(2,472)	(13,930)	185,821	27,062	81,057	151,347	22,041
Adjusted net income/(loss)	(38,116)	(39,912)	97,986	14,270	43,946	87,971	12,811

(1)	Includes former shareholders (comprising all minority shareholders of all of our international schools, bilingual schools and kindergartens) that disposed of their minority investments in certain schools to us in the first quarter of the 2017 fiscal year.
(2)	See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations—Non-GAAP measures” for details.

	As of August 31,				As of February 28,
	2014	2015	2016		2017
	RMB	RMB	RMB	US$	RMB	US$
	(in thousands)
Summary Combined and Consolidated Balance Sheet Data:
Current assets:
Cash and cash equivalents	144,581	240,684	356,018	51,849	637,646	92,863
Restricted cash	3,547	3,564	6,433	937	6,439	938
Amount due from related parties	272,505	293,433	138,091	20,111	3,151	459
Non-current assets:
Property and equipment, net	360,027	398,765	431,377	62,823	427,149	62,208
Prepayment for construction contract	24,109	15,393	2,421	353	871	126
Total assets	913,757	1,093,196	1,239,232	180,475	1,347,262	196,208

Current liabilities:
Amount due to related parties	279,821	337,257	66,855	9,736	101,297	14,752
Accrued expenses and other current liabilities	148,968	165,978	201,019	29,275	199,845	29,104
Total liabilities	932,179	1,132,151	1,077,671	156,946	1,145,609	166,840

Total equity	(18,422)	(38,955)	161,561	23,529	201,653	29,368

Total liabilities and equity	913,757	1,093,196	1,239,232	180,475	1,347,262	196,208

	Year Ended August 31,				Six Months Ended
	2014	2015	2016		February 29, 2016	February 28, 2017
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
Summary Combined and Consolidated Cash Flows Data:
Net cash from operating activities	46,624	134,887	360,658	52,524	94,714	191,057	27,827
Net cash from/(used in) investing activities	(170,514)	(154,381)	32,086	4,673	(131,009)	52,223	7,606
Net cash from/(used in) financing activities	101,656	115,614	(274,541)	(39,983)	8,417	38,354	5,585

Net change in cash and cash equivalents, and restricted cash	(22,234)	96,120	118,203	17,214	(27,878)	281,634	41,018
Cash and cash equivalents, and restricted cash at beginning of the year	170,362	148,128	244,248	35,571	244,248	362,451	52,785

Cash and cash equivalents, and restricted cash at end of the year	148,128	244,248	362,451	52,785	216,370	644,085	93,803

Key Operating Data

The following table presents our key operating data for the periods indicated:

	Year Ended August 31,			Six Months Ended
	2014	2015	2016	February 29, 2016	February 28, 2017
Summary Operating Data:
Average student enrollment (1)	18,913	21,084	25,862	25,497	29,230
Average tuition and fees per student (in RMB) (2)	30,932	35,220	38,814	19,563	20,702
Average number of full time teachers (3)	1,932	2,352	2,899	2,880	3,142

(1)	Defined as the average number of students enrolled at our international schools, bilingual schools and kindergartens as of the end of each of the 10 months for each respective school year or the six months for each respective period.
(2)	Calculated as revenue from our international schools, bilingual schools and kindergartens divided by average student enrollment at these schools during the applicable period.
(3)	Defined as the average number of full time teachers employed at our international schools, bilingual schools and kindergartens and instructors employed at our learning centers as of the end of each month in each respective fiscal year or period.

RISK FACTORS

An investment in our ADSs involves significant risks. You should carefully consider all of the information in this prospectus, including the risks and uncertainties described below, before making an investment in our ADSs. Any of the following risks could have a material adverse effect on our business, financial condition, results of operations and prospects. In any such case, the market price of our ADSs could decline, and you may lose all or part of your investment.

Risks Related to Our Business and Industry

We may not be able to execute our growth strategies or continue to grow as rapidly as we have in the past several years.

We have grown rapidly in the past few years, expanding our school network from 29 schools as of September 1, 2013 to 51 schools as of February 28, 2017. We will continue to enroll students, recruit teachers and educational staff, increase the utilization rates of our existing and new schools and invest in complementary businesses after the completion of the offering. However, we may not be able to continue to grow as rapidly as we did in the past due to uncertainties involved in the process, for example:

•	we may not be able to attract and retain a sufficient number of students for our existing and new schools;

•	we may not be able to hire and retain principals, teachers, educational staff and other employees for our existing and new schools;

•	we may require more time than expected to obtain the accreditation for the education programs, particularly the international education programs, at our schools;

•	we may be unable to continue to refine our curricula and optimize our students’ academic performance;

•	our business partner, Country Garden, a related party, may be unable to develop new residential communities at locations with a robust demand for private education or sell residential units to a sufficient number of buyers seeking convenient access to private education;

•	the development of new schools may be delayed or affected as a result of many factors, such as delays in obtaining government approvals or licenses, shortages of key construction supplies and skilled labor, construction accidents, or natural catastrophes, some of which are beyond our control;

•	we may be unable to successfully build our brand name and launch schools independent of Country Garden;

•	we may be unable to successfully execute new growth strategies; and

•	we may be unable to successfully integrate complementary or acquired businesses with our current service offerings and achieve anticipated synergies.

These risks may increase significantly when we expand into new cities or countries. Managing the growth of a geographically diverse business also involves significant risks and challenges. We may find it difficult to manage financial resources, implement uniform education standard and operational policies and maintain our operational, management and technology systems across our network. If we are unable to manage our expanding operations or successfully achieve future growth, our business, prospects, results of operations and financial condition may be materially and adversely affected.

We have incurred net losses in the past and only become profitable in the 2016 fiscal year, and we may not remain profitable or increase profitability in the future.

We experienced net losses of RMB38.1 million and RMB39.9 million in the 2014 and 2015 fiscal years, respectively. We focus on providing quality education to our students and, since the beginning of the 2016 fiscal year, we have implemented various initiatives to improve our operating efficiency and profitability. We had net income of RMB2.9 million (US$0.4 million) and adjusted net income of RMB98.0 million (US$14.3 million) in the 2016 fiscal year and net income of RMB88.0 million (US$12.8 million) in the six months ended February 28, 2017. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations—Non-GAAP measures” for details. We may not be successful in maintaining or increasing overall profitability going forward. In particular, certain of our schools, especially those at the ramp-up stage and with comparatively low utilization rates, are currently loss making and we may not be able to improve the profitability of these schools. We plan to expand our school network and new schools we launch may negatively impact our profitability.

Our ability to maintain profitability and positive cash flow will depend in large part on our ability to control our costs and expenses which we expect to increase as we further develop and expand our school network. We may incur significant losses in the future for a number of reasons, including the other risks described in this prospectus. We may also further encounter unforeseen expenses, difficulties, complications, delays and other unknown events. If we fail to increase revenue at the rate we anticipate or if our expenses increase at a faster rate than the increase in our revenue, we may not be able to remain profitable or increase profitability.

We may be subject to significant limitations on our ability to engage in the private education business or make payments to our subsidiaries and may otherwise be materially and adversely affected by changes in PRC laws and regulations.

The Standing Committee of the National People’s Congress amended the Law on the Promotion of Private Education on November 7, 2016, scheduled to be effective on September 1, 2017. Pursuant to this amendment, sponsors of private schools may choose to establish schools as either non-profit or for-profit schools. Sponsors are not permitted to establish for-profit schools that provide compulsory education services, which covers grades one to nine and accounted for a significant portion of our students as well as revenue during the reporting period. Sponsors of for-profit private schools are entitled to retain the profits from their schools and the operating surplus may be allocated to the sponsors pursuant to the PRC company law and other relevant laws and regulations. Sponsors of non-profit private schools are not entitled to any distribution of profits from their schools and all revenue must be used for the operation of the schools. For further details, see “PRC Regulation—Regulations on Private Education in the PRC—The Law for Promoting Private Education and the Implementation Rules for the Law for Promoting Private Education.”

As of the date of this prospectus, the implementing rules for the Law for the Promotion of Private Education or the relevant regulations adopted by competent government authorities at the provincial level for the purpose of implementing the amended Law on the Promotion of Private Education have not been published to the public. It remains uncertain how the amended law will be interpreted and implemented and impact our business operations. For example, under the amended law and its implementing rules, schools that offer compulsory education services must register as non-profit schools, though it is currently unclear how to make this registration. In addition, the local government authorities in implementing the amended law may impose additional limits on the tuition and fees our schools charge. Furthermore, as a holding company, our ability to generate profits, pay dividends and other cash distributions to our shareholders under the existing and amended law are affected by many factors, including whether our schools are characterized as for-profit or non-profit schools, the profitability of our schools and other affiliated entities, and our ability to receive dividends and other distributions from our PRC subsidiary, Zhuhai Bright Scholar, which in turn depends on the service fees paid to Zhuhai Bright Scholar from our schools and other affiliated entities.

Zhuhai Bright Scholar has entered into an exclusive management services and business cooperation agreement with each of our affiliated entities, including our schools controlled and held by BGY Education Investment, pursuant to which we provide service to our schools in exchange for the payment of service fees. As advised by our PRC legal adviser, our right to receive the service fees from our schools and other affiliated entities does not contravene any PRC laws and regulations and that payment of service fees under our contractual arrangements should not be regarded as the distribution of returns, dividends or profits to the sponsors of our schools under the PRC laws and regulations. However, if the relevant PRC government authorities take a different view, or if the amended law were to be implemented and interpreted in a manner that deems our current business practices to be in violation, our business, financial condition and results of operations may be materially and adversely affected. For example, they may seek to confiscate any or all of the service fees that have been paid by our schools to Zhuhai Bright Scholar, including retrospectively, to the extent that such service fees are tantamount to “reasonable returns” or profits taken by the sponsors of these schools. The relevant PRC government authorities may also seek to stop student from attending our schools or, in a more extreme situation, revoke the operating permits of these schools. We may also have to reorganize our operations to meet the requirements regarding the compulsory education services and comply with the amended law.

A majority of our schools are located in Guangdong province, China, and any significant downturn of the regional economy or adverse changes in the local regulatory regime may materially and adversely affect our business, financial condition and results of operations.

As of February 28, 2017, 36 of our 51 schools were located in Guangdong province, China. Our schools in Guangdong province in aggregate generated 84.1% and 76.7% of our revenues in the 2016 fiscal year and the six months ended February 28, 2017. Our flagship school, Guangdong Country Garden School, alone generated approximately 32.7% and 27.6% of our revenues in the 2016 fiscal year and the six months ended February 28, 2017, respectively. We have historically benefited from the rapid economic development of this region. The concentration of our business in Guangdong province, however, exposes us to geographical concentration risks related to this region or the schools located in this region. Any material adverse social, economic or political development or any natural disaster or epidemic affecting this region could negatively affect the disposable income of the families of our current and prospective students and their demand for private education. The occurrence of any of the foregoing could have a material adverse effect on our business, financial condition and results of operations.

If we fail to enroll and retain a sufficient number of students, our business could be materially and adversely affected.

Our ability to continue to enroll and retain students for our schools is critical to the continued success and growth of our business. The success of our efforts to enroll and retain students will depend on several factors, including our ability to:

•	enhance existing education programs and services to respond to market changes and student demands;

•	develop new programs and services that appeal to our students and their parents;

•	maintain and enhance our reputation as a leading school operator offering quality education;

•	expand our school network and geographic reach;

•	effectively market our schools and programs to a broader base of prospective students;

•	manage our growth while maintaining the consistency of our teaching quality;

•	develop and license additional high quality education content; and

•	respond to increasing competition in the market.

In addition, local and provincial government authorities may impose restrictions on the number of students we can enroll. Our business, financial condition and results of operation could be materially and adversely affected if we cannot maintain or increase our student base as we expand our school network.

Accidents, injuries or other harm may occur at our schools, learning centers or the events we organize, which could affect our reputation and our ability to attract and retain students.

There are inherent risks of accidents or injuries in our business. We could be held liable if any student, employee or other person is injured in any accident at any of our schools, learning centers or the events we organize. Though we believe we take appropriate measures to limit these risks, in the event of personal injuries, food poisoning, fires or other accidents suffered by students or other people, we could nonetheless face claims alleging that we were negligent, that we provided inadequate supervision or that we were otherwise liable for the injuries. In addition, if any of our students commit acts of violence, we could face claims alleging our failure to provide adequate security measures or precautions to prevent such actions. Similar events and allegations may also arise with respect to events we organize, including off-campus gatherings and overseas camp programs. Parents may perceive our facilities or programs to be unsafe, which may discourage them from sending their children to our schools, learning centers or programs. We have historically encountered isolated student-related accidents on our school premises and compensated the injured students. Although we maintain liability insurance, the insurance coverage may not be adequate to fully protect us from claims of all kinds and we cannot guarantee that we will be able to obtain sufficient liability insurance in the future on commercially reasonable terms or at all. A liability claim against us or any of our employees could adversely affect our reputation and ability to attract and retain students. Even if unsuccessful, such a claim could create unfavorable publicity, cause us to incur substantial expenses and divert the time and attention of our management.

We may be unable to charge tuition at sufficient levels to be profitable or raise tuition as planned.

Our results of operations are affected in large part by the pricing of our education services. We charge tuition based on each student’s grade level and the programs that the student is enrolled in. Subject to the applicable regulatory requirements, we generally determine tuition based on the demand for our education services, the cost of our services, and the tuition and the fees charged by our competitors. Although we have been able to increase the tuition we charge our students in the past, we cannot guarantee that we will be able to maintain or increase our tuition in the future without adversely affecting the demand for our education services.

The tuition we charge for some of our education programs is subject to regulatory restrictions. The regulatory authorities in China, at both the provincial and local levels, have broad powers to regulate the private education industry in China, including the tuition, room and board fees and other fees charged by schools. We have occasionally encountered difficulty in persuading the local regulatory authorities to approve our tuition increase proposals in the past. In light of the significant increase in tuition and other education related fees in China in recent years, regulatory authorities may impose stricter price control on education charges generally in the future. For example, in accordance with the relevant local regulations, if we increase the tuition at our schools in Guangdong province in a certain school year, such increase will generally not affect the existing students until they complete their current section of education at the same schools. If the tuition we charge were required to be reduced or were not allowed to increase in line with increases in our costs, or if there are any changes in the regulations which may otherwise negatively affect or restrict our ability to adjust our tuition, our business, financial condition and results of operations may be materially and adversely affected. For example, the local government authorities in implementing the amended Law for the Promotion of Private Education may impose additional limits on the tuition and fees our schools charge or prevent us from raising the tuition and fees to our desired levels or at all. For our complementary education services, we have more discretion in determining the tuition, but we cannot guarantee that the current regulatory regime will not change in a manner that may restrict our ability to increase tuition for our complementary education services.

Furthermore, the tuition we are able to charge is subject to a number of other factors, such as the perception of our brand, the academic results achieved by our students, our ability to hire qualified teachers, and general local economic conditions. Any significant deterioration in these factors could have a material adverse effect on our ability to charge tuition at levels sufficient for us to remain profitable.

If we fail to ramp up our existing schools or successfully launch new schools, our business growth and prospects could be materially and adversely affected.

We currently operate a network of 51 schools in China, approximately half of which, including five international schools, are in the ramp-up period, which typically follows in the first few years after the launch of a new school. Certain of our schools currently in the ramp-up period are loss-making. We plan to dedicate significant resources to expanding our international education business, within which we only have one school that has been in operation for more than five years, three that were profitable for the 2016 fiscal year and four that were profitable for the six months ended February 28, 2017. We cannot assure you that we will be able to continue to attract a sufficient number of students to enroll in these schools, recruit additional qualified teachers and educational staff to meet the demands of the increased student enrollment or otherwise expand our operations at schools in a manner that ensures a consistently high quality of education service.

As a growth strategy, we seek to continue to expand our school network, particularly international schools, in the future. We plan to launch schools in collaboration with school development partners, including Country Garden, and on our own. We or our partners may encounter difficulty in procuring the land and obtaining the permits for construction. As the offering of international education programs requires us to meet the relevant accreditation standards and attract and retain teachers qualified to deliver internationally-accredited courses, we cannot assure you that we will be able to apply our experience from the operation of our existing international schools to new schools or that we will be able to obtain the requisite accreditations or recruit a sufficient number of qualified teachers. If we fail to attract students to our existing schools or build new schools with the requisite accreditations and teachers, our business growth and prospects could be materially and adversely affected.

We may not be able to renew school operation agreements or maintain favorable fee rates at our existing schools or enter into school operation agreements for new schools on reasonable terms.

Since our inception, we have launched substantially all of our schools by collaborating with Country Garden. Our schools have enabled Country Garden to meet the local zoning requirements of associated residential properties and have helped market its residential units to prospective home buyers seeking convenient access to private education.

We have entered into three-year school operation agreements with Country Garden. Under these agreements, Country Garden provides the premises and facilities for us to operate our schools, while we are responsible for the operation and management of the schools. We may also offer preferential placement and favorable tuition rates to Country Garden homeowners. In the 2016 fiscal year, the aggregate amount of tuition discounts was equal to 5.7% of our total revenue. We only recognize the tuition we receive as revenue. However, we cannot assure you that we will be able to renegotiate the contract terms that are acceptable to us with Country Garden when the existing agreements expire. As a result, we may be required to pay higher fees or relocate the affected operations to new locations outside of Country Garden’s school premises and facilities or residential communities, which would require us to pay higher fees for or even purchase the school facilities, and may significantly increase our marketing expenses to attract students from families residing outside Country Garden’s residential communities. Our profitability may decrease if we are unable to pass on the increased costs and expenses to our students by raising tuition without compromising our ability to retain students. Any protraction for the relocation may also materially interrupt our business operations and result in a loss of student enrollment.

As Country Garden is responsible for ensuring the proper land use type, obtaining the requisite government certifications on construction, environmental assessment, fire control and title certificates and providing utilities including water, heating and power, if Country Garden fails to procure the land use type designated for education-related purposes, obtain such certifications or maintain uninterrupted utilities supplies, our operations could be disrupted. If our use of any such properties is challenged by third parties or government authorities, we may be forced to relocate the affected operations and incur significant expenses. We cannot assure you that we will be able to find suitable replacement sites in a timely manner, on terms acceptable to us, or at all.

We plan to launch new schools in collaboration with school development partners, including Country Garden, and on our own. We cannot assure you that we may obtain leases for school premises or enter into school operation agreements on commercially reasonable terms, or at all. Country Garden has an internal policy that designates us as a preferred school operator partner, under which we are entitled to the right of first refusal on school development projects in connection with its new residential properties. We cannot assure you that Country Garden will faithfully implement this policy or will not amend it, and we do not have the standing to request Country Garden to do otherwise.

We have certain property defects relating to our lease of the land occupied by Guangdong Country Garden School, which may adversely affect our operations.

Guangdong Country Garden School is located on a parcel of land of approximately 172,240 square meters, leased pursuant to a 70-year lease agreement, effective in 1994, signed between Guangdong Country Garden School and the local village cooperative. This long-term lease agreement has been registered on the rural collective asset management platform in accordance with the local administrative rules. However, PRC law requires that land parcels be classified according to their specific use type. The parcel on which Guangdong Country Garden School is located is classified for agricultural use, though the construction and operation of a school should be carried out upon land designated for educational use. Because this school is located on agricultural use land, we were unable to obtain the relevant land planning approval, construction planning approval, construction approval, inspection for completion of construction, fire control assessment and title certificates. As a result, we may be subject to fines and may be required to vacate if the facilities are found to fall below the statutory standard for construction. Further, the relevant local authorities could prevent us from continuing to use the land for educational purposes and we could be required to give up our school facilities. As of the date of this prospectus, we are not aware of any government investigation relating to our school facilities. However, if our school facilities were found to fall below the relevant statutory standards, we could be required to relocate Guangdong Country Garden School. Guangdong Country Garden School is our flagship school and alone generated 32.7% and 27.6% of our revenues in the 2016 fiscal year and the six months ended February 28, 2017, respectively. We cannot assure you that suitable alternative locations are readily available on commercially reasonable terms or at all, and if we are unable to relocate our operations in a timely manner, our operations will be severely interrupted, which may materially and adversely affect our business, result of operations and financial condition.

If regulatory authorities challenge our curriculum or textbook practices, our business, results of operations and financial condition may be materially and adversely affected.

Under current PRC laws, all schools are required to offer sufficient government-mandated coursework to students eligible for compulsory education and may supplement their compulsory education with elective coursework. Private schools may offer education programs outside government-mandated curriculum so long as the local education authorities have approved such programs. We offer internationally-accredited courses to our students, primarily in our international schools. We may be deemed to offer insufficient government-mandated coursework to students enrolled in our international programs from grades one through nine. Additionally, we did not obtain the required government approval for providing non-government-mandated coursework in certain schools. Current PRC laws are not clear as to which government examination and approval process is required for such education programs. We make annual filings for our schools to the local education authorities when required, but it is uncertain whether we have satisfied the relevant government approval requirement in relation to government-mandated coursework and non-government mandated programs.

In addition, under current PRC laws, textbooks, including those for non-government-mandated coursework, must be examined and approved by the local education authorities. Nine of our schools, including our flagship school, use foreign textbooks without obtaining the required government approval. There is no clear guideline under the current PRC laws for obtaining such government approval.

On December 29, 2016, the State Council issued the Several Opinions of the State Council on Encouraging the Operation of Education by Social Forces and Promoting the Healthy Development of Private Education, or the State Council Opinions. The State Council Opinions emphasize enhancing the leadership of the Chinese Communist Party, or the CCP, over private schools and, in particular, furthering the theoretical system of Socialism with Chinese Characteristics by introducing such system into textbooks and teaching programs.

It is not entirely clear under current PRC laws what penalties we may be subject to for non-compliant curriculum and textbook practice. The local education authorities have the right to prevent us from offering the non-government-mandated coursework or using the textbooks that have not been approved. As of the date of this prospectus, we are not aware of any government investigation of our curriculum or textbook practices. We cannot guarantee, however, that more stringent rules regulating curriculum and textbook will not be promulgated following the effectiveness of the amended Law for Promoting Private Education on September 1, 2017. Neither can we assure you that enhancing the leadership of the CCP over private schools according to the State Council Opinions will not lead to more stringent administrative orders on or any penalty against our current practice. We may be ordered by the government to rectify our current practices, which may include ceasing to provide courses that are not government-mandated, if a subsequent government investigation concludes that our practices are not fully compliant with the laws. If we are required by the rectification measures to offer our education programs in a manner that adversely affects our students’ academic performance and university admission results, we may be unable to attract and retain our students, which may materially and adversely affect our business, results of operations and financial condition.

Our business and future growth are affected by the residential communities developed by Country Garden.

We have launched, and expect to continue to launch, schools in collaboration with many of the residential properties developed and to be developed by Country Garden, and our business and future growth are, to a considerable extent, affected by Country Garden’s ability to successfully develop and sell residential units in its existing and new property projects. We have experienced setbacks in ramping up certain of our schools launched in collaboration with Country Garden. If any of the residential properties developed by Country Garden on which we operate or plan to operate our schools are underpopulated or otherwise unable to develop into substantial communities, the demand for private education in such areas may be lower than anticipated and we may be unable to enroll a sufficient number of students for our schools, which may adversely affect our business and results of operations. We cannot guarantee that we will be able to develop our schools independent of Country Garden’s residential property projects. Seeking partnership with other property developers or procuring properties for construction of school facilities may be time-consuming and capital-intensive and may in turn affect our business growth. In addition, we cannot guarantee that we will be able to cost-effectively attract prospective students to our schools launched in cooperation with other property developers or on our own.

The real estate market in China is sensitive to changes in government policies affecting the real estate and financial markets and related sectors. In recent years, the PRC government has implemented various administrative measures to curb what it has perceived as unsustainable growth in the real estate market, particularly when the real estate market in China experienced rapid and significant increases in home sales as well as prices. As Country Garden develops residential communities in prime areas in second- or third-tier cities or suburban areas in first-tier cities, any local economic downturn or changes in the real estate market policies may adversely affect Country Garden’s business development or alter its business strategies, which may in turn adversely affect our business relationship with Country Garden and our business and future growth.

If we fail to help our students achieve their academic goals, student and parent satisfaction with our education services may decline.

The success of our business depends on our ability to deliver quality school experiences and help our students achieve their academic goals. Our schools may not be able to meet the expectations of our students and their parents in terms of students’ academic performance. A student may not be able to attain the level of academic improvement that he or she seeks and his or her performance may otherwise not progress or decline due to reasons beyond our control. We may not be able to provide education that is satisfactory to all of our students and their parents, and student and parent satisfaction with our services may decline. In addition, we cannot guarantee that our students will be admitted to higher levels of education institutions of their choice. Any of the foregoing could result in a student’s withdrawal from our schools, and dissatisfied students or their parents may attempt to persuade other students or prospective students not to attend our schools. If our ability to retain students decreases significantly or if we otherwise fail to continue to enroll and retain new students, our business, financial condition and results of operations may be materially and adversely affected.

If fewer Chinese students aspire to study abroad, especially in the United Kingdom, Australia and the United States, demand for our international schools may decline.

One of the principal drivers of the growth of our international schools has been the increasing number of Chinese students who aspire to study abroad, especially in the United Kingdom, Australia and the United States. As such, any adverse changes in immigration policy or political sentiments toward foreigners and immigrants, terrorist attacks, geopolitical uncertainties and any international conflicts involving these countries could increase the difficulty for Chinese students to study overseas, or decrease the appeal of studying in such countries to Chinese students. Any significant change in admission standards adopted by overseas education institutions could also affect the demand for overseas education by Chinese students. According to the Frost & Sullivan report, 26.0%, 16.0% and 14.0% of Chinese students commencing education overseas in 2015 sought education in the United States, Australia and the United Kingdom, respectively.

In addition, any fluctuation in the currency exchange rate could have a negative impact on the translation of Renminbi into other currencies, including the U.S. dollars, Australian dollars and British pounds, which may increase the costs of living and tuition for Chinese students studying abroad. The attractiveness of pursuing education at international schools in China may decrease accordingly, which could adversely affect our business and profitability.

Furthermore, Chinese students may also become less likely to study abroad due to other reasons, such as improving domestic education or employment opportunities associated with continued economic development in China. These factors could cause declines in the demand for our international schools, which may adversely affect our business and profitability.

We may be unable to recruit, train and retain a sufficient number of qualified and experienced teachers and principals.

Our teachers are critical to maintaining the quality of our education and services and our brand and reputation. Our principals are also instrumental to the successful operation of our schools. Our ability to continue to attract teachers and principals with the necessary experience and qualifications is therefore a critical contributing factor to the success of our operations. There are a limited number of teachers and principals in China with the necessary experience, expertise and qualifications that meet our requirements. Further, the Measures for Punishment for Violation of Professional Ethics of Primary and Secondary School Teachers, promulgated by the PRC Ministry of Education, or MOE, on January 11, 2014, prohibits teachers of primary and secondary schools from providing paid tutoring in schools or in out-of-school learning centers. Some provinces and cities where our schools are located have adopted more stringent stipulations which prohibit public school teachers from teaching on a part-time basis at private schools or learning centers. Public school teachers may join private schools only after ending their employment with public schools. Therefore, to recruit qualified and experienced teachers and principals, including those with public school experience, we must provide candidates with competitive compensation packages and offer attractive career development opportunities, especially when former public school teachers and principals may have to undergo major career changes. In addition, we strive to provide an immersive bilingual learning environment, particularly at our international schools, which requires a sizable pool of foreign teachers. As the market for qualified foreign teachers is extremely competitive and the attrition rate for foreign teacher is generally higher than that for Chinese teachers, we cannot guarantee that we can increase the number of our foreign teachers to meet the growing demand as our student enrollment increases. In addition, as government process for obtaining the work and residence permits for foreign teachers may be time-consuming, we may fail to apply for such permits for our foreign teachers before they join us. If we are unable to attract and retain qualified teachers and principals, we may experience a decrease in the quality of our education programs and services in one or more of our schools or incur an increase in hiring and labor costs, which may materially and adversely affect our business and results of our operations.

If we lose the accreditations, permits or licenses required to provide our education or complementary education services or operate our schools or if we fail to obtain the accreditations, permits or licenses for our new schools or complementary education services, our business could be materially and adversely affected.

In order to provide our education programs or operate our schools, we apply for and maintain various accreditations from curriculum providers and permits from examination boards, such as the IB Organization. To obtain or maintain our accreditations and permits, we must meet standards related to, among other things, performance, governance, institutional integrity, education quality, staff, administrative capability, resources and financial stability, on an ongoing basis. If any of our schools fail to meet these standards, it could fail to obtain or lose its existing accreditations or permits, or be unable to expand its offerings of internationally-accredited curricula that are popular among students and their parents, which could materially and adversely affect our business, results of operations and financial condition.

In addition, we must apply periodically to the local education bureaus and civil affairs bureaus to renew the licenses to operate our schools and ancillary services, including room and board services and school bus services. While we believe that we will be able to obtain or renew such licenses, we cannot assure you that such licenses will be obtained or renewed in a timely manner or at all and that new conditions will not be imposed. Any failure to obtain the required licenses could materially and adversely affect our business, results of operations and financial condition.

Competition in the private education market could reduce enrollment at our schools, increase our cost of recruiting and retaining students and teachers and put downward pressure on our tuition and profitability.

We may face competition from other existing or new schools that target the children of affluent local families in the locations in which we operate. Some of our existing and potential competitors may be able to devote greater resources than we can to the development and construction of private schools and respond more quickly to changes in demands of students and their parents, admissions standards, market needs or new technologies. Moreover, our competitors may increase capacity in any of the local markets to an extent that leads to an over-supply of placement positions at private schools and downward pressure on tuition. Our existing or potential competitors may also strategically price their tuition lower than ours to attract students and parents. The amended Law on Promotion of Private Education, effective on September 1, 2017, may attract more private school operators to offer non-compulsory education and further increase competition in this segment.

Our complementary businesses, including English proficiency training and extracurricular programs, may also face competition from other providers of comparable services that may have stronger financial resources, technology, service performance or brand recognition.

If we are unable to differentiate our services from those of our competitors and successfully market our services to students and their parents, we could face competitive pressures that reduce our student enrollment. If our student enrollment falls, we may be required to reduce our tuition or increase spending in order to attract and retain students, which could materially and adversely affect our business, prospects, results of operations and financial condition.

Our business and financial performance may suffer if we fail to successfully develop and launch new education services.

The future success of our business depends partly on our ability to develop new education services. The planned timing or launch of new education services is subject to risks and uncertainties. Actual timing may differ materially from any originally proposed timeframes. Unexpected operational, technical or other issues could delay or prevent the launch of one or more of our new education services or programs. In addition, significant investment of human capital, financial resources and management time and attention may be required to successfully launch features of our new education programs. For example, we are in the process of acquiring a majority stake in Focus Education, a test preparation and college counseling service provider, and intend to market test preparation and college counseling services to our students to help them improve university admission results. However, we cannot assure that our students will choose us over third-party service providers or that we will be able to successfully integrate such services with our schools and other complementary businesses without expending significant financial resources on marketing and operational optimization. If we fail to manage the expansion of our portfolio of education services cost-effectively, our business could be negatively affected.

We cannot assure you that any of our new services will achieve market acceptance or generate incremental revenue or that our operation of such new services or programs will comply with our business scope or applicable licensing requirements. If our efforts to develop, market and sell our new education services and programs to the market are not successful, our business, financial position and results of operations could be materially and adversely affected.

We may not be able to integrate businesses we acquired or plan to acquire in the future, which may adversely affect our business growth.

We recently acquired élan, an English proficiency training business, and are in the process of acquiring a majority stake in Focus Education, a test preparation and college counseling business. We plan to selectively acquire schools to expand our network coverage and/or businesses that are complementary to our core expertise in K-12 education. We cannot assure you that we will be able to integrate the acquired businesses with our existing operations, and we may incur significant financial resources to streamline the operation of the acquired businesses under our internal control requirements and divert substantial management attention to the transition of the acquired businesses before achieving full integration. In addition, the businesses and schools we acquire may be loss making or have existing liabilities or other risks that we may not be able to effectively manage or may not be aware of at the time we acquire them, which may impact our ability to realize the expected benefits from the acquisition or our financial performance. If we fail to integrate the acquired businesses in a timely manner or at all, we may not be able to achieve the anticipated benefits or synergy from the acquired businesses, which may adversely affect our business growth.

Any deterioration in our relationships with providers of overseas education services may adversely affect our business.

We have business collaborations with various overseas schools and institutions to provide education resources for our international schools. We derive direct benefits from these relationships such as the ability to offer more diverse programs and classes, including summer and winter camps, and the ability to charge a premium for the programs we offer with other overseas education service providers. We also derive indirect benefits from these relationships, including enhancement of our brand and reputation and exposure to international education methods and experiences.

If our relationships with any of these overseas education service providers deteriorate or are otherwise damaged or terminated, or if the benefits we derive from these relationships diminishes, whether as a result of our own actions, actions of our partners, actions of any third party, including our competitors, or of regulatory authorities or other entities beyond our control, our business, prospects, financial condition and results of operations could be adversely affected.

Any damage to the reputation of any of our schools may adversely affect our overall business, prospects, results of operations and financial condition.

Our reputation could be adversely affected under many circumstances, including the following:

•	accidents, epidemics or other events adversely affect our students;

•	we fail to properly manage accidents or other events that injure our students;

•	our staff behave or are perceived to behave inappropriately or illegally;

•	our staff fail to appropriately supervise students under their care;

•	we fail to conduct proper background checks on our staff;

•	we lose a license, permit, accreditation or other authorization to operate an education program, a school or a complementary education service;

•	we do not maintain consistent education quality or fail to enable our students to achieve strong academic results;

•	our school facilities do not meet the standards expected by parents and students for private education; and

•	school operators of lower quality that abuse our brand name or those with brand names similar to ours conduct fraudulent activities and create confusion among students and their parents.

The likelihood that any of the foregoing may occur increases as we expand our school network. These events could influence the perception of our schools not only by our students and their parents, but also by other constituencies in the education sector and the general public. Moreover, an event that directly damages the reputation of one of our schools could adversely affect the reputation and operations of our other schools. If our reputation deteriorates, our overall business, prospects, results of operations and financial condition could be adversely affected.

Our business is subject to seasonal fluctuations, which may cause our results of operations to fluctuate from quarter to quarter, and in turn result in volatility in and adversely affect the price of our ADSs.

Our business is subject to seasonal fluctuations as our costs and expenses vary significantly during the fiscal year and do not necessarily correspond with the timing of recognition of our revenues. Our students and their parents typically pay the tuition and other fees prior to the commencement of a semester, and we recognize revenues from the delivery of education services on a straight-line basis over the semester. We typically incur higher upfront operating expenses in the first fiscal quarter at the start of each school year. We also typically recognize more revenue in the second half of fiscal years due to higher revenues from complementary education services during the summer and, to a lesser extent, students who transfer into our schools for the second semester. As a result of the combination of the forgoing, we have historically incurred net loss or significantly lower net income in the second and fourth fiscal quarters, primarily due to our schools being closed due to the winter and summer holidays, when no revenue from our school operations is recognized. We expect to continue to experience seasonal fluctuations in our results of operations. These fluctuations could result in volatility in and adversely affect the price of our ADSs.

Our business could be disrupted if we lose the services of members of our senior management team, key principals and teaching staff.

Our success depends in part on the continued application of skills, efforts and motivation of our officers and senior management team. We may in the future experience changes in our senior management for reasons beyond our control. In addition, key personnel could leave us to join our competitors. Losing the services of key members of senior management or experienced personnel may be disruptive to and cause uncertainty for our business. We depend upon the services of our senior management team, including our chief executive officer, Mr. Junli He, who collectively have significant experience with our company and within the education industry. If one or more members of our senior management team are unable or unwilling to continue in their present positions for health, family or other reasons, we may not be able to replace them easily or at all. If we cannot attract and retain qualified senior management members, key principals and teaching staff in a timely manner, our business, results of operations and financial condition could be materially and adversely affected.

Failure to adequately protect our intellectual property could materially and adversely affect our business.

We have historically relied upon the brand name of “Country Garden” to market our schools. As we expand our schools beyond the network of Country Garden’s residential communities, we have created and begun to promote our own brands, including “Bright Scholar.” Since our inception, we have also created other intellectual property, including education materials developed by our teaching staff. Unauthorized use of any of our intellectual property may adversely affect our business and reputation. We rely on a combination of copyright, trademark and trade secrets laws to protect our intellectual property rights. Nevertheless, third parties may obtain and use our intellectual property without due authorization. The practice of intellectual property rights enforcement by the PRC regulatory authorities is in its early stage of development and is subject to significant uncertainty. We may also need to resort to litigation and other legal proceedings to enforce our intellectual property rights. Any such action, litigation or other legal proceedings could result in substantial costs and diversion of our management’s attention and resources and could disrupt our business. In addition, we cannot assure you that we will be able to enforce our intellectual property rights effectively or otherwise prevent others from the unauthorized use of our intellectual property. Failure to adequately protect our intellectual property could materially and adversely affect our business, financial condition and results of operations.

We operate schools and complementary education services under several brands, which may have a dilutive effect on brand recognition among our students and their parents.

We operate substantially all of our schools under the brand “Country Garden” and our English proficiency training under “élan.” We intend to promote a unified brand “Bright Scholar” as our corporate image, which represents the entire spectrum of education services we offer. Maintaining multiple brands may have a dilutive effect on brand recognition among our students and their parents and increase our overall marketing expenses as we need to allocate resources among different brands. We may seek to transition our individual brands to “Bright Scholar” in the future if the market responds favorably to our new corporate image. We cannot assure you, however, that our prospective students will embrace our new brand given its limited market exposure and recognition. We may incur significant financial resources for, and divert considerable management attention to, the integration of our existing brands with our new corporate image, which may adversely affect our business, results of operation and financial condition.

We may be exposed to infringement claims by third parties, which, if successful, could cause us to pay significant damages.

We cannot assure you that education materials and content used in our schools and programs do not or will not infringe intellectual property rights of third parties. As of the date of this prospectus, we are not aware of any claims for intellectual property infringement. However, we cannot guarantee that third parties will not claim that we have infringed on their proprietary rights in the future. We may also use education materials designed in conjunction with our overseas associates and we cannot guarantee that disputes will not arise over the intellectual property rights associated with these materials.

Although we plan to defend ourselves vigorously in any such litigation or legal proceedings, we cannot assure you that we will prevail in these matters. Participation in such litigation and legal proceedings may also cause us to incur substantial expenses and divert the time and attention of our management. We may be required to pay damages or incur settlement expenses. In addition, in case we are required to pay any royalties or enter into any licensing agreements with the owners of intellectual property rights, we may find that the terms are not commercially acceptable and we may lose the ability to use the related materials or content, which in turn could adversely affect our education programs. Any similar claim against us, even without any merit, could also damage our reputation and brand image. Any such event could have a material adverse effect on our business, financial condition and results of operations.

Unauthorized disclosure of personal data that we collect and retain due to a system failure or otherwise could damage our business.

We maintain records that include personal data, such as academic and medical records, address and family information. If the security measures we use to protect personal data are ineffective due to a system failure or other reasons, we could be liable for claims of invasion of privacy, impersonation, unauthorized purchases or other claims. In addition, we could be held liable for the misuse of personal data, fraudulent or otherwise, by our employees, independent consultants or third-party contractors.

We could incur significant expenses in connection with rectifying any security breaches, settling any resulting claims and providing additional protection to prevent additional breaches. In addition, any failure to protect personal information may adversely impact our ability to attract and retain students, harm our reputation and materially adversely affect our business, prospects and results of operations.

We do not have a centralized data management system, which may adversely affect our operation.

We are in the process of setting up a centralized data management system. We currently host and manage operating data, such as student and employee information, in each individual school that generates such data. As it takes time and labor to compile and feed the data from our schools to our management, we cannot assure you that our management will have access to key operating data in a timely manner, and such data may be corrupted or lost during compilation or transfer, which may adversely affect our operation and growth strategies as we expand our business and integrate new businesses.

We have limited insurance coverage with respect to our business and operations.

We are exposed to various risks associated with our business and operations, and we have limited insurance coverage. See “Business—Insurance” for more information. We are exposed to risks including, among other things, accidents or injuries in our schools, loss of key management and personnel, business interruption, natural disasters, terrorist attacks and social instability or any other events beyond our control. The insurance industry in China is still at an early stage of development, and as a result insurance companies in China offer limited business related insurance products. We do not have any business disruption insurance, product liability insurance or key-man life insurance. Any business disruption, legal proceeding or natural disaster or other events beyond our control could result in substantial costs and diversion of our resources, which may materially and adversely affect our business, financial condition and results of operations.

We face risks related to natural disasters, health epidemics or terrorist attacks in China.

Our business could be materially and adversely affected by natural disasters, such as earthquakes, floods, landslides, tornados and tsunamis, outbreaks of health epidemics such as avian influenza and severe acute respiratory syndrome, or SARS, and Influenza A virus, such as H5N1 subtype and H5N2 subtype flu viruses, as well as terrorist attacks, other acts of violence or war or social instability in the regions in which we operate or those generally affecting China. If any of these occur, our schools and facilities may be required to temporarily or permanently close and our business operations may be suspended or terminated. Our students, teachers and staff may also be negatively affected by such event. In, addition, any of these could adversely affect the PRC economy and demographics of the affected region, which could cause significant declines in the number of our students in that region and could have a material adverse effect on our business, financial condition and results of operations.

If we grant employees share options or other equity incentives in the future, our net income could be adversely affected.

We [granted] share options to our employees and advisors in              2017 under our 2017 Share Incentive Plan. We are required to account for share-based compensation in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, Compensation—Stock Compensation, which generally requires a company to recognize, as an expense, the fair value of share options and other equity incentives to employees based on the fair value of equity awards on the date of the grant, with the compensation expense recognized over the period in which the recipient is required to provide service in exchange for the equity award. As of the date of this prospectus, holders of our outstanding options were entitled to purchase a total of              Class A ordinary shares. As a result, we expect to incur share-based compensation expense of $             million in the 2017 fiscal year, assuming no additional share options are granted during the 2017 fiscal year. If we grant more options or other equity incentives in the future, we could incur significant compensation charges and our results of operations could be adversely affected.

If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately or timely report our results of operations or prevent fraud, and investor confidence and the market price of our ADSs may be materially and adversely affected.

Prior to this offering, we were a private company with limited accounting personnel and other resources with which to address our internal controls and procedures. Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. In the course of auditing our combined financial statements for the 2016 fiscal year, we and our independent registered public accounting firm identified two material weaknesses and one significant deficiency in our internal control over financial reporting as well as other control deficiencies as of August 31, 2016. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Internal Control over Financial Reporting.” We have subsequently adopted measures to improve our internal control over financial reporting. We cannot assure you, however, that these measures may fully address these deficiencies in our internal control over financial reporting or that we may conclude that they have been fully remedied. Our failure to correct these control deficiencies or our failure to discover and address any other control deficiencies could result in inaccuracies in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations and prospects, as well as the trading price of our ADSs, may be materially and adversely affected. Moreover, ineffective internal control over financial reporting significantly hinders our ability to prevent fraud.

Risks Related to Our Corporate Structure

Our private education service business is subject to extensive regulation in China. If the PRC government finds that the contractual arrangement that establishes our corporate structure for operating our business does not comply with applicable PRC laws and regulations, we could be subject to severe penalties.

Our private education service business is subject to extensive regulations in China. The PRC government regulates various aspects of our business and operations, such as curriculum content, education materials, standards of school operations, student recruitment activities, tuition and other fees. The laws and regulations applicable to the private education sector are subject to frequent change, and new laws and regulations may be adopted, some of which may have a negative effect on our business, either retroactively or prospectively.

Foreign ownership in education services is subject to significant regulations in China. The PRC government regulates the provision of education services through strict licensing requirements. In particular, PRC laws and regulations currently prohibit foreign ownership of companies and institutions providing compulsory education services at primary and middle school levels, and restrict foreign investment in education services businesses at the high school and kindergarten level. We are a company incorporated in the Cayman Islands. Our PRC subsidiary, Zhuhai Bright Scholar, is a foreign-owned enterprise and is currently ineligible to apply for and hold licenses to operate, or otherwise own equity interests in, our schools. Due to these restrictions, we conduct our private education business in China primarily through contractual arrangements among (1) Zhuhai Bright Scholar, (2) our affiliated entities, including BGY Education Investment and the schools controlled and held by it, and (3) the ultimate shareholders of BGY Education Investment, including Ms. Meirong Yang. We hold the required licenses and permits necessary to conduct our private education business in China through the schools controlled and held by BGY Education Investment. We have been and expect to continue to be dependent on our affiliated entities to operate our private education business. See “Corporate History and Structure—Our Corporate Structure” for more information.

If our ownership structure and contractual arrangements are found to violate any PRC laws or regulations, or if we are found to be required but failed to obtain any of the permits or approvals for our private education business, the relevant PRC regulatory authorities, including the MOE, which regulates the education industry in China, MOFCOM, which regulates foreign investments in China, and the Civil Affairs Bureau, which regulates the registration of schools in China—would have broad discretion in imposing fines or punishments upon us for such violations, including:

•	revoking the business and operating licenses of our group and/or our affiliated entities;

•	discontinuing or restricting any related-party transactions between our group and our affiliated entities;

•	imposing fines and penalties, or imposing additional requirements for our operations which we, or our affiliated entities may not be able to comply with;

•	requiring us to restructure the ownership and control structure or our current schools;

•	restricting or prohibiting our use of the proceeds of this offering to finance our business and operations in China, particularly the expansion of our business through strategic acquisitions; or

•	restricting the use of financing sources by us or our affiliated entities or otherwise restricting our or their ability to conduct business.

As of the date of this prospectus, similar ownership structure and contractual arrangements have been used by many China-based companies listed overseas, including a number of education companies listed in the United States. To our knowledge, none of the fines or punishments listed above has been imposed on any of these public companies, including companies in the education industry. However, we cannot assure you that such fines or punishments will not be imposed on us or any other companies in the future. If any of the above fines or punishments is imposed on us, our business, financial condition and results of operations could be materially and adversely affected. If any of these penalties results in our inability to direct the activities of BGY Education Investment and its schools and subsidiaries that most significantly impact their economic performance, and/or our failure to receive the economic benefits from BGY Education Investment and its schools and subsidiaries, we may not be able to consolidate BGY Education Investment and its schools and subsidiaries in our financial statements in accordance with U.S. GAAP. However, we do not believe that such actions would result in the liquidation or dissolution of our company, our wholly-owned subsidiaries in China or BGY Education Investment or its schools or subsidiaries.

The Draft Foreign Investment Law stipulates sweeping changes to the PRC foreign investment legal regime and has a significant impact on businesses in China controlled by foreign invested enterprises primarily through contractual arrangements, such as our business.

On January 19, 2015, MOFCOM published a draft of the PRC Law on Foreign Investment (Draft for Comment), or the Foreign Investment Law. At the same time, MOFCOM published an accompanying explanatory note of the draft Foreign Investment Law, or the Explanatory Note, which contains important information about the draft Foreign Investment Law, including its drafting philosophy and principles, main content, plans to transition to the new legal regime and treatment of business in China controlled by foreign invested enterprises, or FIEs, primarily through contractual arrangements. The draft Foreign Investment Law is intended to replace the current foreign investment legal regime consisting of three laws: the Sino-Foreign Equity Joint Venture Enterprise Law, the Sino-Foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-Invested Enterprise Law, as well as detailed implementing rules. The draft Foreign Investment Law proposes significant changes to the PRC foreign investment legal regime and may have a material impact on Chinese companies listed or to be listed overseas. The proposed Foreign Investment Law is to regulate FIEs the same way as PRC domestic entities, except for those FIEs that operate in industries deemed to be either foreign “restricted” or “prohibited.” The draft Foreign Investment Law also provides that only FIEs operating in foreign restricted or prohibited industries will require entry clearance and other approvals that are not required of PRC domestic entities. As a result of the entry clearance and approvals, certain FIE’s operating in foreign restricted or prohibited industries may not be able to continue to conduct their operations through contractual arrangements.

The specifics of the application of the draft Foreign Investment Law to variable entity structures have yet to be proposed, but it is anticipated that the draft Foreign Investment Law will regulate variable interest entities. MOFCOM suggests both registration and approval as potential options for the regulation of variable interest entity structures, depending on whether they are “Chinese” or “foreign-controlled.” One of the core concepts of the draft Foreign Investment Law is “de facto control,” which emphasizes substance over form in determining whether an entity is “Chinese” or “foreign-controlled.” This determination requires considering the nature of the investors that exercise control over the entity. “Chinese investors” are natural persons who are Chinese nationals, Chinese government agencies and any domestic enterprise controlled by Chinese nationals or government agencies. “Foreign investors” are foreign citizens, foreign governments, international organizations and entities controlled by foreign citizens and entities. We are majority controlled by Ms. Meirong Yang, a PRC national; therefore, it increases the likelihood that our company may be deemed “Chinese” controlled. In its current form, the draft Foreign Investment Law will make it difficult for foreign financial investors, including private equity and venture capital firms, to obtain a controlling interest of a Chinese enterprise in a foreign restricted industry.

We rely on contractual arrangements with BGY Education Investment and its shareholders for our operations in China, which may not be as effective in providing control as direct ownership.

We have relied and expect to continue to rely on the contractual arrangements with BGY Education Investment and its shareholders, including Ms. Meirong Yang, our largest shareholder, to operate our private education business. For a description of these contractual arrangements, see “Corporate History and Structure—Our Corporate Structure.” The revenue contribution of our affiliated entities has historically accounted for 100.0% of our total revenues. However, these contractual arrangements may not be as effective as direct equity ownership in providing us with control over BGY Education Investment and our schools. Any failure by our affiliated entities, including BGY Education Investment and our schools controlled and held by BGY Education Investment, and the shareholders of BGY Education Investment, to perform their obligations under the contractual arrangements would have a material adverse effect on the financial position and performance of our company. For example, the contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with arbitral procedures as contractually stipulated. The commercial arbitration system in China is not as developed as some other jurisdictions, such as the United States. As a result, uncertainties in the commercial arbitration system or legal system in China could limit our ability to enforce these contractual arrangements. In addition, if the legal structure and the contractual arrangements were found to violate any existing or future PRC laws and regulations, we may be subject to fines or other legal or administrative sanctions.

If the imposition of government actions causes us to lose our right to direct the activities of our affiliated entities or our right to receive substantially all the economic benefits and residual returns from our affiliated entities and we are not able to restructure our ownership structure and operations in a satisfactory manner, we would no longer be able to consolidate the financial results of our affiliated entities.

Any failure by our affiliated entities and their shareholders to perform their obligations under the Contractual Arrangement may have a material and adverse effect on our business.

Our affiliated entities and their shareholders may fail to take certain actions required for our business or to follow our instructions despite their contractual obligations to do so. If they fail to perform their obligations under their respective agreements with us, we may have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, which may not be effective.

Our largest shareholder, Ms. Meirong Yang, may have potential conflict of interest with us and not act in the best interests of our company.

Ms. Meirong Yang is the controlling shareholder of BGY Education Investment. She is also the largest shareholder of our company. We cannot assure you that Ms. Meirong Yang will act in the best interests of our company. We provide no incentives to encourage Ms. Meirong Yang to act in our best interest in her capacity as the shareholder of our affiliated entities. We rely on Ms. Meirong Yang to comply with the terms and conditions of the contractual arrangements. Although Ms. Meirong Yang is obligated to honor her contractual obligations with respect to our affiliated entities, she may nonetheless breach or cause our affiliated entities to breach or refuse to renew the existing contractual arrangements that allow us to effectively exercise control over our affiliated entities and to receive economic benefits from them. If Ms. Meirong Yang does not honor her contractual obligations with respect to our affiliated entities, we may exercise our exclusive option to purchase, or cause our designee to purchase, all or part of the equity interest in BGY Education Investment to the extent permitted by PRC law. If we cannot resolve any disputes between us and the shareholders of BGY Education Investment, we would have to rely on arbitration or legal proceedings, which could result in disruption of our business and substantial uncertainty as to the outcome of any such legal proceedings.

Contractual arrangements between our affiliated entities and us may be subject to scrutiny by the PRC tax authorities and a finding that we or our affiliated entities owe additional taxes could materially reduce our net income and the value of your investment.

Under PRC laws and regulations, transactions between related parties should be conducted on an arm’s-length basis and may be subject to audit or challenge by the PRC tax authorities. We could face material adverse tax consequences if the PRC tax authorities determine that the contractual arrangements among our subsidiary in China, our affiliated entities and the shareholders of BGY Education Investment are not conducted on an arm’s-length basis and adjust the income of our affiliated entities through the transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in, for PRC tax purposes, increased tax liabilities of our affiliated entities. In addition, the PRC tax authorities may require us to disgorge our prior tax benefits, and require us to pay additional taxes for prior tax years and impose late payment fees and other penalties on our affiliated entities for underpayment of prior taxes. To date, similar contractual arrangements have been used by many public companies, including companies listed in the United States, and, to our knowledge, the PRC tax authorities have not imposed any material penalties on those companies. However, we cannot assure you that such penalties will not be imposed on any other companies or us in the future. Our net income may be reduced if the tax liabilities of our affiliated entities materially increase or if they are found to be subject to additional tax obligations, late payment fees or other penalties.

If any of our affiliated entities becomes the subject of a bankruptcy or liquidation proceeding, we may lose the ability to use and enjoy assets held by such entity, which could materially and adversely affect our business, financial condition and results of operations.

We currently conduct our operations in China through contractual arrangements with our affiliated entities and the shareholders of BGY Education Investment. As part of these arrangements, substantially all of our education-related assets that are critical to the operation of our business are held by our affiliated entities. If any of these entities goes bankrupt and all or part of their assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. If any of our affiliated entities undergoes a voluntary or involuntary liquidation proceeding, its equity owner or unrelated third-party creditors may claim rights relating to some or all of these assets, which would hinder our ability to operate our business and could materially and adversely affect our business, our ability to generate revenue and the market price of our ADSs.

If the custodians or authorized users of our controlling non-tangible assets, including chops and seals, fail to fulfill their responsibilities, or misappropriate or misuse these assets, our business and operations could be materially and adversely affected.

Under PRC law, legal documents for corporate transactions, including agreements and contracts that our business relies on, are executed using the chop or seal of the signing entity or with the signature of a legal representative whose designation is registered and filed with the relevant PRC industry and commerce authorities.

In order to maintain the physical security of our chops, we generally have them stored in secured locations accessible only to authorized employees. Although we monitor such authorized employees, the procedures may not be sufficient to prevent all instances of abuse or negligence. There is a risk that our employees could abuse their authority, for example, by entering into a contract not approved by us or seeking to gain control of one of our subsidiaries or affiliated entities. If any employee obtains, misuses or misappropriates our chops and seals or other controlling intangible assets for whatever reason, we could experience disruption to our normal business operations. We may have to take corporate or legal action, which could involve significant time and resources to resolve and divert management from our operations.

PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds of this offering to make loans or additional capital contributions to our PRC subsidiaries and affiliated entities, which could harm our liquidity and our ability to fund and expand our business.

In utilizing the proceeds of this offering in the manner described in “Use of Proceeds,” as an offshore holding company of our PRC subsidiaries and affiliated entities, we may (1) make loans to our PRC subsidiaries and affiliated entities, (2) make additional capital contributions to our PRC subsidiaries, (3) establish new PRC subsidiaries and make capital contributions to these new PRC subsidiaries, and (4) acquire offshore entities with business operations in China in an offshore transaction. However, most of these uses are subject to PRC regulations and approvals. For example:

•	loans by us to our wholly-owned subsidiary in China, which is a foreign-invested enterprise, cannot exceed statutory limits and must be registered with the State Administration of Foreign Exchange of the PRC, or SAFE, or its local counterparts;

•	loans by us to our affiliated entities, which are domestic PRC entities, over a certain threshold must be approved by the relevant government authorities and must also be registered with SAFE or its local counterparts; and

•	capital contributions to our wholly-owned subsidiary must be filed with MOFCOM or its local counterparts and must also be registered with the local bank authorized by SAFE.

In addition, on March 30, 2015, SAFE promulgated Circular 19, a notice regulating the conversion by a foreign-invested company of its capital contribution in foreign currency into Renminbi. The notice requires that the capital of a foreign-invested company settled in Renminbi converted from foreign currencies shall be used only for purposes within the business scope as approved by the applicable government authorities and may not be used for equity investments in China unless such activity is set forth in the business scope or is otherwise permissible under PRC laws or regulations. In addition, SAFE strengthened its oversight of the flow and use of such capital of a foreign-invested company settled in Renminbi converted from foreign currencies. The use of such Renminbi capital may not be changed without SAFE’s approval, and may not in any case be used to repay Renminbi loans if the proceeds of such loans have not otherwise been used. Violations of Circular 19 will result in severe penalties including hefty fines. As a result, Circular 19 may significantly limit our ability to transfer the net proceeds from this offering to our operations in China through our PRC subsidiaries, which may adversely affect our ability to expand our business.

On February 13, 2015, SAFE promulgated Circular 13, a notice to further simplify and improve the policies of foreign exchange administration applicable to direct investment, which was effective on June 1, 2015. Pursuant to Circular 13, the registration of existing equity is required in lieu of annual foreign exchange inspection of direct investment. Circular 13 also grants the authority to banks to examine and process foreign exchange registration with respect to both domestic and overseas direct investments.

We expect that PRC laws and regulations may continue to limit our use of proceeds from this offering or from other financing sources. We cannot assure you that we will be able to obtain these government registrations or approvals on a timely basis, if at all, with respect to future loans or capital contributions by us to our entities in China. If we fail to receive such registrations or approvals, our ability to use the proceeds of this offering and to capitalize our PRC operations may be hindered, which could adversely affect our liquidity and our ability to fund and expand our business.

Risks Related to Doing Business in China

PRC economic, political and social conditions, as well as changes in any government policies, laws and regulations, could adversely affect the overall economy in China or the education services market, which could harm our business.

Substantially all of our operations are conducted in China, and substantially all of our revenues are derived from China. Accordingly, our business, prospects, financial condition and results of operations are subject, to a significant extent, to economic, political and legal developments in China.

The PRC economy differs from the economies of most developed countries in many respects. Although the PRC economy has been transitioning from a planned economy to a more market-oriented economy since the late 1970s, the PRC government continues to play a significant role in regulating the industry. The PRC government continues to exercise significant control over China’s economic growth through allocating resources, controlling the incurrence and payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Uncertainties or changes in any of these policies, laws and regulations, especially those affecting the private education industry in China, could adversely affect the economy in China or the market for education services, which could harm our business. For example, under the current Law on the Promotion of Private Education and its implementing rules, a private school should elect to be either a school that does not require “reasonable returns” or a school that requires “reasonable returns.” A private school must consider factors such as the school’s tuition, ratio of the funds used for education-related activities to the course fees collected, admission standards and educational quality when determining the percentage of the school’s net income that would be distributed to the investors as reasonable returns. However, the current PRC laws and regulations provide no clear guideline for determining “reasonable returns.” In addition, the current PRC laws and regulations do not set forth any different requirements for the management and operations of private schools that elect to require reasonable returns as compared to those that do not.

While the PRC economy has experienced significant growth in the past two to three decades, growth has been uneven, both geographically and among various sectors of the economy. Demand for our education services depends, in large part, on economic conditions in China and especially the regions where we operate, including

Guangdong province. Any significant slowdown in China’s economic growth may adversely affect the disposable income of the families of prospective students and cause prospective students to delay or cancel their plans to enroll in our schools, which in turn could reduce our revenues. In addition, any sudden changes to China’s political system or the occurrence of social unrest could also have a material adverse effect on our business, prospects, financial condition and results of operations.

Uncertainties with respect to the PRC legal system could have a material adverse effect on us.

The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions in a civil law system may be cited as reference but have limited precedential value. Since 1979, newly introduced PRC laws and regulations have significantly enhanced the protections of interest relating to foreign investments in China. However, since these laws and regulations are relatively new and the PRC legal system continues to evolve rapidly, the interpretations of such laws and regulations may not always be consistent, and enforcement of these laws and regulations involves significant uncertainties, any of which could limit the available legal protections.

In addition, the PRC administrative and judicial authorities have significant discretion in interpreting, implementing or enforcing statutory rules and contractual terms, and it may be more difficult to predict the outcome of administrative and judicial proceedings and the level of legal protection we may enjoy in the PRC than under some more developed legal systems. These uncertainties may affect our decisions on the policies and actions to be taken to comply with PRC laws and regulations, and may affect our ability to enforce our contractual or tort rights. In addition, the regulatory uncertainties may be exploited through unmerited legal actions or threats in an attempt to extract payments or benefits from us. Such uncertainties may therefore increase our operating expenses and costs, and materially and adversely affect our business and results of operations.

Any increase in applicable enterprise income tax rates or the discontinuation of any preferential tax treatments currently available to us may result in significantly higher tax burden or the disgorgement of any benefits we enjoyed in the past, which could in turn materially and adversely affect our business, financial condition and results of operations.

Under the current Law on the Promotion of Private Education and its implementing rules, private schools, whether requiring reasonable returns or not, may enjoy preferential tax treatment. The implementing rules provide that private schools not requiring reasonable returns are eligible to enjoy the same preferential tax treatment as public schools and that the relevant authorities under the State Council may introduce preferential tax treatments and related policies applicable to private schools requiring reasonable returns. To date, however, no separate policies, regulations or rules have been introduced by the authorities in this regard.

Our schools located at Changsha have historically elected not to require reasonable returns, and have enjoyed tax preference policies for enterprise income tax and business tax. Preferential tax treatments granted to us by local government authorities are subject to review and may be adjusted or revoked at any time in the future. The discontinuation of any preferential tax treatments currently available to us will cause our effective tax rate to increase, which will increase our income tax expenses and in turn decrease our net income. In addition, we may not be granted preferential tax treatment by the local governments of additional regions into which we may expand. With the scheduled effectiveness of the amended Law on the Promotion of Private Education on September 1, 2017, it remains to be seen how the new law will be interpreted and implemented and impact our eligibility for preferential tax treatment, especially when we plan to change the election of certain schools to for-profit schools. Any negative development could have a material adverse effect on our business, financial condition and results of operations.

Under the PRC enterprise income tax law, we may be classified as a PRC “resident enterprise,” which could result in unfavorable tax consequences to us and our non-PRC shareholders.

The PRC enterprise income tax law and its implementing rules provide that enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises” under PRC tax laws. The implementing rules define the term “de facto management bodies” as a management body which substantially manages, or has control over the business, personnel, finance and assets of an enterprise. On April 22, 2009, the State Administration of Taxation issued Circular 82, which provides that a foreign enterprise controlled by a PRC company or a group of PRC companies will be classified as a “resident enterprise” with its “de facto management body” located within China if all of the following requirements are satisfied: (1) the senior management and core management departments in charge of its daily operations function are mainly in China; (2) its financial and human resources decisions are subject to determination or approval by persons or bodies in China; (3) its major assets, accounting books, company seals, and minutes and files of its board and shareholders’ meetings are located or kept in China; and (4) at least half of the enterprise’s directors with voting right or senior management reside in China. The State Administration of Taxation issued a bulletin on August 3, 2011 to provide more guidance on the implementation of Circular 82. The bulletin clarifies certain matters relating to resident status determination, post-determination administration and competent tax authorities. Although both the circular and the bulletin only apply to offshore enterprises controlled by PRC enterprises and not those by PRC individuals, the determination criteria set forth in the circular and administration clarification made in the bulletin may reflect the general position of the State Administration of Taxation on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises and the administration measures should be implemented, regardless of whether they are controlled by PRC enterprises or PRC individuals.

In addition, the State Administration of Taxation issued a bulletin on January 29, 2014 to provide more guidance on the implementation of Circular 82. This bulletin further provides that, among other things, an entity that is classified as a “resident enterprise” in accordance with the circular shall file the application for classifying its status of residential enterprise with the local tax authorities where its main domestic investors are registered. From the year in which the entity is determined as a “resident enterprise,” any dividend, profit and other equity investment gain shall be taxed in accordance with the enterprise income tax law and its implementing rules.

As the tax resident status of an enterprise is subject to the determination by the PRC tax authorities, if we are deemed as a PRC “resident enterprise,” we will be subject to PRC enterprise income tax on our worldwide income at a uniform tax rate of 25.0%, although dividends distributed to us from our existing PRC subsidiaries and any other PRC subsidiaries which we may establish from time to time could be exempt from the PRC dividend withholding tax due to our PRC “resident recipient” status. This could have a material adverse effect on our overall effective tax rate, our income tax expenses and our net income. Furthermore, dividends, if any, paid to our shareholders and ADS holders may be decreased as a result of the decrease in distributable profits. In addition, if we were to be considered a PRC “resident enterprise,” dividends we pay with respect to our ADSs or ordinary shares and the gains realized from the transfer of our ADSs or ordinary shares may be considered income derived from sources within China and be subject to PRC withholding tax, which could have a material adverse effect on the value of your investment in us and the price of our ADSs.

There are significant uncertainties under the PRC enterprise income tax law relating to the withholding tax liabilities of our PRC subsidiaries, and dividends payable by our PRC subsidiaries to our offshore subsidiaries may not qualify to enjoy certain treaty benefits.

Under the PRC enterprise income tax and its implementation rules, the profits of a foreign-invested enterprise generated through operations, which are distributed to its immediate holding company outside China, will be subject to a withholding tax rate of 10.0%. Pursuant to a special arrangement between Hong Kong and China, such rate may be reduced to 5.0% if a Hong Kong resident enterprise owns more than 25.0% of the equity interest in the PRC company. Our current PRC subsidiaries are wholly owned by our Hong Kong subsidiary.

Moreover, under the Notice of the State Administration of Taxation on Issues regarding the Administration of the Dividend Provision in Tax Treaties promulgated on February 20, 2009, the taxpayer needs to satisfy certain conditions to enjoy the benefits under a tax treaty. These conditions include: (1) the taxpayer must be the beneficial owner of the relevant dividends, and (2) the corporate shareholder to receive dividends from the PRC subsidiaries must have continuously met the direct ownership thresholds during the 12 consecutive months preceding the receipt of the dividends. Further, the State Administration of Taxation promulgated the Notice on How to Understand and Recognize the “Beneficial Owner” in Tax Treaties on October 27, 2009, which limits the “beneficial owner” to individuals, enterprises or other organizations normally engaged in substantive operations, and sets forth certain detailed factors in determining the “beneficial owner” status.

Entitlement to a lower tax rate on dividends according to tax treaties or arrangements between the PRC central government and governments of other countries or regions is subject to inspection or approval of the relevant tax authorities. As a result, we cannot assure you that we will be entitled to any preferential withholding tax rate under tax treaties for dividends received from our PRC subsidiaries.

We face uncertainties with respect to indirect transfers of the equity interests in PRC resident enterprises by their non-PRC holding companies.

Pursuant to the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises, or Circular 698, issued by the State Administration of Taxation on December 10, 2009, where a foreign investor transfers the equity interests in a PRC resident enterprise indirectly via disposition of the equity interests of an overseas holding company, and such overseas holding company is located in a tax jurisdiction that (1) has an effective tax rate less than 12.5% or (2) does not tax foreign income of its residents, the foreign investor shall report the indirect transfer to the competent PRC tax authority. The PRC tax authority will examine the nature of such indirect transfer, and if the tax authority considers that the foreign investor has adopted an “abusive arrangement” in order to reduce, avoid or defer PRC taxes, it may disregard the existence of the overseas holding company and re-characterize the indirect transfer such that gains derived from such indirect transfer may be subject to PRC withholding tax at a rate of up to 10.0%. Circular 698 also provides that, where a non-PRC resident enterprise transfers its equity interests in a PRC resident enterprise to its related parties at a price lower than the fair market value, the competent tax authority has the power to make a reasonable adjustment to the taxable income of the transaction. Circular 698 is retroactively effective from January 1, 2008. There is uncertainty as to the application of Circular 698. For example, while the term “indirect transfer” is not clearly defined, it is understood that the relevant PRC tax authorities have jurisdiction regarding requests for information over a wide range of foreign entities having no direct contact with China. Moreover, the relevant authority has not yet promulgated any formal provisions or formally declared or stated how to calculate the effective tax rates in foreign tax jurisdictions, and the process and format of the reporting of an Indirect Transfer to the competent tax authority of the relevant PRC resident enterprise remain unclear. In addition, there are no formal declarations with regard to how to determine whether a foreign investor has adopted an abusive arrangement in order to reduce, avoid or defer PRC tax.

The State Administration of Taxation issued Bulletin on Several Issues concerning the Enterprise Income Tax on the Indirect Transfers of Properties by Non-Resident Enterprises, or Bulletin 7, on February 3, 2015, which replaced or supplemented certain previous rules under Circular 698. Under Bulletin 7, an “indirect transfer” of assets, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises may be re-characterized and treated as a direct transfer of PRC taxable assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. According to Bulletin 7, “PRC taxable assets” include assets attributed to an establishment in China, immoveable properties in China, and equity investments in PRC resident enterprises. In respect of an indirect offshore transfer of assets of a PRC establishment, the relevant gain is to be regarded as effectively connected with the PRC establishment and therefore included in its enterprise income tax filing, and would consequently be subject to

PRC enterprise income tax at a rate of 25.0%. Where the underlying transfer relates to the immoveable properties in China or to equity investments in a PRC resident enterprise, which is not effectively connected to a PRC establishment of a non-resident enterprise, a PRC enterprise income tax at 10.0% would apply, subject to available preferential tax treatment under applicable tax treaties or similar arrangements, and the party who is obligated to make the transfer payments has the withholding obligation. There is uncertainty as to the implementation details of Bulletin 7. If Bulletin 7 was determined by the tax authorities to be applicable to some of our transactions involving PRC taxable assets, our offshore subsidiaries conducting the relevant transactions might be required to spend valuable resources to comply with Bulletin 7 or to establish that the relevant transactions should not be taxed under Bulletin 7.

As a result, we and our non-PRC shareholders may have the risk of being taxed for the disposition of our ordinary shares or ADS and may be required to spend valuable resources to comply with Circular 698 and Bulletin 7 or to establish that we or our non-PRC shareholders should not be taxed as an indirect transfer, which may have a material adverse effect on our financial condition and results of operations or the investment by non-PRC investors in us.

Restrictions on currency exchange may limit our ability to receive and use our revenue effectively.

Substantially all of our revenue is denominated in Renminbi. As a result, restrictions on currency exchange may limit our ability to use revenue generated in Renminbi to fund any business activities we may have outside China in the future or to make dividend payments to our shareholders and ADS holders in U.S. dollars. Under current PRC laws and regulations, Renminbi is freely convertible for current account items, such as trade and service-related foreign exchange transactions and dividend distributions. However, Renminbi is not freely convertible for direct investment or loans or investments in securities outside China, unless such use is approved by SAFE. For example, foreign exchange transactions under our subsidiary’s capital account, including principal payments in respect of foreign currency-denominated obligations, remain subject to significant foreign exchange controls and the approval requirement of SAFE. These limitations could affect our ability to obtain foreign exchange for capital expenditures.

Our PRC subsidiaries are permitted to declare dividends to our offshore subsidiary holding their equity interest, convert the dividends into a foreign currency and remit to its shareholder outside China. In addition, in the event that our PRC subsidiaries liquidate, proceeds from the liquidation may be converted into foreign currency and distributed outside China to our overseas subsidiary holding its equity interest. Furthermore, in the event that BGY Education Investment liquidates, our PRC subsidiaries may, pursuant to a power of attorney it has entered into with Ms. Meirong Yang, require BGY Education Investment to pay and remit the proceeds from such liquidation to our PRC subsidiaries. Our PRC subsidiaries then may distribute such proceeds to us after converting them into foreign currency and remit them outside China in the form of dividends or other distributions. Once remitted outside China, dividends, distributions or other proceeds from liquidation paid to us will not be subject to restrictions under PRC regulations on its further transfer or use.

Other than the above distributions by and through our PRC subsidiaries which are permitted to be made without the necessity to obtain further approvals, any conversion of the Renminbi-denominated revenue generated by our affiliated entities for direct investment, loan or investment in securities outside China will be subject to the limitations discussed above. To the extent we need to convert and use any Renminbi-denominated revenue generated by our affiliated entities not paid to our PRC subsidiaries and revenue generated by our PRC subsidiaries not declared and paid as dividends, the limitations discussed above will restrict the convertibility of, and our ability to directly receive and use such revenue. As a result, our business and financial condition may be adversely affected. In addition, we cannot assure you that the PRC regulatory authorities will not impose more stringent restrictions on the convertibility of Renminbi in the future, especially with respect to foreign exchange transactions.

Our subsidiaries and affiliated entities in China are subject to restrictions on making dividends and other payments to us.

We are a holding company and rely principally on dividends paid by our subsidiary in China for our cash needs, including paying dividends and other cash distributions to our shareholders to the extent we choose to do so, servicing any debt we may incur and paying our operating expenses. Our PRC subsidiaries’ income in turn depends on the service fees paid by our affiliated entities. Current PRC regulations permit our subsidiary in China to pay dividends to us only out of its accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. Under the applicable requirements of PRC law, our PRC subsidiaries may only distribute dividends after they have made allowances to fund certain statutory reserves. These reserves are not distributable as cash dividends. In addition, at the end of each fiscal year, each of our schools that are private schools in China is required to allocate a certain amount to its development fund for the construction or maintenance of the school properties or purchase or upgrade of school facilities. In particular, our schools that require reasonable returns must allocate no less than 25.0% of their annual net income, and our schools that do not require reasonable returns must allocate no less than 25.0% of their annual increase in the net assets of the school for such purposes. Furthermore, if our subsidiaries or our affiliated entities in China incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. Any such restrictions may materially affect such entities’ ability to make dividends or make payments, in service fees or otherwise, to us, which may materially and adversely affect our business, financial condition and results of operations.

Fluctuations in the value of the Renminbi may have a material adverse effect on your investment.

The change in value of the Renminbi against the U.S. dollar and other currencies is affected by, various factors, such as changes in China’s political and economic conditions. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under such policy, the Renminbi was permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. Later on, the People’s Bank of China has decided to further implement the reform of the RMB exchange regime and to enhance the flexibility of RMB exchange rates. Such changes in policy have resulted in a significant appreciation of the Renminbi against the U.S. dollar since 2005. There remains significant international pressure on the PRC government to adopt a more flexible currency policy, which could result in a further and more significant adjustment of the Renminbi against the U.S. dollar.

Any significant appreciation or revaluation of the Renminbi may have a material adverse effect on the value of, and any dividends payable on, our ADSs in foreign currency terms. More specifically, if we decide to convert our Renminbi into U.S. dollars, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us. To the extent that we need to convert U.S. dollars we receive from our initial public offering into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. In addition, appreciation or depreciation in the exchange rate of the Renminbi to the U.S. dollar could materially and adversely affect the price of our ADSs in U.S. dollars without giving effect to any underlying change in our business or results of operations.

We may be required to obtain prior approval of China Securities Regulatory Commission of the listing and trading of our ADSs on the [NASDAQ Global Market]/[NYSE].

On August 8, 2006, six PRC regulatory authorities, including MOFCOM, the State Assets Supervision and Administration Commission, the State Administration of Taxation, State Administration for Industry and Commerce, China Securities Regulatory Commission, or CSRC, and SAFE, jointly issued the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules. This regulation, among other things, requires that the listing and trading on an overseas stock exchange of securities in an offshore special purpose vehicle formed for purposes of holding direct or indirect equity interests in PRC companies and controlled directly or indirectly by PRC companies or individuals be approved by the CSRC. On September 21, 2006, the CSRC published on its official website the procedures for such approval process. In particular, certain documents are required to be filed with the CSRC as part of the approval procedures and it could take several months to complete the approval process.

While the implementation and interpretation of the M&A Rules remains unclear, we believe, based on the advice of our PRC counsel, that approval by the CSRC is not required for this offering because we are not a special purpose vehicle formed or controlled by PRC companies or PRC individuals as defined under the M&A Rules. However, we cannot assure you that the relevant PRC regulatory authorities, including the CSRC, would reach the same conclusion as our PRC counsel. If the CSRC or other PRC regulatory authority subsequently determines that we need to obtain the CSRC’s approval for this offering, we may face sanctions by the CSRC or other PRC regulatory authorities. In such event, these regulatory authorities may, among other things, impose fines and penalties on or otherwise restrict our operations in the PRC or delay or restrict any remittance of the proceeds from this offering into the PRC. The CSRC or other PRC regulatory agencies may also take actions requiring us, or making it advisable for us, to suspend or terminate this offering before settlement and delivery of the ADSs. Any such or other actions taken could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs.

Certain PRC regulations, including the M&A Rules and national security regulations, may require a complicated review and approval process which could make it more difficult for us to pursue growth through acquisitions in China.

The M&A Rules established additional procedures and requirements that could make merger and acquisition activities in China by foreign investors more time-consuming and complex. For example, the MOFCOM must be notified in the event a foreign investor takes control of a PRC domestic enterprise. In addition, certain acquisitions of domestic companies by offshore companies that are related to or affiliated with the same entities or individuals of the domestic companies, are subject to approval by MOFCOM. In addition, the Implementing Rules Concerning Security Review on Mergers and Acquisitions by Foreign Investors of Domestic Enterprises, issued by MOFCOM in August 2011, require that mergers and acquisitions by foreign investors in “any industry with national security concerns” be subject to national security review by MOFCOM. In addition, any activities attempting to circumvent such review process, including structuring the transaction through a proxy or contractual control arrangement, are strictly prohibited.

There is significant uncertainty regarding the interpretation and implementation of these regulations relating to merger and acquisition activities in China. In addition, complying with these requirements could be time-consuming, and the required notification, review or approval process may materially delay or affect our ability to complete merger and acquisition transactions in China. As a result, our ability to seek growth through acquisitions may be materially and adversely affected.

In addition, if MOFCOM determines that we should have obtained its approval for our entry into contractual arrangements with our affiliated entities and the shareholders of BGY Education Investment, we may be required to file for remedial approvals. We cannot assure you that we would be able to obtain such approval from MOFCOM. We may also be subject to administrative fines or penalties by MOFCOM that may require us to limit our business operations in China, delay or restrict the conversion and remittance of our funds in foreign currencies into China or take other actions that could have material and adverse effect on our business, financial condition and results of operations.

A failure by the beneficial owners of our shares who are PRC residents to comply with certain PRC foreign exchange regulations could restrict our ability to distribute profits, restrict our overseas and cross-border investment activities and subject us to liability under PRC law.

SAFE has promulgated regulations, including the Notice on Relevant Issues Relating to Foreign Exchange Control on Domestic Residents’ Investment and Financing and Round-Trip Investment through Special Purpose Vehicles, or Circular 37, effective on July 4, 2014, and its appendices, that require PRC residents, including PRC institutions and individuals, to register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in Circular 37 as a “special purpose vehicle.” The term “control” under Circular 37 is broadly defined as the operation rights, beneficiary rights or decision-making rights acquired by the PRC residents in the offshore special purpose vehicles by such means as acquisition, trust, proxy, voting rights, repurchase, convertible bonds or other arrangements. Circular 37 further requires amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, such as increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event. In the event that a PRC shareholder holding interests in a special purpose vehicle fails to fulfill the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from making profit distributions to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiaries. Further, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for foreign exchange evasion.

These regulations apply to our direct and indirect shareholders who are PRC residents and may apply to any offshore acquisitions or share transfers that we make in the future if our shares are issued to PRC residents. However, in practice, different local SAFE branches may have different views and procedures on the application and implementation of SAFE regulations, and since Circular 37 was recently issued, there remains uncertainty with respect to its implementation. As of the date of this prospectus, all PRC residents known to us that currently hold direct or indirect interests in our company, including Ms. Meirong Yang, have completed the necessary registrations with SAFE as required by Circular 37. However, we cannot assure you that these individuals or any other direct or indirect shareholders or beneficial owners of our company who are PRC residents will be able to successfully complete the registration or update the registration of their direct and indirect equity interest as required in the future. If they fail to make or update the registration, our PRC subsidiaries could be subject to fines and legal penalties, and SAFE could restrict our cross-border investment activities and our foreign exchange activities, including restricting our PRC subsidiaries’ ability to distribute dividends to, or obtain loans denominated in foreign currencies from, our company, or prevent us from contributing additional capital into our PRC subsidiaries. As a result, our business operations and our ability to make distributions to you could be materially and adversely affected.

Employee participants in our share incentive plan who are PRC citizens may be required to register with SAFE. We also face regulatory uncertainties in China that could restrict our ability to grant share incentive awards to our employees who are PRC citizens.

Pursuant to the Notices on Issues concerning the Foreign Exchange Administration for Domestic Individuals Participating in a Stock Incentive Plan of an Overseas Publicly-Listed Company issued by SAFE on February 15, 2012, or Circular 7, a qualified PRC agent (which could be the PRC subsidiary of the overseas-listed company) is required to file, on behalf of “domestic individuals” (both PRC residents and non-PRC residents who reside in China for a continuous period of not less than one year, excluding the foreign diplomatic personnel and representatives of international organizations) who are granted shares or share options by the overseas-listed company according to its share incentive plan, an application with SAFE to conduct SAFE registration with respect to such share incentive plan, and obtain approval for an annual allowance with respect to the purchase of foreign exchange in connection with the share purchase or share option exercise. Such PRC individuals’ foreign exchange income received from the sale of shares and dividends distributed by the overseas listed company and any other income shall be fully remitted into a collective foreign currency account in the PRC opened and managed by the PRC domestic agent before distribution to such individuals. In addition, such domestic individuals must also retain an overseas entrusted institution to handle matters in connection with their exercise of share options and their purchase and sale of shares. The PRC domestic agent also needs to update registration with SAFE within three months after the overseas-listed company materially changes its share incentive plan or make any new share incentive plans.

From time to time, we need to apply for or update our registration with SAFE or its local branches on behalf of our employees who receive options or other equity-based incentive grants under our share incentive plan or material changes in our share incentive plan. However, we may not always be able to make applications or update our registration on behalf of our employees who hold any type of share incentive awards in compliance with Circular 7, nor can we ensure you that such applications or update of registration will be successful. If we or the participants of our share incentive plan who are PRC citizens fail to comply with Circular 7, we and/or such participants of our share incentive plan may be subject to fines and legal sanctions, there may be additional restrictions on the ability of such participants to exercise their share options or remit proceeds gained from sale of their shares into China, and we may be prevented from further granting share incentive awards under our share incentive plan to our employees who are PRC citizens.

Labor contract laws in China may adversely affect our results of operations.

The current PRC labor contract law imposes greater liabilities on employers and significantly affects the cost of an employer’s decision to reduce its workforce. Further, it requires certain terminations be based on the mandatory requirement age. In the event we decide to significantly change or decrease our workforce, the Labor Contract Law could adversely affect our ability to enact such changes in a manner that is most advantageous to our business or in a timely and cost-effective manner, thus materially and adversely affecting our financial condition and results of operations.

Increases in labor costs and employee benefits in China may adversely affect our business and our profitability.

The PRC economy has been experiencing significant growth, leading to inflation and increased labor costs. China’s overall economy and the average wage in China are expected to continue to grow. In addition, we are required by PRC laws and regulations to pay various statutory employee benefits, including pensions, housing fund, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to designated government agencies for the benefit of our employees. It is subject to the determination of the relevant government agencies whether an employer has made adequate payments of the requisite statutory employee benefits, and employers that fail to make adequate payments may be subject to late payment fees, fines and/or other penalties. Future increases in China’s inflation and material increases in labor costs and employee benefits may materially and adversely affect our profitability and results of operations unless we are able pass on these costs to our students by increasing tuition.

The audit report included in this prospectus is prepared by an auditor who is not inspected by the Public Company Accounting Oversight Board and, as such, you are deprived of the benefits of such inspection.

Our independent registered public accounting firm that issues audit report included in this prospectus filed with the US Securities and Exchange Commission. As auditors of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States), or PCAOB, is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards. Because our auditors are located in China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities, our auditors are not currently inspected by the PCAOB.

Inspections of other firms that the PCAOB has conducted outside China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. This lack of PCAOB inspections in China prevents the PCAOB from regularly evaluating our auditor’s audits and its quality control procedures. As a result, investors may be deprived of the benefits of PCAOB inspections.

The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections. Investors may lose confidence in our reported financial information and procedures and the quality of our financial statements.

If additional remedial measures are imposed on the big four PRC-based accounting firms, including our independent registered public accounting firm, in administrative proceedings brought by the SEC alleging the firms’ failure to meet specific criteria set by the SEC, with respect to requests for the production of documents, we could be unable to timely file future financial statements in compliance with the requirements of the Exchange Act.

Beginning in 2011, the Chinese affiliates of the “big four” accounting firms (including our independent registered public accounting firm) were affected by a conflict between the U.S. and Chinese law. Specifically, for certain U.S. listed companies operating and audited in the PRC, the SEC and the PCAOB sought to obtain access to the audit work papers and related documents of the Chinese affiliates of the “big four” accounting firms. The accounting firms were, however, advised and directed that, under Chinese law, they could not respond directly to the requests of the SEC and the PCAOB and that such requests, and similar requests by foreign regulators for access to such papers in China, had to be channeled through the China Securities Regulatory Commission, or CSRC.

In late 2012, this impasse led the SEC to commence administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the “big four” accounting firms (including our independent registered public accounting firm). A first instance trial of these proceedings in July 2013 in the SEC’s internal administrative court resulted in an adverse judgment against the firms. The administrative law judge proposed penalties on the firms, including a temporary suspension of their right to practice before the SEC. Implementation of the latter penalty was postponed pending review by the SEC Commissioners. On February 6, 2015, before a review by the Commissioner had taken place, the firms reached a settlement with the SEC. Under the settlement, the SEC accepts that future requests by the SEC for the production of documents will normally be made to the CSRC. The firms will receive matching Section 106 requests, and are required to abide by a detailed set of procedures with respect to such requests, which in substance require them to facilitate production via the CSRC. If the firms fail to follow these procedures and meet certain other specified criteria, the SEC retains the authority to impose a variety of additional remedial measures, including, as appropriate, an automatic six-month bar on a firm’s ability to perform certain audit work, commencement of new proceedings against a firm or, in extreme cases, the resumption of the current administrative proceeding against all four firms.

In the event that the SEC restarts administrative proceedings, depending upon the final outcome, listed companies in the U.S. with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in their financial statements being determined to not be in compliance with the requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, including possible delisting. Moreover, any negative news about any such future proceedings against the firms may cause investor uncertainty regarding China-based, U.S.-listed companies and the market price of their shares may be adversely affected.

If our independent registered public accounting firm was denied, even temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined not to be in compliance with the requirements of the Exchange Act. Such a determination could ultimately lead to the delisting of our shares from the [NASDAQ Global Market]/[NYSE] or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of our shares in the U.S.

Risks Related to Our ADSs and this Offering

We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from requirements applicable to other public companies that are not emerging growth companies including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 for so long as we are an emerging growth company until the fifth anniversary from the date of our initial listing. As a result, if we elect not to comply with such auditor attestation requirements, our investors may not have access to certain information they may deem important.

The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. However, we have elected to “opt out” of this provision and, as a result, we will comply with new or revised accounting standards as required when they are adopted for public companies. This decision to opt out of the extended transition period under the JOBS Act is irrevocable.

An active trading market for our ordinary shares or our ADSs may not develop and the trading price for our ADSs may fluctuate significantly.

Prior to this offering, there has been no public market for our ADSs or the ordinary shares underlying our ADSs. We intend to apply for listing our ADSs on [NASDAQ Global Market]/[NYSE], but we cannot assure you that a liquid public market for our ADSs will develop. If an active public market for our ADSs does not develop following the completion of this offering, the market price and liquidity of our ADSs may be materially and adversely affected. The initial public offering price for our ADSs was determined by negotiation among us and the underwriters based upon several factors, and the trading price of our ADSs after this offering may decline below the initial public offering price. As a result, investors in our securities may experience a significant decrease in the value of their ADSs due to insufficient or a lack of market liquidity of the ADSs.

The trading price of our ADSs is likely to be volatile, which could result in substantial losses to investors.

The trading price of our ADSs is likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, akin to the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. A number of Chinese companies have listed or are in the process of listing their securities on U.S. stock markets. The securities of some of these companies have experienced significant volatility, including price declines in connection with their initial public offerings. The trading performances of these Chinese companies’ securities after their offerings may affect the perception and attitudes of investors toward Chinese companies listed in the United States in general and consequently may impact the trading performance of our ADSs, regardless of our actual operating performance.

In addition to market and industry factors, the price and trading volume for our ADSs may be highly volatile due to a number of factors, including the following:

•	regulatory developments affecting us or our industry, and customers of our education services;

•	actual or anticipated fluctuations in our quarterly results of operations and changes or revisions of our expected results;

•	changes in the market condition, market potential and competition in education services;

•	announcements by us or our competitors of new education services, expansions, investments, acquisitions, strategic partnerships or joint ventures;

•	fluctuations in global and Chinese economies;

•	changes in financial estimates by securities analysts;

•	adverse publicity about us;

•	additions or departures of our key personnel and senior management;

•	release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities;

•	potential litigation or regulatory investigations; and

•	proceedings instituted recently by the SEC against five PRC-based accounting firms, including our independent registered public accounting firm.

Any of these factors may result in large and sudden changes in the volume and price at which our ADSs will trade.

In the past, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

Substantial future sales or perceived potential sales of our ADSs in the public market could cause the price of our ADSs to decline.

Sales of substantial amounts of our ADSs in the public market after the completion of this offering, or the perception that these sales could occur, could adversely affect the market price of our ADSs. In connection with this offering, we and [our officers, directors and certain existing shareholders] have agreed not to sell any ordinary shares or ADSs for 180 days after the date of this prospectus without the prior written consent of the underwriters, subject to certain exceptions. Upon the completion of this offering, we will have              Class A ordinary shares and              Class A ordinary shares outstanding, including              Class A ordinary shares represented by ADSs, assuming the underwriters do not exercise their option to purchase additional ADSs. The ADSs sold in this offering will be freely tradable without restriction or further registration under the Securities Act. The remaining ordinary shares outstanding immediately after this offering will be available for sale, upon the expiration of the 180-day lock-up period, subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act. In addition, the underwriters may exercise the discretion to release the securities held by the parties subject to the lock-up restriction prior to the expiration of the lock-up period. If the securities subject to lock-up are released before the expiration of the lock-up period, their sale or perceived sale into the market may cause the price of our ADSs to decline. See “Underwriting” and “Shares Eligible for Future Sale” for a more detailed description of the restrictions on selling our securities after this offering.

Our dual-class share structure with different voting rights will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.

Immediately prior to the completion of this offering and subject to the approval of our existing shareholders, 7,259,000 ordinary shares beneficially owned by Ms. Meirong Yang, 2,000,000 ordinary shares beneficially owned by Ms. Huiyan Yang, and 741,000 ordinary shares beneficially owned by Mr. Junli He will be re-designated as Class B ordinary shares. Ms. Meirong Yang, Ms. Huiyan Yang, and Mr. Junli He, who beneficially own 72.59%, 20.00% and 7.41% of the aggregate voting power of our company as of the date of this prospectus, respectively, will beneficially own approximately             %,             % and             % of the aggregate voting power of our company immediately after the completion of this offering due to the disparate voting powers associated with our dual-class share structure, assuming the underwriters do not exercise their over-allotment option. See “Principal Shareholders.” As a result of the dual-class share structure and the concentration of ownership, Ms. Meirong Yang, Ms. Huiyan Yang, and Mr. Junli He will have considerable influence over matters such as decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. They may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, the market price for our ADSs and trading volume could decline.

The trading market for our ADSs will depend in part on the research and reports that securities or industry analysts publish about us or our business. If research analysts do not establish and maintain adequate research coverage or if one or more of the analysts who covers us downgrades our ADSs or publishes inaccurate or unfavorable research about our business, the market price for our ADSs would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for our ADSs to decline.

Because we do not expect to pay dividends in the foreseeable future after this offering, you must rely on price appreciation of our ADSs for return on your investment.

We currently intend to retain most, if not all, of our available funds and any future earnings after this offering to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our ADSs as a source for any future dividend income.

Our board of directors has complete discretion as to whether to distribute dividends, subject to applicable laws. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our ADSs will likely depend entirely upon any future price appreciation of our ADSs. We cannot guarantee that our ADSs will appreciate in value after this offering or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in our ADSs and you may even lose your entire investment in our ADSs.

Because the initial public offering price is substantially higher than the pro forma net tangible book value per share, you will experience immediate and substantial dilution.

If you purchase ADSs in this offering, you will pay more for each ADS than the corresponding amount paid by existing shareholders for their ordinary shares. As a result, you will experience immediate and substantial dilution of approximately US$             per ADS, assuming that no outstanding options to acquire ordinary shares are exercised. This number represents the difference between our pro forma net tangible book value per ADS as

of August 31, 2016, after giving effect to this offering and the initial public offering price of US$             per ADS. See “Dilution” for a more complete description of how the value of your investment in our ADSs will be diluted upon the completion of this offering.

We may be classified as a passive foreign investment company for United States federal income tax purposes, which could result in adverse United States federal income tax consequences to United States investors in the ADSs or ordinary shares.

We will be classified as a “passive foreign investment company,” or PFIC if, in the case of any particular taxable year, either (1) 75.0% or more of our gross income for such year consists of certain types of passive income, or (2) 50.0% or more of the average quarterly value of our assets during such year produce or are held for the production of passive income. Although the law in this regard is unclear, we treat our affiliated entities as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their results of operation in our financial statements. Assuming that we are the owner of our affiliated entities for United States federal income tax purposes, and based upon our current income and assets (taking into account the expected proceeds from this offering) and projections as to the value of our ADSs immediately following the offering, we do not presently expect to be classified as a PFIC for the current taxable year or the foreseeable future.

While we do not expect to become a PFIC in the current or future taxable years, the determination of whether we will be or become a PFIC will depend upon the composition of our income (which may differ from our historical results and current projections) and assets and the value of our assets from time to time, including, in particular, the value of our goodwill and other unbooked intangibles (which may depend upon the market value of our ADSs or ordinary shares from time-to-time and may be volatile). In estimating the value of our goodwill and other unbooked intangibles, we have taken into account our anticipated market capitalization following the close of this offering. Among other matters, if our market capitalization is less than anticipated or subsequently declines, we may be classified as a PFIC for the current or future taxable years. It is also possible that the IRS, may challenge our classification or valuation of our goodwill and other unbooked intangibles, which may result in our company being, or becoming classified as, a PFIC for the current or foreseeable future taxable years.

The determination of whether we will be or become a PFIC may also depend, in part, on how, and how quickly, we use our liquid assets and the cash raised in this offering. Under circumstances where we retain significant amounts liquid assets including cash raised in this offering, or if our affiliated entities were not treated as owned by us for United States federal income tax purposes, our risk of being classified as a PFIC may substantially increase. Because there are uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each taxable year, we cannot assure you that we will not be a PFIC for the current taxable year or any future taxable year.

If we are classified as a PFIC in any taxable year, a U.S. Holder (as defined in “Taxation—United States Federal Income Tax Considerations”) may incur significantly increased United States federal income tax on gain recognized on the sale or other disposition of the ADSs or ordinary shares and on the receipt of distributions on the ADSs or ordinary shares to the extent such gain or distribution is treated as an ‘‘excess distribution’’ under the United States federal income tax rules, and such holders may be subject to burdensome reporting requirements. Further, if we are classified as a PFIC for any year during which a U.S. Holder holds our ADSs or ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ADSs or ordinary shares. For more information, see “Taxation—United States Federal Income Tax Considerations—Passive foreign investment company considerations.”

Our memorandum and articles of association that will become effective immediately upon the completion of this offering contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our ordinary shares and ADSs.

We plan to adopt an amended and restated memorandum and articles of association that will become effective immediately prior to the completion of this offering. Our post-offering memorandum and articles of association contain provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. For example, our board of directors has the authority subject to any resolution of the shareholders to the contrary, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares, in the form of ADS or otherwise. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of our ADSs may fall and the voting and other rights of the holders of our ordinary shares and ADSs may be materially and adversely affected.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Cayman Islands Company Law (2016 Revision as amended) and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

The Cayman Islands courts are also unlikely (1) to recognize or enforce against us judgments of courts of the United States based on certain civil liability provisions of U.S. securities laws, or (2) to impose liabilities against us, in original actions brought in the Cayman Islands, based on certain civil liability provisions of U.S. securities laws that are penal in nature.

There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will in certain circumstances recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or large shareholders than they would as public shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions of the Cayman Islands Company Law (2016 Revision as amended) and the laws applicable to companies incorporated in the United States and their shareholders, see “Description of Share Capital—Differences in Corporate Law.”

Certain judgments obtained against us by our shareholders may not be enforceable.

We are a Cayman Islands company and all of our assets are located outside of the United States. Substantially all of our current operations are conducted in China. In addition, a majority of our current directors and officers are nationals and residents of countries other than the United States. Substantially all of the assets of these persons are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers. For more information regarding the relevant laws of the Cayman Islands and China, see “Enforceability of Civil Liabilities.”

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.

Because we are a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

•	the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC;

•	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

•	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•	the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

We will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis through press releases, distributed pursuant to the rules and regulations of the [NASDAQ Global Market]/[NYSE]. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information, which would be made available to you, were you investing in a U.S. domestic issuer.

As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from [NASDAQ Global Market][NYSE] corporate governance listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with [NASDAQ Global Market]/[NYSE] corporate governance listing standards.

As a Cayman Islands company listed on [NASDAQ Global Market]/[NYSE], we are subject to [NASDAQ Global Market]/[NYSE] corporate governance listing standards. However, [NASDAQ Global Market]/[NYSE] rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from [NASDAQ Global Market]/[NYSE] corporate governance listing standards. Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. Currently, we [plan to rely on home country practice in lieu of             , and] do not plan to rely on home country practice with respect to any [other] corporate governance matter. To the extent we choose to follow home country practice with respect to corporate governance matters, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

The voting rights of holders of ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise your right to vote your ordinary shares.

As a holder of our ADSs, you will only be able to exercise the voting rights with respect to the underlying ordinary shares in accordance with the provisions of the deposit agreement. Under the deposit agreement, you must vote by giving voting instructions to the depositary. Upon receipt of your voting instructions, the depositary will vote the underlying ordinary shares in accordance with these instructions. You will not be able to directly exercise your right to vote with respect to the underlying shares unless you withdraw the shares. Under our amended and restated memorandum and articles of association that will become effective immediately upon completion of this offering, the minimum notice period required for convening a general meeting is [10] days. When a general meeting is convened, you may not receive sufficient advance notice to withdraw the shares underlying your ADSs to allow you to vote with respect to any specific matter. If we ask for your instructions, the depositary will notify you of the upcoming vote and will arrange to deliver our voting materials to you. We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to vote and you may have no legal remedy if the shares underlying your ADSs are not voted as you requested.

The depositary for our ADSs will give us a discretionary proxy to vote our ordinary shares underlying your ADSs if you do not vote at shareholders’ meetings, except in limited circumstances, which could adversely affect your interests.

Under the deposit agreement for the ADSs, if you do not vote, the depositary will give us a discretionary proxy to vote our ordinary shares underlying your ADSs at shareholders’ meetings unless:

•	we have failed to timely provide the depositary with notice of meeting and related voting materials;

•	we have instructed the depositary that we do not wish a discretionary proxy to be given;

•	we have informed the depositary that there is substantial opposition as to a matter to be voted on at the meeting;

•	a matter to be voted on at the meeting would have a material adverse impact on shareholders; or

•	the voting at the meeting is to be made on a show of hands.

The effect of this discretionary proxy is that if you do not vote at shareholders’ meetings, you cannot prevent our ordinary shares underlying your ADSs from being voted, except under the circumstances described above. This may make it more difficult for shareholders to influence the management of our company. Holders of our ordinary shares are not subject to this discretionary proxy.

You may not receive dividends or other distributions on our ordinary shares and you may not receive any value for them, if it is illegal or impractical to make them available to you.

The depositary of our ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on ordinary shares or other deposited securities underlying our ADSs, after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent. However, the depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any holders of ADSs. For example, it would be unlawful to make a distribution to a holder of ADSs if it consists of securities that require registration under the Securities Act but that are not properly registered or distributed under an applicable exemption from registration. The depositary may also determine that it is not feasible to distribute certain property through the mail. Additionally, the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may determine not to distribute such property. We have no obligation to register under U.S. securities laws any ADSs, ordinary shares, rights or other securities received through such distributions. We also have no obligation to take any other action to permit the distribution of ADSs, ordinary shares, rights or anything else to holders of ADSs. This means that you may not receive distributions we make on our ordinary shares or any value for them if it is illegal or impractical for us to make them available to you. These restrictions may cause a material decline in the value of our ADSs.

You may experience dilution of your holdings due to inability to participate in rights offerings.

We may, from time to time, distribute rights to our shareholders, including rights to acquire securities. Under the deposit agreement, the depositary will not distribute rights to holders of ADSs unless the distribution and sale of rights and the securities to which these rights relate are either exempt from registration under the Securities Act with respect to all holders of ADSs, or are registered under the provisions of the Securities Act. The depositary may, but is not required to, attempt to sell these undistributed rights to third parties, and may allow the rights to lapse. We may be unable to establish an exemption from registration under the Securities Act, and we are under no obligation to file a registration statement with respect to these rights or underlying securities or to endeavor to have a registration statement declared effective. Accordingly, holders of ADSs may be unable to participate in our rights offerings and may experience dilution of their holdings as a result.

You may be subject to limitations on transfer of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may close its books from time to time for a number of reasons, including in connection with corporate events such as a rights offering, during which time the depositary needs to maintain an exact number of ADS holders on its books for a specified period. The depositary may also close its books in emergencies, and on weekends and public holidays. The depositary may refuse to deliver, transfer or register transfers of our ADSs generally when our share register or the books of the depositary are closed, or at any time if we or the depositary thinks it is advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

We will incur increased costs as a result of being a public company.

Upon completion of this offering, we will become a public company and expect to incur significant accounting, legal and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act, as well as rules subsequently implemented by the SEC and the [NASDAQ Global Market]/[NYSE], have detailed requirements concerning corporate governance practices of public companies, including Section 404 of the Sarbanes-Oxley Act relating to internal controls over financial reporting. We expect these rules and regulations applicable to public companies to increase our accounting, legal and financial compliance costs and to make certain corporate activities more time-consuming and costly. Our management will be required to devote substantial time and attention to our public company reporting obligations and other compliance matters. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs. Our reporting and other compliance obligations as a public company may place a strain on our management, operational and financial resources and systems for the foreseeable future.

In the past, shareholders of a public company often brought securities class action suits against the company following periods of instability in the market price of that company’s securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations, which could harm our results of operations and require us to incur significant expenses to defend the suit. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that reflect our current expectations and projections of future events. The forward-looking statements are contained principally in the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” Known and unknown risks, uncertainties and other factors, including those listed under “Risk Factors,” may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections of future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but are not limited to, statements about:

•	our goals and strategies;

•	growth of the private education market in China;

•	our expectations regarding demand for our services;

•	our future business development, results of operations and financial condition;

•	trends and competition in the private education industry in China;

•	relevant government policies and regulations governing our corporate structure, business and industry;

•	our proposed use of proceeds from this offering;

•	general economic and business condition in China and elsewhere; and

•	assumptions underlying or related to any of the foregoing.

You should read this prospectus and the documents that we refer to in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from and worse than what we expect. Moreover, new risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. We qualify all of our forward-looking statements by these cautionary statements.

This prospectus also contains certain data and information that we obtained from various government and private publications, including the Frost & Sullivan report. Statistical data in these publications also include projections based on a number of assumptions. The private education industry in China may not grow at the rate projected by market data, or at all. Failure of this market to grow at the projected rate may have a material and adverse effect on our business and the market price of our ADSs. In addition, due to the rapidly evolving nature of the private education industry, projections or estimates about our business and financial prospects involve significant risks and uncertainties. Furthermore, if any one or more of the assumptions underlying the market data are later found to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this prospectus and the documents that we refer to in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect.

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering of approximately US$            million, or approximately US$            million if the underwriters exercise their option to purchase additional ADSs in full, after deducting underwriting discounts and commissions and the estimated offering expenses payable by us. These estimates are based upon an assumed initial offering price of US$            per ADS, the mid-point of the range shown on the front cover page of this prospectus. A US$1.00 change in the assumed initial public offering price of US$            per ADS would, in the case of an increase, increase and, in the case of a decrease, decrease the net proceeds of this offering by US$            million, or approximately US$            million if the underwriters exercise their option to purchase additional ADSs in full, assuming the number of ADSs offered by us as set forth on the front cover page of this prospectus remains the same, and after deducting underwriting discounts and commissions and the estimated offering expenses payable by us.

The primary purposes of this offering are to create a public market for our ADSs for the benefit of all shareholders, retain talented employees by providing them with equity incentives and obtain additional capital. We plan to use the net proceeds of this offering as follows:

•	US$ for launching new schools;

•	US$ for marketing and brand promotion;

•	US$ for curriculum design and other research and development efforts; and

•	US$ for selective investments and acquisitions and general corporate purposes.

The foregoing represents our current intentions based upon our present plans and business conditions to use and allocate the net proceeds of this offering. Our management, however, will have significant flexibility and discretion to apply the net proceeds of this offering. If an unforeseen event occurs or business conditions change, we may use the proceeds of this offering differently than as described in this prospectus. You must rely on the judgment of our management as to the use of the net proceeds from this offering.

Pending any use described above, we plan to invest the net proceeds in short-term, interest-bearing, debt instruments or demand deposits.

In utilizing the proceeds from this offering, as an offshore holding company, we are permitted under PRC laws and regulations to provide funding to our PRC subsidiaries only through loans or capital contributions and to our affiliated entities only through loans, subject to applicable government registration and approvals. We cannot assure you that we will be able to obtain these government registrations or approvals on a timely basis, if at all. Any failure will delay or prevent us from applying the net proceeds from this offering to our PRC subsidiaries and affiliated entities. See “Risk Factors—Risks Related to Our Corporate Structure—PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds of this offering to make loans or additional capital contributions to our PRC subsidiaries and affiliated entities, which could harm our liquidity and our ability to fund and expand our business.”

DIVIDEND POLICY

We have not previously declared or paid cash dividends and we have no plan to declare or pay any dividends in the near future on our shares or ADSs. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

Our board of directors has discretion as to whether to distribute dividends, subject to applicable laws. Under Cayman Islands law, a Cayman Islands company may pay a dividend on its shares out of its profits, realized or unrealized, or from any reserve set aside from profits which its directors determine is no longer required or out of the share premium account or any other fund or account that can be authorized for this purpose in accordance with the Companies Law (2016 Revision as amended) of the Cayman Islands, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts due in the ordinary course of business. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that our board of directors may deem relevant. If we pay any dividends, we will pay our ADS holders to the same extent as holders of our Class A ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See “Description of American Depositary Shares.” Cash dividends on our Class A ordinary shares, if any, will be paid in U.S. dollars.

We are a holding company incorporated in the Cayman Islands. We rely principally on dividends from our Hong Kong and PRC subsidiaries for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us. See “Risk Factors—Risks Related to Doing Business in China—Our subsidiaries and affiliated entities in China are subject to restrictions on making dividends and other payments to us.”

CAPITALIZATION

The following table sets forth our capitalization as of February 28, 2017:

•	on an actual basis; and

•	on a pro forma as adjusted basis to reflect (1) the redesignation of of the ordinary shares held by Ms. Meirong Yang, Ms. Huiyan Yang and Mr. Junli He into Class B ordinary shares immediately prior to the completion of this offering; (2) the redesignation of all the remaining ordinary shares into Class A ordinary shares on an one-for-one basis immediately prior to the completion of this offering; and (3) the sale of Class A ordinary shares in the form of ADSs by us in this offering at an assumed initial public offering price of US$ per ADS, the midpoint of the price range shown on the front cover page of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

You should read this table together with our combined and consolidated financial statements and the related notes included elsewhere in this prospectus and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of February 28, 2017
	Actual		Pro forma as adjusted (1)
	RMB	US$	RMB	US$
	(in thousands, except for share and per share data)
			(unaudited)
Shareholders’ equity
Ordinary shares (US$0.0001 par value, 500,000,000 shares authorized, shares issued and outstanding)
Class A ordinary shares (US$0.0001 par value, shares authorized, shares issued and outstanding)
Class B ordinary shares (US$0.0001 par value, shares authorized, shares issued and outstanding)
Paid-in capital	7	1
Additional paid-in capital	224,801	32,738
Statutory reserves	64,948	9,459
Accumulated deficit	(118,780)	(17,298)

Total shareholders’ equity (2)	170,976	24,900

(1)	The pro forma and pro forma as adjusted information discussed above is illustrative only. Our total shareholders’ equity and total capitalization following the completion of this offering are subject to adjustment based on the actual initial public offering price and other terms of this offering determined at pricing.
(2)	Assuming the number of ADSs offered by us as set forth on the cover page of this prospectus remains the same, and after deduction of underwriting discounts and commissions and the estimated offering expenses payable by us, a US$1.00 change in the assumed initial public offering price of US$ per ADS would, in the case of an increase, increase and, in the case of a decrease, decrease each of total shareholders’ deficit and total capitalization by US$ million.

DILUTION

If you invest in our ADSs, your interest will be diluted to the extent of the difference between the initial public offering price per ADS and our net tangible book value per ADS after this offering. Dilution results from the fact that the initial public offering price per ordinary share is substantially in excess of the book value per ordinary share attributable to the existing shareholders for our presently outstanding ordinary shares.

Our net tangible book value as of February 28, 2017 was approximately US$            per ordinary share and US$            per ADS. Net tangible book value per ordinary share represents the amount of total tangible assets, minus the amount of total liabilities, divided by the total number of ordinary shares outstanding. Dilution is determined by subtracting net tangible book value per ordinary share from the assumed public offering price per ordinary share. Because our Class A ordinary shares and Class B ordinary shares have the same dividend and other rights, except for conversion and voting rights, the dilution is presented here based on all ordinary shares, including Class A ordinary shares and Class B ordinary shares.

Without taking into account any other changes in such net tangible book value after February 28, 2017, other than to give effect to our issuance and sale of            ADSs in this offering, at an assumed initial public offering price of US$            per ADS, the mid-point of the estimated public offering price range, and after deduction of underwriting discounts and commissions and estimated offering expenses payable by us (assuming the underwriters do not exercise their option to purchase additional ADSs), our pro forma net tangible book value as of February 28, 2017, would have been US$            per outstanding ordinary share, including ordinary shares underlying our outstanding ADSs, or US$            per ADS. This represents an immediate increase in net tangible book value of US$                per ordinary share, or US$            per ADS, to existing shareholders and an immediate dilution in net tangible book value of US$            per ordinary share, or US$            per ADS, to purchasers of ADSs in this offering.

The following table illustrates the dilution on a per ordinary share basis assuming that the initial public offering price per ordinary share is US$                and all ADSs are exchanged for ordinary shares:

	Per Class A Ordinary Shares	Per ADS
Assumed initial public offering price	US$	US$
Net tangible book value as of February 28, 2017	US$	US$
Pro forma net tangible book value as adjusted to give effect to this offering	US$	US$
Amount of dilution in net tangible book value to new investors in the offering	US$	US$

A US$1.00 change in the assumed public offering price of US$            per ADS would, in the case of an increase, increase and, in the case of a decrease, decrease our pro forma net tangible book value after giving effect to the offering by US$            million, the pro forma net tangible book value per ordinary share and per ADS after giving effect to this offering by US$            per ordinary share and US$            per ADS and the dilution in pro forma net tangible book value per ordinary share and per ADS to new investors in this offering by US$            per ordinary share and US$            per ADS, assuming no change to the number of ADSs offered by us as set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses.

The following table summarizes, on a pro forma basis as of February 28, 2017, the differences between the existing shareholders and the new investors with respect to the number of ordinary shares purchased from us, the total consideration paid and the average price per ordinary share paid at an assumed initial public offering price of US$            per ADS before deducting estimated underwriting discounts and commissions and estimated offering expenses. The total number of ordinary shares does not include ordinary shares underlying the ADSs issuable upon the exercise of the over-allotment option granted to the underwriters.

	Ordinary shares Purchased			Total Consideration			Average Price Per Ordinary Share	Average Price Per ADS
	Number	Percent		Amount	Percent		US$	US$
Existing shareholders			%	US$		%
New investors			%	US$		%

Total		100.0%		US$	100.0%

A US$1.00 change in the assumed initial public offering price of US$            per ADS would, in the case of an increase, increase and, in the case of a decrease, decrease total consideration paid by new investors, total consideration paid by all shareholders, average price per ordinary share and average price per ADS paid by all shareholders by US$            , US$            , US$            and US$            , respectively, assuming the number of ADSs offered by us as set forth on the cover page of this prospectus remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

The pro forma information discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of our ADSs and other terms of this offering determined at pricing.

The discussion and tables above also assume no exercise of any outstanding share options outstanding as of the date of this prospectus. As of the date of this prospectus, options to purchase              Class A ordinary shares are issued and outstanding, at a weighted average exercise price of US$             per ordinary share, and there are              Class A ordinary shares available for future issuance upon the exercise of future grants under our 2017 Share Incentive Plan. To the extent that any of these options are exercised, there will be further dilution to new investors.

EXCHANGE RATE INFORMATION

Our reporting currency is the Renminbi because our business operations are based in China and all of our revenues are denominated in Renminbi. This prospectus contains translations of Renminbi amounts into U.S. dollars at specific rates solely for the convenience of the reader. The conversion of Renminbi into U.S. dollars in this prospectus is based on the noon buying rate in New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this prospectus were made at a rate of RMB6.8665 to US$1.00, the exchange rate in effect as of February 28, 2017. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. On March 17, 2017, the noon buying rate was RMB6.9000 to US$1.00.

The following table sets forth information concerning exchange rates between the Renminbi and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this prospectus or will use in the preparation of our periodic reports or any other information to be provided to you.

	Certified Exchange Rate
Period	Period End	Average (1)	Low	High
	(RMB per US$1.00)
Fiscal 2012	6.3484	6.3343	6.3975	6.2790
Fiscal 2013	6.1193	6.1928	6.3489	6.1123
Fiscal 2014	6.1430	6.1506	6.2591	6.0402
Fiscal 2015	6.3760	6.2085	6.4122	6.1107
Fiscal 2016	6.6776	6.5108	6.7013	6.3180
Fiscal 2017
September	6.6685	6.6702	6.6790	6.6600
October	6.7735	6.7303	6.7819	6.6685
November	6.8837	6.8402	6.9195	6.7534
December	6.9430	6.9198	6.9580	6.8771
January	6.8768	6.8907	6.9575	6.8360
February	6.8665	6.8694	6.8821	6.8517
March (through March 17, 2017)	6.9000	6.9020	6.9132	6.8794

Source:    Federal Reserve Statistical Release

(1)	Annual averages were calculated by using the average of the exchange rates on the last day of each month during the relevant year. Monthly averages are calculated by using the average of the daily rates during the relevant month.

ENFORCEABILITY OF CIVIL LIABILITIES

We were incorporated in the Cayman Islands to take advantage of certain benefits associated with being a Cayman Islands exempted company:

•	political and economic stability;

•	an effective judicial system;

•	a favorable tax system;

•	the absence of exchange control or currency restrictions; and

•	the availability of professional and support services.

However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include, but are not limited to, the following:

•	the Cayman Islands has a less developed body of securities laws as compared to the United States and these securities laws provide significantly less protection to investors; and

•	Cayman Islands companies may not have standing to sue before the federal courts of the United States.

Our constitutional documents do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders, be arbitrated.

All of our operations are conducted in China, and all of our assets are located in China. Except for Mr. Junli He, our chief executive officer, all of our other directors and officers are Chinese nationals or Hong Kong residents and a substantial portion of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

We have appointed            as our agent upon whom process may be served in any action brought against us under the securities laws of the United States.

Conyers Dill & Pearman, our counsel as to Cayman Islands law, and Tian Yuan Law Firm, our counsel as to PRC law, have advised us, respectively, that there is uncertainty as to whether the courts of the Cayman Islands and China, respectively, would:

•	recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or

•	entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

Conyers Dill & Pearman has informed us that although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), the courts of the Cayman Islands would recognize as a valid judgment, a final and conclusive judgment in personam obtained in the federal or state courts of the United States against us under which a sum of money is payable (other than a sum of money payable in respect of multiple damages, taxes or other charges of a like nature or in respect of a fine or other penalty) or, in certain circumstances, an in personam judgment for non-monetary relief, and would give a judgment based thereon provided that (1) such courts had proper jurisdiction over the parties subject to such judgment, (2) such courts did not contravene the rules of natural justice of the Cayman Islands, (3) such judgment was not obtained by fraud, (4) the enforcement of the judgment would not be contrary to the public policy of the Cayman Islands, (5) no new admissible evidence relevant to the action is submitted prior to the rendering of the judgment by the courts of the Cayman Islands, and (6) there is due compliance with the correct procedures under the laws of the Cayman Islands. However, the Cayman Islands courts are unlikely to enforce a punitive judgment of a United States court predicated upon the liabilities provision of the federal securities laws in the United States without retrial on the merits if such judgment gives rise to obligations to make payments that may be regarded as fines, penalties or similar charges.

Tian Yuan Law Firm has further advised us that the recognition and enforcement of foreign judgments are subject to compliance with the PRC Civil Procedures Law and relevant civil procedure requirements in China. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on reciprocity between jurisdictions. China does not have any treaties or other form of reciprocity with the United States or the Cayman Islands that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, courts in China will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC law or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States or in the Cayman Islands. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States or in the Cayman Islands. Under the PRC Civil Procedures Law, foreign shareholders may originate actions based on PRC law against a company in China for disputes relating to contracts or other property interests, the PRC court may accept a course of action based on the laws or the parties’ express mutual agreement in contracts choosing PRC courts for dispute resolution if (1) the contract is signed and/or performed within China, (2) the subject of the action is located within China, (3) the company (as defendant) has seizable properties within China, (4) the company has a representative organization within China, or (5) other circumstances prescribed under the PRC law. The action may be initiated by a shareholder through filing a complaint with the PRC court. The PRC court will determine whether to accept the complaint in accordance with the PRC Civil Procedures Law. The shareholder may participate in the action by itself or entrust any other person or PRC legal counsel to participate on behalf of such shareholder. Foreign citizens and companies will have the same rights as PRC citizens and companies in an action unless the home jurisdiction of such foreign citizens or companies restricts the rights of PRC citizens and companies.

In addition, it will be difficult for U.S. shareholders to originate actions against us in China in accordance with PRC laws because we are incorporated under the laws of the Cayman Islands and it will be difficult for U.S. shareholders, by virtue only of holding our ADSs or Class A ordinary shares, to establish a connection to the PRC for a PRC court to have jurisdiction as required under the PRC Civil Procedures Law.

CORPORATE HISTORY AND STRUCTURE

Our Corporate History

We are an exempted company with limited liability incorporated in the Cayman Islands. We conduct our business through our subsidiaries and affiliated entities in China. We currently operate a network of 51 schools in China that cover K-12 education and a number of learning centers for after-school programs through certain contractual arrangements with BGY Education Investment, which in turn controls and holds these schools and learning centers. We trace our history back to the founding of Guangdong Country Garden School, our first private school, in 1994. Over the past two decades, we have established and acquired a number of schools and learning centers in China.

Beginning in 2016, we underwent a restructuring in contemplation of this offering. In particular:

•	Incorporation of the listing entity. In December 2016, Ms. Meirong Yang incorporated Bright Scholar Holdings as our proposed listing entity in the Cayman Islands.

•	Acquisition of Impetus. In January 2016, we acquired Impetus Investment Ltd., or Impetus, a Cayman Islands company from Mr. Junli He and other selling shareholders.

•	Incorporation of PRC subsidiary. In January 2017, Time Education China Holdings Limited incorporated Zhuhai Bright Scholar, as our wholly-owned subsidiary in China.

•	Contractual arrangements. In January 2017, we, through our PRC subsidiary, Zhuhai Bright Scholar, entered into a series of contractual arrangements with (1) our affiliated entities, consisting of BGY Education Investment and the schools it owns and operates, and (2) Ms. Meirong Yang and Mr. Wenjie Yang, the shareholders of BGY Education Investment, to obtain effective control of our affiliated entities.

Our Contractual Arrangements

Foreign ownership in education services is subject to significant regulations in China. The PRC government regulates the provision of education services through strict licensing requirements. In particular, PRC laws and regulations currently prohibit foreign ownership of companies and institutions providing compulsory education services at primary and middle school levels, and restrict foreign investment in education services at the kindergarten and high school level. We are a company incorporated in the Cayman Islands. Our PRC subsidiary, Zhuhai Bright Scholar, is a wholly foreign-owned enterprise and currently ineligible to apply for and hold licenses to operate, or otherwise own equity interests in our schools.

Due to these restrictions, we, through our PRC subsidiary, Zhuhai Bright Scholar, have entered into a series of contractual arrangements with (1) our affiliated entities, consisting of BGY Education Investment and the schools it owns and operates, and (2) the shareholders of BGY Education Investment, i.e., Ms. Meirong Yang and Mr. Wenjie Yang, which enable us to:

•	exercise effective control over our affiliated entities;

•	receive substantially all of the economic benefits of our affiliated entities in consideration for the services provided by us; and

•	have an exclusive option to purchase all of the equity interests in our affiliated entities when and to the extent permitted under PRC law.

Ms. Meirong Yang is one of our founders and a relative of Ms. Huiyan Yang, our chairperson. Mr. Wenjie Yang is Ms. Meirong Yang’s business partner. We do not have any equity interest in our affiliated entities. However, as a result of these contractual arrangements, we control our affiliated entities through our PRC subsidiary, Zhuhai Bright Scholar. We have combined and consolidated the results of our affiliated entities in our combined and consolidated financial statements included elsewhere in this prospectus in accordance with U.S. GAAP. The contractual arrangements were executed and became effective on January 25, 2017. For a detailed description of the risks associated with our corporate structure, see “Risk Factors—Risks Related to Our Corporate Structure” and “Risk Factors—Risks Related to Doing Business in China.”

We have been advised by Tian Yuan Law Firm, our PRC legal counsel, that the contractual arrangements among Zhuhai Bright Scholar, our affiliated entities, and Ms. Meirong Yang and Mr. Wenjie Yang as the shareholders of BGY Education Investment are valid, binding and enforceable under PRC laws and regulations, and are not in violation of PRC laws or regulations currently in effect. If our affiliated entities, Ms. Meirong Yang and Mr. Wenjie Yang fail to perform their obligations under the contractual arrangements, we could be limited in our ability to enforce the contractual arrangements that give us the effective control over our affiliated entities. See “Risk Factors—Risks Related to Our Corporate Structure—We rely on contractual arrangements with BGY Education Investment and its shareholders for our operations in China, which may not be as effective in providing control as director ownership.”

We have been advised by our PRC legal counsel, however, that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations. Accordingly, the PRC regulatory authorities may in the future take a view that is contrary to the above opinion of our PRC legal counsel. We have been further advised by our PRC legal counsel that if the PRC government finds that the contractual arrangements and agreements that establish the structure for operating our education services business in China do not comply with relevant PRC government restrictions on foreign investment in the education services industry, we could be subject to severe penalties, including being prohibited from continuing operations. For a detailed description of the risks associated with our corporate structure, see “Risk Factors—Risks Related to Our Corporate Structure” and “Risk Factors—Risks Related to Doing Business in China.”

If we are unable to maintain effective control over our affiliated entities, we will not be able to continue to consolidate the financial results of our affiliated entities into our financial results. The revenue contribution of our affiliated entities has historically accounted for 100.0% of our total revenues. Further, as a holding company, our ability to generate profits, pay dividend and other cash distributions to our shareholders depends principally on our ability to receive dividends and other distributions from our PRC subsidiary, Zhuhai Bright Scholar, which in turn depends on the service fees paid to Zhuhai Bright Scholar from our schools and other affiliated entities. We, through our PRC subsidiary, Zhuhai Bright Scholar, have entered into an exclusive management services and business cooperation agreement with each of our affiliated entities, pursuant to which we provide service to our schools in exchange for the payment of service fees. The services fees we are entitled to collect under the agreement are calculated as the balance of general income less any costs, taxes and other reserved fees stipulated by laws and regulations. In practice, we evaluate on a case-by-case basis the performance and future plans of individual schools before determining the amount we collect from each school. We do not have unfettered access to the revenues from our PRC subsidiaries or affiliated entities due to the significant PRC legal restrictions on the payment of dividends by PRC companies, foreign exchange control restrictions, and the restrictions on foreign investment, among others. For example, under the applicable requirements of PRC law, our PRC subsidiaries may only distribute dividends after they have made allowances to fund certain statutory reserves and each private school in China is required to allocate a certain amount to its development fund prior to payments of dividend. In particular, our schools that require reasonable returns must allocate no less than 25.0% of their annual net income, and our schools that do not require reasonable returns must allocate no less than 25.0% of their annual increase in their net assets for such purposes. See “Risk Factors—Risks Related to Doing Business in China—Our subsidiaries and affiliated entities in China are subject to restrictions on making dividends and other payments to us.”

The following is a summary of the material provisions of these contractual arrangements with our affiliated entities and the shareholders of BGY Education Investment. We may not amend or terminate these agreements unless authorized by a majority vote of our board of directors. For more complete information you should read these agreements in their entirety. Directions on how to obtain copies of these agreements are provided in this prospectus under “Where You Can Find Additional Information.”

Call Option Agreement. Pursuant to the call option agreement between Zhuhai Bright Scholar, Ms. Meirong Yang and Mr. Wenjie Yang, and BGY Education Investment, entered into in January 2017, Ms. Meirong Yang and Mr. Wenjie Yang unconditionally and irrevocably granted Zhuhai Bright Scholar or its designee an exclusive option to purchase, to the extent permitted under PRC laws and regulations, all or part of the equity interest in BGY Education Investment at nil consideration or the lowest consideration permitted by PRC laws and regulations under the circumstances where Zhuhai Bright Scholar or its designee is permitted under PRC laws and regulations to own all or part of the equity interests of BGY Education Investment or where we otherwise deem it necessary or appropriate to exercise the option. Zhuhai Bright Scholar has the sole discretion to decide when to exercise the option, and whether to exercise the option in part or in full. Without Zhuhai Bright Scholar’s written consent, Ms. Meirong Yang and Mr. Wenjie Yang may not sell, transfer, pledge or otherwise dispose of or create any encumbrance on any of BGY Education Investment’s assets or equity interests. Without obtaining Zhuhai Bright Scholar’s written consent, Ms. Meirong Yang and Mr. Wenjie Yang may not enter into any material contracts, incur any indebtedness, or alter the business scope of BGY Education Investment. The key factor for us to decide whether to exercise the option is whether the current regulatory restrictions on foreign investment in the education services business will be removed in the future, the likelihood of which we are not in a position to know or comment on.

Power of Attorney. In January 2017, Ms. Meirong Yang and Mr. Wenjie Yang each executed irrevocable powers of attorney, appointing Zhuhai Bright Scholar, or any person designated by Zhuhai Bright Scholar, as his/her attorney-in-fact to (1) call and attend shareholders meeting of BGY Education Investment and execute relevant shareholders resolutions, (2) exercise on his/her behalf all his/her rights as a shareholder of BGY Education Investment, including those rights under PRC laws and regulations and the articles of association of BGY Education Investment, such as voting, appointing, replacing or removing directors, (3) submit all documents as required by government authorities on behalf of BGY Education Investment, (4) assign Ms. Meirong Yang’s and Mr. Wenjie Yang’s shareholding rights to Zhuhai Bright Scholar, including the rights to receive dividends, dispose of equity interest and enjoy the rights and interests during and after liquidation, (5) review the resolutions, books and accounts of BGY Education Investment, and (6) exercise any other rights and benefits associated with shareholding that Ms. Meirong Yang or Mr. Wenjie Yang receive from BGY Education Investment.

Exclusive Management Services and Business Cooperation Agreement. Pursuant to the exclusive management services and business cooperation agreement among Zhuhai Bright Scholar, each of our affiliated entities, Ms. Meirong Yang and Mr. Wenjie Yang, as the shareholders of BGY Education Investment, entered into in January 2017, Zhuhai Bright Scholar has the exclusive right to provide comprehensive technical and business support services to our affiliated entities. Such services include conducting market research, offering strategic business advice and providing information technology services, advice on mergers and acquisitions, human resources management services, intellectual property licensing services, support for teaching activities and other services that the parties may mutually agree. Without the prior consent of Zhuhai Bright Scholar, none of our affiliated entities may accept such services from any third party. Zhuhai Bright Scholar owns the exclusive intellectual property rights created as a result of the performance of this agreement. Our affiliated entities agree to pay Zhuhai Bright Scholar service fees in an amount solely decided by Zhuhai Bright Scholar, but not to exceed the paying school’s total revenue deducted by costs, taxes, mandatory reserve fund and other expenses. At the sole discretion of Zhuhai Bright Scholar, the calculation of the service fees should be determined based on the complexity of the services provided, the time and resources committed by Zhuhai Bright Scholar, the commercial value of the services, the market reference price and the operating condition of the paying school. As part of the exclusive management services and business cooperation agreement, Ms. Meirong Yang, Mr. Wenjie Yang and our affiliated entities agree that they will not take any action, such as incurring indebtedness, disposing of material assets, materially changing the scope or nature of the business of our affiliated entities, or disposing of their equity interests in our affiliated entities, without the written consent of Zhuhai Bright Scholar. The exclusive management services and business cooperation agreement may not be terminated by Ms. Meirong Yang, Mr. Wenjie Yang or any of our affiliated entities without the written consent of Zhuhai Bright Scholar.

Unless terminated, the agreement shall remain in full force and effect during the term of operations of Zhuhai Bright Scholar and our affiliated entities.

Equity Pledge Agreement. Pursuant to the equity pledge agreement among Zhuhai Bright Scholar, Ms. Meirong Yang, Mr. Wenjie Yang, BGY Education Investment entered into in January 2017, Ms. Meirong Yang and Mr. Wenjie Yang unconditionally and irrevocably pledged all of their respective equity interests in BGY Education Investment to Zhuhai Bright Scholar to guarantee performance of the obligations of our affiliated entities under the call option agreements, power of attorneys and exclusive management services and business cooperation agreements, each as described above. Ms. Meirong Yang and Mr. Wenjie Yang each agreed that without prior written consent of Zhuhai Bright Scholar, they shall not transfer or dispose of the pledged equity interests or create or allow any encumbrance on the pledged equity interests. Unless terminated, the equity pledge agreement remains in full force and effect until all of the obligations of Ms. Meirong Yang, Mr. Wenjie Yang and our affiliated entities under the agreements described above have been duly performed and related payments are duly paid. The pledge of equity interests in BGY Education Investment has been duly registered with the local branch of SAIC and is effective upon such registration.

Our Corporate Structure

The following diagram illustrates our corporate structure as of the date of this prospectus:

(1)	Following the completion of this offering, Ms. Meirong Yang, Ms. Huiyan Yang, Mr. Junli He and public shareholders will beneficially own %, %, % and % of total ordinary shares on an as-converted basis, representing %, %, % and % of the aggregate voting power, respectively. See “Principal Shareholders.”
(2)	We are in the process of transferring the contracts of substantially all of our employees at our learning centers, which are currently owned and operated by BGY Education Investment, to subsidiaries of Zhuhai Bright Scholar. These entities have no other material assets.
(3)	Under PRC law, entities and individuals who establish private schools are referred to as “sponsors” rather than “owners” or “shareholders.” The rights of sponsors vis-à-vis schools are similar to the rights of shareholders vis-à-vis companies with regard to legal, regulatory and tax matters, but differ with regard to the right of a sponsor to receive returns on investment and the right to the distribution of residual properties upon termination and liquidation. BGY Education Investment is the direct or indirect sponsor of each of our schools we currently operate as registered pursuant to applicable PRC laws and regulations. For more information regarding school sponsorship and the difference between sponsorship and ownership under relevant laws and regulations, see “PRC Regulation—Regulations on Private Education in the PRC.”

The following table sets forth the schools owned or held by BGY Education Investment as of the date of this prospectus.

International schools (6)	Province
Country Garden Silver Beach School	Guangdong
Guangdong Country Garden School†	Guangdong
Huaxi Country Garden International School	Guizhou
Jurong Country Garden School	Jiangsu
Lanzhou Country Garden International School	Gansu
Ningxiang Country Garden School	Hunan

Bilingual schools (11)	Province
Country Garden Huacheng School†	Guangdong
Country Garden Panpuwan School	Guangdong
Country Garden Venice Bilingual School†	Hunan
Heshan Country Garden School†	Guangdong
Huanan Country Garden School†	Guangdong
Laian Country Garden Foreign Language School	Anhui
Phoenix City Bilingual School†	Guangdong
Taishan Country Garden School	Guangdong
Wuhan Country Garden School†	Hubei
Wuyi Country Garden Bilingual School†	Guangdong
Zengcheng Country Garden School	Guangdong

Kindergartens (34)	Province
Country Garden Huacheng Kindergarten†	Guangdong
Country Garden Silver Beach Kindergarten	Guangdong
Country Garden Venice Kindergarten†	Hunan
Dalang Country Garden Kindergarten	Guangdong
Danyang Country Garden Kindergarten	Jiangsu
Enping Country Garden Kindergarten	Guangdong
Fengxin Country Garden Kindergarten	Guangdong
Gaoming Country Garden Kindergarten	Guangdong
Guangdong Country Garden Kindergarten†	Guangdong
Haoting Country Garden Kindergarten	Guangdong
Heshan Country Garden Kindergarten†	Guangdong
Huadu Holiday Peninsula Kindergarten	Guangdong
Huanan Country Garden Bilingual Kindergarten†	Guangdong
Huanan Country Garden Cuiyun Mountain Kindergarten	Guangdong
Huaxi Country Garden International School Kindergarten	Guizhou
Huiyang Country Garden Kindergarten	Guangdong
Jurong Country Garden Kindergarten	Jiangsu
Laian Country Garden Kindergarten	Anhui
Lanzhou Country Garden Kindergarten	Gansu
Licheng Country Garden Bilingual Kindergarten†	Guangdong
Maoming Country Garden Kindergarten	Guangdong
Nansha Country Garden Bilingual Kindergarten†	Guangdong
Ningxiang Country Garden Kindergarten	Hunan
Phoenix City Bilingual Kindergarten†	Guangdong
Phoenix City Country Garden Kindergarten†	Guangdong
Phoenix City Fengyan Kindergarten	Guangdong

Province
Qingyuan Country Garden Bilingual Kindergarten	Guangdong
Shawan Country Garden Kindergarten†	Guangdong
Taishan Country Garden Kindergarten	Guangdong
Wuhan Country Garden Kindergarten†	Hubei
Wuyi Country Garden Bilingual Kindergarten†	Guangdong
Xiju Country Garden Kindergarten	Guangdong
Zengcheng Country Garden Kindergarten	Guangdong
Zhenjiang Country Garden Foreign Language Kindergarten	Guangdong

†	Had been in operation for five years or longer as of September 1, 2016.

SELECTED COMBINED AND CONSOLIDATED FINANCIAL DATA

The following selected combined statements of operations data for the 2014, 2015 and 2016 fiscal years, the selected combined balance sheet data as of August 31, 2014, 2015 and 2016 and the combined statements of cash flows data for the 2014, 2015 and 2016 fiscal years have been derived from the audited combined financial statements included elsewhere in this prospectus. The following summary combined and consolidated income (loss) data for the six months ended February 29, 2016 and February 28, 2017, the summary consolidated balance sheet data as of February 28, 2017 and the summary combined and consolidated cash flows data for the six months ended February 29, 2016 and February 28, 2017 have been derived from the unaudited condensed combined and consolidated financial statements included elsewhere in this prospectus. We have prepared the unaudited condensed combined and consolidated financial statements on the same basis as our audited combined financial statements. The unaudited condensed combined and consolidated financial statements include all adjustments, consisting only of normal and recurring adjustments, that we consider necessary for a fair representation of our financial position and operating results for the periods presented. Our combined and consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Our historical results for any period are not necessarily indicative of results to be expected for any future period. You should read the following selected financial information in conjunction with the combined and consolidated financial statements and related notes and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

	Year Ended August 31,				Six Months Ended
	2014	2015	2016		February 29, 2016	February 28, 2017
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(in thousands, except for share and per share data)
Selected Combined and Consolidated Income (loss) Data:
Revenue	588,163	745,850	1,040,329	151,508	503,749	646,170	94,105
Cost of revenue	(501,881)	(655,597)	(736,205)	(107,217)	(367,308)	(430,178)	(62,649)

Gross profit	86,282	90,253	304,124	44,291	136,441	215,992	31,456
Selling, general and administrative expenses	(125,784)	(166,084)	(290,098)	(42,248)	(184,075)	(107,748)	(15,692)
Other operating income	3,626	5,249	4,283	624	2,324	1,427	208

Operating income/(loss)	(35,876)	(70,582)	18,309	2,667	(45,310)	109,671	15,972
Interest income, net	1,596	1,808	2,148	313	1,304	1,118	163
Investment income	—	—	805	117	—	3,237	471
Other expense	(61)	(455)	(457)	(67)	(77)	(497)	(72)

Income/(loss) before income taxes	(34,341)	(69,229)	20,805	3,030	(44,083)	113,529	16,534
Income tax benefit/(expense)	(3,775)	29,317	(17,889)	(2,605)	(7,041)	(25,558)	(3,723)

Net income/(loss)	(38,116)	(39,912)	2,916	425	(51,124)	87,971	12,811

Net income/(loss) attributable to non-controlling interests(1)	(5,230)	166	39,290	5,722	17,609	20,034	2,918

Net income (loss) attributable to ordinary shareholders	(32,886)	(40,078)	(36,374)	(5,297)	(68,733)	67,937	9,893

Net earnings per share attributable to ordinary shareholders
Basic and diluted	(3.55)	(4.33)	(3.75)	(0.54)	(7.32)	6.79	0.99
Weighted average shares used in calculating net earnings per ordinary share
Basic and diluted	9,259,000	9,259,000	9,698,336	9,698,336	9,392,623	10,000,000	10,000,000
Non-GAAP Financial Data(2)
Adjusted EBITDA	(2,472)	(13,930)	185,821	27,062	81,057	151,347	22,041
Adjusted net income/(loss)	(38,116)	(39,912)	97,986	14,270	43,946	87,971	12,811

(1)	Includes former shareholders (comprising all minority shareholders of all of our international schools, bilingual schools and kindergartens) that disposed of their minority investments in certain schools to us in the first quarter of the 2017 fiscal year.
(2)	See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations—Non-GAAP measures” for details.

	As of August 31,				As of February 28,
	2014	2015	2016		2017
	RMB	RMB	RMB	US$	RMB	US$
	(in thousands)
Selected Combined and Consolidated Balance Sheet Data:
Current assets:
Cash and cash equivalents	144,581	240,684	356,018	51,849	637,646	92,863
Restricted cash	3,547	3,564	6,433	937	6,439	938
Amount due from related parties	272,505	293,433	138,091	20,111	3,151	459
Non-current assets:
Property and equipment, net	360,027	398,765	431,377	62,823	427,149	62,208
Prepayment for construction contract	24,109	15,393	2,421	353	871	126
Total assets	913,757	1,093,196	1,239,232	180,475	1,347,262	196,208

Current liabilities:
Amount due to related parties	279,821	337,257	66,855	9,736	101,297	14,752
Accrued expenses and other current liabilities	148,968	165,978	201,019	29,275	199,845	29,104
Total liabilities	932,179	1,132,151	1,077,671	156,946	1,145,609	166,840

Total equity	(18,422)	(38,955)	161,561	23,529	201,653	29,368

Total liabilities and equity	913,757	1,093,196	1,239,232	180,475	1,347,262	196,208

	Year Ended August 31,				Six Months Ended
	2014	2015	2016		February 29, 2016	February 28, 2017
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
Selected Combined and Consolidated Cash Flows Data:
Net cash from operating activities	46,624	134,887	360,658	52,524	94,714	191,057	27,827
Net cash from/(used in) investing activities	(170,514)	(154,381)	32,086	4,673	(131,009)	52,223	7,606
Net cash from/(used in) financing activities	101,656	115,614	(274,541)	(39,983)	8,417	38,354	5,585

Net change in cash and cash equivalents, and restricted cash	(22,234)	96,120	118,203	17,214	(27,878)	281,634	41,018
Cash and cash equivalents, and restricted cash at beginning of the year	170,362	148,128	244,248	35,571	244,248	362,451	52,785

Cash and cash equivalents, and restricted cash at end of the year	148,128	244,248	362,451	52,785	216,370	644,085	93,803

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion of our financial condition and results of operations in conjunction with the combined and consolidated financial statements and the notes to those statements included elsewhere in this prospectus. The discussion in this prospectus contains forward-looking statements that involve risks and uncertainties, such as statements of our plans, objectives, expectations and intentions. The cautionary statements made in this prospectus should be read as applying to all related forward-looking statements wherever they appear in this prospectus. Our actual results could differ materially from those discussed here. Factors that could cause or contribute to these differences include those discussed in “Risk Factors,” as well as those discussed elsewhere. See “Risk Factors” and “Special Note Regarding Forward-Looking Statements.”

Overview

We are the largest operator of international and bilingual K-12 schools in China in terms of student enrollment as of September 1, 2016, according to the Frost & Sullivan report. We are dedicated to providing quality international education to Chinese students and equipping them with the critical academic foundation and skillsets necessary to succeed in the pursuit of higher education overseas. We also complement our international offerings with the Chinese government-mandated curriculum for students who wish to maintain the option of pursuing higher education in China. We established one of the first private schools in China in 1994 and have since expanded our network to operate 51 schools as of February 28, 2017, covering the breadth of K-12 academic needs of our students across seven provinces in China. In the first half of the 2017 school year, we had an average of 29,230 students enrolled at our schools, representing an increase of 54.6% from an average of 18,913 students enrolled during the 2014 school year.

We have experienced substantial growth in recent years. Our revenue increased from RMB588.2 million in the 2014 fiscal year to RMB745.9 million in the 2015 fiscal year and further to RMB1,040.3 million (US$151.5 million) in the 2016 fiscal year, representing a CAGR of 33.0%. Our revenue increased from RMB503.7 million in the six months ended February 29, 2016 to RMB646.2 million (US$94.1 million) in the six months ended February 28, 2017, representing an increase of 28.3%. We focus on providing quality education to our students and, since the beginning of the 2016 fiscal year, we have implemented various initiatives to improve operating efficiency and profitability. We had net income of RMB2.9 million (US$0.4 million) in the 2016 fiscal year, compared to net loss of RMB38.1 million and RMB39.9 million in the 2014 and 2015 fiscal years, respectively. We had net income of RMB88.0 million (US$12.8 million) in the six months ended February 28, 2017, compared to net loss of RMB51.1 million in the six months ended February 29, 2016. We use adjusted net income, which excludes share-based compensation, in evaluating our ongoing results of operations. Our adjusted net income was RMB98.0 million (US$14.3 million) in the 2016 fiscal year, which is the only fiscal year where we have incurred share-based compensation expenses. For a detailed description of our non-GAAP measures, see “—Results of Operations—Non-GAAP measures” below.

Major Factors Affecting Our Results of Operations

We believe that our results of operations are affected by general factors affecting China’s private K-12 education industry and company-specific factors, including the following:

Demand for international and bilingual private K-12 education in China

We have benefited from the increasing demand for international and bilingual private K-12 education in China. Such demand is primarily driven by the increasing number of Chinese students who seek quality education and aspire to study abroad, which is in turn driven by an increasing number of affluent families in China, the rising recognition of the quality of higher education overseas, the emphasis placed by Chinese parents on the importance of enrollment in globally-recognized universities to improve their children’s career prospects, and various economic and political factors. Material changes to these factors will affect our operation results.

Our student enrollment and mix

Our revenue primarily consists of tuition and fees from students enrolled at our schools. The level of students enrolled at our schools directly affects our revenue and profitability. The following table sets forth the average number of students enrolled at our schools for the period or as of the date indicated.

	2014 school year		2015 school year		2016 school year		First half of 2017 school year
	Number	% of total	Number	% of total	Number	% of total	Number	% of total
International schools	3,860	20.4%	4,292	20.4%	5,443	21.0%	6,268	21.4%
Bilingual schools	8,453	44.7%	9,512	45.1%	11,441	44.2%	13,134	44.9%
Kindergartens	6,600	34.9%	7,280	34.5%	8,979	34.7%	9,828	33.6%

Total	18,913	100.0%	21,084	100.0%	25,862	100.0%	29,230	100.0%

Our total student enrollment increased from an average of 18,913 students for the 2014 school year to an average of 21,084 students for the 2015 school year, to an average of 25,862 students for the 2016 school year and further to an average of 29,230 students for the first half of the 2017 school year. Student enrollment is generally dependent on, among other things, the reputation of our schools, which is primarily driven by our education quality and our students’ academic results, the ramp-up stage of our schools, as well as the population density in Country Garden’s residential properties, which have served as a major source of students for our schools. An increase in the student contribution of our international schools also enhances our ability to increase revenue, because our international schools generally charge tuition and fees substantially higher than our bilingual schools and kindergartens do.

Student enrollment is also affected by the number and capacity of our schools. The following table sets forth the number and capacity of schools as of the dates indicated.

	As of September 1,								As of February 28,
	2013		2014		2015		2016		2017
	Number of schools	Student capacity	Number of schools	Student capacity	Number of schools	Student capacity	Number of schools	Student capacity	Number of schools	Student capacity
International schools	2	6,890	3	8,990	5	12,788	6	15,260	6	15,260
Bilingual schools	8	11,966	8	12,319	11	16,665	11	17,436	11	17,436
Kindergartens(1)	19	8,870	26	11,859	33	14,955	34	15,395	34	15,395

Total	29	27,726	37	33,168	49	44,408	51	48,091	51	48,091

(1)	Number of schools and student capacity as of September 1, 2015 includes that for Zhenjiang Country Garden Foreign Language Kindergarten, which was formally launched on November 1, 2015.

We expanded our school network from 29 schools as of September 1, 2013 to 51 schools as of February 28, 2017, with our total student capacity increasing from 27,726 students to 48,091 students during the same period. As utilization rates are generally higher for schools that have been in operation for a longer period of time, the unutilized capacity at our recently-opened schools, which are still at the ramp-up stage, allows us to readily increase student enrollment without incurring significant additional investment. The utilization rate, defined as the average of monthly student enrollment at a school for a period divided by the school capacity as at the start of such period, at our schools that had five or more years of operating history as of September 1, 2016 remained at high levels of 87.3%, 87.2%, 94.8% and 93.6% on average for the 2014, 2015 and 2016 school years and the first half of the 2017 school year, respectively. By contrast, the average utilization rate for schools that had less than five years of operating history as of September 1, 2016 increased from 19.8% for the 2014 school year to 32.6%, 31.3% and 39.2% for the 2015 and 2016 school years and the first half of the 2017 school year, respectively. In particular, the average utilization rate for our schools that opened on or after September 1, 2013 was 18.9% in their first year of operation, 31.5% in their second year of operation and 46.2% in their third year of operation, demonstrating our ability to effectively ramp up individual new schools.

Our revenue generated from complementary education services was driven by the number of students enrolled in our complementary education services.

Our tuition and fees

Our results of operations are affected by the level of the tuition and fees we charge our students. We charge tuition and fees based on the type of school that the student is enrolled at, the location of the school and, in certain cases, the student’s grade level. We generally seek to gradually increase our tuition and fee level without compromising our student enrollment. The tuition and fees we charge are subject to approval by the competent government pricing authorities. The government pricing authorities, at both the provincial and local levels, have broad powers to regulate the private education industry in China including the tuition, boarding and other fees charged by schools. The following table sets forth the average tuition and fees of our schools for the school years indicated.

	2014 school year	2015 school year	2016 school year	First half of 2017 school year
	RMB	RMB	RMB	RMB
International schools	60,214	71,273	77,744	40,235
Bilingual schools	23,666	25,796	28,729	15,487
Kindergartens	23,111	26,279	28,067	15,214
Average	30,932	35,220	38,814	20,702

For the 2014, 2015 and 2016 school years and the first half of the 2017 school year, our average tuition and fees across all of our schools were RMB30,932, RMB35,220, RMB38,814 and RMB20,702, respectively. Our tuition and fees charged for international schools is higher than that for our bilingual schools and kindergartens, which reflects the additional education and operating resources we provide and the premium that parents are willing to pay for international education. For the first half of the 2017 school year, we charged average tuition and fees of RMB40,235 per student for international schools, RMB15,487 per student for bilingual schools and RMB15,214 per student for kindergartens.

The tuition and fees we charge is also affected by the ramp-up stage of our schools. For our new schools in the initial ramp-up period, which are typically located at or in the vicinity of recently-completed properties of Country Garden, a related party, we may strategically price our tuition and fees to encourage student enrollment. We have greater leverage over the pricing of tuition and fees for our more established schools, such as Guangdong Country Garden School and Phoenix City Bilingual School.

We have more discretion in determining the tuition levels for our complementary education services. We generally raise the tuition for our complementary education services based on factors including the demand for our services, the costs of offering our services, and the tuition and the fees charged by our competitors.

Our ability to control our costs and expenses and improve our operating efficiency

Staff costs and administrative expenses have a direct impact on our profitability. The number of our staff, particularly our teachers, generally increases as our student base expands, while other expenses, particularly those in relation to administrative functions, are relatively fixed. Our ability to drive the productivity of our staff and enhance our operating efficiency affects our profitability. The ratio of our number of students to our number of teachers in our schools affects our margins, with higher student-to-teacher ratios generally representing higher operating efficiency and higher margins. Our student-to-teacher ratio in the 2016 school year and the first half of the 2017 school year was 9.1 and 9.5, respectively, which was generally lower than that seen amongst our industry peers for the same period and represents potential for us to increase this ratio in the future. Our operating margin was (6.1%) and (9.5%) in the 2014 and 2015 fiscal years, respectively, and turned profitable to 1.8% in the 2016 fiscal year and further to 17.0% in the six months ended February 28, 2017. The improvement in our operating margin reflects higher productivity of our staff and our implementation of additional cost control measures. The average number of our staff was 4,103, 4,698, 5,716, 5,639 and 6,079 in the 2014, 2015 and 2016 fiscal years and the six months ended February 29, 2016 and February 28, 2017, respectively. Our staff costs as a percentage of revenue were 60.3%, 59.3%, 50.2%, 51.9% and 48.3% during the same periods, respectively.

We focus on providing quality education to our students and, since the beginning of the 2016 fiscal year, we have implemented various initiatives to improve operating efficiency and profitability through management centralization of certain operational aspects, those schools in our network with longer operating history have seen significant improvement in operating margin over time.

Our newly-established schools have been able to grow rapidly during the ramp-up period following their establishment, as their brand value grows, student enrollment increases and capacity utilization improves. This has resulted in greater operating leverage and increasing profitability at these schools as well. Schools in our network that have been in operation for less than five years as of September 1, 2016 had, as a group, significantly narrowed their average operating margin from (76.4%) in the 2014 fiscal year to (9.1%) in the 2016 fiscal year. In addition, five out of the six international schools we operate have less than five years of operating history. The relatively higher fixed and variable costs and expenses for our international schools and the number of international schools at the ramp-up stage have affected the gross margin of our international school segment historically. In the 2016 fiscal year, gross margin for our international schools segment was 26.1%, compared to 30.4% and 33.3% for bilingual schools and kindergartens, respectively. In the six months ended February 28, 2017, gross margin for our international schools segment was 29.9%, compared to 33.6% and 39.4% for bilingual schools and kindergartens, respectively.

Substantially all of our schools in operation are located within or in the vicinity of Country Garden’s residential communities. We did not pay fees for the facilities occupied by a majority of our existing schools. Going forward, for new schools launched in collaboration with Country Garden, we may pay fees to Country Garden for operating schools on their land and facilities, which may affect our profitability as we further expand our school network.

Our ability to expand our school network cost-efficiently

We operate a highly scalable model by leveraging our strong strategic relationship with Country Garden. All of our existing schools are located within or in the vicinity of Country Garden’s residential communities. Country Garden is generally responsible for land procurement and facilities construction, and we are responsible for the school operation. Our ability to maintain the collaboration with Country Garden or with other third parties in a similar manner will determine the speed and efficiency with which we expand our school network. In the case where we pursue a strategy to procure and build our schools independent of Country Garden and other third parties, our ability to efficiently procure land, construct school facilities and ramp up the school operation will impact our ability to expand our school network.

Strategic investments and acquisitions

We have expanded our business operations through organic growth and strategic investments into and acquisitions of complementary businesses. We acquired élan, an English proficiency training business, in January 2016 and are in the process of acquiring a majority stake in Focus Education, a test preparation and college counseling business. We plan to continue to make strategic investments into and acquisitions of schools and complementary businesses to better serve our students and drive our future growth. Our overall financial condition and profitability could be affected by the different levels of profitability of our acquisition targets.

Seasonality

Our business is subject to seasonal fluctuations as our costs and expenses vary significantly and do not necessarily correspond with our recognition of revenues. Our students and their parents typically pay the tuition and fees prior to the commencement of a semester, and we recognize revenues from the delivery of education services on a straight-line basis over the semester. We typically incur higher upfront operating expenses in the first fiscal quarter at the start of each school year. We also typically recognize more revenue in the second half of fiscal years due to higher revenues from complementary education services during the summer and, to a lesser extent, students who transfer into our schools for the second semester. As a result of the combination of the forgoing, we have historically incurred net loss or significantly lower net income in the second and fourth fiscal quarters, primarily due to our schools being closed due to the winter and summer holidays, when no revenue from our school operations is recognized.

Critical Accounting Policies

We prepare our combined and consolidated financial statements in accordance with U.S. GAAP. The preparation of financial statements in conformity with U.S. GAAP requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. We continually evaluate these judgments and estimates based on our own experience, knowledge and assessment of current business and other conditions, our expectations regarding the future based on available information and assumptions that we believe to be reasonable, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. Some of our accounting policies require a higher degree of judgment than others in their application.

The selection of critical accounting policies, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors that should be considered when reviewing our financial statements. We believe the following accounting policies involve the most significant judgments and estimates used in the preparation of our financial statements.

Consolidation of Variable Interest Entity

PRC laws and regulations currently prohibit foreign ownership of companies and institutions providing compulsory education services at primary and middle school levels, and restrict foreign investment in education services at the kindergarten and high school level. In addition, the PRC government regulates the provision of education services through strict licensing requirements. As Bright Scholar Holdings is deemed a foreign legal person under PRC laws, subsidiaries owned by us are ineligible to engage in provisions of education services in China. Due to these restrictions, we conduct our private education business in China primarily through contractual arrangements among (1) Zhuhai Bright Scholar, our wholly owned PRC subsidiary, (2) our affiliated entities, including BGY Education Investment and the schools controlled and held by it, and (3) the shareholders of BGY Education Investment.

We believe we have the power to control BGY Education Investment. Specifically, we believe that the terms of the exclusive call option agreement are currently exercisable and legally enforceable under PRC laws and regulations. We also believe that the minimum amount of consideration permitted by the applicable PRC law to exercise the option does not represent a financial barrier or disincentive for us to exercise our rights under the exclusive call option agreement. A simple majority vote of our board of directors is required to pass a resolution to exercise our rights under the exclusive call option agreement, for which the consent of BGY Education Investment is not required. Therefore, we believe this gives us the power to direct the activities that most significantly impact the economic performance of our affiliated entities. We believe that our ability to exercise effective control, together with the exclusive management services and business cooperation agreement and the equity pledge agreement, give us the rights to receive substantially all of the economic benefits from our affiliated entities in consideration for the services provided by our subsidiaries in China. Accordingly, as the primary beneficiary of the affiliated entities and in accordance with U.S. GAAP, we consolidate their financial results and assets and liabilities in our unaudited condensed combined and consolidated financial statements.

As advised by Tian Yuan Law Firm, our PRC counsel, our corporate structure in China complies with all existing PRC laws and regulations. However, our PRC legal counsel has also advised us that as there are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, and we cannot assure you that the PRC government would agree that our corporate structure or any of the above contractual arrangements comply with current or future PRC laws or regulations. PRC laws and regulations governing the validity of these contractual arrangements are uncertain and the relevant government authorities may have broad discretion in interpreting these laws and regulations.

Revenue recognition

Revenue is recognized when persuasive evidence that an arrangement exists, delivery of the product or service has occurred, the selling price is both fixed and determinable and collection is reasonably assured. Revenue is measured at the fair value of the consideration received or receivable and represents amounts receivable for goods sold and services provided in the normal course of business, net of returns, discounts, and sales related tax. The primary sources of our revenue are as follows:

Education programs and services

Service income includes tuition and boarding fees from our international schools and bilingual schools and tuition from our kindergartens.

Tuition and boarding fees received are generally paid in advance prior to the beginning of each semester, and are initially recorded as deferred revenue. In very limited circumstances students may, with special approval of the management, receive education first and pay their tuition in arrears later. Tuition and boarding fees are recognized proportionately over the relevant period of the applicable program. The portion of tuition and boarding payments received from students but not earned is recorded under deferred revenue and reflected as a current liability as such amounts represent revenue that we expect to earn within one year. Our school year is generally from September to January and from March to July of the following year.

Education materials

Revenue attributable to education materials is recognized upon the delivery of the products to the students, which is when the risks and rewards have been transferred to the students.

Training course and program fees

Revenue derived from providing language training is recognized proportionally as we deliver these services over the period of the course.

Income taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. Valuation allowances are established when necessary to reduce deferred tax assets to amounts more likely than not to be realized.

The determination of our provision for income taxes requires significant judgment, the use of estimates, and the interpretation and application of complex tax laws. Significant judgment is required in assessing the timing and amounts of deductible and taxable items.

We record unrecognized tax benefit liabilities for known or anticipated tax issues based on our analysis of whether, and the extent to which, additional taxes will be due. We accrue interest and penalties related to unrecognized tax benefits in other liabilities and recognize the related expense in income tax expense.

Impairment of long-lived assets

We evaluate the recoverability of long-lived assets with determinable useful lives whenever events or changes in circumstances indicate that an asset’s carrying amount may not be recoverable. We measure the carrying amount of long-lived asset against the estimated undiscounted future cash flows associated with it. Impairment exists when the sum of the expected future net cash flows is less than the carrying value of the asset being evaluated. Impairment loss is calculated as the amount by which the carrying value of the asset exceeds its fair value. Fair value is estimated based on various valuation techniques, including the discounted value of estimated future cash flows. The evaluation of asset impairment requires us to make assumptions about future cash flows over the life of the asset being evaluated. These assumptions require judgment and actual results may differ from assumed and estimated amounts. No impairment loss was recognized for the 2014, 2015 and 2016 fiscal years and the six months ended February 28, 2017.

Goodwill and intangible assets

Goodwill represents the excess of the purchase price over the fair value of identifiable net assets of businesses acquired. Intangible assets with finite lives are amortized over their estimated useful lives. The useful life of an intangible asset is the period over which the asset is expected to contribute directly or indirectly to future cash flows.

Goodwill is tested for impairment annually at the end of the fourth quarter, or sooner if impairment indicators arise. In the evaluation of goodwill for impairment, we may perform a qualitative assessment to determine if it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If it is not, no further analysis is required. If it is, a prescribed two-step goodwill impairment test is performed to identify potential goodwill impairment and measure the amount of goodwill impairment loss to be recognized for that reporting unit, if any.

The first step in the two-step impairment test is to identify if a potential impairment exists by comparing the fair value of a reporting unit with its carrying amount, including goodwill. The fair value of a reporting unit is estimated by applying valuation multiples and/or estimating future discounted cash flows. The selection of multiples is dependent upon assumptions regarding future levels of operating performance as well as business trends and prospects, and industry, market and economic conditions. When estimating future discounted cash flows, we consider the assumptions that hypothetical marketplace participants would use in estimating future cash flows. In addition, where applicable, an appropriate discount rate is used, based on an industry-wide average cost of capital or location-specific economic factors. If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is not considered to have a potential impairment and the second step of the impairment test is not necessary. However, if the carrying amount of a reporting unit exceeds its fair value, the second step is performed to determine if goodwill is impaired and to measure the amount of impairment loss to recognize, if any.

The second step compares the implied fair value of goodwill with the carrying amount of goodwill. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination (i.e., the fair value of the reporting unit is allocated to all the assets and liabilities, including any unrecognized intangible assets, as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit was the purchase price paid to acquire the reporting unit). If the implied fair value of goodwill exceeds the carrying amount, goodwill is not considered impaired. However, if the carrying amount of goodwill exceeds the implied fair value, an impairment loss is recognized in an amount equal to that excess.

Based on the results of our annual goodwill impairment tests, the fair value of the reporting units substantially exceeds its carrying amount. As of our testing date, no impairment indicators were noted for all the periods presented.

Acquired intangible assets other than goodwill consist of trademarks and brand and core curriculum are carried at cost, less accumulated amortization and impairment. The amortization periods by major intangible asset classes are as follows:

Trademark and brand	10 years
Core curriculum	10 years

Employee benefits

Housing subsidies

We provide housing subsidies benefit for certain employees of Guangdong Country Garden School. We estimate the expenses and related costs on the basis of the probability of the eligibility of Guangdong Country Garden School’s employees at 59.9%, the average tenure of 35 years, employees’ turnover rate at 10% and reasonable discount rates at 9%. Changes in above assumptions may affect the results of operations for the periods presented.

Share-based compensation

In January 2016, we acquired the entire equity interest in Impetus. We paid 7.41% of the interests in our subsidiaries and affiliated entities, or the combined entities, plus cash consideration to Mr. Junli He to acquire his 56% equity interest in Impetus and his services for acting as our chief executive officer after the acquisition. We determined that the amount in excess of the fair value of 7.41% interest in our combined entities and cash consideration paid to Mr. Junli He over the fair value of 56% interest in Impetus is deemed to be share-based compensation so as to attract Mr. Junli He to serve as our chief executive officer. Accordingly, we recorded share-based compensation expenses of approximately RMB95.1 million for the 2016 fiscal year and the share-based compensation is recognized in selling, general and administrative expenses.

Commencing from January 27, 2016, the completion date of the acquisition, Mr. Junli He is entitled to exercise any shareholder’s rights, including the right to receive dividends and any voting rights, in respect of his 7.41% interest in our combined entities.

We engaged a third party valuation firm to assist us with the valuation of our combined entities and Impetus and determined that the fair value of our combined entities and Impetus as of the acquisition date was approximately RMB2.0 billion and RMB109.0 million, respectively. See “—Critical Accounting Policies—Fair value of our combined entities and Impetus” for details.

Fair value of our combined entities and Impetus

Prior to our initial public offering, we were a private company with no quoted market price for our combined entities and Impetus. We therefore need to make estimates of the fair value for business acquisition of Impetus at the date when control of Impetus was obtained by our combined entities.

The following table sets forth the fair value of combined entities and Impetus estimated on January 27, 2016 with the assistance from an independent valuation firm:

Our combined entities

Date	Equity Value	DLOM	Discount Rate	Type of Valuation	Purpose of Valuation
	(RMB thousands)
January 27, 2016	2,025,000	20%	17%	Retrospective	Fair value of combined entities as at the date of acquisition;

The major assumptions used in the discount cash flow model are as follows.

Our combined entities
Revenue growth rate	3% to 27%
Weighted average cost of capital	18%
Terminal growth rate	3%

Impetus

Date	Equity Value	DLOM	Discount Rate	Type of Valuation	Purpose of Valuation
	(RMB thousands)
January 27, 2016	108,982	20%	18%	Retrospective	Fair value of Impetus as at the date of acquisitions;

The major assumptions used in the discount cash flow model are as follows.

Impetus
Revenue growth rate	3% to 269%
Weighted average cost of capital	18%
Terminal growth rate	3%

We adopted the income approach, in particular, the discounted cash flow method, to analyze the indicative value of all equity interests in us.

The determination of the fair value of our combined entities and Impetus requires complex and subjective judgments to be made regarding our projected financial and operating results, our unique business risks, the liquidity of our equity interests of our combined entities and Impetus and our operating history and prospects at the time of valuation.

The major assumptions used in calculating the fair value of our combined entities and Impetus include:

Discount rates.    The discount rates listed out in the table above were based on the weighted average cost of capital, which was determined based on a consideration of the factors including risk-free rate, comparative industry risk, equity risk premium, company size and non-systemic risk factors.

Comparable companies.    In deriving the weighted average cost of capital used as the discount rates under the income approach, five publicly traded companies were selected for reference as our guideline companies. The guideline companies were selected whose business natures are similar to us.

Discount for lack of marketability, or DLOM.    DLOM was quantified by the Black-Scholes option pricing model. Under this option-pricing method, the cost of the put option, which can hedge the price change before the privately held shares can be sold, was considered as a basis to determine the DLOM. This option pricing method is one of the methods commonly used in estimating DLOM as it can take into consideration factors like timing of a liquidity event (such as an initial public offering) and estimated volatility of our shares. The farther the valuation date is from an expected liquidity event, the higher the put option value and thus the higher the implied DLOM. The lower the DLOM used for the valuation, the higher the determined fair value of the our combined entities and Impetus.

The income approach involves applying appropriate discount rates to estimated cash flows that are based on earnings forecasts. However, these fair values are inherently uncertain and highly subjective. The assumptions used in deriving the fair values are consistent with our business plan. These assumptions include no material changes in the existing political, legal and economic conditions in China; our ability to retain competent management and key personnel to support our ongoing operations; and no material deviation in industry trends market conditions for private education from current forecasts. These assumptions are inherently uncertain.

Key Components of Results of Operations

Revenue

We derive our revenue from four operating segments, including international schools, bilingual schools, kindergartens and complementary education services. Our revenue increased during the 2014, 2015 and 2016 fiscal years and the six months ended February 29, 2016 and February 28, 2017, primarily due to increases in the average tuition and fees and the increased number of student enrollment, which is the result of the expansion of our school network and increasing utilization of existing schools.

The following table compares revenue generated from our schools and complementary education services and as a percentage of total revenue for the periods indicated.

	Year Ended August 31,							Six Months Ended
	2014		2015		2016			February 29, 2016		February 28, 2017
	RMB	% of revenue	RMB	% of revenue	RMB	US$	% of revenue	RMB	% of revenue	RMB	US$	% of revenue
	(in thousands, except percentages)
International schools	232,426	39.5%	305,904	41.0%	423,122	61,621	40.7%	214,388	42.6%	252,185	36,727	39.0%
Tuition revenue(1)	206,997	35.2%	274,407	36.8%	375,895	54,743	36.1%	190,707	37.9%	218,474	31,817	33.8%
Others(2)	25,429	4.3%	31,497	4.2%	47,227	6,878	4.5%	23,681	4.7%	33,711	4,910	5.2%
Bilingual schools	200,053	34.0%	245,359	32.9%	328,678	47,867	31.6%	161,927	32.1%	203,395	29,621	31.5%
Tuition revenue(1)	139,610	23.7%	173,827	23.3%	235,935	34,360	22.7%	117,009	23.2%	149,139	21,720	23.1%
Others(2)	60,443	10.3%	71,532	9.6%	92,743	13,507	8.9%	44,918	8.9%	54,256	7,901	8.4%
Kindergartens	152,522	25.9%	191,318	25.7%	252,013	36,702	24.2%	122,465	24.3%	149,529	21,777	23.1%
Tuition revenue(1)	129,521	22.0%	165,059	22.1%	216,425	31,519	20.8%	104,206	20.7%	129,144	18,808	20.0%
Others(2)	23,001	3.9%	26,259	3.5%	35,588	5,183	3.4%	18,259	3.6%	20,385	2,969	3.1%
Complementary education services	3,162	0.5%	3,269	0.4%	36,516	5,318	3.5%	4,969	1.0%	41,061	5,980	6.4%
Tuition revenue(3)	—	—	—	—	25,697	3,742	2.5%	1,667	0.3%	31,414	4,575	4.9%
Others(4)	3,162	0.5%	3,269	0.4%	10,819	1,576	1.0%	3,302	0.7%	9,647	1,405	1.5%

Total	588,163	100.0%	745,850	100.0%	1,040,329	151,508	100.0%	503,749	100.0%	646,170	94,105	100.0%

(1)	Includes tuition from K-12 education programs and income from sales of education materials.

(2)	Includes meal income, boarding income and others, net of sales tax.
(3)	Includes revenue from learning centers.
(4)	Includes income from overseas camps and extracurricular programs, net of sales tax.

We raised tuition at an annual rate of approximately 12% from the 2014 school year to the 2016 school year, and raised tuition by 6% from the first half of 2016 school year to the first half of 2017 school year. We generally charge our students tuition and other fees prior to the beginning of each semester. We also accept monthly payment for fees at certain kindergartens. We offer a partial refund if a student withdraws during a semester and tuition discounts to certain of Country Garden’s homeowners, our employees and Country Garden’s employees.

The increase in revenues from our schools was primarily driven by the increased number of student enrollment and an increase in the average tuition and fees. Revenue from our complementary education services increased significantly in the 2016 fiscal year primarily due to the acquisition of élan, an English proficiency training business, in January 2016 and, to a lesser extent, an increase in our revenue generated from overseas camp programs.

Cost of revenue

Our cost of revenue primarily consists of staff costs, comprising primarily salaries and other benefits for teachers and educational staff, and other costs, comprising primarily expenses relating to room and board services, educational activities and utilities and maintenance of school facilities.

The following table sets forth the components of our cost of revenue by amount and as a percentage of total segment revenue for the periods indicated.

	Year Ended August 31,							Six Months Ended
	2014		2015		2016			February 29, 2016		February 28, 2017
	RMB	% of segment revenue	RMB	% of segment revenue	RMB	US$	% of segment revenue	RMB	% of segment revenue	RMB	US$	% of segment revenue
	(in thousands, except percentages)
International schools	218,371	94.0%	289,669	94.7%	312,527	45,515	73.9%	155,664	72.6%	176,842	25,754	70.1%
Staff costs	164,609	70.8%	200,943	65.7%	233,486	34,004	55.2%	114,647	53.5%	135,606	19,749	53.8%
Others(1)	53,762	23.1%	88,726	29.0%	79,041	11,511	18.7%	41,017	19.1%	41,236	6,005	16.4%
Bilingual schools	158,714	79.3%	213,877	87.2%	228,889	33,334	69.6%	122,329	75.5%	135,110	19,677	66.4%
Staff costs	106,378	53.2%	137,870	56.2%	155,143	22,594	47.2%	82,783	51.1%	94,861	13,815	46.6%
Others(1)	52,336	26.2%	76,007	31.0%	73,746	10,740	22.4%	39,546	24.4%	40,249	5,862	19.8%
Kindergartens	124,796	81.8%	150,759	78.8%	168,157	24,489	66.7%	85,756	70.0%	90,648	13,202	60.6%
Staff costs	83,914	55.0%	103,679	54.2%	118,943	17,322	47.2%	62,142	50.7%	68,181	9,930	45.6%
Others(1)	40,882	26.8%	47,080	24.6%	49,214	7,167	19.5%	23,614	19.3%	22,467	3,272	15.0%
Complementary education services	—	—	1,292	39.5%	26,632	3,879	72.9%	3,559	71.6%	27,578	4,016	67.2%
Staff costs	—	—	—	—	14,846	2,162	40.7%	2,046	41.2%	13,486	1,964	32.8%
Others(1)	—	—	1,292	39.5%	11,786	1,717	32.3%	1,513	30.4%	14,092	2,052	34.3%

Total	501,881	85.3%	655,597	87.9%	736,205	107,217	70.8%	367,308	72.9%	430,178	62,649	66.6%

(1)	Includes primarily expenses relating to room and board services, depreciation and amortization and others.

Our cost of revenue increased from the 2014 fiscal year to the 2016 fiscal year and from the six months ended February 29, 2016 to the six months ended February 28, 2017 primarily due to an increase in staff costs, resulting from an increase in the total number of our teachers and educational staff, and an increase in boarding expenses, which is in line with the increased number of our student enrollment and the expansion of our school network.

Our cost of revenue as a percentage of our total revenue decreased from 85.3% in the 2014 fiscal year to 70.8% in the 2016 fiscal year and from 72.9% in the six months ended February 29, 2016 to 66.6% in the six months ended February 28, 2017, primarily due to (1) our improved operating efficiency, including from budget control, improvement of teacher productivity and allocation of experienced teachers from mature schools to newer schools across our school network, and (2) the increase in our average tuition and fees.

Selling, general and administrative expenses

Our selling, general and administrative expenses primarily consisted of salaries and other benefits for our administrative, management and marketing personnel, maintenance costs of our office facilities and teaching equipment, and share-based compensation expenses. Our selling, general and administrative expenses were RMB125.8 million, RMB166.1 million, RMB290.1 million (US$42.2 million), RMB184.1 million and RMB107.7 million (US$15.7 million) in the 2014, 2015 and 2016 fiscal years and the six months ended February 29, 2016 and February 28, 2017, respectively, accounting for 21.4%, 22.3%, 27.9%, 36.5% and 16.7% of our revenue for the same periods, respectively. Excluding the share-based compensation in the 2016 fiscal year, our selling, general and administrative expenses would have been RMB195.0 million (US$28.4 million), accounting for 18.7% of our revenue in the 2016 fiscal year. The decrease as a percentage of our revenue was primarily due to the improved operating efficiency.

Results of Operations

The following table sets forth a summary of our combined and consolidated results of operations by amount and as a percentage of total revenue for the periods indicated. This information should be read together with our combined and consolidated financial statements and related notes included elsewhere in this prospectus. The results of operations in any period are not necessarily indicative of the results that may be expected for any future period.

	Year Ended August 31,							Six Months Ended
	2014		2015		2016			February 29, 2016		February 28, 2017
	RMB	% of revenue	RMB	% of revenue	RMB	US$	% of revenue	RMB	% of revenue	RMB	US$	% of revenue
	(in thousands, except percentages, share and per share data)
Revenue	588,163	100%	745,850	100%	1,040,329	151,508	100%	503,749	100%	646,170	94,105	100%
Cost of revenue	(501,881)	(85.3%)	(655,597)	(87.9%)	(736,205)	(107,217)	(70.8%)	(367,308)	(72.9%)	(430,178)	(62,649)	(66.6%)

Gross profit	86,282	14.7%	90,253	12.1%	304,124	44,291	29.2%	136,441	27.1%	215,992	31,456	33.4%
Selling, general and administrative expenses	(125,784)	(21.4%)	(166,084)	(22.3%)	(290,098)	(42,248)	(27.9%)	(184,075)	(36.5%)	(107,748)	(15,692)	(16.7%)
Other operating income	3,626	0.6%	5,249	0.7%	4,283	624	0.4%	2,324	0.5%	1,427	208	0.2%

Operating income/(loss)	(35,876)	(6.1%)	(70,582)	(9.5%)	18,309	2,667	1.8%	(45,310)	(9.0%)	109,671	15,972	17.0%
Interest income, net	1,596	0.3%	1,808	0.2%	2,148	313	0.2%	1,304	0.3%	1,118	163	0.2%
Investment income	—	—	—	—	805	117	—	—	—	3,237	471	0.5%
Other expense	(61)	—	(455)	(0.1%)	(457)	(67)	—	(77)	—	(497)	(72)	(0.1%)

Income/(loss) before income taxes	(34,341)	(5.8%)	(69,229)	(9.3%)	20,805	3,030	2.0%	(44,083)	(8.8%)	113,529	16,534	17.6%
Income tax benefit/(expense)	(3,775)	(0.6%)	29,317	3.9%	(17,889)	(2,605)	(1.7%)	(7,041)	(1.4%)	(25,558)	(3,723)	(4.0%)

Net income/(loss)	(38,116)	(6.5%)	(39,912)	(5.4%)	2,916	425	0.3%	(51,124)	(10.1%)	87,971	12,811	13.6%

Net income/(loss) attributable to non-controlling interests(1)	(5,230)	(0.9%)	166	—	39,290	5,722	3.8%	17,609	3.5%	20,034	2,918	3.1%

Net loss attributable to ordinary shareholders	(32,886)	(5.6%)	(40,078)	(5.4%)	(36,374)	(5,297)	(3.5%)	(68,733)	(13.6%)	67,937	9,893	10.5%

Adjusted net income/(loss)(2)	(38,116)	(6.5%)	(39,912)	(5.4%)	97,986	14,270	9.4%	43,946	8.7%	87,971	12,811	13.6%

Net earnings (loss) per share attributable to ordinary shareholders
Basic	(3.55)	—	(4.33)	—	(3.75)	(0.54)	—	(7.32)	—	6.79	0.99	—
Weighted average shares used in calculating net earnings (loss) per ordinary share
Basic	9,259,000		9,259,000		9,698,336	9,698,336		9,392,623		10,000,000	10,000,000

(1)	Includes former shareholders that disposed of their minority investments in certain schools to us in the first quarter of the 2017 fiscal year.
(2)	Represents net income before share-based compensation expenses. See “—Results of Operations—Non-GAAP measures” for details.

Non-GAAP measures

In evaluating our business, we consider and use two non-GAAP measures, adjusted EBITDA and adjusted net income/(loss), as supplemental measures to review and assess our operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. We define adjusted EBITDA as income from operations (which excludes interest income, income tax benefit and expense and depreciation and amortization expenses) excluding share-based compensation expenses and adjusted net income/(loss) as net income/(loss) excluding share-based compensation expenses. We incurred share-based compensation in the 2016 fiscal year only, which was associated with the acquisition of Mr. Junli He’s equity interests in Impetus in January 2016.

We present the non-GAAP financial measures because they are used by our management to evaluate our operating performance and formulate business plans. Adjusted EBITDA and adjusted net income/(loss) enable our management to assess our operating results without considering the impact of non-cash charges, including depreciation expenses and share-based compensation expenses, and without considering the impact of non-operating items such as interest income and income tax benefit and expenses. We also believe that the use of the non-GAAP measure facilitate investors’ assessment of our operating performance.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using these non-GAAP financial measures is that they do not reflect all items of income and expense that affect our operations. Interest income, income tax benefit and expenses, depreciation expenses and share-based compensation expenses have been and may continue to be incurred in our business and are not reflected in the presentation of adjusted EBITDA or adjusted net income/(loss). Further, these non-GAAP measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

We compensate for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measures, which should be considered when evaluating our performance. We encourage you to review our financial information in its entirety and not rely on a single financial measure.

The following tables reconcile our adjusted EBITDA and adjusted net income/(loss) for the periods indicated to the most directly comparable financial measures calculated and presented in accordance with U.S. GAAP, which is net income/(loss):

	2014	2015	2016		Six months ended February 29, 2016	Six months ended February 28, 2017
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
Reconciliation of net income/(loss) to EBITDA and adjusted EBITDA
Net income/(loss)	(38,116)	(39,912)	2,916	425	(51,124)	87,971	12,811
Less: interest income, net	1,596	1,808	2,148	313	1,304	1,118	163
Less: income tax benefit/(expense)	(3,775)	29,317	(17,889)	(2,605)	(7,041)	(25,558)	(3,723)
Add: depreciation and amortization expense	33,465	57,107	72,094	10,499	31,374	38,936	5,670

Add: share-based compensation expenses	—	—	95,070	13,845	95,070	—	—

Adjusted EBITDA	(2,472)	(13,930)	185,821	27,062	81,057	151,347	22,041

	2014	2015	2016		Six months ended February 29, 2016	Six months ended February 28, 2017
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
Reconciliation of net income/(loss) to adjusted net income/(loss):
Net income/(loss)	(38,116)	(39,912)	2,916	425	(51,124)	87,971	12,811
Add:
Share-based compensation expense	—	—	95,070	13,845	95,070	—	—
Adjusted net income/(loss)	(38,116)	(39,912)	97,986	14,270	43,946	87,971	12,811

Segment information

The following table sets forth the net revenue, cost of revenue and gross profit of our four segments of business by amount and as a percentage of total segment revenue for the periods indicated:

	Year Ended August 31,							Six Months Ended
	2014		2015		2016			February 29, 2016		February 28, 2017
	RMB	% of segment revenue	RMB	% of segment revenue	RMB	US$	% of segment revenue	RMB	% of segment revenue	RMB	US$	% of segment revenue
	(in thousands, except percentages)
Revenue	588,163	100.0%	745,850	100.0%	1,040,329	151,508	100.0%	503,749	100.0%	646,170	94,105	100.0%
International schools	232,426	100.0%	305,904	100.0%	423,122	61,621	100.0%	214,388	100.0%	252,185	36,727	100.0%
Bilingual schools	200,053	100.0%	245,359	100.0%	328,678	47,867	100.0%	161,927	100.0%	203,395	29,621	100.0%
Kindergartens	152,522	100.0%	191,318	100.0%	252,013	36,702	100.0%	122,465	100.0%	149,529	21,777	100.0%
Complementary education services	3,162	100.0%	3,269	100.0%	36,516	5,318	100.0%	4,969	100.0%	41,061	5,980	100.0%
Cost of revenue	(501,881)	(85.3%)	(655,597)	(87.9%)	(736,205)	(107,217)	(70.8%)	(367,308)	(72.9%)	(430,178)	(62,649)	(66.6%)
International schools	(218,371)	(94.0%)	(289,669)	(94.7%)	(312,527)	(45,515)	(73.9%)	(155,664)	(72.6%)	(176,842)	(25,754)	(70.1%)
Bilingual schools	(158,714)	(79.3%)	(213,877)	(87.2%)	(228,889)	(33,334)	(69.6%)	(122,329)	(75.5%)	(135,110)	(19,677)	(66.4%)
Kindergartens	(124,796)	(81.8%)	(150,759)	(78.8%)	(168,157)	(24,489)	(66.7%)	(85,756)	(70.0%)	(90,648)	(13,201)	(60.6%)
Complementary education services	—	—	(1,292)	(39.5%)	(26,632)	(3,879)	(72.9%)	(3,559)	(71.6%)	(27,578)	(4,017)	(67.2%)
Gross profit	86,282	14.7%	90,253	12.1%	304,124	44,291	29.2%	136,441	27.1%	215,992	31,456	33.4%
International schools	14,055	6.0%	16,235	5.3%	110,595	16,106	26.1%	58,724	27.4%	75,343	10,973	29.9%
Bilingual schools	41,339	20.7%	31,482	12.8%	99,789	14,533	30.4%	39,598	24.5%	68,285	9,945	33.6%
Kindergartens	27,726	18.2%	40,559	21.2%	83,856	12,213	33.3%	36,709	30.0%	58,881	8,575	39.4%
Complementary education services	3,162	100.0%	1,977	60.5%	9,884	1,439	27.1%	1,410	28.4%	13,483	1,964	32.8%

Six months ended February 29, 2016 compared to six months ended February 28, 2017

Revenue. Our revenue increased by 28.3% from RMB503.7 million in the six months ended February 29, 2016 to RMB646.2 million (US$94.1 million) in the six months ended February 28, 2017, primarily due to a 14.6% increase in the average total number of students from 25,497 to 29,230, and a 5.8% increase in the average tuition and fees from RMB19,563 to RMB20,702 during the same period. Our revenue from complementary education services also increased from RMB5.0 million in the six months ended February 29, 2016 to RMB41.1 million (US$6.0 million) in the six months ended February 28, 2017, primarily due to the acquisition of élan, an English proficiency training business, in January 2016.

•	International schools. Our revenue from international schools increased by 17.6% from RMB214.4 million in the six months ended February 29, 2016 to RMB252.2 million (US$36.7 million) in the six months ended February 28, 2017, primarily due to a 15.2% increase in the average number of students from 5,440 to 6,268, and a 2.1% increase in the average tuition and fees from RMB39,412 to RMB40,235 during the same period.

•	Bilingual schools. Our revenue from bilingual schools increased by 25.6% from RMB161.9 million in the six months ended February 29, 2016 to RMB203.4 million (US$29.6 million) in the six months ended February 28, 2017, primarily due to a 15.3% increase in the average number of students from 11,395 to 13,134, and a 9.0% increase in the average tuition and fees from RMB14,210 to RMB15,487 during the same period.

•	Kindergartens. Our revenue from increased by 22.1% from RMB122.5 million in the six months ended February 29, 2016 to RMB149.5 million (US$21.8 million) in the six months ended February 28, 2017, primarily due to a 13.5% increase in the average number of students from 8,662 to 9,828, and a 7.6% increase in the average tuition and fees from RMB14,138 to RMB15,214 during the same period.

•	Complementary education services. Our revenue from complementary education services increased from RMB5.0 million in the six months ended February 29, 2016 to RMB41.1 million (US$6.0 million) in the six months ended February 28, 2017, primarily due to the acquisition of élan, an English proficiency training business, in January 2016.

Cost of revenue. Our cost of revenue increased by 17.1% from RMB367.3 million in the six months ended February 29, 2016 to RMB430.2 million (US$62.6 million) in the six months ended February 28, 2017, primarily due to a RMB50.5 million increase in staff costs as a result of an increase in the number of teachers and educational staff needed to support the expansion of our schools network and the ramp-up of recently opened schools. We opened one international school and one kindergarten in September 2016. The average number of our teachers in schools and training centers increased from 2,880 in the six months ended February 29, 2016 to 3,142 in the six months ended February 28, 2017.

•	International schools. Our cost of revenue from international schools increased by 13.6% from RMB155.7 million in the six months ended February 29, 2016 to RMB176.8 million (US$25.8 million) in the six months ended February 28, 2017, primarily due to a RMB21.0 million increase in staff costs as a result of an increase in the number of teachers and educational staff needed to support the expansion of our schools network and the ramp-up of recently opened schools. We opened one international school in September 2016.

•	Bilingual schools. Our cost of revenue from bilingual schools increased by 10.4% from RMB122.3 million in the six months ended February 29, 2016 to RMB135.1 million (US$19.7 million) in the six months ended February 28, 2017, primarily due a RMB12.1 million increase in staff costs as result of an increase in the number of teachers and educational staff during the ramp-up of recently opened schools.

•	Kindergartens. Our cost of revenue from kindergartens increased by 5.7% from RMB85.8 million in the six months ended February 29, 2016 to RMB90.6 million (US$13.2 million) in the six months ended February 28, 2017, primarily due to a RMB6.0 million increase in staff costs as a result of an increase in the number of teachers and educational staff needed to support the expansion of our schools network and the ramp-up of recently opened schools. We opened one kindergarten in September 2016.

•	Complementary education services. Our cost of revenue from complementary education services increased from RMB3.6 million in the six months ended February 29, 2016 to RMB27.6 million (US$4.0 million) in the six months ended February 28, 2017, primarily due to the acquisition of élan in January 2016.

Gross profit. As a result of the foregoing, our gross profit increased from RMB136.4 million in the six months ended February 29, 2016 to RMB216.0 million (US$31.5 million) in the six months ended February 28, 2017. Our gross margin increased from 27.1% in the six months ended February 29, 2016 to 33.4% in the six months ended February 28, 2017, primarily due to our improved operating efficiency and the increased average tuition and fees. Since the beginning of the 2016 fiscal year, we have implemented various initiatives to improve operating efficiency and profitability, including from budget control, improvement of teacher productivity and allocation of experienced teachers from mature schools to newer schools across our school network, resulting in the increase of the student-to-teacher ratio in our schools from 9.0 to 9.5 for the first half of the 2016 and 2017 school years, respectively.

•	International schools. For the reasons provided above, our gross profit for international schools increased from RMB58.7 million in the six months ended February 29, 2016 to RMB75.3 million (US$11.0 million) in the six months ended February 28, 2017, and our gross margin for international schools increased from 27.4% to 29.9% in the same respective periods.

•	Bilingual schools. For the reasons provided above, our gross profit for bilingual schools increased from RMB39.6 million in the six months ended February 29, 2016 to RMB68.3 million (US$9.9 million) in the six months ended February 28, 2017, and our gross margin for bilingual schools increased from 24.5% to 33.6% in the same respective periods.

•	Kindergartens. For the reasons provided above, our gross profit for kindergartens increased from RMB36.7 million in the six months ended February 29, 2016 to RMB58.9 million (US$8.6 million) in the six months ended February 28, 2017, and our gross margin for kindergartens increased from 30.0% to 39.4% in the same respective periods.

•	Complementary education services. Our gross profit for complementary education services increased from RMB1.4 million in the six months ended February 29, 2016 to RMB13.5 million (US$2.0 million) in the six months ended February 28, 2017, and our gross margin for complementary education services increased from 28.4% to 32.8% in the same respective periods.

Selling, general and administrative expenses. Our selling, general and administrative expenses decreased by 41.5% from RMB184.1 million in the six months ended February 29, 2016 to RMB107.7 million (US$15.7 million) in the six months ended February 28, 2017, primarily due to the share-based compensation expense of RMB95.1 million (US$13.8 million) incurred in the six months ended February 29, 2016, partially offset by an increase in the compensation and benefits we paid to additional general and administrative personnel to support our growing business in the six months ended February 28, 2017. Our selling, general and administrative expenses as a percentage of our revenue decreased from 36.5% in the six months ended February 29, 2016 to 16.7% in the six months ended February 28, 2017, primarily due to the share-based compensation expense incurred in the six months ended February 29, 2016. Our selling, general and administrative expenses before share-based compensation expenses as a percentage of our revenue decreased from 17.7% in the six months ended February 29, 2016 to 16.7% in the six months ended February 28, 2017 primarily due to our improved operating efficiency from centralizing certain procurement and training processes and, to a lesser extent, the increase in total revenue.

Other operating income. Our other operating income decreased by 38.6% from RMB2.3 million in the six months ended February 29, 2016 to RMB1.4 million (US$0.2 million) in the six months ended February 28, 2017, primarily due a decrease in government grants relating to education development subsidies of RMB0.7 million (US$0.1 million) in the six months ended February 28, 2017.

Operating income/(loss). As a result of the foregoing, we had an operating loss of RMB45.3 million in the six months ended February 29, 2016 and an operating income of RMB109.7 million (US$16.0 million) in the six months ended February 28, 2017.

Interest income, net. Our net interest income decreased by 14.3% from RMB1.3 million in the six months ended February 29, 2016 to RMB1.1 million (US$0.2 million) in the six months ended February 28, 2017 primarily due to a decrease in holdings of interest-bearing financial instruments from cash generated from our business operations.

Income tax expense. Our income tax expense was RMB7.0 million in the six months ended February 29, 2016 as our profit-making schools were subject to enterprise income tax in China. Our income tax expense was RMB25.6 million (US$3.7 million) in the six months ended February 28, 2017, and our effective tax rate was 22.5%, lower than the statutory rate of 25.0%, primarily due to certain tax exemptions granted to our Changsha Country Garden Venice Bilingual School and Changsha Country Garden Venice Kindergarten.

Income/(loss) for the year. As a result of the foregoing, we had a net loss of RMB51.1 million in the six months ended February 29, 2016 and a net income of RMB88.0 million (US$12.8 million) in the six months ended February 28, 2017.

Adjusted net income/(loss). We recorded an adjusted net income of RMB88.0 million (US$12.8 million) in the six months ended February 28, 2017, compared to an adjusted net income of RMB43.9 million the six months ended February 29, 2016. See “—Results of Operations—Non-GAAP measures.”

Year ended August 31, 2015 compared to year ended August 31, 2016

Revenue. Our revenue increased by 39.5% from RMB745.9 million in the 2015 fiscal year to RMB1,040.3 million (US$151.5 million) in the 2016 fiscal year, primarily due to a 22.7% increase in the average total number of students from 21,084 to 25,862, and a 10.2% increase in the average tuition and fees from RMB35,220 to RMB38,814 during the same period. Our revenue from complementary education services also increased significantly from RMB3.3 million in the 2015 fiscal year to RMB36.5 million in the 2016 fiscal year, primarily due to the acquisition of élan, an English proficiency training business, in January 2016 and, to a lesser extent, an increase in revenue from our overseas camp programs.

•	International schools. Our revenue from international schools increased by 38.3% from RMB305.9 million in the 2015 fiscal year to RMB423.1 million (US$61.6 million) in the 2016 fiscal year, primarily due to a 26.8% increase in the average number of students from 4,292 to 5,443, and a 9.1% increase in the average tuition and fees from RMB71,273 to RMB77,744 during the same period.

•	Bilingual schools. Our revenue from bilingual schools increased by 34.0% from RMB245.4 million in the 2015 fiscal year to RMB328.7 million (US$47.9 million) in the 2016 fiscal year, primarily due to a 20.3% increase in the average number of students from 9,512 to 11,441, and a 11.4% increase in the average tuition and fees from RMB25,796 to RMB28,729 during the same period.

•	Kindergartens. Our revenue from kindergartens increased by 31.7% from RMB191.3 million in the 2015 fiscal year to RMB252.0 million (US$36.7 million) in the 2016 fiscal year, primarily due to a 23.3% increase in the average number of students from 7,280 to 8,979, and a 6.8% increase in the average tuition and fees from RMB26,279 to RMB28,067 during the same period.

•	Complementary education services. Our revenue from complementary education services increased significantly from RMB3.3 million in the 2015 fiscal year to RMB36.5 million (US$5.3 million) in the 2016 fiscal year, primarily due to the acquisition of élan in January 2016 and, to a lesser extent, an increase in revenue from our overseas camp programs.

Cost of revenue. Our cost of revenue increased by 12.3% from RMB655.6 million in the 2015 fiscal year to RMB736.2 million (US$107.2 million) in the 2016 fiscal year, primarily due to a RMB61.0 million increase in staff costs as a result of an increase in the number of teachers and educational staff needed to support the expansion of our school network and the ramp-up of recently-opened schools. We opened two international schools, three bilingual schools and seven kindergartens in the 2016 fiscal year. The average number of our teachers increased by 22.1% from 2,352 in the 2015 fiscal year to 2,872 in the 2016 fiscal year.

•	International schools. Our cost of revenue incurred by international schools increased by 7.9% from RMB289.7 million in the 2015 fiscal year to RMB312.5 million (US$45.5 million) in the 2016 fiscal year, primarily due to a 16.2% increase in staff costs from RMB200.9 million to RMB233.5 million (US$34.0 million) as a result of an increase in the number of teachers and educational staff needed to support the expansion of our school network and the ramp-up of recently-opened schools. We opened two international schools during the 2016 fiscal year.

•	Bilingual schools. Our cost of revenue incurred by bilingual schools increased by 7.0% from RMB213.9 million in the 2015 fiscal year to RMB228.9 million (US$33.3 million) in the 2016 fiscal year, primarily due to a 12.5% increase in staff costs from RMB137.9 million to RMB155.1 million (US$22.6 million) as a result of an increase in the number of teachers and educational staff to support the expansion of our school network and the ramp-up of recently opened schools. We opened three bilingual schools during the 2016 fiscal year.

•	Kindergartens. Our cost of revenue incurred by kindergartens increased by 11.5% from RMB150.8 million in the 2015 fiscal year to RMB168.2 million (US$24.5 million) in the 2016 fiscal year, primarily due to a 14.7% increase in staff costs from RMB103.7 million to RMB118.9 million (US$17.3 million) as a result of an increase in the number of teachers and educational staff to support the expansion of our school network and the ramp-up of recently-opened schools. We opened seven kindergartens during the 2016 fiscal year.

•	Complementary education services. Our cost of revenue incurred by complementary education services increased significantly from RMB1.3 million in the 2015 fiscal year to RMB26.6 million (US$3.9 million) in the 2016 fiscal year, primarily due to the acquisition of élan in January 2016.

Gross profit. As a result of the foregoing, our gross profit increased significantly from RMB90.3 million in the 2015 fiscal year to RMB304.1 million (US$44.3 million) in the 2016 fiscal year. Our gross margin increased from 12.1% in the 2015 fiscal year to 29.2% in the 2016 fiscal year, primarily due to our improved operating efficiency and the increased average tuition and fees. Since the beginning of the 2016 fiscal year, we have implemented various initiatives to improve operating efficiency and profitability, including from budget control, improvement of teacher productivity and allocation of experienced teachers from mature schools to newer schools across our school network, resulting in a moderate increase in the student-to-teacher ratio in our schools from 9.0 to 9.1 for the 2015 and 2016 school years, respectively.

•	International schools. For the reasons provided above, our gross profit for international schools increased significantly from RMB16.2 million in the 2015 fiscal year to RMB110.6 million (US$16.1 million) in the 2016 fiscal year, and our gross margin for international schools increased from 5.3% to 26.1% in the same respective periods.

•	Bilingual schools. For the reasons provided above, our gross profit for bilingual schools increased significantly from RMB31.5 million in the 2015 fiscal year to RMB99.8 million (US$14.5 million) in the 2016 fiscal year, and from 12.8% to 30.4% in the same respective periods.

•	Kindergartens. For the reasons provided above, our gross profit for kindergartens increased significantly from RMB40.6 million in the 2015 fiscal year to RMB83.9 million (US$12.2 million) in the 2016 fiscal year, and from 21.2% to 33.3% in the same respective periods.

•	Complementary education services. Our gross profit for complementary education services was RMB9.9 million (US$1.4 million) and our gross margin was 27.1% in the 2016 fiscal year. Our gross profit for complementary education services was RMB2.0 million in the 2015 fiscal year.

Selling, general and administrative expenses. Our selling, general and administrative expenses increased by 74.7% from RMB166.1 million in the 2015 fiscal year to RMB290.1 million (US$42.2 million) in the 2016 fiscal year, primarily due to the share-based compensation expense of RMB95.1 million (US$13.8 million) and an increase in the compensation and benefits we paid to additional general and administrative personnel to support our growing business. Our selling, general and administrative expenses as a percentage of our revenue increased from 22.3% in the 2015 fiscal year to 27.9% in the 2016 fiscal year, primarily due to the share-based compensation expense. Our selling, general and administrative expenses before share-based compensation expenses as a percentage of our revenue decreased from 22.3% in the 2015 fiscal year to 18.7% in the 2016 fiscal year primarily due to our improved operating efficiency from centralizing certain procurement and training processes and, to a lesser extent, the increase in total revenue.

Other operating income. Our other operating income decreased by 18.4% from RMB5.2 million in the 2015 fiscal year to RMB4.3 million (US$0.6 million) in the 2016 fiscal year, primarily due to a decrease in write-off on unclaimed liabilities of RMB3.2 million, partially offset by an increase in government grants relating to education development subsidies of RMB2.1 million in the 2016 fiscal year.

Operating income/(loss). As a result of the foregoing, we experienced an operating loss of RMB70.6 million in the 2015 fiscal year and had an operating income of RMB18.3 million (US$2.7 million) in the 2016 fiscal year.

Interest income, net. Our net interest income increased by 18.9% from RMB1.8 million in the 2015 fiscal year to RMB2.1 million (US$0.3 million) in the 2016 fiscal year primarily due to an increase in holdings of interest-bearing financial instruments and bank deposits from cash generated from our business operations.

Income tax/(expense) benefit. Our income tax benefit was RMB29.3 million in the 2015 fiscal year primarily due to RMB32.1 million of deferred tax assets recognized in the 2015 fiscal year. Our income tax expense was RMB17.9 million (US$2.6 million) in the 2016 fiscal year, and our effective tax rate was 15.4%, lower than the statutory rate of 25.0%, primarily due to certain tax exemptions granted to our Changsha Country Garden Venice Bilingual School and Changsha Country Garden Venice Kindergarten and the utilization of net operating losses carry-forwards.

Income/(loss) for the year. As a result of the foregoing, we experienced net loss of RMB39.9 million for the 2015 fiscal year and net income of RMB2.9 million (US$0.4 million) for the 2016 fiscal year.

Adjusted net income/(loss). We recorded an adjusted net income of RMB98.0 million (US$14.3 million) for the 2016 fiscal year, compared to an adjusted net loss of RMB39.9 million for the 2015 fiscal year. See “—Results of Operations—Non-GAAP measures.”

Year ended August 31, 2014 compared to year ended August 31, 2015

Revenue. Our revenue increased by 26.8% from RMB588.2 million in the 2014 fiscal year to RMB745.9 million in the 2015 fiscal year, primarily due to a 11.5% increase in the average total number of students from 18,913 to 21,084, and a 13.9% increase in the average tuition and fees from RMB30,932 to RMB35,220 during the same period, partially driven by a higher proportion of student enrollment in our international schools, which charge higher tuition and fees.

•	International schools. Our revenue from international schools increased by 31.6% from RMB232.4 million in the 2014 fiscal year to RMB305.9 million in the 2015 fiscal year, primarily due to a 11.2% increase in the average number of students from 3,860 to 4,292, and a 18.4% increase in the average tuition and fees from RMB60,214 to RMB71,273 during the same period.

•	Bilingual schools. Our revenue from bilingual schools increased by 22.6% from RMB200.1 million in the 2014 fiscal year to RMB245.4 million in the 2015 fiscal year, primarily due to a 12.5% increase in the average number of students from 8,453 to 9,512, and a 9.0% increase in the average tuition and fees from RMB23,666 to RMB25,796 during the same period.

•	Kindergarten. Our revenue from kindergarten increased by 25.4% from RMB152.5 million in the 2014 fiscal year to RMB191.3 million in the 2015 fiscal year, primarily due to a 10.3% increase in the average number of students from 6,600 to 7,280, and a 13.7% increase in the average tuition and fees from RMB23,111 to RMB26,279 during the same period.

•	Complementary education services. Our revenue from complementary education services was RMB3.2 million and RMB3.3 million in the 2014 and 2015 fiscal years, respectively.

Cost of revenue. Our cost of revenue increased by 30.6% from RMB501.9 million in the 2014 fiscal year to RMB655.6 million in the 2015 fiscal year, primarily due to a RMB59.5 million increase in staff costs as a result of an increase in the number of teachers and educational staff needed to support the expansion of our school network and the ramp-up of recently opened schools, and a RMB42.3 million increase in expenses incurred in connection with our room and board services, due to increases in our meal costs and as consistent with the increase in our student base. We opened one international school and seven kindergartens in the 2015 fiscal year. The number of our teachers also increased by 21.7% from 1,932 in the 2014 fiscal year to 2,352 in the 2015 fiscal year.

•	International schools. Our cost of revenue incurred by international schools increased by 32.6% from RMB218.4 million in the 2014 fiscal year to RMB289.7 million in the 2015 fiscal year, primarily due to a 20.1% increase in staff costs from RMB164.6 million to RMB200.9 million as a result of an increase in the number of teachers and educational staff to support the expansion of our school network and the ramp-up of recently opened schools, and a 88.2% increase in other costs, including primarily depreciation and amortization expenses in connection with the school facilities we own.

•	Bilingual schools. Our cost of revenue incurred by bilingual schools increased by 34.8% from RMB158.7 million in the 2014 fiscal year to RMB213.9 million in the 2015 fiscal year, primarily due to a 29.6% increase in staff costs from RMB106.4 million to RMB137.9 million as a result of an increase in the number of teachers and educational staff to support the expansion of our school network and the ramp-up of recently opened schools, as well as salary increases and one-off cash bonuses for teachers in certain of our bilingual schools.

•	Kindergarten. Our cost of revenue incurred by kindergartens increased by 20.8% from RMB124.8 million in the 2014 fiscal year to RMB150.8 million in the 2015 fiscal year, primarily due to a 23.9% increase in staff costs from RMB83.9 million to RMB103.7 million as a result of an increase in the number of teachers and educational staff to support the expansion of our school network and the ramp-up of recently opened schools.

•	Complementary education services. Our cost of revenue incurred by complementary education services was RMB1.3 million in the 2015 fiscal year. As the associated revenue in the 2014 fiscal year was from our summer and winter camps for which we acted as an agent and recorded revenue on a net basis, there were no costs recorded for our complementary education services in the 2014 fiscal year.

Gross profit. As a result of the foregoing, our gross profit increased by 4.6% from RMB86.3 million in the 2014 fiscal year to RMB90.3 million in the 2015 fiscal year. Our gross margin was 14.7% and 12.1% in the 2014 and 2015 fiscal years, respectively.

•	International schools. For the reasons provided above, our gross profit for international schools increased by 15.5% from 14.1 million in the 2014 fiscal year to RMB16.2 million in the 2015 fiscal year, and our gross margin was 6.0% and 5.3% in the same respective periods.

•	Bilingual schools. For the reasons provided above, our gross profit for bilingual schools decreased by 23.8% from RMB41.3 million in the 2014 fiscal year to RMB31.5 million in the 2015 fiscal year and our gross margin for bilingual schools decreased from 20.7% to 12.8% in the same respective periods.

•	Kindergartens. For the reasons provided above, our gross profit for kindergartens increased by 46.3% from RMB27.7 million in the 2014 fiscal year to RMB40.6 million in the 2015 fiscal year, and our gross margin for kindergartens was 18.2% and 21.2% in the same respective periods.

•	Complementary education services. Our gross profit for complementary education services was RMB3.2 million and RMB2.0 million in the 2014 and 2015 fiscal years.

Selling, general and administrative expenses. Our selling, general and administrative expenses increased by 32.0% from RMB125.8 million in the 2014 fiscal year to RMB166.1 million in the 2015 fiscal year, primarily due to an increase in the compensation and benefits we paid to additional administrative and management personnel to support our growing business. Our selling, general and administrative expenses as a percentage of our revenue increased from 21.4% in the 2014 fiscal year and 22.3% in the 2015 fiscal year.

Other operating income. Our other operating income increased by 44.8% from RMB3.6 million in the 2014 fiscal year to RMB5.2 million in the 2015 fiscal year, primarily due to an increase in write-off on unclaimed liabilities of RMB3.2 million, partially offset by (1) a decrease in government grants relating to education development subsidies of RMB1.0 million, and (2) a decrease in receipt of tax refunds of RMB0.4 million in the 2015 fiscal year.

Operating loss. As a result of the foregoing, our operating loss increased by 96.7% from RMB35.9 million in the 2014 fiscal year to RMB70.6 million in the 2015 fiscal year.

Interest income, net. Our net interest income increased by 13.3% from RMB1.6 million in the 2014 fiscal year to RMB1.8 million in the 2015 fiscal year due to an increase in holdings in interest-bearing financial instruments and bank deposits from cash generated from our business operations.

Income tax benefit/(expense). Our income tax expense was RMB3.8 million in the 2014 fiscal year as our profit-making schools were subject to enterprise income tax in China. Our income tax benefit was RMB29.3 million in the 2015 fiscal year primarily due to RMB32.1 million of deferred tax assets recognized in the 2015 fiscal year.

Loss for the year. As a result of the foregoing, we experienced net loss of RMB38.1 million and RMB39.9 million in the 2014 and 2015 fiscal years, respectively.

Adjusted net loss. We recorded an adjusted net loss of RMB39.9 million in the 2015 fiscal year, as compared to an adjusted net loss of RMB38.1 million in the 2014 fiscal year. See “—Results of Operations—Non-GAAP measures.” There was no adjustment made for the 2014 and 2015 fiscal years.

Selected Quarterly Results of Operations

The following table sets forth our unaudited condensed combined and consolidated quarterly results of operation for the periods indicated. You should read the following table in conjunction with our combined and consolidated financial statements and related notes included elsewhere in this prospectus. We have prepared the unaudited condensed combined and consolidated quarterly financial information on the same basis as our combined and consolidated financial statements. The unaudited condensed combined and consolidated quarterly financial information includes all adjustments, consisting only of normal and recurring adjustments, that we consider necessary for a fair representation of our operating results for the quarters presented.

	For the Three Months Ended
	May 31, 2015	August 31, 2015	November 30, 2015	February 29, 2016	May 31, 2016	August 31, 2016	November 30, 2016	February 28, 2017
	(in thousands)
Revenue	220,890	156,307	297,868	205,881	317,399	219,181	378,151	268,019
Cost of revenue	(163,638)	(149,645)	(196,820)	(170,488)	(196,142)	(172,756)	(222,192)	(207,986)

Gross profit	57,252	6,662	101,048	35,394	121,257	46,425	155,959	60,033
Selling, general and administrative expenses	(45,573)	(56,892)	(45,640)	(138,435)	(49,272)	(56,751)	(49,229)	(58,519)
Other operating income	1,115	495	1,312	1,012	1,179	781	686	741

Operating income/(loss)	12,794	(49,735)	56,720	(102,030)	73,164	(9,545)	107,416	2,255
Interest income, net	451	282	993	311	115	729	459	659
Investment income	—	—	—	—	399	406	683	2,554
Other expense	(19)	—	(7)	(70)	(72)	(308)	(430)	(67)

Income/(loss) before income taxes	13,226	(49,453)	57,706	(101,789)	73,606	(8,718)	108,128	5,401
Income tax benefit/(expense)	(309)	15,369	(11,034)	3,993	(15,706)	4,858	(24,211)	(1,347)

Net income/(loss)	12,917	(34,084)	46,672	(97,796)	(57,900)	(3,860)	83,917	4,054

Net income/(loss) attributable to non-controlling interests	7,761	(5,460)	12,881	5,134	15,922	5,353	23,247	(3,213)

Net loss attributable to ordinary shareholders	5,156	(28,624)	33,791	(102,930)	41,978	(9,213)	60,670	7,267

Seasonal fluctuations have affected, and are likely to continue to affect, our business. Our revenues and results of operations normally fluctuate from quarter to quarter as a result of seasonal variations in our business. Our students and their parents typically pay the tuition and other fees prior to the commencement of a semester, and we recognize revenues from the delivery of education services on a straight-line basis over the semester. We typically incur higher upfront operating expenses in the first fiscal quarter at the start of each school year. We also typically recognize more revenue in the second half of fiscal years due to higher revenues from complementary education services during the summer and, to a lesser extent, students who transfer into our schools for the second semester. As a result of the combination of the forgoing, we have historically incurred net loss or significantly lower net income in the second and fourth fiscal quarters, primarily due to our schools being closed due to the winter and summer holidays, when no revenue from our school operations is recognized.

Liquidity and Capital Resources

Historically, we have financed our operations primarily through cash generated from our operating activities. As of August 31, 2014, 2015 and 2016 and February 28, 2017, we had RMB148.1 million, RMB244.2 million, RMB362.5 million (US$52.8 million) and RMB644.1 million (US$93.8 million), respectively, in cash and cash equivalents and restricted cash. All of our cash and cash equivalents and restricted cash as of February 28, 2017 were held in China. Our cash primarily consists of cash on hand and interest-bearing financial instruments which are unrestricted as to withdrawal or use. We intend to finance our future working capital requirements and capital expenditures from cash generated from operating activities and from the net proceeds we will receive from this offering.

Although we combine the results of our affiliated entities and their respective subsidiaries, we do not have direct access to the cash and cash equivalents or future earnings of our affiliated entities or their respective subsidiaries. However, a portion of the cash balances of our affiliated entities and their respective subsidiaries will be paid to us pursuant to our contractual arrangements with our affiliated entities and their respective subsidiaries. For restrictions and limitations on liquidity and capital resources as a result of our corporate structure, see “—Holding Company Structure.”

We have not encountered any difficulties in meeting our cash obligations to date. When considering our liquidity position and our future capital resources and needs, we take into account price controls set by local governments that may affect the tuition and fees we are able to charge to students in our schools, annual enrollment numbers approved for our schools, the economic benefits we have received from our subsidiaries and affiliated entities attributable to the provision of services to these entities and the economic benefits we may receive from our subsidiaries and affiliated entities directly through payments under our exclusive management services and business cooperation agreement. We believe that our current cash and cash equivalents, anticipated cash flow from operations, as well as the net proceeds we expect to receive from this offering, will be sufficient to meet our anticipated cash needs for longer than the next twelve months.

The following table sets forth a condensed summary of our cash flows for the periods indicated.

	Year Ended August 31,				Six Months Ended
	2014	2015	2016		February 29, 2016	February 28, 2017
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
Net cash from operating activities	46,624	134,887	360,658	52,524	94,714	191,057	27,827
Net cash from/(used in) investing activities	(170,514)	(154,381)	32,086	4,673	(131,009)	52,223	7,606
Net cash from/(used in) financing activities	101,656	115,614	(274,541)	(39,983)	8,417	38,354	5,585

Net change in cash and cash equivalents, and restricted cash	(22,234)	96,120	118,203	17,214	(27,878)	281,634	41,018
Cash and cash equivalents, and restricted cash at beginning of the year	170,362	148,128	244,248	35,571	244,248	362,451	52,785

Cash and cash equivalents, and restricted cash at end of the year	148,128	244,248	362,451	52,785	216,370	644,085	93,803

Operating activities

We generate cash from operating activities primarily from tuition and fees for our schools and fees for our complementary education services, all of which are typically paid in advance before the respective services are rendered. Tuition and fees for schools and fees for our complementary education services are initially recorded under deferred revenue. We recognize such amounts received as revenue proportionately over the relevant period in which the students attend the applicable programs.

For the six months ended February 28, 2017, we had net cash from operating activities of RMB191.1 million (US$27.8 million). This amount represents our net income of RMB88.0 million (US$12.8 million), adjusted primarily for (1) depreciation of RMB37.1 million (US$5.4 million) relating primarily to our school facilities and capitalized renovation construction, and (2) changes in working capital items that positively affected operating cash flow, including an increase in deferred revenue of RMB52.5 million (US$7.7 million) as a result of our business growth and a decrease in accounts payable of RMB9.3 million (US$1.4 million) relating primarily to payment for catering and education materials.

For the 2016 fiscal year, we had net cash from operating activities of RMB360.7 million (US$52.5 million). This amount represents our net income of RMB2.9 million (US$0.4 million), adjusted primarily for (1) depreciation of RMB69.5 million (US$10.1 million) relating primarily to our school facilities and renovation construction, (2) share-based compensation of RMB95.1 million (US$13.8 million), and (3) changes in working capital items that positively affected operating cash flow, including an increase in deferred revenue of RMB160.9 million (US$23.4 million) as a result of our business growth and an increase in accrued expenses and other current liabilities of RMB25.1 million (US$3.7 million) relating primarily to payment of salaries and other benefits to our employees and collection of student-related fees on behalf of third parties.

For the 2015 fiscal year, we had net cash from operating activities of RMB134.9 million. This amount represents our net loss of RMB39.9 million, adjusted primarily by (1) depreciation of RMB56.1 million relating primarily to our school facilities and renovation construction and a decrease in deferred income taxes of RMB32.1 million, and (2) changes in working capital items that positively affected operating cash flow, including an increase in deferred revenue of RMB117.2 million as a result of our business growth and increase in accrued expenses and other current liabilities.

For the 2014 fiscal year, we had net cash from operating activities of RMB46.6 million. This amount represents our net loss of RMB38.1 million, adjusted primarily by (1) depreciation of RMB32.5 million relating primarily to our school facilities and renovation construction, (2) changes in working capital items that positively affected operating cash flow, including an increase in deferred revenue of RMB53.6 million as a result of our business growth, and increase in accrued expense and other current liabilities, and (3) changes in working capital items that negatively affected operating cash flow, including a decrease in accounts payable of RMB22.8 million relating primarily to payment for catering and education materials.

Investing activities

For the six months ended February 28, 2017, we had net cash from investing activities of RMB52.2 million (US$7.6 million), primarily attributable to (1) net repayment of loans from related parties of RMB188.0 million (US$27.4 million), and (2) proceeds from disposal of held-to-maturity investments of RMB60.5 million (US$8.8 million), partially offset by purchase of held-to-maturity investments of RMB30.0 million (US$4.4 million).

For the 2016 fiscal year, we had net cash from investing activities of RMB32.1 million (US$4.7 million), primarily attributable to net repayment of loans from related parties of RMB155.3 million (US$22.7 million), partially offset by (1) capital expenditures of RMB92.7 million (US$13.5 million) for maintenance and renovation of school facilities, and (2) purchase of short-term investments in a limited liability partnership and debt securities of RMB30.5 million (US$4.4 million).

For the 2015 fiscal year, we had net cash used in investing activities of RMB154.4 million, primarily attributable to (1) capital expenditures of RMB134.5 million for construction of school facilities and purchase of educational equipment and (2) net advances of loans to related parties of RMB 20.9 million, slightly offset by proceeds from sale of property and equipment of RMB1.1 million.

For the 2014 fiscal year, we had cash used in investing activities of RMB170.5 million, primarily attributable to (1) capital expenditures of RMB141.0 million for construction of school facilities, (2) acquisition of land use rights of RMB8.1 million for Ningxiang Country Garden School, and (3) net advances of loans to related parties of RMB21.7 million.

Financing activities

For the six months ended February 28, 2017, we had net cash from financing activities of RMB38.4 million (US$5.6 million), representing advances from related parties of RMB56.8 million (US$8.3 million), partially offset by (1) net repayments of loans to our related parties of RMB14.8 million (US$2.2 million), and (2) payments for the consideration for the transfer of schools as a result of our restructuring of RMB3.7 million (US$0.5 million).

For the 2016 fiscal year, we had net cash used in financing activities of RMB274.5 million (US$40.0 million), representing net repayment of loans from related parties relating primarily to repayment of borrowings from Country Garden.

For the 2015 fiscal year, we had net cash from financing activities of RMB115.6 million, representing (1) net advances from related parties of RMB112.6 million relating primarily to our borrowings from Country Garden, and (2) proceeds from capital contribution of RMB3.0 million from shareholders.

For the 2014 fiscal year, we had net cash from financing activities of RMB101.7 million, representing (1) net advances from related parties of RMB96.7 million relating primarily to our borrowings from Country Garden, and (2) proceeds from capital contribution of RMB5.0 million from shareholders.

Capital Expenditures

We incurred capital expenditures of RMB141.0 million, RMB134.5 million, RMB92.7 million (US$13.5 million) and RMB29.8 million (US$4.3 million) in the 2014, 2015 and 2016 fiscal years and the six months ended February 28, 2017, respectively, primarily in connection with the construction, maintenance and renovation of school facilities and purchase of educational equipment. We intend to fund our future capital expenditures with our existing cash balance, proceeds from this offering and other financing alternatives. We will continue to incur capital expenditures to support the growth of our business.

Contractual Obligations

The following table sets forth our contractual obligations as of August 31, 2016.

	Payment Due by Period
	Total		Less than one year	One to three years	Three to five years	More than five years
	RMB	US$	RMB	RMB	RMB	RMB
	(in thousands)
Operating lease commitments	172,865	25,175	17,297	26,607	13,608	115,353

We lease certain school and office premises under non-cancellable operating leases that expire at various dates. We incurred rental expenses under operating leases of RMB1.8 million, RMB2.8 million, RMB15.2 million (US$2.2 million) and RMB7.9 million (US$1.2 million) in the 2014, 2015 and 2016 fiscal years and the six months ended February 28, 2017, respectively.

We also have certain capital commitments that primarily relate to commitments for construction of schools. Total capital commitments contracted but not yet reflected in the combined and consolidated financial statements was RMB10.7 million (US$1.6 million) as of February 28, 2017. All of these capital commitments will be fulfilled in the future according to the construction progress.

Off-Balance Sheet Commitments and Obligations

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to our shares and classified as shareholders’ equity or that are not reflected in our combined and consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. Moreover, we do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

Holding Company Structure

We are a holding company with no material operations of our own. We conduct our operations primarily through our subsidiaries and affiliated entities in China. As a result, our ability to pay dividends depends upon dividends paid by our PRC subsidiaries. If our PRC subsidiaries or any newly formed subsidiaries incur any debt in the future, the instruments governing their debt may restrict their ability to pay dividends to us. Our PRC subsidiaries are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiaries and affiliated entities is required to set aside at least 10.0% of its after-tax profits each year, if any, to fund a statutory surplus reserve until such reserve reaches 50.0% of its registered capital. In addition, each of our PRC subsidiaries may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion fund and staff bonus and welfare fund at its discretion. Each of our affiliated entities may allocate a portion of its after-tax profits based on PRC accounting standards to a discretionary surplus fund at its discretion. Although the statutory surplus reserves can be used to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation. Furthermore, at the end of each fiscal year, each of our schools that are private school in China is required to allocate a certain amount to its development fund for the construction or maintenance of the school properties or purchase or upgrade of school facilities. In particular, our schools that require reasonable returns must allocate no less than 25.0% of their annual net income, and our schools that do not require reasonable returns must allocate no less than 25.0% of their annual increase in the net assets of the school for such purposes. For the 2014, 2015 and 2016 fiscal years and the six months ended February 28, 2017, our PRC subsidiaries did not make any apportion to the statutory surplus reserve fund, and our schools made apportions of RMB3.6 million, RMB11.8 million, RMB23.7 million (US$3.5 million) and RMB17.1 million (US$2.5 million) to the development fund, respectively. Our PRC subsidiaries have not historically paid any dividends to our offshore entities until they generate accumulated profits and meet the requirements for statutory reserve funds.

The following table sets forth the respective revenue contributions of (1) our affiliated entities under common control and (2) our subsidiaries for the periods indicated as a percentage of total revenue:

	As of August 31,							As of February 28,
	2014		2015		2016			2017
	RMB	% of total revenue	RMB	% of total revenue	RMB	US$	% of total revenue	RMB	US$	% of total revenue
	(in thousands, except percentages)
Our affiliated entities under common control	588,163	100.0%	745,850	100.0%	1,040,329	151,508	100.0%	646,170	94,105	100.0%
Our subsidiaries	—	—	—	—	—	—	—	—	—	—

Total revenue	588,163	100.0%	745,850	100.0%	1,040,329	151,508	100.0%	646,170	94,105	100.0%

The following table sets forth the respective asset contributions of (1) our affiliated entities under common control and (2) our subsidiaries as of the date indicated as a percentage of total assets:

	As of August 31,							As of February 28,
	2014		2015		2016			2017
	RMB	% of total assets	RMB	% of total assets	RMB	US$	% of total assets	RMB	US$	% of total assets
	(in thousands, except percentages)
Our affiliated entities under common control	913,757	100.0%	1,093,196	100.0%	1,238,511	180,370	99.9%	1,346,247	196,060	99.9%
Our subsidiaries	—	—	—	—	721	105	0.1%	1,015	148	0.1%

Total assets	913,757	100.0%	1,093,196	100.0%	1,239,232	180,475	100.0%	1,347,262	196,208	100.0%

Taxation

Cayman Islands

We are incorporated in the Cayman Islands and conduct our primary business operations through our subsidiaries and affiliated entities in China. Under the current laws of the Cayman Islands, we are not subject to income or capital gains taxes. In addition, dividend payments are not subject to withholding tax in the Cayman Islands.

Hong Kong

Our subsidiary, Time Education China Holdings Limited, is located in Hong Kong and is subject to an income tax rate of 16.5% for taxable income earned in Hong Kong. We made no provision for Hong Kong profits tax in our combined and consolidated financial statements as our Hong Kong subsidiary had no assessable income for the 2014, 2015 and 2016 fiscal years and the six months ended February 28, 2017.

PRC

Our subsidiaries and affiliated entities incorporated in China are generally subject to a statutory enterprise income tax rate of 25.0% with limited exceptions. Changsha Country Garden Venice Bilingual School and Changsha Country Garden Venice Kindergarten are entitled to a five year tax exemptions in from January 1, 2013 through December 31, 2017 as determined by the local government authorities as non-profit organizations.

Quantitative and Qualitative Disclosure about Financial Risks

Foreign currency risk

Our revenues, expenses and assets and liabilities are primarily denominated in Renminbi. Renminbi is not freely convertible into foreign currencies for capital account transactions. The value of the Renminbi against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. In July 2005, the PRC government changed its decades-old policy of pegging the value of the Renminbi to the U.S. dollar, and the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation subsided and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. On March 17, 2014, the PRC government announced a policy to further expand the maximum daily floating range of Renminbi trading prices against the U.S. dollar in the inter-bank spot foreign exchange market to 2.0%. On August 10, 2015, the PRC government announced that it had changed the calculation method for Renminbi’s daily central parity exchange rate against the U.S. dollar, which resulted in an approximately 2.0% depreciation of Renminbi on that day. We expect Renminbi to fluctuate more significantly in value against the U.S. dollar or other foreign currencies in the future, depending on the market supply and demand with reference to a basket of major foreign currencies. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. To the extent that we need to convert U.S. dollars we received from this offering into Renminbi for our operations or capital expenditures, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us.

We estimate that we will receive net proceeds of approximately US$             billion from this offering if the underwriters do not exercise their over-allotment option, after deducting underwriting discounts and commissions and the estimated offering expenses payable by us, based on the initial offering price of US$             per ADS. Assuming that we convert the full amount of the net proceeds from this offering into Renminbi, a 10% appreciation of the U.S. dollar against Renminbi, from a rate of RMB             to US$1.00 to a rate of RMB             to US$1.00, will result in an increase of RMB             million in our net proceeds from this offering. Conversely, a 10% depreciation of the U.S. dollar against the Renminbi, from a rate of RMB             to US$1.00 to a rate of RMB             to US$1.00, will result in a decrease of RMB             million in our net proceeds from this offering.

Concentration of credit risk

Financial instruments that potentially subject us to significant concentration of credit risk consist primarily of cash and cash equivalents and restricted cash. As of February 28, 2017, substantially all of our cash and cash equivalents and term deposits were deposited with financial institutions with high-credit ratings and quality.

Internal Control over Financial Reporting

Prior to this offering, we have been a private company with limited accounting personnel and other resources with which to address our internal control and procedures over financial reporting. In the course of auditing our combined financial statements for the 2016 fiscal year, we and our independent registered public accounting firm identified two material weaknesses and one significant deficiency in our internal control over financial reporting as well as other control deficiencies as of August 31, 2016. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our company’s annual or interim financial statements will not be prevented or detected on a timely basis, and a “significant deficiency” is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of our company’s financial reporting.

The material weaknesses identified relate to the lack of accounting personnel with appropriate knowledge of U.S. GAAP and SEC financial reporting requirements and the lack of accounting policies and procedures over financial reporting in accordance with U.S. GAAP. The significant deficiency identified relates to the lack of formal risk assessment process and monitoring activities. Neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal control under the Sarbanes-Oxley Act for purposes of identifying and reporting any weakness in our internal control over financial reporting. We and they are required to do so only after we become a public company. Had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional control deficiencies may have been identified.

To remedy our identified material weaknesses subsequent to August 31, 2016, we have adopted certain measures to improve our internal control over financial reporting, including (1) hiring our new chief financial officer with extensive finance, accounting, and SEC reporting experience at U.S.-listed public companies based in China, (2) hiring additional qualified accounting and reporting personnel with appropriate knowledge and experience of U.S. GAAP and SEC reporting requirements, (3) organizing regular, appropriate trainings for our accounting staff, especially trainings related to U.S. GAAP and SEC reporting requirements, (4) planning to improve our monthly closing process and develop a comprehensive U.S. GAAP accounting manual as well as related financial reporting and disclosure procedures and monitor compliance, (5) planning to hire an internal audit director and establish our internal audit function after the public offering to design and set up an enhanced internal control framework and procedures, and (6) improving the development, maintenance, and integration of various internal operational and financial systems to ensure the accuracy and timeliness of financial reporting.

However, we cannot assure you that we will remediate our material weaknesses in a timely manner. See “Risk Factors—Risks Related to Our Business and Industry—If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately or timely report our results of operations or prevent fraud, and investor confidence and the market price of our ADSs may be materially and adversely affected.”

As a company with less than US$1.0 billion in revenue for our last fiscal year, we qualify as an emerging growth company pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, in the assessment of the emerging growth company’s internal control over financial reporting.

Recent Accounting Pronouncements

In May 2014, Financial Accounting Standards Board, or FASB, issued Accounting Standards Updates, or ASU, 2014-09, Revenue from Contracts with Customers (Topic 606), to clarify the principles of recognizing revenue and create common revenue recognition guidance between U.S. GAAP and International Financial Reporting Standards. An entity has the option to apply the provisions of ASU 2014-09 either retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of initially applying this standard recognized at the date of initial application. ASU2014-09 is effective for fiscal years and interim periods within those years beginning after December 15, 2016, and early adoption is not permitted. In August 2015, FASB updated this standard to ASU 2015-14, the amendments in this Update defer the effective date of Update 2014-09, that the Update should be applied to annual reporting periods beginning after December 15, 2017 and earlier application is permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. We do not plan to early adopt this guidance and expect the adoption of this guidance will not have a material impact to our combined and consolidated financial statements.

In February 2015, FASB issued ASU 2015-02, Consolidation (Topic 810)—Amendments to the Consolidation Analysis. ASU 2015-02 modifies existing consolidation guidance related to (1) limited partnerships and similar legal entities, (2) the evaluation of variable interests for fees paid to decision makers or service providers, (3) the effect of fee arrangements and related parties on the primary beneficiary determination, and (4) certain investment funds. These changes are expected to limit the number of consolidation models and place more emphasis on risk of loss when determining a controlling financial interest. ASU 2015-02 is effective for fiscal years and interim periods within those years beginning after December 15, 2015. Early adoption is permitted. We early adopted the new standards in the 2016 fiscal year, which did not have a material impact on our combined and consolidated financial statements.

In July 2015, FASB issued Accounting Standards Update 2015-11, Inventory (Topic 330): Simplifying the Measurement of Inventory (ASU 2015-11). Topic 330 currently requires an entity to measure inventory at the lower of cost or market, with market value represented by replacement cost, net realizable value or net realizable value less a normal profit margin. ASU 2015-11 requires an entity to measure inventory at the lower of cost or net realizable value. The new guidance is effective for fiscal years and interim periods within those years beginning after December 15, 2016. The amendments in the ASU should be applied prospectively with early application permitted as of the beginning of an interim or annual reporting period. We early adopted the amendments in the 2016 fiscal year. The adoption of the amendments did not have a significant impact to our combined and consolidated financial statements.

In September 2015, FASB issued ASU 2015-16 related to the accounting for measurement period adjustments recognized in a business combination. Under the previous standard, when adjustments were made to amounts previously reported as part of a business combination during the measurement period, entities were required to revise comparative information for prior periods. Under the new standard, entities must recognize these adjustments in the reporting period in which the amounts are determined rather than retrospectively. We adopted the new standard in the 2016 fiscal year, which did not have a significant impact on our combined and consolidated financial statements.

In November 2015, FASB issued ASU 2015-17 Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes. The amendments in this Update require that deferred tax liabilities and assets be classified as noncurrent in a classified statement of financial position. The amendments in this Update apply to all entities that present a classified statement of financial position. The current requirement that deferred tax liabilities and assets of a taxpaying component of an entity be offset and presented as a single amount is not affected by the amendments in this Update. For public business entities, the amendments in this Update are effective for financial statements issued for annual periods beginning after December 15, 2016, and interim periods within those annual periods. Earlier application is permitted for all entities as of the beginning of an interim or annual reporting period. The amendments in this Update may be applied either prospectively to all deferred tax liabilities and assets or retrospectively to all periods presented. We has adopted this guidance in the 2016 fiscal year, retroactively. The adoption of this guidance did not have a material effect on our combined and consolidated financial statements.

In February 2016, FASB issued ASU 2016-02 related to Leases. Under the new guidance, lessees will be required to recognize all leases (with the exception of short-term leases) at the commencement date including a lease liability, which is a lessee’s obligation to make lease payments arising from a lease, measured on a discounted basis; and a right-of-use asset, which is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the lease term. Lessees (for capital and operating leases) and must apply a modified retrospective transition approach for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements. The modified retrospective approach would not require any transition accounting for leases that expired before the earliest comparative period presented. Lessees may not apply a full retrospective transition approach. Public business entities should apply the amendments in ASU 2016-02 for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years (i.e., January 1, 2019, for a calendar year entity). Early application is permitted. We are in the process of evaluating the impact of the standard on our combined and consolidated financial statements.

In March 2016, FASB issued ASU 2016-09 related to stock compensation to facilitate improvements to Employee Share-Based Payment Accounting, which is intended to improve the accounting for employee share-based payments and affect all organizations that issue share-based payment awards to their employees. Several aspects of the accounting for share-based payment award transactions are simplified, including: (1) income tax consequences; (2) classification of awards as either equity or liabilities; (3) accruals of compensation costs based on the forfeitures; (4) classification on the statement of cash flows. For public companies, the amendments are effective for annual periods beginning after December 15, 2016, and interim periods within those annual periods. Early adoption is permitted. The adoption of this guidance did not have a material effect on our combined and consolidated financial statements.

In May 2016, FASB issued ASU 2016-12 Revenue from Contracts with Customers (Topic 606): Narrow-Scope Improvements and Practical Expedients. The amendments in this Update do not change the core principle of the guidance in Topic 606. Rather, the amendments in this Update affect only the narrow aspects of Topic 606. The areas improved include: (1) Assessing the Collectability Criterion in Paragraph 606-10-25-1(e) and Accounting for Contracts That Do Not Meet the Criteria for Step 1; (2) Presentation of Sales Taxes and Other Similar Taxes Collected from Customers; (3) Noncash Consideration; (4) Contract Modifications at Transition; (5) Completed Contracts at Transition; and (6) Technical Correction. The effective date and transition requirements for the amendments in this Update are the same as the effective date and transition requirements for Topic 606 (and any other Topic amended by Update 2014-09). We are in the process of assessing the impact of this ASU on our combined and consolidated financial statements.

In October 2016, FASB issued ASU 2016-17, Consolidation (Topic 810): Interests Held through Related Parties That Are under Common Control. The standard amends the consolidation guidance on how a reporting entity that is the single decision maker of a variable interest entity , or VIE, should treat indirect interests in the entity held through related parties that are under common control with the reporting entity when determining whether it is the primary beneficiary of that VIE. Under the amendments, a single decision maker is not required to consider indirect interests held through related parties that are under common control with the single decision maker to be the equivalent of direct interests in their entirety. Instead, a single decision maker is required to include those interests on a proportionate basis consistent with indirect interests held through other related parties. The amendments are effective for fiscal years beginning after December 15, 2016, and interim periods within fiscal years beginning after December 15, 2017. Early adoption is permitted, including adoption in an interim period. We are in the process of evaluating the impact of the standard on our combined and consolidated financial statements.

In November 2016, FASB issued ASU 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash. The amendments in this Update require that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The amendments in this Update apply to all entities that have restricted cash or restricted cash equivalents and are required to present a statement of cash flows under Topic 230. We early adopted the amendments for the fiscal year ended August 31, 2016, and each of the prior periods presented were retrospectively adjusted. As of August 31, 2014, 2015 and 2016 and February 28, 2017, restricted cash of approximately RMB3.5 million, RMB3.6 million, RMB6.4 million (US$1.0 million) and RMB6.4 million (US$0.9 million), is included in cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on our combined and consolidated statement of cash flows.

In January 2017, FASB issued ASU No. 2017-04: Simplifying the Test for Goodwill Impairment. Under the new accounting guidance, an entity will no longer determine goodwill impairment by calculating the implied fair value of goodwill by assigning the fair value of a reporting unit to all of its assets and liabilities as if that reporting unit had been acquired in a business combination. Instead, an entity will perform its goodwill impairment tests by comparing the fair value of a reporting unit with its carrying amount. An entity will recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value but not to exceed the total amount of the goodwill of the reporting unit. In addition, an entity should consider income tax effects from any tax deductible goodwill on the carrying amount of the reporting unit when measuring the goodwill impairment, if applicable. The provisions of the new accounting guidance are required to be applied prospectively. The new accounting guidance is effective for our company for goodwill impairment tests performed in fiscal years beginning after December 15, 2019. Early adoption is permitted for goodwill impairment tests performed after January 1, 2017. We are in the process of assessing the impact on our combined and consolidated financial statements from the adoption of the new guidance.

INDUSTRY OVERVIEW

Overview of the Education System in China

Formal education includes K-12 education and higher education. K-12 education can be further divided into four different stages, namely, kindergarten, primary school, middle school, and high school. Primary school and middle school are considered compulsory education in China. The following diagram illustrates the composition of the K-12 education system and higher education system in China:

According to the Frost & Sullivan report, there were 210.2 million K-12 students in China as of December 31, 2016, with 44.1 million enrolled in kindergartens, 142.4 million enrolled in Grades 1-9 schools and 23.7 million enrolled in Grades 10-12 schools, and it is expected to grow to 229.4 million students by December 31, 2021.

Overview of the Private K-12 Education Market in China

The K-12 education system in China consists of public and private schools. Unlike public schools, private schools in China do not operate under the direct administration of the local government and have greater operational independence, so long as they meet minimum government requirements. This allows them to have broader and more diverse curriculum offerings, as well as greater flexibility in terms of funding options and the amount of tuition that they can charge.

Private K-12 education experienced significant growth in the 1990s, and has since become an important growth segment of the overall education industry in China. According to the Frost & Sullivan report, this market is highly fragmented and lacks dominant players with nationwide coverage and large market share. The revenue generated from the private K-12 education market in China was RMB217.3 billion in 2016, and is expected to reach RMB370.3 billion in 2021, representing a CAGR of 11.2%, according to the Frost & Sullivan report. The number of students enrolled at private K-12 schools in China increased from 29.4 million as of December 31, 2011 to 40.0 million as of December 31, 2016 and is expected to reach 51.1 million by December 31, 2021, representing a higher growth rate than that for public K-12 schools in China over the same period, according to the Frost & Sullivan report. The number of private school students as a percentage of total K-12 students is expected to increase from 19.0% to 22.3% as of December 31, 2016 and 2021, respectively.

Total revenue of the private K-12 education market in China

(RMB in billions)

Source:    Frost & Sullivan report

International and Bilingual Private K-12 Education Market in China

International and bilingual private K-12 education targets Chinese students seeking higher education at globally-recognized universities.

Key characteristics that differentiate this segment from the general private education market include:

•	primarily targeting affluent parents who are willing to pay a premium for high quality education with emphasis on English proficiency and well-rounded development for their children;

•	different curriculum design, including a focus on internationally-accredited programs aimed at providing additional international cultural and language exposure to students to assist them in preparing for higher education overseas; and

•	substantially higher tuition than other private schools.

International private K-12 education in China

As an important segment in the private K-12 education market, international private K-12 education differentiates itself through the provision of well-rounded international curricula accredited by internationally-recognized education organizations such as the IB Organization, Cambridge International Examinations and the U.S. College Board. Such curricula are well recognized by overseas education institutions, and allow students from international schools in China to seamlessly transition into further education abroad.

International schools are typically characterized by better school facilities, smaller average class sizes (approximately 25 students per class compared to approximately 50 across the broader education industry in China), more diversified curriculum offerings, stronger emphasis on the well-rounded development of students, and significantly higher tuition, according to the Frost & Sullivan report.

Total revenue of the international private K-12 education market in China

(RMB in billions)

Source:    Frost & Sullivan report

Total number of students enrolled in international private K-12 education in China

(thousand people, as of December 31 of the stated year)

Source:    Frost & Sullivan report

According to the Frost & Sullivan report, the revenue generated from international private K-12 schools in China was RMB16.5 billion in 2016 and is expected to reach RMB40.1 billion in 2021, representing a CAGR of 19.4%. This is driven by increases in both tuition and student enrollment. The average annual tuition of international private K-12 education grew from RMB56,462 in 2011 to RMB83,828 in 2016, and is expected to increase to RMB115,734 by 2021, according to the Frost & Sullivan report. There were approximately 193,100 students enrolled at 413 international private K-12 schools in China as of December 31, 2016, according to the Frost & Sullivan report. The number of students enrolled at international private K-12 schools is expected to reach approximately 340,400 by December 31, 2021, representing a CAGR of 12.0% from 2016 to 2021.

Private kindergarten market in China

Kindergartens provide early education to children prior to the commencement of compulsory education and is a rapidly-growing segment in the private K-12 education market in China. The revenue generated from the private kindergarten market was RMB105.7 billion in 2016, and is expected to reach RMB187.8 billion in 2021, representing a CAGR of 12.2%. The number of students enrolled at private kindergartens in China was 24.4 million as of December 31, 2016, and is expected to reach 32.4 million by December 31, 2021.

Total revenue of the private kindergarten education market in China

(RMB in billions)

Source:    Frost & Sullivan report

Key Drivers for the International and Bilingual Private K-12 Education Market in China

We believe that the increase in demand for international and bilingual private K-12 schools for Chinese students is driven by the following factors:

Increasing number of affluent Chinese individuals and growing household spending on K-12 education

The number of high-net-worth individuals in China with investable assets of at least RMB10 million was 1.3 million as of December 31, 2016 and is expected to reach over 1.7 million by December 31, 2021, according to the Frost & Sullivan report. It is commonly believed that affluent families have greater appreciation for the quality of higher education overseas, and therefore, are more inclined to send their children to study abroad.

The total household expenditure on education in China has also experienced significant growth. Such expenditure increased from RMB660.4 billion in 2011 to RMB1,032.0 billion in 2016 and is expected to reach RMB1,596.5 billion by 2021, according to the Frost & Sullivan report.

Greater number of Chinese students pursuing education abroad at younger ages

Total number of Chinese students commencing education overseas	Number of Chinese students commencing undergraduate or lower levels of education overseas

(thousand people)	(thousand people)

Source:    Frost & Sullivan report

(1)	Includes K-12, junior college, diploma, vocational educational training and other undergraduate or lower levels of education.

According to the Frost & Sullivan report, the total number of Chinese students commencing education overseas was approximately 544,500 in 2016 and is expected to reach approximately 775,900 in 2021, representing a CAGR of 7.3%. This growth is primarily driven by the increasing wealth of Chinese families and the increasing perception among Chinese parents that a globally-recognized university degree will improve their children’s career prospects.

An increasing proportion of Chinese students pursuing overseas education now tend to leave at younger ages. In 2006, there were approximately 52,000 Chinese students commencing undergraduate or lower levels of education overseas. By 2016, this number had grown to approximately 351,200 and is expected to reach approximately 519,800 in 2021, representing a CAGR of 8.2%. The proportion of Chinese students commencing undergraduate or lower levels of education overseas also increased from 38.8% of the total number of Chinese students commencing overseas study in 2006 to 64.5% in 2016, and is expected to reach 67.0% in 2021.

The vast majority of students who intend to pursue higher education overseas are expected to complete their K-12 education domestically. We believe that the demand from Chinese students who intend to pursue overseas

K-12 or undergraduate education still needing to complete pre-college education in China far exceeds the total capacity of international programs available to Chinese students in China. Demand for pre-college international education in China has continued to exceed supply even with the growth in capacity, and is expected to drive the growth of private school operators focused on international education in China.

Increasing recognition of premium private schools in China

Private schools have greater flexibility to emphasize specific subjects that would better prepare students for pursuing education overseas. Attending private schools that deliver high quality international curricula enhances students’ likelihood of admission to renowned overseas universities. This compares favorably to China’s public schools and other private schools, most of which operate rigidly under the government-mandated curriculum focusing on preparing students for admission into universities in China.

Continued growth of China’s private kindergarten market

Growth of China’s kindergarten market is expected to be driven by the relaxation of the one-child policy in 2016, which had been in place for 37 years. This is expected to significantly increase the size of the target population for kindergartens in the next few years. The Chinese government also announced its support for both private and public kindergarten education in China’s National Medium-to-Long Term Educational Reform and Development Plan (2010-2020). There has also been growing recognition among Chinese parents of the importance of quality education from a young age, which has led to an increase in the proportion of children who attend private kindergartens.

Competitive Landscape of and Key Entry Barriers to the International and Bilingual Private K-12 Education Market in China

The following table sets forth the ranking of the top five operators of international and bilingual private K-12 schools in China as of September 1, 2016.

Ranking(1)	School operator	Enrollment (thousand students)
1	Our company	29.2
2	Company A	20.5
3	Company B	20.0
4	Company C	14.0
5	Company D	6.5

Source:    Frost & Sullivan report

(1)	The ranking includes international and bilingual private K-12 school operators who primarily target Chinese students, with a meaningful contribution from the international segment

School operators providing the full spectrum of international and bilingual schools and kindergartens are capable of offering unique solutions to students and their parents, which represent important advantages that cannot be achieved by standalone school operators, and are therefore considered to materially differ in service offerings and business models from standalone school operators.

Among all international school operators in China, the number of students taking international curriculum enrolled at our international schools ranked No. 4 as of September 1, 2016, according to the Frost & Sullivan report. Only one of the schools ranked ahead of the company by this measure also ranked in the top five international and bilingual K-12 school operators with a meaningful contribution from the international segment.

Competitors seeking to enter the international and bilingual private K-12 education industry in China face significant entry barriers, which include:

•	brand recognition and awareness built through a proven track record of successful operations, achievements and feedback from graduating students and their parents;

•	industry know-how and operational expertise required to obtain accreditation for international programs from the IB Organization, Cambridge International Examinations and U.S. College Board;

•	relevant regulatory approvals, licenses and permits and other requirements by the Ministry of Education in China;

•	ability to procure suitably-located school sites with auxiliary facilities and sufficient capital for the establishment, maintenance and expansion of schools; and

•	ability to recruit a large number of qualified teaching staff who prefer to work for reputable and established schools.

Complementary Education Services for K-12 Students

Complementary education services include overseas camps, after-school programs, and test preparation and college counseling.

Overseas camps

Overseas camps are programs offered to K-12 students during the summer or winter school holidays, usually hosted at overseas universities and schools. The camps are designed to offer an immersive language learning environments and exposure to foreign culture and education programs. The overseas camps are typically attended by students contemplating further studies overseas or seeking to improve their foreign language skills.

The overseas camps market in China is driven by increasing household wealth, growing emphasis on foreign language skills, and the increasing number of students pursuing undergraduate or lower levels of education overseas. The revenue generated from the overseas camps market in China was RMB18.6 billion in 2016, and is expected to reach RMB44.1 billion in 2021, representing a CAGR of 18.8%.

After-school programs

After-school programs provide academic tutoring, including English proficiency training, and extracurricular classes to students after school or during weekends or holidays. The revenue generated from the after-school program market in China was RMB497.1 billion in 2016, and is expected to reach RMB891.5 billion in 2021, representing a CAGR of 12.4%.

We believe that the increasing competition for admission into top schools and universities, in both China and overseas, and growing necessity for English proficiency are key demand drivers of after-school academic programs in China. Chinese parents’ increasing recognition of the need for well-rounded and balanced learning experiences for their children has also led them to place greater emphasis on the development of their children’s interests through extra-curricular classes. The market is highly fragmented due to the large addressable K-12 student population in China, its geographic dispersion, and relatively low barriers to entry. However, we believe teaching quality, overall student performance, brand strength, and access to an eligible student base are the key success factors in this market.

Test preparation and college counseling

Test preparation services prepare students for university and school entry exams such as SAT and ACT, as well as standardized language tests such as TOEFL and IELTS. Given the strong linkage between higher test scores and better overseas university admission results, students who intend to pursue overseas studies and their parents devote significant time and resources to test preparation. In line with the growing demand for overseas education, the revenue generated from the test preparation market in China was RMB10.6 billion in 2016, and is expected to reach RMB23.0 billion in 2021, representing a CAGR of 16.8%.

College counseling is a customized service advising on application processes and requirements for students applying to overseas universities, typically provided by graduates from top overseas universities. Given the growing Chinese student population pursuing further studies overseas and the heightened competition for university admissions, wealthier families increasingly realize the benefit of retaining an experienced consultant with inside knowledge of the application processes. Given the highly customized nature and individual attention afforded by this service, the availability of qualified consultants drives the growth of this market. With more Chinese students graduating from top overseas universities, the revenue generated from the college counseling market was RMB13.9 billion in 2016, and is expected to reach RMB28.6 billion in 2021, representing a CAGR of 15.5%.

BUSINESS

Our Mission

Our mission is to deliver world-class education to students in China and globally.

Overview

We are the largest operator of international and bilingual K-12 schools in China in terms of student enrollment as of September 1, 2016, according to the Frost & Sullivan report. We are dedicated to providing quality international education to Chinese students and equipping them with the critical academic foundation and skillsets necessary to succeed in the pursuit of higher education overseas. We also complement our international offerings with Chinese government-mandated curriculum for students who wish to maintain the option of pursuing higher education in China. We established one of the first private schools in China in 1994 and have since expanded our network to operate 51 schools as of February 28, 2017, covering the breadth of K-12 academic needs of our students across seven provinces in China. In the first half of the 2017 school year, we had an average of 29,230 students enrolled at our schools, representing an increase of 54.6% from an average of 18,913 students enrolled during the 2014 school year.

Our schools comprise international schools, bilingual schools and kindergartens. We offer a broad range of internationally-accredited curricula at our international schools. We tailor the delivery of coursework to optimize learning outcomes for our students and prepare them for higher education overseas. According to the Frost & Sullivan report, we are among a select group of private school operators in China accredited to administer all major globally-recognized education programs, including Diploma Program, Advanced Placement and IGCSE/A-Level. We are also one of the first school operators in China accredited to administer the full set of IB curricula, including its Primary Years Program, Middle Years Program, and Diploma Program. Our bilingual schools place a specific emphasis on developing our students’ English language proficiency and non-academic skillsets, offering elective classes in sports, arts and community service programs. Leveraging our experience and insights into learning needs at different stages, our kindergartens seek to lay the necessary foundation for our students’ future studies. We also offer a range of complementary education services, including overseas camps and after-school programs.

Our schools effectively enhance our students’ academic performance. 68.0% of the 2016 graduating class enrolled in our Diploma Program or A-Level curricula that applied for overseas universities were admitted into global top 50 institutions, as ranked by either the QS World University Rankings or U.S. News, including University of Oxford, University of Cambridge and Cornell University. As of the date of this prospectus, students in our 2017 graduating class have received over 250 conditional offers in total from global top 50 institutions by the same ranking with over 30 of such offers being from U.S. institutions. We believe our bilingual schools are often one of the schools of choice in their respective cities. Approximately 77% of the 2016 graduating class from our two largest bilingual schools, Huanan Country Garden School and Phoenix City Bilingual School, were admitted into the top local high schools.

The effectiveness of our education, along with our state-of-the-art facilities, student- and parent-centric support services and our brand recognition, allows us to command premium pricing. The average tuition across our six international schools for the 2016 school year was approximately 10.4% higher than that of international programs in China targeting Chinese students, according to the Frost & Sullivan report. Similarly, during the same period, our bilingual schools and kindergartens charged substantially higher tuition than the average tuition of private schools from grade one through nine and kindergartens in China, respectively, according to the Frost & Sullivan report.

We collaborate closely with Country Garden, a related party, which is a leading developer of residential properties in China, which has allowed us to operate a highly scalable business model and launch greenfield schools with significantly lower upfront capital expenditures. Substantially all of our existing schools were developed in cooperation with Country Garden’s residential property projects, allowing Country Garden to meet local government requirements and the market needs for education facilities and services in its residential communities. The demand for convenient access to quality education from Country Garden’s homeowners, who are relatively affluent families, provides a large pool of students for our schools, and at the same time drives sales of residential units in the vicinity of our schools. We believe we will continue to benefit from this synergistic relationship as we expand our school network.

We have experienced substantial growth in recent years. Our revenue increased from RMB588.2 million in the 2014 fiscal year to RMB745.9 million in the 2015 fiscal year and further to RMB1,040.3 million (US$151.5 million) in the 2016 fiscal year, representing a CAGR of 33.0%. Our revenue increased from RMB503.7 million in the six months ended February 29, 2016 to RMB646.2 million (US$94.1 million) in the six months ended February 28, 2017, representing an increase of 28.3%. We focus on providing quality education to our students and, since the beginning of the 2016 fiscal year, we have implemented various initiatives to improve operating efficiency and profitability. We had net income of RMB2.9 million (US$0.4 million) in the 2016 fiscal year, compared to net loss of RMB38.1 million and RMB39.9 million in the 2014 and 2015 fiscal years, respectively. We had net income of RMB88.0 million (US$12.8 million) in the six months ended February 28, 2017, compared to net loss of RMB51.1 million in the six months ended February 29, 2016. We use adjusted net income, which excludes share-based compensation, in evaluating our ongoing results of operations. Our adjusted net income was RMB98.0 million (US$14.3 million) in the 2016 fiscal year, which is the only fiscal year where we have incurred share-based compensation expenses. For a detailed description of our non-GAAP measures, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations—Non-GAAP measures” above.

Our Strengths

We believe the following strengths have contributed to our success and differentiate us from our competitors:

Significant market leadership with premium pricing

We are the largest operator of international and bilingual K-12 schools in China in terms of student enrollment as of September 1, 2016, according to the Frost & Sullivan report. We had 29,193 students across our school network as of September 1, 2016, approximately 40% larger than our closest competitors, according to the same source.

We offer premium international education services targeted at Chinese students. We believe that we have been able to command premium pricing as a result of our significant market leadership, effectiveness of education, state-of-the-art facilities, and student- and parent-centric support services. The average tuition across our six international schools for the 2016 school year was approximately 10.4% higher than that of international programs in China targeting Chinese students, according to the Frost & Sullivan report. Our bilingual schools and kindergartens also charged substantially higher tuition than the average tuition of private schools from grade one through nine and private kindergartens in China, respectively.

Highly effective education

The education we provide across our school network is highly effective. According to the Frost & Sullivan report, we are among a select group of private school operators in China accredited to administer all major globally-recognized education programs, including Diploma Program, Advanced Placement and IGCSE/A-Level, which we believe makes our schools highly competitive against peer international schools that do not match our broad curriculum offerings and multiple avenues for admission into overseas universities. We are also one of the first school operators in China accredited to administer a full set of IB curricula, from Primary Years Program to Middle Years Program and to Diploma Program.

We strive to foster an individually beneficial learning environment across all of our schools by closely monitoring the academic and personal development of our students and tailoring our teaching methods to meet their differentiated learning needs, which has proven to be highly effective. 68.0% of the 2016 graduating class enrolled in our Diploma Program or A-Level curricula who applied for overseas universities were admitted into global top 50 institutions, ranked by either the QS World University Rankings or U.S. News including University of Oxford, University of Cambridge and Cornell University. As of the date of this prospectus, students in our 2017 graduating class have received over 250 conditional offers in total from global top 50 institutions by the same ranking with over 30 of such offers being from U.S. institutions. Graduates from our international schools have been admitted into top global institutions in the United Kingdom, the United States, Canada, Australia and Hong Kong, including University of Cambridge, University of Oxford and Cornell University.

Students at our bilingual schools have also achieved impressive academic performance. Approximately 77% of the 2016 graduating class from our two largest bilingual schools, Huanan Country Garden School and Phoenix City Bilingual School, were admitted into the top local high schools. Students from our 2016 graduating class performed well in Gaokao, the university entrance examinations administered in China, and some of our best students were accepted into the top universities in China, including Tsinghua University.

Strong operational expertise

We have strong operational expertise and a scalable business model.

Track record in successfully expanding school network

We have a long history in operating schools. We launched one of the first private schools in China in 1994, and have expanded significantly to operate a network of 51 schools across seven provinces in China. As a result of our long operating history, we have accumulated abundant experience in identifying key focus areas for developing new schools and in deploying resources from our mature schools to drive cost-efficient early-stage growth of greenfield schools.

Our schools are among the first private schools in China to receive international accreditations for our programs. We received our first official IB accreditation in 2001 and our first Cambridge International Examinations accreditation in 2007. We are a Cambridge Associate, which allows us to self-approve the eligibility of all of our schools to administer related programs and examinations. Through the implementation of these curricula and their underlying principles, we have been able to successfully replicate globally-recognized education standards and best practices in our school operations. For example, our Jurong Country Garden School was able to obtain accreditation to administer all three IB-accredited programs within three years of establishment. We believe such accreditations provide our newly-opened schools with entry barriers against competitors.

This wealth of experience in school operation and our ability to quickly launch and ramp up new schools have allowed us to successfully expand our network across China. As a testament to this ability, we have successfully ramped up both our established schools, which had five years of operations or more as of September 1, 2016, and our ramp-up schools, which had not commenced operations until after September 1, 2013. Our established schools achieved an average utilization rate of 87.3%, 87.2%, 94.8% and 93.6% in the 2014, 2015 and 2016 fiscal years and the six months ended February 28, 2017, respectively. Our ramp-up schools achieved an aggregate utilization rate of 18.9%, 31.5%, 46.2% in their first, second and third years of operations.

Ability to train and retain teachers and principals

We have recruited a large number of teaching talents, an average of 3,142 teachers in the first half of the 2017 school year, under stringent requirements to ensure that we maintain high teaching quality. We also employ more than 200 native English-speaking teachers to provide an immersive English-learning environment to our students.

We are committed to investing in our teachers and principals and offer them opportunities to grow with us. We provide ongoing professional development to our teachers and principals, in the form of online, on-campus or one-on-one training and support sessions. From time to time, we organize seminars on professional training in cooperation with prestigious institutions, such as the Institute of Education of University College London. Teachers at our flagship Guangdong Country Garden School have spent an average of more than seven years with us. Many of our school principals have grown with us and have acted in several capacities within our school network, often starting as teachers. For example, Mr. Jinsheng Cheng, who is currently the principal of our flagship Guangdong Country Garden School, has been with us since 1994 and has worked in a number of roles in our school network over the years.

Economies of scale

We are able to benefit from substantial economies of scale in our operations as we expand our school network and standardize our operations in terms of school design, recruitment and curriculum development. We have adopted the centralized recruitment of teachers and management personnel. This, along with the size and reach of our school network and our brand recognition, have helped increase the number of applications that we have received from high caliber teachers and management personnel.

Our schools also share certain administrative resources, such as bulk procurement of uniforms, textbooks and other teaching resources, which reduces operational overheads incurred by each individual school. Our know-how in efficiently and effectively operating schools and the international curricula are all shared and transferrable within our school network, allowing us to benefit from the centralization of expertise.

Full spectrum of pre-college education services

Our school network covers the full spectrum of K-12 education, from kindergarten through high school. This allows us to meet the entire breadth of our students’ education needs and makes us an integral part of their pre-college academic careers.

The range of our school coverage allows us to position students for the next stage of their education. For example, our in-depth understanding of the key academic focuses for primary schools and the curricula that we administer enables us to optimize the progression of kindergarten teaching. Operating schools at each point along the value chain also allows us to better secure both demand and supply for our schools at various grades. For example, over 75% of the students that completed an earlier level school at our flagship Guangdong Country Garden School in the 2016 school year continued on to higher levels of education within our school network.

Our schools focus on the development of well-rounded students and integrate classroom learning with a broad range of extracurricular activities to promote real-life applications. As a result, we offer a number of classes that are not typically available at public schools in China and encourage our students to participate in their communities through activities such as volunteering. In addition to our core school operations, we also offer a range of complementary education services, including overseas camps and after-school programs.

Synergistic relationship with Country Garden

We collaborate closely with Country Garden, which is a leading developer of residential properties in China, which has allowed us to operate a highly scalable business model and launch greenfield schools with significantly lower upfront capital expenditure than other private school operators.

Substantially all of our existing schools were developed in cooperation with Country Garden’s residential property projects, allowing Country Garden to meet the local government requirements and the market needs for education facilities and services in its residential communities. The demand for convenient access to quality education from Country Garden’s homeowners, who are relatively affluent families, provides a large pool of student applicants for our schools, and at the same time, drives sales of residential units in the vicinity of our schools. We also work closely with Country Garden on joint marketing efforts for new schools, leveraging Country Garden’s strong brand. In recognition of this synergistic relationship, Country Garden adopted an internal policy that designates us as a preferred school operator partner, under which we are entitled to the right of first refusal on school development projects in connection with its new residential properties.

Our collaboration with Country Garden presents us with significant growth opportunities in the near term, allowing us to continue to expand our school network more efficiently than other school operators.

Management team members with proven track record

Our experienced management team has been instrumental in driving the success of our business. Our chief executive officer, Mr. Junli He, has extensive experience in education as well as strategic mergers and acquisitions. Mr. He was chief executive officer and chief financial officer at Noah Education Holdings Ltd., a private school operator which was listed on the NYSE. Our vice president, Mr. Jinsheng Cheng, is also the principal of our flagship Guangdong Country Garden School. Mr. Cheng has been with us for over 20 years and has accumulated extensive experience in teaching and school administration. In addition to senior management, we believe that our extensive roster of experienced and reputable principals help ensure that each one of our schools adheres to our high education standards. The principals across our international schools have on average more than 20 years of experience working in education as of the date of this prospectus. We believe our team’s collective experience and strong execution capabilities present significant advantages and enable us to realize attractive growth opportunities.

Our Strategies

We aspire to become a pre-eminent global education service provider and intend to pursue the following strategies to further grow our business:

Enhance education quality and academic results

We place great emphasis on enhancing our education quality and improving our students’ results. We offer one of the most comprehensive internationally-accredited curricula in China, and plan to further enhance the breadth and depth of our course offerings to enrich our students’ learning experience. We will also continue to devote resources to recruit experienced teachers, enhance ongoing teachers’ training programs through collaboration with other education institutions, and develop proprietary teaching materials.

Furthermore, we plan to enhance our complementary education services to assist our students in their efforts to matriculate into top universities. We are in the process of acquiring a majority stake in a test preparation and college counseling service provider, Focus Education, and we intend to promote test preparation and college counseling services to our high school students. We also intend to include a greater number of students in our “Ivy Plus Program,” which provides our top students with personalized test preparation and college counseling services to strengthen their credentials for applications to top U.S. institutions.

Promote brand awareness

We believe that our education quality speaks volumes for our brand. Word-of-mouth referrals by former and current students and their families have been an important source of student enrollment. We will continue to drive word-of-mouth marketing by focusing on improving our education quality and students’ academic achievements while leveraging social media to improve the efficiency of our brand building and marketing initiatives.

In addition, we plan to organize more event-driven marketing campaigns to further increase our influence in the industry and among parents, such as seminars for prospective students, international education conferences and formation of strategic partnerships with international education institutions.

Furthermore, we plan to continue to collaborate closely with Country Garden and strengthen our joint marketing efforts through the sharing of media resources, which are expected to drive students’ interests towards our schools as well as sales of residential units within Country Garden’s residential communities.

Expand into new markets across China

We will continue to expand our school network into other regions in China to capture nationwide demand for quality private education. We intend to continue to replicate our success and apply our experience and know-how from the operation of our mature schools to new schools and promote the sharing of teaching and administrative resources within our school network.

Our synergistic cooperation with Country Garden provides us with preferred access to a readily available and continually-expanding pool of potential sites for our expansion. We will also look for expansion opportunities with other partners to gain access to a broader range of sites and geographic regions, by leveraging our reputation as a leading school operator in China. In the medium-to-long term, we may strategically seek to procure land and construct school facilities independently. We expect to open approximately ten new schools by the beginning of the 2018 school year.

Increase utilization rate and improve operating efficiency

We seek to increase our student enrollment and school utilization rate, especially for our schools that are at the ramp-up stage, through marketing efforts and dedicated student recruiting teams. A larger student base allows more efficient utilization of our infrastructure and resources and improves our operating efficiency and profitability. We will continue to standardize operation of our schools in areas such as curriculum design, teaching resources allocation, cost control, auxiliary facilities and service management. This will also allow for better resource sharing within our school network to achieve greater economies of scale. We will also provide training to our management and administrative staff to ensure proper implementation of our standardized best practices.

Broaden service offerings to enrich learning experience

We intend to provide a comprehensive and personalized learning experience to our students through a combination of academic and non-academic complementary product offerings, which we believe would create cross-selling synergies across our businesses. For example, with the ongoing acquisition of a majority stake in Focus Education, we seek to provide test preparation and counseling services to our high school students. We intend to expand our offerings of overseas camps across our school network to provide our students with language test preparation assistance and immersive language learning opportunities. We also plan to set up language learning and outdoor activity camps in China by utilizing our school facilities outside regular school semesters.

Pursue strategic alliances and selective acquisition opportunities

We intend to continue to form strategic partnerships with reputable education institutions and make selective strategic alliances with and acquisitions of complementary businesses to further improve our education quality, expand our student base and school network, and diversify our service offerings.

We intend to acquire K-12 schools in regions we have or intend to have school operations to minimize our student acquisition costs by securing an additional group of potential applicants to enroll in various levels of our schools. We are also actively exploring potential joint venture opportunities with reputable overseas school operators to further expand our school network.

We seek to invest in or acquire companies that are complementary to our business. We are in the process of acquiring a majority stake in Focus Education, which will allow us to provide additional services to our students facilitating their preparation for overseas college applications. We also seek to increase our cooperation with education technology companies, especially those specializing in learning management systems, to further enhance and enrich our students’ learning experience and results.

Our Schools

We offer education programs that cover K-12 education and integrate internationally-accredited curricula, government-mandated curricula and extracurricular activities that aim to develop well-rounded individuals through a network of 51 schools in seven provinces in China. We divide our schools broadly into international schools, bilingual schools and kindergartens.

•	International schools. We currently operate six international schools, which focus on internationally-accredited curricula and offer extracurricular activities and programs that aim to develop well-rounded individuals.

•	Bilingual schools. We currently operate 11 bilingual schools, which provide government-mandated curricula. Our bilingual schools place an emphasis on developing students’ English proficiency and well-rounded individuals.

•	Kindergartens. We currently operate 34 bilingual kindergartens, including 11 that deliver international curricula.

In the first half of the 2017 school year, we had an average of 29,230 students enrolled at our schools and employed an average of 3,142 teachers for our schools. We have grown rapidly during the past three years, supported by strong demand for quality education in China and favorable policies promulgated by the PRC government and the nationwide expansion of Country Garden’s residential communities. The following table sets forth the average number of students enrolled at our schools as of the date or for the period indicated.

	2014 school year	2015 school year	2016 school year	First half of 2017 school year
International schools	3,860	4,292	5,443	6,268
Bilingual schools	8,453	9,512	11,441	13,134
Kindergartens	6,600	7,280	8,979	9,828

Total	18,913	21,084	25,862	29,230

An important element of our schools is to provide an immersive bilingual learning environment, with our English teachers and English-speaking staff. To help students master the English language, we design our English courses according to the specific linguistic needs of the students at each grade level, building their English language skills from kindergarten to high school.

Our schools are also committed to developing well-rounded students. As a private school operator, we have more flexibility in offering courses based on students’ learning needs and in response to popular student and parent demand. We offer a broad range of courses, and students at our international schools may choose an individualized combination of courses. Some of the courses we offer, such as calligraphy, dance, debate and music, emphasize creativity, critical thinking and a deeper appreciation of traditional Chinese and international culture. Our schools also offer students the opportunity to participate in a variety of after-school programs and club events, including sports and life skills development programs, such as first aid and disaster drills, to supplement classroom learning. This provides our students with opportunities to fully explore and pursue their individual interests and potential.

Our coverage of K-12 education allows us to instill our educational philosophy from the starting point of a student’s academic career. For our schools that cover the full spectrum of K-12 education, we believe we are able to minimize the need for our students to adapt for teaching methodologies and learning environments they may encounter when moving to the next level of education.

Most of our schools have boarding facilities, which allows students to focus on their studies and experience living independently before attending universities and allows us to recruit students from beyond Country

Garden’s residential communities. While substantially all of our schools are located within or in the vicinity of the residential communities developed by Country Garden, students from families that have not purchased property from Country Garden are increasingly attracted by our reputation for quality education. Approximately 40.0% of students enrolled in our schools as of February 28, 2017 came from families who do not own Country Garden properties. All of our schools also feature a comprehensive suite of sports and education facilities and on-campus catering facilities.

Our international schools

We currently operate six international schools in five provinces across China, including Guangdong, Jiangsu, Hunan, Guizhou and Gansu. Our international schools offer a broad range of internationally-accredited education programs to accommodate the individual needs of our large student base seeking to pursue higher education overseas. Driven by the increasing appreciation for the quality of higher education overseas and our commitment to providing quality education, our international programs have proven to be an attractive option to an increasing number of Chinese students and their parents, allowing us to charge a premium in tuition compared to other international schools targeting Chinese students.

Our schools are among the first private schools in China to receive international accreditations for our programs. According to the Frost & Sullivan report, we are also among a select group of private school operators in China accredited to administer all major globally-recognized education programs. The following table sets forth certain information about the major international programs we offer.

Accreditation Institution	Program	Applicable Grades
IB Organization	Primary Years Program	1-5
	Middle Years Program	6-10
	Diploma Program	11-12

Cambridge International Examinations	IGCSE	9-10
	A-Level	11-12

U.S. College Board	Advanced Placement	9-12

NCC Education	International Foundation Year	11-12

Programs administered by the IB Organization are generally recognized in all major English-speaking countries. IGCSE, A-Level and International Foundation Year are recognized primarily in the United Kingdom. Advanced Placement is recognized primarily in the United States and Canada. In addition, we offer joint diploma programs, including Sino-Canadian dual diploma, Sino-U.S. dual diploma and Sino-Australian dual diploma programs. Our students may switch from one program to another if they meet the applicable requirements.

We integrate classes under our international programs with government-mandated coursework to students from the first through ninth grades. In the event that our students under international programs elect to attend universities in China at any stage of their studies, they may switch to government-mandated curricula offered in some of our international schools.

The students enrolled at our international schools have increased rapidly in the last three school years and the six months ended February 28, 2017, from an average of 3,860 for the 2014 school year to 6,268 in the first half of the 2017 school year. Students in the 2016 graduating class at our international schools were accepted to top colleges and universities in countries and regions such as the United Kingdom, the United States, Canada, Australia and Hong Kong. 68.0% of the 2016 graduating class enrolled in our Diploma Program or A-level curricula who applied for overseas universities were admitted into global top 50 institutions, ranked by either the QS World University Rankings or U.S. News including University of Oxford, University of Cambridge and Cornell University. As of the date of this prospectus, students in our 2017 graduating class have received over 250 conditional offers in total from global top 50 institutions by the same ranking with over 30 of such offers being from U.S. institutions.

The following table sets forth certain information about each of our international schools.

Name	Location	Establishment	Grades	Average number of students enrolled during the 2016 school year	Average number of students in the first half of the 2017 school year	Capacity as of February 28, 2017
Guangdong Country Garden School	Shunde, Guangdong province	1994	1-12	4,010	3,718	3,940

Jurong Country Garden School	Jurong, Jiangsu province	2013	1-12	708	1,125	2,950

Ningxiang Country Garden School	Changsha, Hunan province	2014	1-12	249	339	2,100

Country Garden Silver Beach School	Huizhou, Guangdong province	2015	1-12	224	520	3,000

Huaxi Country Garden International School	Guiyang, Guizhou province	2015	1-9	252	301	798

Lanzhou Country Garden International School	Lanzhou, Gansu province	2016	1-12	N/A	264	2,472

Total				5,443	6,268	15,260

Guangdong Country Garden School ( )

Founded in 1994, Guangdong Country Garden School is our first international school that offers all three IB-accredited programs. It is also one of the few schools in China authorized to teach IGCSE and A-Level, Advance Placement, and International Foundation Year courses. Guangdong Country Garden School has become our flagship school due to its comprehensive set of internationally-accredited curricula, effective education services and long operating history. It is well known throughout China as the recipient of a number of recognitions such as being a First-Class School in Guangdong Province and being part of the Advanced Group in National Private Education. It hosts a teacher training academy which serves as the hub for teacher training within our school network. We send veteran teachers at our Guangdong Country Garden School to our new schools to share teaching experiences with, and provide demonstration classes to the resident teachers at those schools and also allow such resident teachers to visit Guangdong Country Garden School for on-site training sessions. Guangdong Country Garden School is instrumental in establishing our brand recognition throughout China and setting the benchmark for our other international schools.

Our students in this school are regular winners of national competitions. In 2016, one of our students in this school won the national championship and two students won second prize in the 21st National Youth Model Car Competition. In the 2016 K-12 Colloquial English Competition of Shunde District in Foshan, Guangdong province, 12 students won excellency awards, seven won first prize and three won second prize. Our principal was also awarded the title of Excellent Principal from Guangdong Private Education Association in 2016.

Jurong Country Garden School ( )

Founded in 2013, Jurong Country Garden School, our first international school outside Guangdong province, obtained authorization from the IB Organization to offer all three IB-accredited programs within three years of its establishment. The school is also authorized to offer IGCSE and A-Level courses and International Foundation Year courses. Among our 2015 and 2016 graduating classes enrolled in our Diploma Program or A-Level curricula at this school, who applied for overseas universities, approximately 85.7% of them were admitted into top 50 universities and approximately 42.9% were admitted into top 10 universities, both as ranked by QS World University Rankings, including two admitted into University of Oxford in 2015.

Other international schools

Since 2014, we have established four international schools, Ningxiang Country Garden School, Country Garden Silver Beach School, Huaxi Country Garden International School, and Lanzhou Country Garden International School. We have replicated, and intend to continue to replicate, the success of Guangdong Country Garden School by leveraging the collective expertise and experiences accumulated by the teachers and management at Guangdong Country Garden School over the years. We believe the ample demand for international education, our education service quality, know-how and brand position us well to continue to ramp up the operation of each of these schools.

Our bilingual schools

We currently operate 11 bilingual schools in four provinces in China. Our bilingual schools teach government-mandated curricula with an emphasis on English proficiency development. We supplement our academic offerings with activities for the well-balanced development of our students, such as arts-related and life skills building classes or club events, which are not generally available in public schools. The students enrolled at our bilingual schools have increased rapidly in the last three school years and the six months ended February 28, 2017, from an average of 8,453 for the 2014 school year to an average of 13,134 in the first half of the 2017 school year.

Graduates from our bilingual schools generally take Zhongkao, the high school entrance examinations administered in China, and may pursue high school education in public or private schools. A number of our bilingual schools, including Phoenix City Bilingual School and Country Garden Huacheng School, also offer international courses to a small number of students in response to the local demands for further education at overseas universities. We generally allow our students to transfer from one program to another if they meet the relevant requirements.

The following table sets forth certain information about each of our bilingual schools.

Name	Location	Establishment	Grades	Average number of students enrolled during the 2016 school year	Average number of students in the first half of the 2017 school year	Capacity as of February 28, 2017
Huanan Country Garden School	Guangzhou (Panyu), Guangdong province	2002	1-9	2,520	2,471	2,848

Phoenix City Bilingual School	Guangzhou (Zengcheng), Guangdong province	2003	1-9	3,081	3,457	3,614

Country Garden Huacheng School	Shunde, Guangdong province	2003	1-9	1,106	1,119	1,116

Country Garden Venice Bilingual School	Changsha, Hunan province	2007	1-9	1,540	1,616	1,576

Wuyi Gountry Garden Billingual School	Jiangmen, Guangdong province	2009	1-9	651	731	770

Heshan Country Garden School	Heshan, Guangdong province	2010	1-9	1,182	1,213	1,296

Wuhan Country Garden School	Wuhan, Hubei province	2011	1-6	221	277	912

Zengcheng Country Garden School	Guangzhou (Zengcheng), Guangdong province	2013	1-9	597	803	1,512

Country Garden Panpuwan School	Shunde, Guangdong province	2015	1-9	358	737	1,080

Laian Country Garden Foreign Language School	Chuzhou, Anhui province	2015	1-9	61	145	768

Taishan Country Garden School	Jiangmen, Guangdong province	2015	1-9	124	296	1,944

Total				11,441	13,134	17,436

We believe our bilingual schools are often one of the schools of choice in their respective cities. Approximately 77% of the 2016 graduating class from our two largest bilingual schools, Huanan Country Garden School and Phoenix City Bilingual School, were admitted into the top local high schools.

Our kindergartens

We currently operate 34 kindergartens in seven provinces across China. A majority of our kindergartens are built adjacent to our primary, middle and high schools to share certain education resources and facilities and provide potential student sources to our schools. Our kindergartens are generally smaller in size compared with our international and bilingual schools. In the first half of the 2017 school year, our kindergartens had an average of 9,828 students.

Our kindergartens provide an active and healthy learning environment to help students develop their potential and personality, appreciate diverse cultures and lay the foundation to drive future success. In our kindergartens, we integrate elements of traditional Chinese culture with international cultural awareness through language classes and cultural activities. We have 11 kindergartens that offer Primary Years Programs, three of which have received IB accreditations. Under the Primary Years Programs, we provide a foreign homeroom teacher to stay with our students throughout each school day and implement a holistic approach to English education including the adoption of English teaching materials. We believe that administering Primary Years Programs at our kindergartens helps our students move up seamlessly to other IB-accredited programs offered in the primary through high schools within our school network.

Schools under development

We intend to expand our school network with a particular emphasis on developing international schools in new geographical markets in China and abroad. When determining a new school location, we generally consider factors such as potential demand for quality private education, demographic background of prospective students and their families, household income level, level of local government support, availability of suitable sites and existing market competition.

We generally favor new schools located within the residential communities developed by Country Garden to achieve cost savings and synergies in land procurement, facilities construction, marketing and student acquisition. Based on its residential property development plans, Country Garden has plans to develop several hundred sites in the next few years, presenting us with a large number of potential opportunities for expanding our school network.

We have also entered into two agreements with third-party partners to expand our school network. Under these agreements, we are primarily responsible for the day-to-day operation of the schools, and our partners are primarily responsible for land procurement and facilities construction.

The following flowchart sets forth the major steps involved in launching a school with a partner.

As substantially all of our existing schools were established within or in the vicinity of Country Garden’s residential communities, the sales of Country Garden’s residential units have had an impact on the number of students enrolled at our schools. The number of residents typically increases within the first two to three years after the completion of Country Garden’s residential property development, and correspondingly, a school usually takes up to several years to ramp up its utilization rate and build its reputation.

We expect to launch approximately ten new schools by the beginning of the 2018 school year.

Centralized management

We have established a centralized management system through which we manage and oversee certain aspects of our schools across our network, including school administration, supply procurement and sharing and development of teaching resources, to support and facilitate management of our schools as well as to ensure consistency in the quality of our education.

Sharing and development of teaching resources

In order to maintain and improve our teaching quality, some of our schools share their teaching resources with each other and jointly hold teacher development workshops. For example, our flagship school, Guangdong Country Garden School, established a teacher training academy, which serves as the hub for teacher training within our school network. We send veteran teachers from Guangdong Country Garden School to our new schools to share teaching experiences with, and provide demonstration classes to, the resident teachers at these schools and also allow such resident teachers to visit Guangdong Country Garden School for training sessions. We also operate a centralized teaching staff recruitment program through which we hire and deploy teachers and educational staff within our school network based on each school’s needs and teacher preferences. We intend to continue to leverage the availability of our teaching resources at different schools within our network to ensure consistency in teaching quality.

Education material and equipment procurement

We make procurement decisions regarding teaching materials and equipment and other education supplies for our schools in the same geographical areas to improve our operating efficiency, maximize economies of scale and enhance our overall bargaining power with suppliers. Such procurement choices include those for catering, textbooks, school uniforms, classroom furniture, computers, kitchen equipment, tableware and office appliances.

School administration

To improve our operating efficiency, we have centralized our finance, marketing, human resources, legal and information technology functions. We have adopted a series of policies and procedures relating to general corporate governance matters, which are aimed at strengthening the management and government of our company and our schools.

School marketing

While each of our schools conducts its own on-site promotional events to attract local students, we also organize group-wide marketing events to promote our brand and corporate image as one of China’s leading private school operators, including our strategic arrangements with local newspapers such as Nanfang Metropolis Daily. For details, see “—Marketing” below.

Our Complementary Education Services

We provide complementary education services to students from our schools and others. These complementary education services further enhance students’ overall learning experience and generate synergies with our school operations.

Overseas camps

We have organized summer and winter camp programs in certain countries, including the United Kingdom, the United States and Australia. We also offer summer school programs which are more rigorous and allow our participants to study for specific courses or prepare for standardized tests. These summer and winter camp programs are primarily offered to students enrolled at our schools, but are also open to other students. During the summer of 2016, more than 600 students participated in our camp programs.

We have developed business collaborations with 18 overseas universities and high schools as the local hosts of our camps or summer school programs. We work together with our partners to design programs and activities to improve the participants’ English communication skills, expand their knowledge and develop a familiarity with college environments and international cultures.

Our camp programs typically take place on university campuses and include various activities, such as classes and excursions. For high school students, we offer tours to different universities during our programs. These visits allow participants to become familiar with the overseas campuses, talk with admissions officers and spend time with our alumni currently studying at each university. Some of our camp programs include a homestay, which allows the participants to get an inside look at Western family dynamics and form supportive friendships in an immersive English-speaking environment. We send our teachers to escort the students during their tours. By participating in the summer and winter camps, we believe our students not only broaden their horizons and improve their English proficiency, but also clarify their academic goals and enhance their motivation to pursue overseas studies after graduating from our schools.

After-school programs

English proficiency training

We offer English proficiency development courses to children aged from five to 15 through a network of 15 learning centers located in Beijing, Shanghai and Guangdong, China. Our goal is to help children improve their general English proficiency. To this end, we have adopted a holistic language learning approach, which immerses children in an English-speaking environment and requires them to think, learn and communicate with the mindset of native speakers. Our learning centers are staffed only by native English speakers as instructors and are equipped with libraries containing age-appropriate English-language books and audio materials suited to English learners of different proficiency levels. In the first half of the 2017 school year, we had an average of 77 instructors in our learning centers. We operate our learning centers under the brand of “élan.” In 2016, we had more than 4,000 student enrollments for English proficiency training.

Extracurricular programs

We offer a wide range of extracurricular programs primarily to children through two learning centers located in Shunde, Guangdong province and Jurong, Jiangsu province. Our programs encompass popular subjects, such as art, soccer, mathematics and programmable robotics. Our programs supplement in-classroom learning and promote the well-balanced development of children. Our programs also help children tap into their interests and potential that benefit their study or career goals. We work with our partners on these programs.

Our Students

Student admission

Our students are primarily Chinese nationals from relatively affluent families and aspire to pursue the next level of education overseas or gain a competitive advantage from bilingual education. Since substantially all of our schools were launched within or in the vicinity of the residential communities developed by Country Garden, our recruitment efforts were initially targeted at students from families who were Country Garden’s homeowners. As we have gradually forged a reputation for providing quality education through a proven track record of success over the years, we frequently attract prospective students from outside of Country Garden properties, largely through word-of-mouth referrals and marketing efforts. Approximately 40% of our students enrolled in our schools as of February 28, 2017 came from families who do not own Country Garden properties. We believe that our schools are attractive to prospective students and their parents due to our reputation and the quality and breadth of our education programs.

We implement selective screening procedures for student admissions. We generally require middle school and high school applicants to take entry tests to assess their English proficiency and academic performance. We conduct admissions interviews with kindergarten and primary school applicants. As a result of the large number of students wishing to enroll in our schools, we are selective in accepting our students.

Student performance

68.0% of the 2016 graduating class enrolled in our Diploma Program or A-Level curricula, who applied for overseas universities were admitted into the global top 50 institutions, ranked by either the QS World University Rankings or U.S. News, including University of Oxford, University of Cambridge and Cornell University. As of the date of this prospectus, students in our 2017 graduating class have received over 250 conditional offers in total from global top 50 institutions by the same ranking with over 30 of such offers being from U.S. institutions. Students enrolled at our bilingual schools have also achieved extraordinary academic results. Approximately 77% of the 2016 graduating class from our two largest schools, Huanan Country Garden School and Phoenix City Bilingual School, were admitted into the top local high schools.

As all of our programs place particular emphasis on developing students’ English skills, our students are regular winners of regional and provincial rounds at national English skill competitions, such as the China Youth English Competence Contest and the China Central Television Star of Outlook Talent Competition. In addition to academic accomplishments, we also seek to promote the well-balanced development of our students through a wide range of extracurricular activities to tap into their interests and potential.

Student and parent support services

We generally have small class sizes across our school network in order to provide each student with close and frequent teacher interactions and individual attention and support. Our teachers assist students through academic difficulties with personalized remedial measures, including additional practice materials and instructive sessions. We also provide counseling to help our students with university applications.

As a testament to the positive student experience we provide at our schools, we have historically maintained relatively high student retention rates. After our students complete their studies at our schools, we encourage them to advance their education within our school network if they meet the requisite academic requirements. For example, in our schools offering both primary and middle school education, 66.3% of the 2016 primary school graduating class continued their next level of studies at the same school. Our average net annual student retention rate for all students, which measures the percentage of students enrolled at the beginning of a school year who move on to the next grade level was over 90.0% for each of the 2014, 2015 and 2016 school years.

We also maintain regular communication with the parents of our students and provide them with complimentary seminars and training on education programs, university applications and parenting.

Our Teachers

Teacher qualifications

We have assembled a team of teachers with extensive experience in education. Our schools are staffed with different levels of teachers and educational staff. Certain senior teachers have managerial responsibilities in addition to their responsibilities as instructors. Educational staff includes teaching assistants, librarians, medical staff and nursery staff. In the first half of the 2017 school year, we had an average of 3,142 teachers across our school network.

Our teachers have a passion for teaching, mastery of their subject areas, strong communication skills and proficiency in employing innovative and effective teaching methods. Our teachers have an average of approximately nine years of experience in teaching. Across our school network, we also had an average of 190 foreign teachers, representing 6.2% of the teacher pool of our schools in the first half of the 2017 school year. Foreign teachers of our international schools represented 10.2% of our teacher pool in international schools during the same period. We believe that foreign teachers are essential to providing an immersive bilingual environment and better preparing our students for the pursuit of the next level of education overseas.

We had 469 teachers, or 14.9% of our total teacher pool and 46.4% of our teacher pool in international schools, licensed with IB training certificates as of February 28, 2017. To stay current with the constant changes in the IB syllabus, we require all of our teachers to take regular IB training classes. We typically outsource instructors for our extracurricular programs.

Teacher recruitment

Our teachers are critical to maintaining the quality of our programs and services and in promoting our brand and reputation. We place particular importance on recruiting teachers who are appropriately qualified and experienced. We implement a centralized recruitment program that seeks to hire teachers and educational staff and deploy them across our school network based on each school’s needs and teacher preferences. We screen candidates for strong academic credentials, dedication and knowledge in the relevant teaching subjects, and commitment to serving students’ needs. We require our teachers to possess the appropriate qualifications required by PRC regulatory authorities, including the foreign expert certificate in the case of foreign teachers. We believe that teacher candidates are attracted to our schools because of our reputation, commitment to quality education, financial strength and competitive compensation package. To enhance our retention rate, we also allow our teachers to laterally transfer within our school network. We maintained teacher retention rates of approximately 90.0% for each of the 2014, 2015 and 2016 school years. “Teacher retention rate” is calculated as 100.0% minus the quotient of the number of both our Chinese and foreign teachers that leave employment during a school year by the number of teachers at the beginning of that school year (not including teachers hired during that school year).

Teacher training

We are committed to investing in our teachers and principals. Newly-hired teachers undergo a training program on teaching skills as well as our school culture. We also provide ongoing professional development for our teachers and principals, in the form of online, on-campus or one-on-one training and support sessions. Our flagship school, Guangzhou Country Garden School, established a teacher training academy which organizes centralized teacher training activities. We also send veteran teachers to our new schools to share teaching experiences with, and provide demonstration classes to, the resident teachers at those schools and also allow such resident teachers to visit Guangdong Country Garden School for on-site training sessions. From time to time, we organize seminars on professional training in cooperation with prestigious institutions, such as the Institute of Education of University College London. We also invite veteran teachers to participate in school administration by offering them management training with the possibility of promotion to principal positions. The opportunity for ongoing professional training and career advancement is not always available at private schools and is a key differentiator in our ability to attract, develop and retain talented teachers.

Our Tuition

We charge our students tuition, boarding and textbook fees generally prior to the beginning of each semester. We also accept monthly payment of fees at certain kindergartens we operate. We offer a partial refund if a student withdraws during a semester. We may also offer tuition discounts to certain of Country Garden’s homeowners, our employees and employees of Country Garden. Tuition refund or discounts did not materially and adversely affect our business, results of operations or financial position. We have limited discretion in determining the types and amounts of fees we charge under the current PRC regulatory regime. For example, in accordance with the relevant local regulations, if we increase the tuition at our schools in Guangdong province in a certain school year, such increase will generally not affect the existing students until they complete their current section of education at the same schools. In determining the amount of tuition we charge, we consider factors including the demand for our education programs, the cost of our operations, the geographic markets where our schools are located, the tuition charged by our competitors, our pricing strategy to gain market share and general economic conditions in China. For example, the average tuition and fees per student at Guangdong Country Garden School was RMB48,009 in the first half of the 2017 school year, compared to RMB30,445 and RMB28,081 at Jurong Country Garden School and Country Garden Silver Beach School, respectively, in the same period. Our tuition and fees charged for internationally-accredited programs is typically higher than that for government-mandated curricula, which reflects the additional educational and operational resources associated with administering the former. For the first half of the 2017 school year, we charged average tuition and fees of RMB40,235 for international schools, RMB15,487 for bilingual schools and RMB15,214 for kindergartens. For details of our tuition, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

For our complementary education services, we determine our fees by referring to the prevailing market rates. In 2016 and the first half of the 2017 school year, we charged an average of RMB44,631 and RMB32,452 per student enrollment for overseas camps and an average of RMB20,253 and RMB22,340 per student for English proficiency training.

Our Business Partners

We collaborate with a number of universities overseas, which enables our partner institutions to appreciate our strong academic programs and our students’ English language proficiency and facilitates the early admissions process by encouraging early contact between our students and these institutions. In particular, we have formed strategic relationships with each of University of St. Andrews, Newcastle College and Sussex Downs International College in the United Kingdom to regularly send our students to their schools to take English language and IELTS courses.

Over the years, our international schools have individually obtained authorization from the Cambridge International Examinations to administer education programs such as IGCSE and A-Level and the related examinations. In May 2016, we became a Cambridge Associate, which allows us to review and self-approve the eligibility of all of our schools to administer such programs and the related examinations. Our status as a Cambridge Associate also allows us to deepen our cooperation with Cambridge International Examinations on teacher training, curriculum development and international exchange programs.

Research and Curriculum Development

We believe we have devoted significant resources to our research and curriculum development efforts which are reflected in our course materials and effective teaching methods. We encourage our teachers to develop, update and improve our curricula and course materials based upon our students’ needs and the latest official government curricula or course outlines issued by the relevant international programs. As our students’ academic ability levels vary, our curricula are designed with the flexibility to address a particular student’s strengths and weaknesses. Our teachers in charge of designing the curricula also work with other teachers to prepare or update such course curricula, and revise the curricula based on feedback from the classroom. To ensure our education quality can be upheld across our schools, we have dedicated a team of senior teaching staff to designing curricula for the programs implemented in our schools and to keep our teaching materials updated with reference to the latest educational trends.

Marketing

We historically market our schools primarily to students from families that purchased residential units developed by Country Garden. We distribute marketing brochures and offer site tours of our school to prospective home buyers visiting the sales centers for residential properties developed by Country Garden. Our relationship with Country Garden is synergistic because our schools enable Country Garden to meet the requisite local governmental requirements or market needs for schools in its residential communities and we may offer preferential student placements and tuition discounts as an incentive to prospective home buyers. We believe that the availability of and convenient access to quality education is a significant factor that drives home buying decisions.

As we have gradually forged a reputation for quality education through a proven track record of success over the years, we began to attract students from families other than Country Garden’s homeowners. We have also implemented a variety of marketing methods to enhance the brand recognition of our schools. By doing so, we intend to continue creating and implementing a standard corporate identity across all our schools. We take measures to increase word-of-mouth referrals which have been instrumental to attracting new students and building our brand.

•	Referrals. Word-of-mouth referrals by former and current students and their families have been a significant source of our student enrollment. Recommendations made by our alumni who matriculated into reputable overseas education institutions or excelled in Zhongkao or Gaokao provide convincing testimonials to prospective students. We actively work with our alumni and current students to encourage them to recommend our programs to prospective students.

•	Promotional events. From time to time, we organize promotional and recruiting events to provide real-time, on-site opportunities for our prospective students to learn more about our services and programs, as well as to meet our teachers and staff. We also organize event-driven marketing campaigns such as seminars for our international schools so that prospective students interested in studying abroad can meet with teachers and recruiting personnel from overseas institutions and learn more about our international programs. For example, in 2016, we participated in an educational event in the Beijing National Conference Center to promote and market our schools.

•	Media advertising. We have entered into a strategic cooperation agreement with Nanfang Metropolis Daily, a newspaper of significant popularity in Guangdong province, where most of our schools are located. We have arranged with Nanfang Metropolis Daily to publish a series of stories on our people, our education philosophy and our company to promote brand awareness. We have also placed advertisements on searching engines and internet portals in China.

Competition

The education service market in China is rapidly evolving, highly fragmented and competitive. In Guangdong province, where a majority of our schools are located, we compete with a number of other private schools, including Nord Anglia schools and Maple Leaf schools. We believe we can compete effectively because we have a track record of delivering offer quality education primarily to local Chinese students, while certain other market players primarily serve students from expatriate families. We may also compete with locate private international and bilingual schools in each region we have a presence. We believe we are well-positioned to replicate our success and compete effectively based on the following factors:

•	scalable business model;

•	operating knowledge;

•	reputation and brand recognition;

•	teaching quality;

•	ability to recruit and retain students;

•	ability to recruit and retain principals and teaching staff;

•	relationship with local education authorities, international program accreditors and overseas colleges and universities; and

•	relationship with other key stakeholders, such as real estate developers.

Properties and Facilities

All of our properties are located in China. We currently occupy a total combined gross floor area of more than 1.1 million square meters of facilities developed by Country Garden. By utilizing the properties developed by Country Garden, we avoid significant capital expenditures in connection with land procurement and facilities construction. We may also provide preferential student placements and tuition discounts to homeowners of the Country Garden properties. We are in the process of entering into school operation agreements to document our arrangements with Country Garden. In recognition of our synergistic relationship, Country Garden adopted an internal policy that designates us as a preferred school operator partner, under which we are entitled to the right of first refusal on school development projects in connection with its new residential properties.

We also lease a total site area of approximately 172,240 square meters of land from a third party for Guangdong Country Garden School. This lease expires in 2063, and we pay annual rental charges, which are adjusted for annual changes in the cost of living index. The lessor may terminate the lease only for our material breach of contract. See “Risk Factors—Risks Related to Our Business and Industry—We have certain property defects relating to our lease of the land occupied by Guangdong Country Garden School, which may adversely affect our operations.”

Employees

We had an average number of employees of 4,103, 4,698, 5,716 and 6,079 for the 2014, 2015, 2016 fiscal years and the first half of the 2017 fiscal year, respectively. The majority of our employees are full-time and have signed employment agreements for one year, renewable with substantially same terms on mutual agreements. In addition to teachers, we also have supporting staff such as security guards, chefs, electricians and chauffeurs, and educational and administrative staff including teaching assistants, librarians, medical staff, nursery staff and employees in sales and marketing, finance and general administration. The following table sets forth the average numbers of our employees, categorized by function for the period indicated.

	2014 fiscal year	2015 fiscal year	2016 fiscal year	First half of the 2017 fiscal year
Teachers and instructors	1,932	2,352	2,899	3,142
Managerial staff	60	68	110	150
Educational and administrative staff	822	861	1,211	1,215
Supporting staff	1,289	1,417	1,496	1,571

Total	4,103	4,698	5,716	6,079

As required by PRC laws and regulations, we participate in various employee social security plans for our employees that are administered by local PRC governments, including housing, pension, medical insurance and unemployment insurance. We compensate our employees with basic salaries and performance-based bonuses. None of our employees is represented by any collective bargaining arrangements. We believe we have maintained good relationship with our employees.

Intellectual Property

We have obtained a license to use certain trademarks, including “Country Garden,” from Country Garden free of charge for a term expiring in 2020 and plan to obtain a renewal thereafter. We have applied for or registered trademarks relating to our logos and names, including “Bright Scholar” and “Bo Shi Le” in China. As of February 28, 2017, we had registered three trademarks including “élan,” with the PRC Trademark Office and major domain names used for our operation with the China Internet Network Information Center, including www.bgyedu.cn and www.bgyfhc.cn. From time to time, we are required to obtain licenses with respect to course materials owned by third parties for our education services, in particular for our international program which requires foreign-language education materials. We own copyrights to the course content we developed in-house.

Our trademarks and other intellectual property rights distinguish our services and products from those of our competitors and contribute to our ability to compete in our target markets. To protect our intellectual properties, we rely on a combination of trademark, copyright and trade secret laws. We have confidentiality clauses in our employment agreements with our employees to protect our intellectual property rights, and also monitor any infringement or misappropriation of our intellectual property rights.

Insurance

We maintain various insurance policies to safeguard against risks and unexpected events. We maintain insurance to cover students and teachers’ medical expenses for injuries they might sustain at our schools. We also maintain insurance to cover our liability should any injuries occur at our schools. In addition, we maintain property insurance for our vehicles. We do not maintain business interruption insurance, product liability insurance or key-man life insurance. See “Risk Factors—Risks Related to Our Business and Industry—We have limited insurance coverage with respect to our business and operations.” We consider our insurance coverage to be in line with that of other private K-12 education providers of a similar scale in China.

Legal Proceedings

From time to time, we are subject to legal proceedings, investigations and claims during the ordinary course of our business. We are not currently a party to any legal proceeding or investigation which, in the opinion of our management, is likely to have a material adverse effect on our business, financial condition or results of operations.

PRC REGULATION

We operate our business in China under a legal regime consisting of the National People’s Congress, which is the country’s highest legislative body, the State Council, which is the highest authority of the executive branch of the PRC central government, and several ministries and agencies under its authority, including the MOE, the Ministry of Information Industry, SAIC, the Ministry of Civil Affairs and their respective local offices. The section summarizes the principal PRC regulations related to our business.

PRC Laws and Regulations Relating to Foreign Investment in Education

Foreign Investment Industries Guidance Catalog (2015)

Pursuant to the Foreign Investment Industries Guidance Catalog (Amended in 2015), or the Foreign Investment Catalog, which was amended and promulgated by the NDRC and the MOFCOM on March 10, 2015 and became effective on April 10, 2015, kindergarten education, high school education and higher education are restricted industries for foreign investors, and foreign investments are only allowed to invest in kindergarten education, high school education and higher education in cooperative ways and the domestic party shall play a dominant role in the cooperation. In addition, according to the Foreign Investment Catalog, foreign investors are prohibited from investing in compulsory education, i.e., primary school to middle school.

Sino-foreign cooperation in operating schools is specifically governed by the Regulation on Operating Sino-foreign Schools of the PRC, which was promulgated by the State Council on March 1, 2003 and became effective on September 1, 2003 and amended on July 18, 2013, the Law for Promoting Private Education of the PRC, and the Implementing Rules for the Regulations on Operating Sino-foreign Schools or the Implementing Rules, which were issued by the MOE on June 2, 2004 and became effective on July 1, 2004.

On June 18, 2012, the MOE issued the Implementation Opinions of the MOE on Encouraging and Guiding the Entry of Private Capital in the Fields of Education and Promoting the Healthy Development of Private Education to encourage private investment and foreign investment in the field of education. According to these opinions, the proportion of foreign capital in a PRC-foreign education institute shall be less than 50%.

As of the date of this prospectus, our kindergartens and high schools fall within restricted industries for foreign investors, and our international schools and bilingual schools which cover compulsory education fall within prohibited industries for foreign investors.

Regulations on Private Education in the PRC

Education Law of the PRC

On March 18, 1995, the National People’s Congress of the PRC, or the NPC, enacted the Education Law of the PRC, or the Education Law, which was amended on August 27, 2009. The Education Law sets forth provisions relating to the fundamental education systems of the PRC, including a school education system comprising kindergarten education, primary education, secondary education and higher education, a system of nine-year compulsory education, a national education examination system, and a system of education certificates. The Education Law stipulates that the government formulates plans for the development of education, establishes and operates schools and other education institution. Furthermore, it provides that in principle, enterprises, social organizations and individuals are encouraged to establish and operate schools and other types of education institutions in accordance with PRC laws and regulations. Meanwhile, no organization or individual may establish or operate a school or any other education institution for profit-making purposes. On December 27, 2015, the Education Law was amended, which became effective on June 1, 2016. The amended Education Law repudiates a specific paragraph of the old law, which prohibits any organization or individual from establishing or operating a school or any other education institution for profit-making purposes. Nevertheless, schools and other education institutions sponsored wholly or partially by government financial funds and donated assets remain prohibited from being established as for-profit organizations.

The Law for Promoting Private Education and the Implementation Rules for the Law for Promoting Private Education

The Law for Promoting Private Education of the PRC became effective on September 1, 2003 and was amended on June 29, 2013, and the Implementation Rules for the Law for Promoting Private Education of the PRC became effective on April 1, 2004. Under these regulations, “private schools” are defined as schools established by social organizations or individuals using non-government funds. Private schools providing academic qualifications education, kindergarten education, education for self-study examination and other education shall be subject to approval by the education authorities at or above the county level, while private schools engaging in occupational qualification training and occupational skill training shall be subject to approvals from the authorities in charge of labor and social welfare at or above the county level. A duly approved private school will be granted a Permit for Operating a Private School, and shall be registered with the Ministry of Civil Affairs of the PRC, or the MCA, or its local counterparts as a privately run non-enterprise institution. Each of our schools has obtained the Permit for Operating a Private School and has been registered with the relevant local counterpart of the MCA.

Under the above regulations, the operations of a private school are highly regulated. For example, the types and amounts of fees charged by a private school providing academic qualifications education shall be approved by relevant government authorities and publicly disclosed, and a private school that provides non-academic qualifications education shall file its pricing information with the relevant government authorities and publicly discloses such information.

According to PRC laws and regulations, entities and individuals who establish private schools are commonly referred to as “sponsors” rather than “owners” or “shareholders.” The economic substance of “sponsorship” with respect to private schools is substantially similar to that of shareholder’s ownership with respect to companies in terms of legal, regulatory and tax matters. For example, the name of the sponsor shall be entered into the private schools’ articles of association and Permit for Operating a Private School, similar to that of shareholders where their names shall be entered into the company’s articles of associations and corporate records filed with relevant authority. From the perspective of control, the sponsor of a private school also has the right to exercise ultimate control over the school by means such as adopting the private school’s constitutional documents, electing the school’s decision-making bodies, including the school’s board of directors and principals. The sponsor can also profit from the private schools by receiving “reasonable returns,” as explained in detail below, or disposing its sponsorship interests in the schools for economic gains. However, the rights of sponsors vis-à-vis private schools also differ from the rights of shareholders vis-à-vis companies. For example, under the PRC laws, a company’s ultimate decision-making body is its shareholders meeting, while for private schools, it is the board of directors, though the members of which are substantially appointed by the sponsor. The sponsorship interest also differs from the ownership interests with regard to the right to the distribution of residual properties upon liquidation of a private school, mainly because private education is treated as a public welfare undertaking under the current regulations. While private education is treated as a public welfare undertaking under the current regulations, sponsors of a private school may choose to require “reasonable returns” from the annual net balance of the school after deduction of costs for school operations, donations received, government subsidies (if any), the reserved development fund and other expenses as required by the regulations. Private schools whose sponsor does not require reasonable returns shall be entitled to the same preferential tax treatment as public schools, while the preferential tax treatment policies applicable to private schools whose sponsor require reasonable returns shall be formulated by the finance authority, taxation authority and other authorities under the State Council. To date, however, no regulations have been promulgated by such authorities in this regard.

As of the date of this prospectus, 24 of our schools are registered as private schools requiring reasonable returns, and the remaining 27 schools are private schools not requiring reasonable returns.

The Decision of the Standing Committee of the National People’s Congress on Amending the Law for Promoting Private Education of the PRC, or the Amendment, has been promulgated by Order No. 55 of the President of the PRC on November 7, 2016 and shall come into force on September 1, 2017.

Under the Amendment, the term “reasonable return” is no longer used and sponsors of private school may choose to establish non-profit or for-profit private schools at their own discretion, while before the Amendment, all private schools shall not be established for for-profit purposes. Nonetheless, school sponsors are not allowed to establish for-profit private schools that are engaged in compulsory education. In other words, the schools engaged in compulsory education should retain their non-profit status after the Amendment comes into force. The Amendment further establishes a new classification system for private schools to be classified by whether they are established and operated for profit-making purposes.

According to the Amendment, the key features of the aforesaid new classification system for private schools include the following:

•	sponsors of for-profit private schools are entitled to retain the profits and proceeds from the schools and the operation surplus may be allocated to the sponsors pursuant to the PRC Company Law and other relevant laws and regulations;

•	sponsors of non-profit private schools are not entitled to the distribution of profits or proceed from the non-profit schools and all operation surplus of non-profit schools shall be used for the operation of the schools;

•	for-profit private schools are entitled to set their own tuition and other miscellaneous fees without the need to seek prior approvals from or report to the relevant government authorities. The collection of fees by non-profit private schools, on the other hand, shall be regulated by the provincial, autonomous regional or municipal governments;

•	private schools (for-profit and non-profit) may enjoy preferential tax treatments. Non-profit private schools will be entitled to the same tax benefits as public schools. Taxation policies for for-profit private schools after the Amendment taking effect are still unclear as more specific provisions are yet to be introduced;

•	where there is construction or expansion of a non-profit private school, the school may acquire the required land use rights in the form of allocation by the government as a preferential treatment. Where there is construction or expansion of a for-profit private school, the school may acquire the required land use rights by purchasing them from the government;

•	the remaining assets of non-profit private schools after liquidation shall continue to be used for the operation of non-profit schools. The remaining assets of for-profit private schools shall be distributed to the sponsors in accordance with the PRC Company Law; and

•	people’s governments at or above the county level may support private schools by subscribing to their services, provision of student loans and scholarships, and leases or transfers of unused state assets. The governments may further take such measures as government subsidies, bonus funds and incentives for donation in support of non-profit private schools.

On December 29, 2016, the State Council issued the Several Opinions of the State Council on Encouraging the Operation of Education by Social Forces and Promoting the Healthy Development of Private Education, or the State Council Opinions, which requires to ease the access to the operation of private schools and encourages social forces to enter the education industry. The State Council Opinions also provides that each level of the people’s governments shall increase their support to the private schools in terms of financial investment, financial support, autonomy policies, preferential tax treatments, land policies, fee policies, autonomy operation, protecting the rights of teachers and students etc. Further, the State Council Opinions require each level of the people’s governments to improve its local policies on government support to for-profit and non-profit private schools by ways of preferential tax treatments etc. In addition, under the State Council Opinions, private schools shall strengthen its construction of the Chinese Communist Party, or the CCP, and further the theoretical system of Socialism with Chinese Characteristics by introducing such system into textbooks and teaching programs. The construction of the CCP’s organizations by the private schools as well as the CCP’s leadership to private schools shall constitute an important part of such schools annual inspection.

On December 30, 2016, the MOE, MCA, SAIC, the Ministry of Human Resources and Social Welfare and the State Commission Office of Public Sectors Reform jointly issued the Implementation Rules on the Classification Registration of Private Schools to reflect the new classification system for private schools as set out in the Amendment. Generally, if a private school established before promulgation of the Amendment chooses to register as a non-profit school, it shall amend its articles of association, continue its operation and complete the new registration process. If such private school chooses to register as a for-profit school, it shall conduct financial liquidation process, have the property rights of its assets such as lands, school buildings and net balance being authenticated by relevant government authorities, pay up relevant taxes, apply for a new Permit for Operating a Private School, re-register as for-profit schools and continue its operation. Specific provisions regarding the above registrations are yet to be introduced by people’s governments at the provincial level.

On December 30, 2016, the MOE, SAIC and the Ministry of Human Resources and Social Welfare jointly issued the Implementation Rules on the Supervision and Administration of For-profit Private Schools, pursuant to which the establishment, division, merger and other material changes of a for-profit private school shall first be approved by the education authorities or the authorities in charge of labor and social welfare, and then be registered with the competent branch of SAIC.

For a detailed discussion on how the Amendment and the above regulations will affect our schools, see “Risk Factors—Risks Related to Business and Industry—We may be subject to significant limitations on our ability to engage in the private education business or make payments to our subsidiaries and may otherwise be materially and adversely affected by changes in PRC laws and regulations.”

Besides the Amendment and the above regulations, the other details of the operation requirement of non-profit schools and for-profit schools will further be provided in implementation regulations that are yet to be introduced:

•	the amendment to the Implementation Rules for the Law for Promoting Private Education of the PRC;

•	the local regulations relating to legal person registration of for-profit and non-profit private schools; and

•	the specific measures to be formulated and promulgated by the competent authorities responsible for the administration of private schools in the province(s) in which our schools are located, including but not limited to the specific measures for registration of pre-existing private schools, the specific requirements for authenticating various parties’ property rights and payment of taxes and fees of for-profit private schools, taxation policies for for-profit private schools, measures for the collection of non-profit private schools’ fees.

Regulations on compulsory education

According to the Law for Compulsory Education of the PRC, which was promulgated by the NPC on April 12, 1986 and was amended by the tenth Standing Committee of the NPC on June 29, 2006 and by the twelfth Standing Committee of the NPC on April 24, 2015, a nine-year system of compulsory education, including six years of primary school and three years of middle school, was adopted.

Further, the MOE issued the Reform Guideline on the Curriculum System of Compulsory Education (Trial) on June 8, 2001, which became effective on the same day, pursuant to which schools providing compulsory education shall follow a “state-local-school” three-tier curriculum system. In other words, schools must follow the state curriculum standard for state courses, while the local education authorities have the power to determine the curriculum standard for other courses, and schools may also develop curriculum that are suitable for their specific needs provided that the state curriculum shall be completely maintained.

Regulations on the operation of high schools

The MOE has promulgated several regulations on the operation of high schools, which mainly concern the choice of textbooks, the curriculum system and the graduation exam system.

According to the Circular of the Central Office of the MOE on the Selection of the Trial Textbooks for the Curriculum of High Schools promulgated on April 26, 2005 and the Interim Measures for the Management of the Selection of the Primary and Middle School Textbooks promulgated and came into effect on September 30, 2014, the textbooks used by the primary and middle schools can only be selected from the catalog issued by the MOE; and the provincial education authority is in charge of textbook selection within its relevant administrative jurisdiction and has the power to approve the curriculum system applied in the primary and middle schools within the province.

Further, the MOE issued the Notice on Developing Trial Curriculum System in High Schools, the Guidance on Strengthening Instruction on Developing Trial Curriculum System in High Schools, the Notice on Propelling 2006 Trial Curriculum System in High Schools and the Notice on Propelling 2007 Trial Curriculum System in High Schools from 2003 through 2007, pursuant to which the MOE developed a new curriculum system in high schools nationwide, and the implementation of such curriculum system is carried on mainly by the provincial education authorities while the MOE mainly provides guidance to its local counterparts. Under the guidelines of the MOE and subject to approval by the respective provincial education authorities, the high schools may adopt their own unique curriculum system.

Since we offer internationally-accredited courses to our students, primarily in our international schools, we may be deemed to offer insufficient government-mandated coursework to students enrolled in our international programs from grades one through nine. Additionally, we did not obtain the required government approval for providing non-government-mandated coursework and the use of foreign textbooks in certain schools. For a detailed description of the risk associated with these matters, see “Risk Factors—Risks Related to Business and Industry—If regulatory authorities challenge our curriculum or textbook practices, our business, results of operations and financial condition may be materially and adversely affected.”

Measures for Punishment for Violation of Professional Ethics of Primary and Secondary School Teachers

On January 11, 2014, MOE promulgated the Measures for Punishment for Violation of Professional Ethics of Primary and Secondary School Teachers, which prohibits teachers of primary and secondary schools from providing paid tutoring in schools or in out-of-school learning centers. Some provinces and cities where our schools are located have adopted more stringent regulations which prohibit public school teachers from teaching, on a part-time basis, at private schools or learning centers. For a detailed description of the risk associated with these matters, see “Risk Factors—Risk Related to Business and Industry—We may be unable to recruit, train and retain a sufficient number of qualified and experienced teachers and principals.”

PRC Laws and Regulations Relating to Trademark and Domain Name

Trademark

Pursuant to the Trademark Law of the PRC, or the Trademark Law, which was revised on August 30, 2013 and with effect from May 1, 2014, registered trademarks refer to trademarks that have been approved and registered by the Trademark Office of the State Administration for Industry & Commerce, which include commodity trademarks, service trademarks, collective marks and certification marks. The trademark registrant shall enjoy an exclusive right to use the trademark, which shall be protected by law.

Domain name

Pursuant to the Measures for the Administration of Internet Domain Names of China, which was promulgated by the Ministry of Industry and Information Technology of the PRC on November 5, 2004 and with effect from December 20, 2004, “domain name” shall refer to the character mark of hierarchical structure, which identifies and locates a computer on the internet and corresponds to the Internet protocol (IP) address of that computer and the principle of “first come, first serve” is followed for the domain name registration service. After completing the domain name registration, the registrant becomes the holder of the domain name registered by him/it. Furthermore, the holder shall pay operation fees for registered domain names on time in accordance with the schedule set by the relevant domain name registrar. If the domain name holder fails to pay the corresponding fees as required, the original domain name registrar will cancel the domain name and notify the holder in writing.

PRC Laws and Regulations Relating to Foreign Exchange

The principal regulation governing foreign currency exchange in China is the Foreign Exchange Administration Rules of the PRC. These were promulgated by the State Council of the PRC on January 29, 1996 and with effect from April 1, 1996 and were amended on January 14, 1997 and August 5, 2008. Under these rules, Renminbi is generally freely convertible for payments of current account items, such as trade and service-related foreign exchange transactions and dividend payments, but not freely convertible for capital account items, such as direct investment, loan or investment in securities outside China, unless the prior approval of the SAFE or its local counterparts is obtained.

Under the Foreign Exchange Administration Rules, foreign-invested enterprises in the PRC may, without the approval of SAFE, make a payment from their foreign exchange accounts at designated foreign exchange banks for paying dividends with certain evidencing documents (such as board resolutions, tax certificates), or for trade and services-related foreign exchange transactions by providing commercial documents evidencing such transactions. They are also allowed to retain foreign currency (subject to a cap approval by SAFE) to satisfy foreign exchange liabilities. In addition, foreign exchange transactions involving overseas direct investment or investment and trading in securities, derivative products abroad are subject to registration with SAFE or its local counterparts and approval form or filling with the relevant PRC government authorities (if necessary).

According to the Circular on the Management of Offshore Investment and Financing and Round Trip Investment By Domestic Residents through Special Purpose Vehicles, or Circular 37, which was promulgated on July 14, 2014 and with effect from the same day, before a domestic resident contributes its legally owned onshore or offshore assets and equity into a SPV, the domestic resident shall be required to register with the local branch of SAFE for foreign exchange registration of overseas investments before contributing the domestic and overseas lawful assets or interests to a SPV, and to update such registration in the event of any change of basic information of the registered SPV or major change in the SPV’s capital, including increases and decreases of capital, share transfers, share swaps, mergers or divisions. The SPV is defined as an “offshore enterprise directly established or indirectly controlled by the domestic resident (including domestic institution and individual resident) with their legally owned assets and equity of the domestic enterprise, or legally owned offshore assets or equity, for the purpose of investment and financing”; “Round Trip Investments” refer to “the direct investment activities carried out by a domestic resident directly or indirectly via an SPV, that is, establishing a foreign-invested enterprise or project within the PRC through a new entity, merger or acquisition and other ways, while obtaining ownership, control, operation and management and other rights and interests”. In addition, according to the procedural guidelines as attached to the Circular 37, the principle of review has been changed to “the domestic individual resident is only required to register the SPV directly established or controlled (first level)”.

Pursuant to Circular of the State Administration of Foreign Exchange on Further Simplifying and Improving the Direct Investment-related Foreign Exchange Administration Policies, or Circular 13, which was promulgated on February 13, 2015 and implemented June 1, 2015, the initial foreign exchange registration for establishing or taking control of a SPV by domestic residents can be conducted with a qualified bank, instead of the local foreign exchange bureau, and the Circular 13 also simplifies some procedures relating to foreign exchange for direct investments.

On March 30, 2015, the SAFE promulgated the Circular on Reforming the Management Approach regarding the Settlement of Foreign Exchange Capital of Foreign-invested Enterprises, or Circular 19, which came into effect from June 1, 2015. According to Circular 19, the foreign exchange capital of foreign-invested enterprises shall be subject to the Discretional Foreign Exchange Settlement. The Discretional Foreign Exchange Settlement refers to the foreign exchange capital in the capital account of a foreign-invested enterprise for which the rights and interests of monetary contribution has been confirmed by the local foreign exchange bureau (or the book-entry registration of monetary contribution by the banks) can be settled at the banks based on the actual operational needs of the foreign-invested enterprise. The proportion of Discretional Foreign Exchange Settlement of the foreign exchange capital of a foreign-invested enterprise is temporarily determined to be 100%. The Renminbi converted from the foreign exchange capital will be kept in a designated account and if a foreign-invested enterprise needs to make further payment from such account, it still needs to provide supporting documents and go through the review process with the banks.

SAFE issued the Circular on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or Circular 16, on June 9, 2016, which became effective simultaneously. Pursuant to Circular 16, enterprises registered in the PRC may also convert their foreign debts from foreign currency to Renminbi on self-discretionary basis. Circular 16 provides an integrated standard for conversion of foreign exchange under capital account items (including but not limited to foreign currency capital and foreign debts) on self-discretionary basis which applies to all enterprises registered in the PRC. Circular 16 reiterates the principle that Renminbi converted from foreign currency-denominated capital of a company may not be directly or indirectly used for purposes beyond its business scope or prohibited by PRC laws or regulations, while such converted Renminbi shall not be provided as loans to its non-affiliated entities.

As Circular 16 is newly issued and SAFE has not provided detailed guidelines with respect to its interpretation or implementations, it is uncertain how these rules will be interpreted and implemented.

As of the date of this prospectus, all PRC residents known to us that currently have direct or indirect interests in our company have completed the necessary registrations, as required by Circular 37. For a detailed description of the risk associated with the non-completion of such process, see “Risk Factors—Risks Related to Doing Business in China—A failure by the beneficial owners of our shares who are PRC residents to comply with certain PRC foreign exchange regulations could restrict our ability to distribute profits, restrict our overseas and cross-border investment activities and subject us to liability under PRC law.”

Regulations on loans to and direct investment in the PRC entities by offshore holding companies

According to the Implementation Rules for the Provisional Regulations on Statistics and Supervision of Foreign Debt promulgated by SAFE on September 24, 1997 and the Interim Provisions on the Management of Foreign Debts promulgated by SAFE, the NDRC and the MOF and effective from March 1, 2003, loans by foreign companies to their subsidiaries in China, which accordingly are foreign-invested enterprises, are considered foreign debt, and such loans must be registered with the local branches of the SAFE. Under the provisions, the total amount of accumulated medium-term and long-term foreign debt and the balance of short-term debt borrowed by a foreign-invested enterprise is limited to the difference between the total investment and the registered capital of the foreign- invested enterprise.

According to applicable PRC regulations on foreign-invested enterprises, capital contributions from a foreign holding company to its PRC subsidiaries, which are considered foreign-invested enterprises, may only be made when approval by or registration with the MOFCOM or its local counterpart is obtained.

Provisions on the Merger and Acquisition of Domestic Enterprises by Foreign Investors (Revised in 2009)

Under the Provisions on the Merger and Acquisition of Domestic Enterprises by Foreign Investors (Revised in 2009), or the M&A Rules, a foreign investor is required to obtain necessary approvals when (1) a foreign investor acquires equity in a domestic non-foreign invested enterprise thereby converting it into a foreign-invested enterprise, or subscribes for new equity in a domestic enterprise via an increase of registered capital thereby converting it into a foreign-invested enterprise; or (2) a foreign investor establishes a foreign-invested enterprise which purchases and operates the assets of a domestic enterprise, or which purchases the assets of a domestic enterprise and injects those assets to establish a foreign-invested enterprise. According to Article 11 of the M&A Rules, where a domestic company or enterprise, or a domestic natural person, through an overseas company established or controlled by it/him/her, acquires a domestic company which is related to or connected with it/him/her, approval from the MOFCOM is required.

For a detailed description of the risk associated with the M&A Rules, see “Risk Factors—Risks Related to Doing Business in China—Certain PRC regulations, including the M&A Rules and national security regulations, may require a complicated review and approval process which could make it more difficult for us to pursue growth through acquisitions in China.”

MANAGEMENT

Directors and Executive Officers

The following table sets forth information regarding our executive officers and directors as of the date of this prospectus.

Directors and Executive Officers	Age	Position/Title
Huiyan Yang	35	Chairperson
Junli He	43	Chief Executive Officer and Director
Dongmei Li	48	Chief Financial Officer
Shu Chen	32	Vice President
Jinsheng Cheng	54	Vice President

Huiyan Yang is a co-founder of certain of our schools and has served as a director and the chairperson of Bright Scholar Holdings since our inception. Ms. Yang joined Country Garden Holding Company Limited, a related party, which is a HKSE-listed Chinese residential property developer, in 2005, as the manager of its procurement department. Ms. Yang has served as a director of Country Garden since December 2006 and its vice chairperson since March 2012. Ms. Yang graduated from Ohio State University with a bachelor degree in marketing and logistics. Ms. Yang received her middle school education from Guangdong Country Garden School. She received the “China Charity Award Special Contribution Award” in 2008.

Junli He has served as the chief executive officer and a director of Bright Scholar Holdings since October 2015. Prior to joining us, Mr. He was the founder and chief executive officer of Time Education China Holdings Ltd., and he also served as chief financial officer, chief executive officer and a director of Noah Education Holdings Ltd., a former NYSE-listed private education services provider in China, from July 2009 to December 2011. Mr. He was a portfolio manager at Morgan Stanley Global Wealth Management from June 2008 to June 2009 and worked at Bear Stearns from July 2006 to May 2008. Mr. He obtained a bachelor degree in science from Peking University and a MBA with Honors from the University of Chicago, Booth School of Business. Mr. He is also a CFA charter holder.

Dongmei Li has served as the chief financial officer of Bright Scholar Holdings since February 2017. Prior to joining us, Ms. Li served as financial controller, vice president of finance and chief financial officer of Noah Education Holdings Ltd. from December 2007. Previously, Ms. Li served as the financial controller and the head of investor relations of China GrenTech, a NASDAQ-listed company, from April 2007 to November 2007. From February 1999 to March 2007, Ms. Li served as a senior finance manager at Conair Corp., a Fortune 500 company. Ms. Li obtained a bachelor degree in business administration and tourism management from the Beijing Second Foreign Language Institute, and a master degree in business administration from the Arizona State University, Thunderbird School of Global Management. She is a certified master financial manager from the American Academy of Financial Management and is also a member of the Institute of Management Accountants.

Shu Chen has served as a vice president of Bright Scholar Holdings since March 2017. Mr. Chen has also served as a managing director of Kirkcaldy Family Office, primarily engaged in education planning for children of clients and financial strategy development for clients’ overseas investments, since 2015. From 2015 to 2017, Mr. Chen served as a managing director of Feishang Group, a Chinese investment holding company. From 2008 to 2015, Mr. Chen was the founder and chairman of Yinghao College (International), one of China’s first international schools. Mr. Chen was a senior consultant in Segway Inc. from 2010 to 2012, the chairman of Zeus Education from 2007 to 2014 and an investment analyst in Agilo from 2007 to 2008. Mr. Chen obtained a bachelor degree in economics from University College London.

Jinsheng Cheng has served as a vice president of Bright Scholar Holdings since November 2015 and the principal of Guangdong Country Garden School since January 2017. Mr. Cheng joined Guangdong Country Garden School since its establishment in 1994. He served as the principal of Guangdong Country Garden School from July 2003 to May 2005 and the principal of Phoenix City Bilingual School from May 2005 to January 2017. Mr. Cheng has served as the vice president of BGY Education Investment, our affiliated entity, since September 2016 and he has over 30 years’ education experience. Mr. Cheng obtained a bachelor degree in science from Anhui Normal University and completed master course in Beijing Normal University.

Board of Directors

Our board of directors currently consists of two directors. Additional directors will join the board before or upon the effectiveness of our registration statement on Form F-1, of which this prospectus is a part. A director is not required to hold any shares in our company. A director may vote with respect to any contract, proposed contract, or arrangement in which he or she is materially interested provided (1) such director, if his interest in such contract or arrangement is material, has declared the nature of his interest at the earliest meeting of the board at which it is practicable for him to do so, either specifically or by way of a general notice and (2) if such contract or arrangement is a transaction with a related party, such transaction has been approved by the audit committee. A director may exercise all the powers of the company to borrow money, mortgage its business, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of the company or of any third party.

Committees of the Board of Directors

Our board of directors will establish an audit committee, a compensation committee and a nominating and corporate governance committee prior to the completion of this offering, and will adopt a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee will consist of              and will be chaired by             .              satisfy the “independence” requirements of [Section 303A of the Corporate Governance Rules of the New York Stock Exchange/Rule5605(c)(2) of the NASDAQ Stock Market Rules] and meet the independence standards under Rule 10A-3 under the Securities Exchange Act of 1934, as amended. We have determined that              qualifies as an “audit committee financial expert.” The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee will be responsible for, among other things:

•	selecting the independent registered public accounting firm and pre-approving all auditing and non-auditing services permitted to be performed by the independent registered public accounting firm;

•	reviewing with the independent registered public accounting firm any audit problems or difficulties and management’s response;

•	reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

•	discussing the annual audited financial statements with management and the independent registered public accounting firm;

•	reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of material control deficiencies;

•	reviewing and reassessing annually the adequacy of our audit committee charter;

•	meeting separately and periodically with management and the independent registered public accounting firm; and

•	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee. Our compensation committee will consist of             , and will be chaired by             .              satisfy the “independence” requirements of [Section 303A of the Corporate Governance Rules of the New York Stock Exchange/Rule5605(c)(2) of the NASDAQ Stock Market Rules]. The compensation committee will assist the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which their compensation is deliberated upon. The compensation committee will be responsible for, among other things:

•	reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;

•	reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors;

•	reviewing periodically and approving any incentive compensation or equity plans, programs or similar arrangements; and

•	selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee will consist of             , and will be chaired by             .              satisfy the “independence” requirements of [Section 303A of the Corporate Governance Rules of the New York Stock Exchange/Rule5605(c)(2) of the NASDAQ Stock Market Rules]. The nominating and corporate governance committee will assist the board in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee will be responsible for, among other things:

•	recommending nominees to the board for election or re-election to the board, or for appointment to fill any vacancy on the board;

•	reviewing annually with the board the current composition of the board with regards to characteristics such as independence, age, skills, experience and availability of service to us;

•	selecting and recommending to the board the names of directors to serve as members of the audit committee and the compensation committee, as well as of the nominating and corporate governance committee itself;

•	developing and reviewing the corporate governance principles adopted by the board and advising the board with respect to significant developments in the law and practice of corporate governance and our compliance with such laws and practices; and

•	evaluating the performance and effectiveness of the board as a whole.

Duties of Directors

Under Cayman Islands law, our directors owe to us fiduciary duties, including a duty of loyalty, a duty to act honestly and a duty to act in what they consider in good faith to be in our best interests. Our directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time. Our company may have the right to seek damages if a duty owed by our directors is breached. You should refer to “Description of Share Capital—Differences in Corporate Law” for additional information on our standard of corporate governance under Cayman Islands law.

Terms of Directors and Officers

Pursuant to the amended and restated memorandum and articles of association, which will become effective and replace the current memorandum and articles of association in their entirety upon the completion of this offering, our officers will be elected by and serve at the discretion of the board. Our directors are not subject to a term of office and hold office until such time as they resign or are removed from office by [ordinary] resolution of our shareholders. A director will be removed from office automatically if, among other things, the director (1) becomes bankrupt or makes any arrangement or composition with his creditors; or (2) dies or is found by our company to be of unsound mind.

Employment Agreements

We [have] entered into employment agreements with our executive officers. Each of our executive officers is employed for a specified time period, which will be automatically extended for successive one-year terms unless either party gives the other party a prior written notice to terminate employment. We may terminate the employment for cause, at any time, without advance notice or remuneration, for certain acts of the executive officer, including conviction or pleading of guilty to a felony, fraud, misappropriation or embezzlement; negligent or dishonest act to our detriment; misconduct or failure to perform his or her duty; disability; or death. An executive officer may terminate his or her employment at any time with a one-month prior written notice if there is a material and substantial reduction in such executive officer’s existing authority and responsibilities or at any time if the termination is approved by our board of directors.

Each executive officer has agreed to hold, both during and after the employment agreement expires, in strict confidence and not to use or disclose to any person, corporation or other entity without written consent, any confidential information. Each executive officer has also agreed to assign to us all his or her all inventions, improvements, designs, original works of authorship, formulas, processes, compositions of matter, computer software programs, databases, mask works and trade secrets.

Compensation of Directors and Executive Officers

For the fiscal year ended August 31, 2016, we paid an aggregate of approximately RMB1.2 million (US$0.2 million) in cash to our executive officers, and we did not pay any cash compensation to our non-executive directors. Other than the statutory benefits that we are required by the PRC law to contribute for each employee, including pension insurance, we have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors.

Share Incentive Plan

In February 2017, our board of directors approved the 2017 Share Incentive Plan to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business. Under the 2017 Share Incentive Plan, or the 2017 Plan, the maximum aggregate number of shares which may be issued pursuant to all awards under the 2017 Plan shall be 526,316 ordinary shares, which constitutes 5.0% of the total outstanding Shares of our company on an as-converted basis as of the date of adoption of the 2017 Plan. As of the date of this prospectus, options to purchase              ordinary shares have been granted and outstanding, excluding awards that were forfeited or canceled after the relevant grant dates.

The following paragraphs describe the principal terms of the 2017 Plan.

Types of Awards. The 2017 Plan permits the awards of options, restricted shares, restricted share unit or any other type of awards that the committee decides.

Plan Administration. Our board of directors or a committee of one or more members of the board of directors will administer the 2017 Plan. The committee or the full board of directors, as applicable, will determine the participants to receive awards, the type and number of awards to be granted to each participant, and the terms and conditions of each award grant.

Award Agreement. Awards granted under the 2017 Plan are evidenced by an award agreement that sets forth terms, conditions and limitations for each award, which may include the term of the award, the provisions applicable in the event of the grantee’s employment or service terminates, and our authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind the award.

Eligibility. We may grant awards to our employees, directors and consultants of our company. However, we may grant options that are intended to qualify as incentive share options only to our employees and employees of our parent companies and subsidiaries.

Vesting Schedule. In general, the plan administrator determines the vesting schedule, which is specified in the relevant award agreement.

Exercise of Options. The plan administrator determines the exercise price for each award, which is stated in the award agreement. The vested portion of option will expire if not exercised prior to the time as the plan administrator determines at the time of its grant. However, the maximum exercisable term is 10 years from the date of a grant.

Transfer Restrictions. Awards may not be transferred in any manner by the recipient except under limited circumstances, including by will or the laws of descent and distribution, unless otherwise provided by the plan administrator.

Termination and amendment of the 2017 Plan. Unless terminated earlier, the 2017 Plan has a term of 10 years. Our board of directors has the authority to amend or terminate the plan. However, no such action may adversely affect in any material way any awards previously granted unless agreed by the recipient.

The following table summarizes, as of the date of this prospectus, the options granted under our 2017 Plan to our executive officers, directors and other individuals, excluding awards that were forfeited or canceled after the relevant grant dates.

Name	Ordinary Shares Underlying Options Awarded	Exercise Price (US$/Share)	Date of Grant	Date of Expiration

PRINCIPAL SHAREHOLDERS

The following table sets forth information concerning the beneficial ownership of our ordinary shares as of the date of this prospectus by:

•	each of our directors and executive officers, including the appointees who will become directors upon the SEC’s declaration of effectiveness of our registration statement on Form F-1 of which this prospectus is a part; and

•	each person known to us to beneficially own more than 5.0% of our ordinary shares.

The calculations in the table below assume that there are 10,000,000 ordinary shares outstanding as of the date of this prospectus and              ordinary shares outstanding immediately after the completion of this offering, including (1)              Class A ordinary shares to be sold by us in this offering in the form of ADSs, and (2)              Class B ordinary shares redesignated and converted from our outstanding ordinary shares, assuming the underwriters do not exercise their over-allotment option and excluding ordinary shares issuable upon the exercise of outstanding share options and ordinary shares reserved for issuance under our 2017 Share Incentive Plan.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant, or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned Prior to This Offering		Ordinary Shares Beneficially Owned After This Offering
	Number	%	Class A ordinary shares	Class B ordinary shares	Total ordinary shares on an as-converted basis	% of aggregate voting power†
Directors and Executive Officers:*
Ms. Huiyan Yang (1)	2,000,000	20.00%
Mr. Junli He (2)	741,000	7.41%
Mr. Jinsheng Cheng	—	—
Ms. Dongmei Li	—	—
Mr. Shu Chen	—	—
Directors and executive officers as a group	2,741,000	27.41%
Principal Shareholders:
Excellance Education Investment Limited (3)	7,259,000	72.59%
Ultimate Wise Group Limited (4)	2,000,000	20.00%
Mr. Junli He (5)	741,000	7.41%

†	For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our Class A and Class B ordinary shares as a single class. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of our Class B ordinary shares is entitled to 20 votes per share on all matters submitted to them for a vote. Our Class A ordinary shares and Class B ordinary shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. Our Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis.
*	The business address of our directors and executive officers is No. 1, Country Garden Road, Beijiao Town, Shunde District, Foshan, Guangdong 528300, China.
(1)	Represents 2,000,000 ordinary shares directly held by Ultimate Wise Group Limited, a British Virgin Islands company wholly owned by Ms. Huiyan Yang. Ms. Meirong Yang is Ms. Huiyan Yang’s relative.

According to the acting-in-concert agreement entered into between Ms. Huiyan Yang and Ms. Meirong Yang, Ms. Huiyan Yang will agree with Ms. Meirong Yang when voting and deciding on material matters in relation to the management of our company. All of these shares will be redesignated as Class B ordinary shares immediately prior to the completion of this offering.
(2)	Includes 531,000 ordinary shares directly held by Mr. Junli He and 210,000 ordinary shares [held] in an irrevocable discretionary trust established by Mr. He, all of which will be redesignated as Class B ordinary shares immediately prior to the completion of this offering.
(3)	Excellance Education Investment Limited is a British Virgin Islands company wholly owned by Ms. Meirong Yang. The registered office of Excellance Education Investment Limited is Commerce House, Wickhams Cay 1, P.O. Box 3140, Road Town, Tortola, British Virgin Islands.
(4)	Ultimate Wise Group Limited is a British Virgin Islands company wholly owned by Ms. Huiyan Yang. The registered office of Ultimate Wise Group Limited is Trident Chambers, P.O. Box 146, Road Town, Tortola, British Virgin Islands. According to the acting-in-concert agreement entered into between Ms. Huiyan Yang and Ms. Meirong Yang, Ms. Huiyan Yang will agree with Ms. Meirong Yang when voting and deciding on material matters in relation to the management of our company.
(5)	In his capacity as an individual principal shareholder. See also footnote (2) above.

On February 8, 2017, Ms. Meirong Yang and Ms. Huiyan Yang, who together beneficially own 92.59% of the equity interests in our company prior to the offering, entered into an acting-in-concert agreement. According to the acting-in-concert agreement, Ms. Huiyan Yang and Ms. Meirong Yang must consult with each other before voting and deciding on material matters in relation to the management of our company, and if no consensus could be reached through consultation, the decision made by Ms. Meirong Yang prevails. Ms. Huiyan Yang and Ms. Meirong Yang retrospectively confirmed in the acting-in-concert agreement that they have been acting-in-concert since 2008. The acting-in-concert agreement will continue after completion of this offering until (1) such agreement is terminated by the parties thereto or (2) the disposal of all of either party’s shareholding in our company and affiliated entities and termination of either party’s employment or directorship with our company and affiliated entities.

As of the date of this prospectus, none of our outstanding ordinary shares is held by record holders in the United States. None of our shareholders has informed us that it is affiliated with a registered broker-dealer or is in the business of underwriting securities. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company. See “Description of Share Capital—History of Securities Issuances” for a description of issuances of our ordinary shares that have resulted in significant changes in ownership held by our major shareholders.

RELATED PARTY TRANSACTIONS

Contractual Arrangements with Our Affiliated Entities and Their Shareholders

We entered into a series of contractual arrangements with our affiliated entities, including our schools, and Ms. Meirong Yang, and Mr. Wenjie Yang, the shareholders of our affiliated entities, in January 2017. Such contractual arrangements enable us to (1) has the power to direct the activities that most significantly affects the economic performance of the affiliated entities; (2) bear the obligation to absorb losses of our affiliated entities that could potentially be significant to the affiliated entities or to receive benefits from the affiliated entities that could potentially be significant to the affiliated entities; and (3) have an exclusive option to purchase all of the equity interests in our affiliated entities when and to the extent permitted under PRC law. Therefore, we control our affiliated entities, including our schools. For a description of these contractual arrangements, see “Corporate History and Structure—Our Corporate Structure.”

School Operation Agreements with Country Garden

In February 2017, substantially all of our schools each entered into a three-year school operation agreement with Country Garden. Under these agreements, Country Garden provides the premises and facilities for us to operate these schools, while we are responsible for the operation and management of these schools. We may also provide preferential student placements and tuition discounts to Country Garden’s homeowners.

Trademark Licensing Agreements with Country Garden

In February 2017, each of our schools entered into a trademark licensing agreement with Country Garden, pursuant to which Country Garden agreed to grant such school the right to use certain trademarks, including “Country Garden,” free of charge for a term expiring in 2020.

Transactions with Certain Related Parties

Purchases of services and materials

We purchase services and materials, which include mechanics and electrics engineering services, construction services, shuttle bus services and furniture, from other entities controlled by Ms. Huiyan Yang, our chairperson, including Country Garden. In the 2014, 2015 and 2016 fiscal years and the six months ended February 28, 2017, we have entered into various agreements with certain entities controlled by Ms. Huiyan Yang or her affiliates, including primarily the following:

•	Guangdong Teng An Mechanics and Electrics Engineering Co., Ltd.

•	Guangdong Giant Leap Construction Co., Ltd.

•	Foshan Shunde Bi Ri Security Engineering Co. Ltd.

•	Guangzhou Country Garden Shuttle Bus Services Limited

•	Zhaoqing Country Garden Furniture Co., Ltd.

•	Zhaoqing Contemporary Zhumei Furnishing Co., Ltd.

For the 2014, 2015 and 2016 fiscal years and the six months ended February 28, 2017, we paid an aggregate of approximately RMB60.9 million, RMB23.5 million, RMB30.3 million (US$4.4 million) and RMB2.9 million (US$0.4 million), respectively, to purchase materials, construction services and other services from such related parties.

Advances and loans to related parties

We, from time to time, provide short-term financing to other entities controlled by Ms. Huiyan Yang or other related parties to support their business operations and working capital needs. After considering the cash on hand and forecasted cash flows to fund our operations, we provided financing to these companies during the periods presented. The financing was provided in the form of interest-free loans. The advances and loans do not have a fixed term and are repayable upon demand. The related party companies have historically repaid advances upon demand and have paid the full principal amount. In the 2014, 2015 and 2016 fiscal years and the six months ended February 28, 2017, we have provided short-term financing to certain entities controlled by Ms. Huiyan Yang or her affiliates, including primarily the following:

•	Guangdong Country Garden Vocational Education School

•	Guo Liang Occupation Training School

•	Qingyuan Country Garden Property Development Co., Ltd.

•	Guangdong Elite Architectural Co., Ltd.

•	Foshan Shunde Guohua Memorial High School

For the 2014, 2015 and 2016 fiscal years and the six months ended February 28, 2017, we provided interest-free advance loans of approximately RMB391.5 million, RMB262.5 million, RMB716.8 million (US$104.4 million) and RMB137.2 million (US$20.0 million), respectively, to such related parties. As of August 31, 2014, 2015 and 2016 and February 28, 2017, the remaining balance of the advance loans was RMB272.5 million, RMB293.4 million, RMB131.9 million (US$19.2 million) and RMB1.0 million (US$0.1 million), respectively. As of the date of this prospectus, the remaining balance of the advance loans has been fully settled. We do not intend to provide any financing to entities controlled by Ms. Huiyan Yang after completion of this offering.

Financing from related parties

The entities controlled by Ms. Huiyan Yang have historically provided financing for us from time to time to support our operation. The financing was provided in the form of interest-free loans. The loans do not have a fixed term and are repayable upon demand. We have historically repaid loans upon demand and have paid the full principal amount. In the 2014, 2015 and 2016 fiscal years and the six months ended February 28, 2017, we have received financing from certain entities controlled by Ms. Huiyan Yang or her affiliates, including primarily the following:

•	Guangdong Giant Leap Construction Co., Ltd.

•	Qingyuan Country Garden Property Development Co., Ltd.

•	Foshan Shunde Bi Ri Security Engineering Co. Ltd.

•	Foshan Shunde BiJing Electronics Technology Co., Ltd.

•	Guangdong Elite Architectural Co., Ltd.

•	Changsha Ningxiang Country Garden Property Development Co., Ltd.

•	Guangzhou Country Garden Property Development Co., Ltd.

•	Wuhan Country Garden Property Management Co., Ltd.

For the 2014, 2015 and 2016 fiscal years and the six months ended February 28, 2017, we received financing of approximately RMB400.3 million, RMB192.3 million, RMB112.6 million (US$16.4 million) and RMB53.1 million (US$7.7 million), respectively, from such related parties. As of August 31, 2014, 2015 and 2016 and February 28, 2017, the remaining balance of the financing was RMB194.3 million, RMB297.6 million, RMB30.8 million (US$4.5 million) and RMB67.1 million (US$9.8 million), respectively. As of the date of this prospectus, the remaining balance of the financing has been fully settled. We do not intend to receive any financing from entities controlled by Ms. Huiyan Yang after completion of this offering.

Private Placements

See “Description of Share Capital—History Securities Issuances.”

Employment Agreements

See “Management—Employment Agreements.”

Share Incentive Plan

See “Management—Share Incentive Plan.”

DESCRIPTION OF SHARE CAPITAL

We are a Cayman Islands company and our affairs are governed by our memorandum and articles of association, as amended and restated from time to time, and the Companies Law (2016 Revision as amended) of the Cayman Islands, which we refer to as the Companies Law below.

As of the date of this prospectus, our authorized share capital is US$50,000 consisting of 500,000,000 ordinary shares with a par value of US$0.0001 each. As of the date of this prospectus, 10,000,000 ordinary shares are issued and outstanding.

We plan to adopt, subject to the approval of our existing shareholders, an amended and restated memorandum and articles of association, which will become effective and replace the current memorandum and articles of association in their entirety immediately prior to the completion of this offering. The following are summaries of material provisions of our post-offering amended and restated memorandum and articles of association and the Companies Law insofar as they relate to the material terms of our ordinary shares that we expect will become effective immediately prior to the completion of this offering.

Ordinary Shares

General. Immediately prior to the completion of this offering, our authorized share capital consists of (1)            Class A ordinary shares with a par value of US$0.0001 each (2)            Class B ordinary shares with a par value of US$0.0001 each. Immediately after the completion of this offering, our issued and outstanding ordinary shares will consist of            Class A ordinary shares and            Class B ordinary shares, assuming the underwriters do not exercise their option to acquire additional ADSs. All of our outstanding ordinary shares, which consist of Class A ordinary shares and Class B ordinary shares, are fully paid and non-assessable. Certificates representing the ordinary shares are issued in registered form. Our shareholders who are non-residents of the Cayman Islands may freely hold and transfer their ordinary shares.

Conversion. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any sale of Class B ordinary shares by a holder thereof to any person or entity that is not an affiliate (as defined in our amended and restated articles of association) of such holder, such Class B ordinary shares will be automatically and immediately converted into an equal number of Class A ordinary shares. [In addition, if at any time, Ms. Meirong Yang and her affiliates collectively own less than 10% of the outstanding share capital of our company, each issued and outstanding Class B ordinary share will be automatically and immediately converted into one Class A ordinary share, and we will not issue any Class B ordinary shares thereafter.]

Dividend. Subject to the Companies Law, our company in a general meeting or our directors may declare dividends in any currency to be paid to our shareholders. Dividends may be declared and paid out of our profits, realized or unrealized, or from any reserve set aside from profits which our directors determine is no longer needed. Our board of directors may also declare and pay dividends out of the share premium account or any other fund or account that can be authorized for this purpose in accordance with the Companies Law. Except in so far as the rights attaching to, or the terms of issue of, any share otherwise provides, (1) all dividends shall be declared and paid according to the amounts paid up on the shares in respect of which the dividend is paid, but no amount paid up on a share in advance of calls shall be treated for this purpose as paid up on that share and (2) all dividends shall be apportioned and paid pro rata according to the amounts paid up on the shares during any portion or portions of the period in respect of which the dividend is paid.

Our directors may also pay interim dividends, whenever our financial position, in the opinion of our directors, justifies such payment.

Our directors may deduct from any dividend or bonus payable to any shareholder all sums of money (if any) presently payable by such shareholder to us on account of calls or otherwise.

No dividend or other money payable by us on or in respect of any share shall bear interest against us. In respect of any dividend proposed to be paid or declared on our share capital, our directors may resolve and direct that (1) such dividend be satisfied wholly or in part in the form of an allotment of shares credited as fully paid up, provided that our shareholders entitled thereto will be entitled to elect to receive such dividend (or part thereof if our directors so determine) in cash in lieu of such allotment or (2) the shareholders entitled to such dividend will be entitled to elect to receive an allotment of shares credited as fully paid up in lieu of the whole or such part of the dividend as our directors may think fit. Our shareholders may, upon the recommendation of our directors, by ordinary resolution resolve in respect of any particular dividend that, notwithstanding the foregoing, a dividend may be satisfied wholly in the form of an allotment of shares credited as fully paid up without offering any right to shareholders to elect to receive such dividend in cash in lieu of such allotment.

Any dividend interest or other sum payable in cash to the holder of shares may be paid by check or warrant sent by mail addressed to the holder at his registered address, or addressed to such person and at such addresses as the holder may direct. Every check or warrant shall, unless the holder or joint holders otherwise direct, be made payable to the order of the holder or, in the case of joint holders, to the order of the holder whose name stands first on the register in respect of such shares, and shall be sent at his or their risk and payment of the check or warrant by the bank on which it is drawn shall constitute a good discharge to us.

All dividends unclaimed for one year after having been declared may be invested or otherwise made use of by our board of directors for the benefit of our company until claimed. Any dividend unclaimed after a period of six years from the date of declaration of such dividend shall be forfeited and reverted to us.

Whenever our directors have resolved that a dividend be paid or declared, our directors may further resolve that such dividend be satisfied wholly or in part by the distribution of specific assets of any kind, and in particular of paid up shares, debentures or warrants to subscribe for our securities or securities of any other company. Where any difficulty arises with regard to such distribution, our directors may settle it as they think expedient. In particular, our directors may issue fractional certificates, ignore fractions altogether or round the same up or down, fix the value for distribution purposes of any such specific assets, determine that cash payments shall be made to any of our shareholders upon the footing of the value so fixed in order to adjust the rights of the parties, vest any such specific assets in trustees as may seem expedient to our directors, and appoint any person to sign any requisite instruments of transfer and other documents on behalf of the persons entitled to the dividend, which appointment shall be effective and binding on our shareholders.

Voting Rights. On a show of hands each shareholder is entitled to one vote or, on a poll, each shareholder is entitled to one vote for each Class A ordinary share and 20 votes for each Class B ordinary share, voting together as a single class, on all matters that require a shareholder’s vote. Voting at any shareholders’ meeting is by show of hands of shareholders who are present in person or by proxy or, in the case of a shareholder being a corporation, by its duly authorized representative, unless a poll is demanded. A poll may be demanded by the chairman of such meeting or any shareholder present in person or by proxy.

No shareholder shall be entitled to vote or be reckoned in a quorum, in respect of any share, unless such shareholder is duly registered as our shareholder and all calls or instalments due by such shareholder to us have been paid.

If a clearing house (or its nominee(s)) or a central depositary entity, being a corporation, is our shareholder, it may authorize such person or persons as it thinks fit to act as its representative(s) at any meeting or at any meeting of any class of shareholders provided that, if more than one person is so authorized, the authorization shall specify the number and class of shares in respect of which each such person is so authorized. A person authorized pursuant to this provision is entitled to exercise the same powers on behalf of the clearing house or central depositary entity (or its nominee(s)) as if such person was the registered holder of our shares held by that clearing house or central depositary entity (or its nominee(s)) including the right to vote individually in a show of hands.

Meetings. Shareholders’ meetings may be convened by a majority of our board of directors or chairman. Advance notice of at least ten clear days is required for the convening of our annual general meeting and any other general meeting of our shareholders. A quorum required for a meeting of shareholders consists of at least two shareholders present in person or by proxy, representing not less than one-third in nominal value of the total issued voting shares in our company throughout the meeting.

Notwithstanding that a meeting is called by shorter notice than that mentioned above, but, subject to the Companies Law, it will be deemed to have been duly called, if it is so agreed (1) in the case of a meeting called as an annual general meeting by all of our shareholders entitled to attend and vote at the meeting; and (2) in the case of any other meeting, by a majority in number of the shareholders holding not less than 95% in nominal value of the issued shares giving that right.

No business other than the appointment of a chairman may be transacted at any general meeting unless a quorum is present at the commencement of business. However, the absence of a quorum will not preclude the appointment of a chairman. If present, the chairman of our board of directors shall be the chairman presiding at any shareholders’ meetings.

A corporation being a shareholder shall be deemed for the purpose of our amended and restated articles of association to be present in person if represented by its duly authorized representative being the person appointed by resolution of the directors or other governing body of such corporation to act as its representative at the relevant general meeting or at any relevant general meeting of any class of our shareholders. Such duly authorized representative shall be entitled to exercise the same powers on behalf of the corporation that he represents as that corporation could exercise if it were our individual shareholder.

Transfer of Ordinary Shares. Subject to any applicable restrictions set forth in our amended and restated articles of association, including, for example, the board of directors’ discretion to refuse to register a transfer of any share (not being a fully paid up share) to a person of whom it does not approve, or any share issued under share incentive plans for employees upon which a restriction on transfer imposed thereby still subsists, or a transfer of any share to more than four joint holders, any of our shareholders may transfer all or any of his or her shares by an instrument of transfer in the usual or common form or in a form prescribed by the [NASDAQ Global Market/NYSE] or in another form that our directors may approve.

Our directors may decline to register any transfer of any share which is not paid up or on which we have a lien. Our directors may also decline to register any transfer of any share unless:

•	the instrument of transfer is lodged with us and is accompanied by the certificate for the shares to which it relates and such other evidence as our directors may reasonably require to show the right of the transferor to make the transfer;

•	the instrument of transfer is in respect of only one class of share;

•	the instrument of transfer is properly stamped (in circumstances where stamping is required); and

•	fee of such maximum sum as the [NASDAQ Global Market/NYSE] may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

If our directors refuse to register a transfer, they shall, within three months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, after compliance with any notice requirement of the [NASDAQ Global Market/NYSE], be suspended and the register closed at such times and for such periods as our directors may from time to time determine; provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year as our directors may determine.

Calls on Ordinary Shares and Forfeiture of Ordinary Shares. Subject to our amended and restated memorandum and articles of association and to the terms of allotment our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their ordinary shares in a notice served to such shareholders at least 14 clear days prior to the specified time of payment. The ordinary shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption, Repurchase and Surrender of Ordinary Shares. We are empowered by the Companies Law and our amended and restated articles of association to purchase our own shares, subject to certain restrictions. Our directors may only exercise this power on our behalf, subject to the Companies Law, our amended and restated memorandum and articles of association and to any applicable requirements imposed from time to time by the [NASDAQ Global Market/NYSE], the Securities and Exchange Commission, or by any other recognized stock exchange on which our securities are listed. Under the Companies Law, the redemption or repurchase of any share may be paid out of our company’s profits or out of the proceeds of a fresh issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if the company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Law no such share may be redeemed or repurchased (1) unless it is fully paid up, (2) if such redemption or repurchase would result in there being no shares outstanding, or (3) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

Alteration of Capital. We may from time to time by ordinary resolution in accordance with the Companies Law alter the conditions of our amended and restated memorandum of association to:

•	increase our capital by such sum, to be divided into shares of such amounts, as the resolution shall prescribe;

•	consolidate and divide all or any of our share capital into shares of larger amounts than our existing shares;

•	cancel any shares which at the date of the passing of the resolution have not been taken or agreed to be taken by any person, and diminish the amount of its share capital by the amount of the shares so cancelled subject to the provisions of the Companies Law;

•	sub-divide our shares or any of them into shares of smaller amount than is fixed by our amended and restated memorandum of association, subject nevertheless to the Companies Law, so that the resolution whereby any share is sub-divided may determine that, as between the holders of the shares resulting from such subdivision, one or more of the shares may have any such preferred or other special rights over, or may have such deferred rights or be subject to any such restrictions as compared with the others, as we have power to attach to unissued or new shares; and

•	divide shares into several classes and without prejudice to any special rights previously conferred on the holders of existing shares, attach to the shares respectively any preferential, deferred, qualified or special rights, privileges, conditions or such restrictions that in the absence of any such determination in a general meeting may be determined by our directors.

We may, by special resolution, subject to any confirmation or consent required by the Companies Law, reduce our share capital or any capital redemption reserve in any manner authorized by law.

Inspection of Books and Records. Holders of our ordinary shares have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements. See “Where You Can Find Additional Information.”

Anti-Takeover Provisions. Some provisions of our post-offering amended and restated memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that authorize our board of directors to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by our shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our post-offering amended and restated memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

Pre-Emption Rights. There are no pre-emption rights applicable to the issue of new shares under either Cayman Islands law or our amended and restated memorandum and articles of association.

Register of Members. In accordance with Section 48 of the Companies Law, the register of members is prima facie evidence of the registered holder or member of shares of a company. Therefore, a person becomes a registered holder or member of shares of the company only upon entry being made in the register of members. Our directors will maintain one register of members, at the office of Codan Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman, KY1-1111, Cayman Islands, which provides us with corporate administrative services. We will perform the procedures necessary to register the shares in the register of members as required in “PART III—Distribution of Capital and Liability of Members of Companies and Associations” of the Companies Law, and will ensure that the entries on the register of members are made without any delay.

The depositary will be included in our register of members as the only holder of the common shares underlying the ADSs in this offering. The shares underlying the ADSs are not shares in bearer form, but are in registered form and are “non-negotiable” or “registered” shares in which case the shares underlying the ADSs can only be transferred on the books of the company in accordance with Section 166 of the Companies Law. In the event that we fail to update our register of members, the recourse of investors is directly to the depositary under the terms of the deposit agreement, which is governed by New York law.

The depositary will have recourse against us under the terms of the deposit agreement, and also will hold a share certificate evidencing the depositary as the registered holder of shares underlying the ADSs. Further, Section 46 of the Companies Law provides for recourse to be available to our investors in case we fail to update our register of members.

In the event we fail to update our register of member, the depositary, as the aggrieved party, may apply for an order with the courts of the Cayman Islands for the rectification of the register.

History of Securities Issuances

Ordinary shares

We were incorporated in the Cayman Islands in December 2016. Upon our incorporation, Bright Scholar Holdings issued one ordinary share to Excellence Education Investment Limited, or Excellence Education, a British Virgin Islands company wholly owned by Ms. Meirong Yang.

In February 2017, Bright Scholar Holdings issued 7,258,999 ordinary shares, 2,000,000 ordinary shares and 741,000 ordinary shares to Excellence Education, Ultimate Wise Group Limited, a British Virgin Islands company wholly owned by Ms. Huiyan Yang, and Mr. Junli He, respectively.

Option grants

We [have granted] options to purchase our ordinary shares to certain of our executive officers and employees. As of the date of this prospectus, holders of our outstanding options were entitled to purchase a total of              ordinary shares. See “Management—Share Incentive Plan.”

Differences in Corporate Law

The Companies Law is derived, to a large extent, from the older Companies Acts of England but does not follow recent United Kingdom statutory enactments, and accordingly there are significant differences between the Companies Law and the current Companies Act of England. In addition, the Companies Law differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Law applicable to us and the laws applicable to companies incorporated in the State of Delaware.

Mergers and Similar Arrangements. The Companies Law permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (1) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company and (2) a “consolidation” means the combination of two or more constituent companies into a combined company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (1) a special resolution of the shareholders of each constituent company, and (2) such other authorization, if any, as may be specified in such constituent company’s articles of association. The written plan of merger or consolidation must be filed with the Registrar of Companies together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Dissenting shareholders have the right to be paid the fair value of their shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) if they follow the required procedures, subject to certain exceptions. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by a majority in number of each class of shareholders or creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the Grand Court can be expected to approve the arrangement if it determines that:

•	the statutory provisions as to the required majority vote have been met;

•	the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

•	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law.

When a takeover offer is made and accepted by holders of 90.0% of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction is thus approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of

Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits and Protection of Minority Shareholders. In principle, we will normally be the proper plaintiff to sue for a wrong done to us as a company and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands court can be expected to apply and follow the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) which permit a minority shareholder to commence a class action against, or derivative actions in the name of, a company to challenge the following:

•	an acts which is illegal or ultra vires;

•	an act which, although not ultra vires, could only be effected duly if authorized by a special or qualified majority vote that has not been obtained; and

•	an act which constitutes a fraud on the minority where the wrongdoers are themselves in control of the company.

In the case of a company (not being a bank) having its share capital divided into shares, the Grand Court of the Cayman Islands may, on the application of members holding not less than one fifth of the shares of the company in issue, appoint an inspector to examine the affairs of the company and to report thereon in such manner as the Grand Court of the Cayman Islands shall direct.

Any of our shareholders may petition the Grand Court of the Cayman Islands which may make a winding up order if the Grand Court of the Cayman Islands is of the opinion that it is just and equitable that we should be wound up or, as an alternative to a winding up order, (1) an order regulating the conduct of our affairs in the future, (2) an order requiring us to refrain from doing or continuing an act complained of by the shareholder petitioner or to do an act which the shareholder petitioner has complained we have omitted to do, (3) an order authorizing civil proceedings to be brought in our name and on our behalf by the shareholder petitioner on such terms as the Grand Court of the Cayman Islands may direct, or (4) an order providing for the purchase of the shares of any of our shareholders by other shareholders or us and, in the case of a purchase by us, a reduction of our capital accordingly.

Generally, claims against us must be based on the general laws of contract or tort applicable in the Cayman Islands or individual rights as shareholders as established by our amended and restated articles of association.

Indemnification of Directors and Executive Officers and Limitation of Liability. Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our post-offering amended and restated memorandum and articles of association permit indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such unless such losses or damages arise from dishonesty or fraud of such directors or officers. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

In addition, we have entered into indemnification agreements with our directors and executive officers that provide such persons with additional indemnification beyond that provided in our post-offering amended and restated memorandum and articles of association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties. Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director acts in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he or she owes the following duties to the company—a duty to act in good faith in the best interests of the company, a duty not to make a personal profit based on his or her position as director (unless the company permits him or her to do so), a duty not to put himself or herself in a position where the interests of the company conflict with his or her personal interest or his or her duty to a third partyand a duty to exercise powers for the purpose for which such powers were intended. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Action by Written Consent. Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Under Cayman Islands law, a company may eliminate the ability of shareholders to approve corporate matters by way of written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matters at a general meeting without a meeting being held by amending the articles of association. Our post-offering memorandum and articles of association do not allow shareholders to act by written resolutions.

Shareholder Proposals. Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

With respect to shareholder proposals, Cayman Islands law is essentially the same as Delaware law. Cayman Islands Companies Law does not provide shareholders with an express right to put forth any proposal before an annual meeting of the shareholders. However, Cayman Islands Companies Law may provide shareholders with limited rights to requisition a general meeting but such rights must be stipulated in the articles of association of the Company. Our amended and restated articles of association do not provide our shareholders with any rights to put any proposals before an annual meeting of the shareholders or give shareholders any rights to requisition a general meeting.

Cumulative Voting. Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands but our post-offering amended and restated articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors. Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our post-offering amended and restated articles of association, directors may be removed with or without cause, by an ordinary resolution of our shareholders.

Transactions with Interested Shareholders. The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting share within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company, for a proper purpose and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding up and Liquidation. Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.

Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or if the company is unable to pay its debts as they fall due. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

Subject to any future shares which are issued with specific rights, (1) if we are wound up and the assets available for distribution among our shareholders are more than sufficient to repay the whole of the capital paid up at the commencement of the winding up, the excess shall be distributed pari passu among those shareholders in proportion to the amount paid up at the commencement of the winding up on the shares held by them, respectively, and (2) if we are wound up and the assets available for distribution among the shareholders as such are insufficient to repay the whole of the paid-up capital, those assets shall be distributed so that, as nearly as may be, the losses shall be borne by the shareholders in proportion to the capital paid up at the commencement of the winding up on the shares held by them, respectively.

If we are wound up (whether the liquidation is voluntary or by the court), the liquidator may with the sanction of our special resolution and any other sanction required by the Companies Law, divide among our shareholders in specie or kind the whole or any part of our assets (whether or not they shall consist of property of the same kind) and may, for such purpose, set such value as the liquidator deems fair upon any property to be divided and may determine how such division shall be carried out as between the shareholders or different classes of shareholders.

The liquidator may also vest the whole or any part of these assets in trustees upon such trusts for the benefit of the shareholders as the liquidator shall think fit, but so that no shareholder will be compelled to accept any assets, shares or other securities upon which there is a liability.

The consideration received by each holder of a Class A ordinary share and a holder of a Class B ordinary share will be the same in any liquidation event.

Variation of Rights of Shares. Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Alterations to our amended and restated memorandum and articles of association may only be made by special resolution, meaning a majority of not less than two-thirds of votes cast at a shareholders’ meeting.

If at any time, our share capital is divided into different classes of shares, all or any of the special rights attached to any class of shares may, subject to the provisions of the Companies Law, be varied with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class. Consequently, the rights of any class of shares cannot be detrimentally altered without a majority of two-thirds of the vote of all of the shares in that class. The provisions of our amended and restated articles of association relating to general meetings shall apply similarly to every such separate general meeting, but so that the quorum for the purposes of any such separate general meeting or at the adjourned meeting shall be a person or persons together holding (or represented by proxy) on the date of the relevant meeting not less than one-third in nominal value of the issued shares of that class, that every holder of shares of the class shall be entitled on a poll to one vote for every such share held by such holder and that any holder of shares of that class present in person or by proxy may demand a poll.

The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu with such existing class of shares.

Amendment of Governing Documents. Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under Cayman Islands law, our post-offering amended and restated memorandum and articles of association may only be amended with a special resolution of our shareholders.

Rights of Non-resident or Foreign Shareholders. There are no limitations imposed by our post-offering amended and restated memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our post-offering amended and restated memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

American Depositary Receipts

                , as depositary will issue the ADSs which you will be entitled to receive in this offering. Each ADS will represent an ownership interest in            ordinary shares which we will deposit with the custodian, as agent of the depositary, under the deposit agreement among ourselves, the depositary and yourself as an ADR holder. In the future, each ADS will also represent any securities, cash or other property deposited with the depositary but which they have not distributed directly to you. Unless certificated ADRs are specifically requested by you, all ADSs will be issued on the books of our depositary in book-entry form and periodic statements will be mailed to you which reflect your ownership interest in such ADSs. In our description, references to American depositary receipts or ADRs shall include the statements you will receive which reflect your ownership of ADSs.

The depositary’s office is located at            .

You may hold ADSs either directly or indirectly through your broker or other financial institution. If you hold ADSs directly, by having an ADS registered in your name on the books of the depositary, you are an ADR holder. This description assumes you hold your ADSs directly. If you hold the ADSs through your broker or financial institution nominee, you must rely on the procedures of such broker or financial institution to assert the rights of an ADR holder described in this section. You should consult with your broker or financial institution to find out what those procedures are.

As an ADR holder, we will not treat you as a shareholder of ours and you will not have any shareholder rights. Cayman Islands law governs shareholder rights. Because the depositary or its nominee will be the shareholder of record for the shares represented by all outstanding ADSs, shareholder rights rest with such record holder. Your rights are those of an ADR holder. Such rights derive from the terms of the deposit agreement to be entered into among us, the depositary and all registered holders from time to time of ADSs issued under the deposit agreement. The obligations of the depositary and its agents are also set out in the deposit agreement. Because the depositary or its nominee will actually be the registered owner of the shares, you must rely on it to exercise the rights of a shareholder on your behalf. The deposit agreement and the ADSs are governed by New York law. Under the deposit agreement, as an ADR holder, you agree that any legal suit, action or proceeding against or involving us or the depositary, arising out of or based upon the deposit agreement or transactions contemplated thereby, may only be instituted in a state or federal court in New York, New York, and you irrevocably waive any objection which you may have to the laying of venue of any such proceeding and irrevocably submit to the exclusive jurisdiction of such courts in any such suit, action or proceeding.

The following is a summary of what we believe to be the material terms of the deposit agreement. Notwithstanding this, because it is a summary, it may not contain all the information that you may otherwise deem important. For more complete information, you should read the entire deposit agreement and the form of ADR which contains the terms of your ADSs. You can read a copy of the deposit agreement which is filed as an exhibit to the registration statement of which this prospectus forms a part. You may also obtain a copy of the deposit agreement at the SEC’s Public Reference Room which is located at 100 F Street, NE, Washington, DC 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-732-0330. You may also find the registration statement and the attached deposit agreement on the SEC’s website at www.sec.gov.

Share Dividends and Other Distributions

How will I receive dividends and other distributions on the shares underlying my ADSs?

We may make various types of distributions with respect to our securities. The depositary has agreed that, to the extent practicable, it will pay to you the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, after converting any cash received into U.S. dollars (if it determines such conversion may be made on a reasonable basis) and, in all cases, making any necessary deductions provided for in the deposit agreement. The depositary may utilize a division, branch or affiliate of                  to direct, manage and/or execute any public and/or private sale of securities under the deposit agreement. Such division, branch and/or affiliate may charge the depositary a fee in connection with such sales, which fee is considered an expense of the depositary. You will receive these distributions in proportion to the number of underlying securities that your ADSs represent.

Except as stated below, the depositary will deliver such distributions to ADR holders in proportion to their interests in the following manner:

•	Cash. The depositary will distribute any U.S. dollars available to it resulting from a cash dividend or other cash distribution or the net proceeds of sales of any other distribution or portion thereof (to the extent applicable), on an averaged or other practicable basis, subject to (1) appropriate adjustments for taxes withheld, (2) such distribution being impermissible or impracticable with respect to certain registered ADR holders, and (3) deduction of the depositary’s and/or its agents’ expenses in (i) converting any foreign currency to U.S. dollars to the extent that it determines that such conversion may be made on a reasonable basis, (ii) transferring foreign currency or U.S. dollars to the United States by such means as the depositary may determine to the extent that it determines that such transfer may be made on a reasonable basis, (iii) obtaining any approval or license of any government authority required for such conversion or transfer, which is obtainable at a reasonable cost and within a reasonable time and (iv) making any sale by public or private means in any commercially reasonable manner. If exchange rates fluctuate during a time when the depositary cannot convert a foreign currency, you may lose some or all of the value of the distribution.

•	Shares. In the case of a distribution in shares, the depositary will issue additional ADRs to evidence the number of ADSs representing such shares. Only whole ADSs will be issued. Any shares which would result in fractional ADSs will be sold and the net proceeds will be distributed in the same manner as cash to the ADR holders entitled thereto.

•	Rights to receive additional shares. In the case of a distribution of rights to subscribe for additional shares or other rights, if we timely provide evidence satisfactory to the depositary that it may lawfully distribute such rights, the depositary will distribute warrants or other instruments in the discretion of the depositary representing such rights. However, if we do not timely furnish such evidence, the depositary may:

•	sell such rights if practicable and distribute the net proceeds in the same manner as cash to the ADR holders entitled thereto; or

•	if it is not practicable to sell such rights by reason of the non-transferability of the rights, limited markets therefor, their short duration or otherwise, do nothing and allow such rights to lapse, in which case ADR holders will receive nothing and the rights may lapse.

We have no obligation to file a registration statement under the Securities Act in order to make any rights available to ADR holders.

•	Other Distributions. In the case of a distribution of securities or property other than those described above, the depositary may either (1) distribute such securities or property in any manner it deems equitable and practicable or (2) to the extent the depositary deems distribution of such securities or property not to be equitable and practicable, sell such securities or property and distribute any net proceeds in the same way it distributes cash.

•

Elective Distributions. In the case of a dividend payable at the election of our shareholders in cash or in additional shares, we will notify the depositary at least 30 days prior to the proposed distribution stating whether or not we wish such elective distribution to be made available to ADR holders. The depositary shall make such elective distribution available to ADR holders only if (1) we shall have timely requested that the elective distribution is available to ADR holders, (2) the depositary shall have determined that such distribution is reasonably practicable and (3) the depositary shall have received satisfactory documentation within the terms of the deposit agreement including any legal opinions of counsel that the depositary in its reasonable discretion may request. If the above conditions are not satisfied, the depositary shall, to the extent permitted by law, distribute to the ADR holders, on the basis of the same determination as is made in the local market in respect of the shares for which no election is made, either (x) cash or (y) additional ADSs representing such additional shares. If the above conditions are satisfied, the depositary shall establish procedures to enable ADR holders to elect the receipt of the proposed dividend in cash or in additional ADSs. There can be no assurance that ADR holders generally, or any ADR holder in particular, will be given the opportunity to receive elective distributions on the same terms and conditions as the holders of shares.

If the depositary determines in its discretion that any distribution described above is not practicable with respect to any specific registered ADR holder, the depositary may choose any method of distribution that it deems practicable for such ADR holder, including the distribution of foreign currency, securities or property, or it may retain such items, without paying interest on or investing them, on behalf of the ADR holder as deposited securities, in which case the ADSs will also represent the retained items.

Any U.S. dollars will be distributed by checks drawn on a bank in the United States for whole dollars and cents. Fractional cents will be withheld without liability and dealt with by the depositary in accordance with its then current practices.

The depositary is not responsible if it decides that it is unlawful or not reasonably practicable to make a distribution available to any ADR holders.

There can be no assurance that the depositary will be able to convert any currency at a specified exchange rate or sell any property, rights, shares or other securities at a specified price, nor that any of such transactions can be completed within a specified time period.

Deposit, Withdrawal and Cancelation

How does the depositary issue ADSs?

The depositary will issue ADSs if you or your broker deposit shares or evidence of rights to receive shares with the custodian and pay the fees and expenses owing to the depositary in connection with such issuance. In the case of the ADSs to be issued under this prospectus, we will arrange with the underwriters named herein to deposit such shares.

Shares deposited in the future with the custodian must be accompanied by certain delivery documentation and shall, at the time of such deposit, be registered in the name of                 , as depositary for the benefit of holders of ADRs or in such other name as the depositary shall direct.

The custodian will hold all deposited shares (including those being deposited by or on our behalf in connection with the offering to which this prospectus relates) for the account of the depositary. ADR holders thus have no direct ownership interest in the shares and only have such rights as are contained in the deposit agreement. The custodian will also hold any additional securities, property and cash received on or in substitution for the deposited shares. The deposited shares and any such additional items are referred to as “deposited securities”.

Upon each deposit of shares, receipt of related delivery documentation and compliance with the other provisions of the deposit agreement, including the payment of the fees and charges of the depositary and any taxes or other fees or charges owing, the depositary will issue an ADR or ADRs in the name or upon the order of the person entitled thereto evidencing the number of ADSs to which such person is entitled. All of the ADSs issued will, unless specifically requested to the contrary, be part of the depositary’s direct registration system, and a registered holder will receive periodic statements from the depositary which will show the number of ADSs registered in such holder’s name. An ADR holder can request that the ADSs not be held through the depositary’s direct registration system and that a certificated ADR be issued.

How do ADR holders cancel an ADS and obtain deposited securities?

When you turn in your ADR certificate at the depositary’s office, or when you provide proper instructions and documentation in the case of direct registration ADSs, the depositary will, upon payment of certain applicable fees, charges and taxes, deliver the underlying shares to you or upon your written order. Delivery of deposited securities in certificated form will be made at the custodian’s office. At your risk, expense and request, the depositary may deliver deposited securities at such other place as you may request.

The depositary may only restrict the withdrawal of deposited securities in connection with:

•	temporary delays caused by closing our transfer books or those of the depositary or the deposit of shares in connection with voting at a shareholders’ meeting, or the payment of dividends;

•	the payment of fees, taxes and similar charges; or

•	compliance with any U.S. or foreign laws or governmental regulations relating to the ADRs or to the withdrawal of deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Record Dates

The depositary may, after consultation with us if practicable, fix record dates (which, to the extent applicable, shall be as near as practicable to any corresponding record dates set by us) for the determination of the registered ADR holders who will be entitled (or obligated, as the case may be):

•	to receive any distribution on or in respect of shares,

•	to give instructions for the exercise of voting rights at a meeting of holders of shares, or

•	to pay the fee assessed by the depositary for administration of the ADR program and for any expenses as provided for in the ADR, or

•	to receive any notice or to act in respect of other matters

all subject to the provisions of the deposit agreement.

Voting Rights

How do I vote?

If you are an ADR holder and the depositary asks you to provide it with voting instructions, you may instruct the depositary how to exercise the voting rights for the shares which underlie your ADSs. Subject to the next sentence, as soon as practicable after receipt from us of notice of any meeting at which the holders of shares are entitled to vote, or of our solicitation of consents or proxies from holders of shares, the depositary shall fix the ADS record date in accordance with the provisions of the deposit agreement in respect of such meeting or solicitation of consent or proxy. The depositary shall, if we request in writing in a timely manner (the depositary having no obligation to take any further action if our request shall not have been received by the depositary at least 30 days prior to the date of such vote or meeting) and at our expense and provided no legal prohibitions exist, distribute to the registered ADR holders a notice stating such information as is contained in the voting materials received by the depositary and describing how you may instruct, or, subject to the next sentence, will be deemed to instruct, the depositary to exercise the voting rights for the shares which underlie your ADSs, including instructions for giving a discretionary proxy to a person designated by us. To the extent we have provided the depositary with at least 40 days’ notice of a proposed meeting, if voting instructions are not timely received by the depositary from any holder, such holder shall be deemed, and in the deposit agreement the depositary is instructed to deem such holder, to have instructed the depositary to give a discretionary proxy to a person designated by us to vote the shares represented by their ADSs as desired, provided that no such instruction shall be deemed given and no discretionary proxy shall be given (a) if we inform the depositary in writing that (1) we do not wish such proxy to be given, (2) substantial opposition exists with respect to any agenda item for which the proxy would be given or (3) the agenda item in question, if approved, would materially or adversely affect the rights of holders of shares and (b) unless, with respect to such meeting, we have provided the depositary with an opinion of our counsel, in form and substance satisfactory to the depositary, to the effect that (a) the granting of such discretionary proxy does not subject the depositary to any reporting obligations in the Cayman Islands, (b) the granting of such proxy will not result in a violation of any applicable law, public rule or regulation in force in the Cayman Islands, (c) the courts of the Cayman Islands will give effect to the voting arrangement and deemed instruction as contemplated in the proxy under Cayman Islands law and (d) there is nothing under Cayman Islands law which would result in the depositary being deemed to have exercised any discretion when voting in accordance with the terms of the proxy.

Holders are strongly encouraged to forward their voting instructions to the depositary as soon as possible. For instructions to be valid, the ADR department of the depositary that is responsible for proxies and voting must receive them in the manner and on or before the time specified, notwithstanding that such instructions may have been physically received by the depositary prior to such time. The depositary will not itself exercise any voting discretion. Furthermore, neither the depositary nor its agents are responsible for any failure to carry out any voting instructions, for the manner in which any vote is cast or for the effect of any vote. Notwithstanding anything contained in the deposit agreement or any ADR, the depositary may, to the extent not prohibited by law or regulations, or by the requirements of the stock exchange on which the ADSs are listed, in lieu of distribution of the materials provided to the depositary in connection with any meeting of, or solicitation of consents or proxies from, holders of deposited securities, distribute to the registered holders of ADRs a notice that provides such holders with, or otherwise publicizes to such holders, instructions on how to retrieve such materials or receive such materials upon request (i.e., by reference to a website containing the materials for retrieval or a contact for requesting copies of the materials).

We have advised the depositary that under the Cayman Islands law and our constituent documents, each as in effect as of the date of the deposit agreement, voting at any meeting of shareholders is by show of hands unless a poll is (before or on the declaration of the results of the show of hands) demanded. In the event that voting on any resolution or matter is conducted on a show of hands basis in accordance with our constituent documents, the depositary will refrain from voting and the voting instructions (or the deemed voting instructions, as set out above) received by the depositary from holders shall lapse. The depositary will not demand a poll or join in demanding a poll, whether or not requested to do so by holders of ADSs. There is no guarantee that you will receive voting materials in time to instruct the depositary to vote and it is possible that you, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote.

Reports and Other Communications

Will ADR holders be able to view our reports?

The depositary will make available for inspection by ADR holders at the offices of the depositary and the custodian the deposit agreement, the provisions of or governing deposited securities, and any written communications from us which are both received by the custodian or its nominee as a holder of deposited securities and made generally available to the holders of deposited securities.

Additionally, if we make any written communications generally available to holders of our shares, and we furnish copies thereof (or English translations or summaries) to the depositary, it will distribute the same to registered ADR holders.

Fees and Expenses

What fees and expenses will I be responsible for paying?

The depositary may charge each person to whom ADSs are issued, including, without limitation, issuances against deposits of shares, issuances in respect of share distributions, rights and other distributions, issuances pursuant to a stock dividend or stock split declared by us or issuances pursuant to a merger, exchange of securities or any other transaction or event affecting the ADSs or deposited securities, and each person surrendering ADSs for withdrawal of deposited securities or whose ADRs are canceled or reduced for any other reason, $            for each 100 ADSs (or any portion thereof) issued, delivered, reduced, canceled or surrendered, as the case may be. The depositary may sell (by public or private sale) sufficient securities and property received in respect of a share distribution, rights and/or other distribution prior to such deposit to pay such charge.

The following additional charges shall be incurred by the ADR holders, by any party depositing or withdrawing shares or by any party surrendering ADSs or to whom ADSs are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by us or an exchange of stock regarding the ADSs or the deposited securities or a distribution of ADSs), whichever is applicable:

•	a fee of US$ per ADR or ADRs for transfers of certificated or direct registration ADRs;

•	a fee of up to US$ per ADS for any cash distribution made pursuant to the deposit agreement;

•	a fee of up to US$ per ADS per calendar year (or portion thereof) for services performed by the depositary in administering the ADRs (which fee may be charged on a periodic basis during each calendar year and shall be assessed against holders of ADRs as of the record date or record dates set by the depositary during each calendar year and shall be payable in the manner described in the next succeeding provision);

•	a fee for the reimbursement of such fees, charges and expenses as are incurred by the depositary and/or any of its agents (including, without limitation, the custodian and expenses incurred on behalf of holders in connection with compliance with foreign exchange control regulations or any law or regulation relating to foreign investment) in connection with the servicing of the shares or other deposited securities, the sale of securities (including, without limitation, deposited securities), the delivery of deposited securities or otherwise in connection with the depositary’s or its custodian’s compliance with applicable law, rule or regulation (which fees and charges shall be assessed on a proportionate basis against holders as of the record date or dates set by the depositary and shall be payable at the sole discretion of the depositary by billing such holders or by deducting such charge from one or more cash dividends or other cash distributions);

•	a fee for the distribution of securities (or the sale of securities in connection with a distribution), such fee being in an amount equal to the $0.05 per ADS issuance fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities (treating all such securities as if they were shares) but which securities or the net cash proceeds from the sale thereof are instead distributed by the depositary to those holders entitled thereto;

•	stock transfer or other taxes and other governmental charges;

•	cable, telex and facsimile transmission and delivery charges incurred at your request in connection with the deposit or delivery of shares;

•	transfer or registration fees for the registration of transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities;

•	in connection with the conversion of foreign currency into U.S. dollars, shall deduct out of such foreign currency the fees and expenses charged by it or its agent so appointed in connection with such conversion; and

•	fees of any division, branch or affiliate of the depositary utilized by the depositary to direct, manage and/or execute any public and/or private sale of securities under the deposit agreement.

We will pay all other charges and expenses of the depositary and any agent of the depositary (except the custodian) pursuant to agreements from time to time between us and the depositary. The charges described above may be amended from time to time by agreement between us and the depositary.

Our depositary has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADR program upon such terms and conditions as we and the depositary may agree from time to time. The Depositary may make available to us a set amount or a portion of the depositary fees charged in respect of the ADR program or otherwise upon such terms and conditions as we and the Depositary may agree from time to time. The depositary collects its fees for issuance and cancelation of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions, or by directly billing investors, or by charging the book-entry system accounts of participants acting for them. The depositary will generally set off the amounts owing from distributions made to holders of ADSs. If, however, no distribution exists and payment owing is not timely received by the depositary, the depositary may refuse to provide any further services to holders that have not paid those fees and expenses owing until such fees and expenses have been paid. At the discretion of the depositary, all fees and charges owing under the deposit agreement are due in advance and/or when declared owing by the depositary.

Payment of Taxes

ADR holders must pay any tax or other governmental charge payable by the custodian or the depositary on any ADS or ADR, deposited security or distribution. If an ADR holder owes any tax or other governmental charge, the depositary may (1) deduct the amount thereof from any cash distributions, or (2) sell deposited securities (by public or private sale) and deduct the amount owing from the net proceeds of such sale. In either case the ADR holder remains liable for any shortfall. Additionally, if any taxes or other governmental charges (including any penalties and/or interest) shall become payable by or on behalf of the custodian or the depositary with respect to any ADR, any deposited securities represented by the ADSs evidenced thereby or any distribution thereon, including, without limitation, any PRC enterprise income tax owing if SAT Circular 82 or any other circular, edict, order or ruling, as issued and as from time to time amended, is applied or otherwise, such tax or other governmental charge shall be paid by the holder thereof to the depositary. and by holding or having held an ADR the holder and all prior holders thereof, jointly and severally, agree to indemnify, defend and save harmless each of the depositary and its agents in respect thereof. If any tax or governmental charge is unpaid, the depositary may also refuse to effect any registration, registration of transfer, split-up or combination of deposited securities or withdrawal of deposited securities until such payment is made. If any tax or governmental charge is required to be withheld on any cash distribution, the depositary may deduct the amount required to be withheld from any cash distribution or, in the case of a non-cash distribution, sell the distributed property or securities (by public or private sale) to pay such taxes and distribute any remaining net proceeds or the balance of any such property after deduction of such taxes to the ADR holders entitled thereto.

By holding an ADR or an interest therein, you will be agreeing to indemnify us, the depositary, its custodian and any of our or their respective officers, directors, employees, agents and affiliates against, and hold each of them harmless from, any claims by any government authority with respect to taxes, additions to tax, penalties or interest arising out of any refund of taxes or reduced rate of withholding at source.

Reclassifications, Recapitalizations and Mergers

If we take certain actions that affect the deposited securities, including (1) any change in par value, split-up, consolidation, cancelation or other reclassification of deposited securities or (2) any distributions of shares or other property not made to holders of ADRs or (3) any recapitalization, reorganization, merger, consolidation, liquidation, receivership, bankruptcy or sale of all or substantially all of our assets, then the depositary may choose to, and shall if reasonably requested by us:

•	amend the form of ADR;

•	distribute additional or amended ADRs;

•	distribute cash, securities or other property it has received in connection with such actions;

•	sell any securities or property received and distribute the proceeds as cash; or

•	none of the above.

If the depositary does not choose any of the above options, any of the cash, securities or other property it receives will constitute part of the deposited securities and each ADS will then represent a proportionate interest in such property.

Amendment and Termination

How may the deposit agreement be amended?

We may agree with the depositary to amend the deposit agreement and the ADSs without your consent for any reason. ADR holders must be given at least 30 days notice of any amendment that imposes or increases any fees or charges (other than stock transfer or other taxes and other governmental charges, transfer or registration fees, SWIFT, cable, telex or facsimile transmission costs, delivery costs or other such expenses), or otherwise prejudices any substantial existing right of ADR holders. Such notice need not describe in detail the specific amendments effectuated thereby, but must identify to ADR holders a means to access the text of such amendment. If an ADR holder continues to hold an ADR or ADRs after being so notified, such ADR holder is deemed to agree to such amendment and to be bound by the deposit agreement as so amended. Notwithstanding the foregoing, if any governmental body or regulatory body should adopt new laws, rules or regulations which would require amendment or supplement of the deposit agreement or the form of ADR to ensure compliance therewith, we and the depositary may amend or supplement the deposit agreement and the ADR at any time in accordance with such changed laws, rules or regulations, which amendment or supplement may take effect before a notice is given or within any other period of time as required for compliance. No amendment, however, will impair your right to surrender your ADSs and receive the underlying securities, except in order to comply with mandatory provisions of applicable law.

How may the deposit agreement be terminated?

The depositary may, and shall at our written direction, terminate the deposit agreement and the ADRs by mailing notice of such termination to the registered holders of ADRs at least 30 days prior to the date fixed in such notice for such termination; provided, however, if the depositary shall have (1) resigned as depositary under the deposit agreement, notice of such termination by the depositary shall not be provided to registered holders unless a successor depositary shall not be operating under the deposit agreement within 60 days of the date of such resignation, and (2) been removed as depositary under the deposit agreement, notice of such termination by the depositary shall not be provided to registered holders of ADRs unless a successor depositary shall not be operating under the deposit agreement on the 120th day after our notice of removal was first provided to the depositary. After the date so fixed for termination, (a) all Direct Registration ADRs shall cease to be eligible for the Direct Registration System and shall be considered ADRs issued on the ADR Register and (b) the depositary shall use its reasonable efforts to ensure that the ADSs cease to be DTC eligible so that neither DTC nor any of its nominees shall thereafter be a registered holder of ADRs. At such time as the ADSs cease to be DTC eligible and/or neither DTC nor any of its nominees is a registered holder of ADRs, the depositary shall (a) instruct its custodian to deliver all shares to us along with a general stock power that refers to the names set forth on the ADR Register and (b) provide us with a copy of the ADR Register. Upon receipt of such shares and the ADR Register, we have agreed to use our best efforts to issue to each registered holder a Share certificate representing the Shares represented by the ADSs reflected on the ADR Register in such registered holder’s name and to deliver such Share certificate to the registered holder at the address set forth on the ADR Register. After providing such instruction to the custodian and delivering a copy of the ADR Register to us, the depositary and its agents will perform no further acts under the Deposit Agreement and the ADRs and shall cease to have any obligations under the Deposit Agreement and/or the ADRs.

Limitations on Obligations and Liability to ADR holders

Limits on our obligations and the obligations of the depositary; limits on liability to ADR holders and holders of ADSs

Prior to the issue, registration, registration of transfer, split-up, combination, or cancelation of any ADRs, or the delivery of any distribution in respect thereof, and from time to time in the case of the production of proofs as described below, we or the depositary or its custodian may require:

•	payment with respect thereto of (1) any stock transfer or other tax or other governmental charge, (2) any stock transfer or registration fees in effect for the registration of transfers of shares or other deposited securities upon any applicable register and (3) any applicable fees and expenses described in the deposit agreement;

•	the production of proof satisfactory to it of (1) the identity of any signatory and genuineness of any signature and (2) such other information, including without limitation, information as to citizenship, residence, exchange control approval, beneficial ownership of any securities, compliance with applicable law, regulations, provisions of or governing deposited securities and terms of the deposit agreement and the ADRs, as it may deem necessary or proper; and

•	compliance with such regulations as the depositary may establish consistent with the deposit agreement.

The issuance of ADRs, the acceptance of deposits of shares, the registration, registration of transfer, split-up or combination of ADRs or the withdrawal of shares, may be suspended, generally or in particular instances, when the ADR register or any register for deposited securities is closed or when any such action is deemed advisable by the depositary; provided that the ability to withdraw shares may only be limited under the following circumstances: (1) temporary delays caused by closing transfer books of the depositary or our transfer books or the deposit of shares in connection with voting at a shareholders’ meeting, or the payment of dividends, (2) the payment of fees, taxes, and similar charges, and (3) compliance with any laws or governmental regulations relating to ADRs or to the withdrawal of deposited securities.

The deposit agreement expressly limits the obligations and liability of the depositary, ourselves and our respective agents, provided, however, that no such disclaimer of liability under the Securities Act of 1933 is intended by any of the limitations of liabilities provisions of the deposit agreement. In the deposit agreement it provides that neither we nor the depositary nor any such agent will be liable if:

•	any present or future law, rule, regulation, fiat, order or decree of the United States, the Cayman Islands, the People’s Republic of China or any other country, or of any governmental or regulatory authority or securities exchange or market or automated quotation system, the provisions of or governing any deposited securities, any present or future provision of our charter, any act of God, war, terrorism, nationalization or other circumstance beyond our, the depositary’s or our respective agents’ control shall prevent or delay, or shall cause any of them to be subject to any civil or criminal penalty in connection with, any act which the deposit agreement or the ADRs provide shall be done or performed by us, the depositary or our respective agents (including, without limitation, voting);

•	it exercises or fails to exercise discretion under the deposit agreement or the ADR including, without limitation, any failure to determine that any distribution or action may be lawful or reasonably practicable;

•	it performs its obligations under the deposit agreement and ADRs without gross negligence or willful misconduct;

•	it takes any action or refrains from taking any action in reliance upon the advice of or information from legal counsel, accountants, any person presenting shares for deposit, any registered holder of ADRs, or any other person believed by it to be competent to give such advice or information; or

•	it relies upon any written notice, request, direction, instruction or document believed by it to be genuine and to have been signed, presented or given by the proper party or parties.

Neither the depositary nor its agents have any obligation to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities or the ADRs. We and our agents shall only be obligated to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities or the ADRs, which in our opinion may involve us in expense or liability, if indemnity satisfactory to us against all expense (including fees and disbursements of counsel) and liability is furnished as often as may be required. The depositary and its agents may fully respond to any and all demands or requests for information maintained by or on its behalf in connection with the deposit agreement, any registered holder or holders of ADRs, any ADRs or otherwise related to the deposit agreement or ADRs to the extent such information is requested or required by or pursuant to any lawful authority, including without limitation laws, rules, regulations, administrative or judicial process, banking, securities or other regulators. The depositary shall not be liable for the acts or omissions made by, or the insolvency of, any securities depository, clearing agency or settlement system. Furthermore, the depositary shall not be responsible for, and shall incur no liability in connection with or arising from, the insolvency of any custodian that is not a branch or affiliate of                    . Notwithstanding anything to the contrary contained in the deposit agreement or any ADRs, the depositary shall not be responsible for, and shall incur no liability in connection with or arising from, any act or omission to act on the part of the custodian except to the extent that the custodian (1) committed fraud or willful misconduct in the provision of custodial services to the depositary or (2) failed to use reasonable care in the provision of custodial services to the depositary as determined in accordance with the standards prevailing in the jurisdiction in which the custodian is located. The depositary and the custodian(s) may use third party delivery services and providers of information regarding matters such as pricing, proxy voting, corporate actions, class action litigation and other services in connection with the ADRs and the deposit agreement, and use local agents to provide extraordinary services such as attendance at annual meetings of issuers of securities. Although the depositary and the custodian will use reasonable care (and cause their agents to use reasonable care) in the selection and retention of such third party providers and local agents, they will not be responsible for any errors or omissions made by them in providing the relevant information or services. The depositary shall not have any liability for the price received in connection with any sale of securities, the timing thereof or any delay in action or omission to act nor shall it be responsible for any error or delay in action, omission to act, default or negligence on the part of the party so retained in connection with any such sale or proposed sale.

The depositary has no obligation to inform ADR holders or other holders of an interest in an ADS about the requirements of Cayman Islands or People’s Republic of China law, rules or regulations or any changes therein or thereto.

Additionally, none of us, the depositary or the custodian shall be liable for the failure by any registered holder of ADRs or beneficial owner therein to obtain the benefits of credits on the basis of non-U.S. tax paid against such holder’s or beneficial owner’s income tax liability. Neither we nor the depositary shall incur any liability for any tax consequences that may be incurred by holders or beneficial owners on account of their ownership of ADRs or ADSs.

Neither the depositary nor its agents will be responsible for any failure to carry out any instructions to vote any of the deposited securities, for the manner in which any such vote is cast or for the effect of any such vote. The depositary may rely upon instructions from us or our counsel in respect of any approval or license required for any currency conversion, transfer or distribution. The depositary shall not incur any liability for the content of any information submitted to it by us or on our behalf for distribution to ADR holders or for any inaccuracy of any translation thereof, for any investment risk associated with acquiring an interest in the deposited securities, for the validity or worth of the deposited securities, for the credit-worthiness of any third party, for allowing any rights to lapse upon the terms of the deposit agreement or for the failure or timeliness of any notice from us. The depositary shall not be liable for any acts or omissions made by a successor depositary whether in connection with a previous act or omission of the depositary or in connection with any matter arising wholly after the removal or resignation of the depositary, provided that in connection with the issue out of which such potential liability arises the depositary performed its obligations without negligence while it acted as depositary. Neither the depositary nor any of its agents shall be liable to registered holders of ADRs or beneficial owners of interests in ADSs for any indirect, special, punitive or consequential damages (including, without limitation, lost profits) of any form incurred by any person or entity, whether or not foreseeable and regardless of the type of action in which such a claim may be brought.

In the deposit agreement each party thereto (including, for avoidance of doubt, each holder and beneficial owner and/or holder of interests in ADRs) irrevocably waives, to the fullest extent permitted by applicable law, any right it may have to a trial by jury in any suit, action or proceeding against the depositary and/or us directly or indirectly arising out of or relating to the shares or other deposited securities, the ADSs or the ADRs, the deposit agreement or any transaction contemplated therein, or the breach thereof (whether based on contract, tort, common law or any other theory).

The depositary and its agents may own and deal in any class of our securities and in ADSs.

Disclosure of Interest in ADSs

To the extent that the provisions of or governing any deposited securities may require disclosure of or impose limits on beneficial or other ownership of deposited securities, other shares and other securities and may provide for blocking transfer, voting or other rights to enforce such disclosure or limits, you agree to comply with all such disclosure requirements and ownership limitations and to comply with any reasonable instructions we may provide in respect thereof. We reserve the right to instruct you to deliver your ADSs for cancelation and withdrawal of the deposited securities so as to permit us to deal with you directly as a holder of shares and, by holding an ADS or an interest therein, you will be agreeing to comply with such instructions.

Books of Depositary

The depositary or its agent will maintain a register for the registration, registration of transfer, combination and split-up of ADRs, which register shall include the depositary’s direct registration system. Registered holders of ADRs may inspect such records at the depositary’s office at all reasonable , but solely for the purpose of communicating with other holders in the interest of the business of our company or a matter relating to the deposit agreement. Such register may be closed from time to time, when deemed expedient by the depositary.

The depositary will maintain facilities for the delivery and receipt of ADRs.

Pre-release of ADSs

In its capacity as depositary, the depositary shall not lend shares or ADSs; provided, however, that the depositary may (1) issue ADSs prior to the receipt of shares and (2) deliver shares prior to the receipt of ADSs for withdrawal of deposited securities, including ADSs which were issued under (1) above but for which shares may not have been received (each such transaction a “pre-release”). The depositary may receive ADSs in lieu of shares under (1) above (which ADSs will promptly be canceled by the depositary upon receipt by the depositary) and receive shares in lieu of ADSs under (2) above. Each such pre-release will be subject to a written agreement whereby the person or entity (the “applicant”) to whom ADSs or shares are to be delivered (a) represents that at the time of the pre-release the applicant or its customer owns the shares or ADSs that are to be delivered by the applicant under such pre-release, (b) agrees to indicate the depositary as owner of such shares or ADSs in its records and to hold such shares or ADSs in trust for the depositary until such shares or ADSs are delivered to the depositary or the custodian, (c) unconditionally guarantees to deliver to the depositary or the custodian, as applicable, such shares or ADSs, and (d) agrees to any additional restrictions or requirements that the depositary deems appropriate. Each such pre-release will be at all fully collateralized with cash, U.S. government securities or such other collateral as the depositary deems appropriate, terminable by the depositary on not more than five business days’ notice and subject to such further indemnities and credit regulations as the depositary deems appropriate. The depositary will normally limit the number of ADSs and shares involved in such pre-release at any one time to thirty percent of the ADSs outstanding (without giving effect to ADSs outstanding under (1) above), provided, however, that the depositary reserves the right to change or disregard such limit from time to time as it deems appropriate. The depositary may also set limits with respect to the number of ADSs and shares involved in pre-release with any one person on a case-by-case basis as it deems appropriate. The depositary may retain for its own account any compensation received by it in conjunction with the foregoing. Collateral provided in connection with pre-release transactions, but not the earnings thereon, shall be held for the benefit of the ADR holders (other than the applicant).

Appointment

In the deposit agreement, each registered holder of ADRs and each person holding an interest in ADSs, upon acceptance of any ADSs (or any interest therein) issued in accordance with the terms and conditions of the deposit agreement will be deemed for all purposes to:

•	be a party to and bound by the terms of the deposit agreement and the applicable ADR or ADRs, and

•	appoint the depositary its attorney-in-fact, with full power to delegate, to act on its behalf and to take any and all actions contemplated in the deposit agreement and the applicable ADR or ADRs, to adopt any and all procedures necessary to comply with applicable laws and to take such action as the depositary in its sole discretion may deem necessary or appropriate to carry out the purposes of the deposit agreement and the applicable ADR and ADRs, the taking of such actions to be the conclusive determinant of the necessity and appropriateness thereof.

Governing Law

The deposit agreement and the ADRs shall be governed by and construed in accordance with the laws of the State of New York. In the deposit agreement, we have submitted to the jurisdiction of the courts of the State of New York and appointed an agent for service of process on our behalf. Notwithstanding the foregoing, (1) any action based on the deposit agreement or the transactions contemplated thereby may be instituted by the depositary and holders in any competent court in the Cayman Islands, Hong Kong, the People’s Republic of China and/or the United States, (2) the depositary may, in its sole discretion, elect to institute any action, controversy, claim or dispute directly or indirectly based on, arising out of or relating to the deposit agreement or the ADRs or the transactions contemplated thereby, including without limitation any question regarding its or their existence, validity, interpretation, performance or termination, against any other party or parties to the deposit agreement (including, without limitation, against ADR holders and owners of interests in ADSs), by having the matter referred to and finally resolved by an arbitration conducted under the terms described below, and (3) the depositary may in its sole discretion require that any action, controversy, claim, dispute, legal suit or proceeding brought against the depositary by any party or parties to the deposit agreement (including, without limitation, by ADR holders and owners of interests in ADSs) shall be referred to and finally settled by an arbitration conducted under the terms described below. Any such arbitration shall be conducted in the English language either in New York, New York in accordance with the Commercial Arbitration Rules of the American

Arbitration Association or in Hong Kong following the arbitration rules of the United Nations Commission on International Trade Law (UNCITRAL).

By holding an ADS or an interest therein, registered holders of ADRs and owners of ADSs each irrevocably agree that any legal suit, action or proceeding against or involving us or the depositary, arising out of or based upon the deposit agreement or the transactions contemplated thereby, may only be instituted in a state or federal court in New York, New York, and each irrevocably waives any objection which it may have to the laying of venue of any such proceeding, and irrevocably submits to the exclusive jurisdiction of such courts in any such suit, action or proceeding.

SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of this offering, we will have          ADSs outstanding, representing          Class A ordinary shares, or approximately         % of our outstanding ordinary shares (assuming the over-allotment option is not exercised). All of the ADSs sold in this offering will be freely transferable by persons other than our “affiliates” without restriction or further registration under the Securities Act. Sales of substantial amounts of our ADSs in the public market could adversely affect prevailing market prices of our ADSs. Prior to this offering, there has been no public market for our Class A ordinary shares or the ADSs, and while application has been made for the ADSs to be listed on the [NASDAQ Global Market/NYSE], we cannot assure you that a regular trading market will develop in the ADSs. We do not expect that a trading market will develop for our ordinary shares not represented by the ADSs.

Lock-Up Agreements

[We have agreed that we will not offer, sell, contract to sell, pledge, grant any option, right or warrant to purchase, sell any option or contract to purchase, purchase any option or contract to sell, lend, make any short sale or otherwise transfer or dispose of (including entering into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequence of ownership interests), directly or indirectly, any of our ADSs or ordinary shares or any securities that are convertible into or exchangeable for, or that represent the right to receive, our ADSs or ordinary shares or any substantially similar securities, without the prior written consent of the underwriter for a period ending 180 days after the date of this prospectus, except issuances pursuant to the exercise of employee share options outstanding on the date hereof and certain other exceptions.

Each of our directors, executive officers and existing shareholders has agreed, subject to some exceptions, not to transfer or dispose of, directly or indirectly, any of our ordinary shares, in the form of ADSs or otherwise, or any securities convertible into or exchangeable or exercisable for our ordinary shares, in the form of ADSs or otherwise, for a period of 180 days after the date this prospectus becomes effective. After the expiration of the 180-day period, the ordinary shares or ADSs held by our directors, executive officers or our existing shareholders may be sold subject to the restrictions under Rule 144 under the Securities Act or by means of registered public offerings.

The 180-day restricted period is subject to adjustment under certain circumstances. If (1) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to us occurs; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, the restrictions will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event, unless, with respect to the restricted period applicable to us, our directors and executive officers and existing shareholders, such extension is waived by the underwriter.]

Rule 144

All of our ordinary shares that will be outstanding upon the completion of this offering, other than those Class A ordinary shares sold in this offering, are “restricted securities” as that term is defined in Rule 144 under the Securities Act and may be sold publicly in the United States only if they are subject to an effective registration statement under the Securities Act or pursuant to an exemption from the registration requirement such as those provided by Rule 144 and Rule 701 promulgated under the Securities Act.

In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who is not deemed to have been our affiliate at any time during the three months preceding a sale and who has beneficially owned restricted securities within the meaning of Rule 144 for more than six months would be entitled to sell an unlimited number of those shares, subject only to the availability of current public information about us. A non-affiliate who has beneficially owned restricted securities for at least one year from the later of the date these shares were acquired from us or from our affiliate would be entitled to freely sell those shares.

A person who is deemed to be an affiliate of ours and who has beneficially owned “restricted securities” for at least six months would be entitled to sell, within any three-month period, a number of shares that is not more than the greater of:

•	1% of the number of ordinary shares then outstanding, in the form of ADSs or otherwise, which will equal approximately shares immediately after this offering; or

•	the average weekly trading volume of the ADSs representing our ordinary shares on [NASDAQ Global Market/NYSE] during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us. In addition, in each case, these shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.

Rule 701

In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, consultants or advisors who purchases our ordinary shares from us in connection with a compensatory stock or option plan or other written agreement relating to compensation is eligible to resell such ordinary shares 90 days after we become a reporting company under the Exchange Act in reliance on Rule 144 without complying with some of the restrictions, including the holding period, contained in Rule 144.

TAXATION

The following discussion of material Cayman Islands, PRC and United States federal income tax consequences of an investment in our ADSs or Class A ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This discussion does not deal with all possible tax consequences relating to an investment in our ADSs or Class A ordinary shares, such as the tax consequences under state, local and other tax laws. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Conyers Dill & Pearman, our Cayman Islands counsel. To the extent that the discussion relates to matters of PRC tax law, it represents the opinion of Tian Yuan Law Firm, our PRC counsel.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of, the Cayman Islands.

The Cayman Islands are a party to a double tax treaty entered into with the United Kingdom in 2010 but otherwise is not party to any double tax treaties.

There are no exchange control regulations or currency restrictions in the Cayman Islands.

Pursuant to Section 6 of the Tax Concessions Law (2011 Revision) of the Cayman Islands, we have obtained an undertaking from the Governor-in-Cabinet that:

•	no law which is enacted in the Cayman Islands imposing any tax to be levied on profits or income or gains or appreciation shall apply to us or our operations; and

•	the aforesaid tax or any tax in the nature of estate duty or inheritance tax shall not be payable on our shares, debentures or other obligations.

The undertaking for us is for a period of 20 years from January 10, 2017.

People’s Republic of China Taxation

Bright Scholar Holdings is a holding company incorporated in the Cayman Islands and its income depends primarily on dividends from our PRC subsidiaries. The PRC enterprise income tax law and its implementation rules provide that an income tax rate of 10.0% will be applicable to dividends payable by Chinese companies to non-PRC-resident enterprise shareholders unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and governments of other countries or regions. Under the Double Tax Avoidance Arrangement, dividends paid by a foreign-invested enterprise in the PRC to its direct holding company, which is considered a Hong Kong tax resident and is determined by the PRC tax authority to have satisfied relevant requirements under the Double Tax Avoidance Arrangement between China and Hong Kong and other applicable PRC laws, will be subject to withholding tax at the rate of 5.0%. Entitlement to a lower tax rate on dividends according to tax treaties or arrangements between the PRC central government and governments of other countries or regions is subject to inspection or approval of the relevant tax authorities. Furthermore, the State Administration of Taxation promulgated Circular 601 in October 2009, which provides guidance for determining whether a resident of a contracting state is the “beneficial owner” of an item of income under China’s tax treaties and tax arrangements. Under Circular 601, a beneficial owner generally must be engaged in substantive business activities. An agent or conduit company will not be regarded as a beneficial owner and, therefore, will not qualify for tax benefits under the treaties or arrangements. The conduit company normally refers to a company that is set up for the purpose of avoiding or reducing taxes or transferring or accumulating profits. See “Risk Factors—Risk Related to Doing Business in China—There are significant uncertainties under the PRC enterprise income tax law relating to the withholding tax liabilities of our PRC subsidiaries, and dividends payable by our PRC subsidiaries to our offshore subsidiaries may not qualify to enjoy certain treaty benefits.”

Under the PRC enterprise income tax law, enterprises established under the laws of jurisdictions outside China with their “de facto management body” located within China may be considered to be PRC tax resident enterprises for tax purposes and therefore subject to PRC enterprise income tax at the rate of 25% on their worldwide income. The implementation rules of the PRC enterprise income tax law define the term “de facto management body” as a management body which substantially manages, or has control over the business, personnel, finance and assets of an enterprise. The State Administration of Taxation issued the Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or Circular 82, on April 22, 2009. Circular 82 provides certain specific criteria for determining whether the “de facto management body” of a Chinese-controlled offshore incorporated enterprise is located in China, which include all of the following conditions: (1) the senior management and core management departments in charge of daily operations are located mainly within China, (2) financial and human resources decision are subject to determination or approval by persons or bodies in China, (3) major assets, accounting books, company seals and minutes and files of board and shareholders’ meeting are located or kept within China, and (4) at least half of the enterprise’s directors with voting rights or senior management reside within China. The State Administration of Taxation issued a bulletin on August 3, 2011 to provide more guidance on the implementation of Circular 82. The bulletin clarifies certain matters relating to resident status determination, post-determination administration and competent tax authorities. Although both the circular and the bulletin only apply to offshore enterprises controlled by PRC enterprises and not those by PRC individuals, the determination criteria set forth in the circular and administration clarification made in the bulletin may reflect the general position of the State Administration of Taxation on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises and the administration measures should be implemented, regardless of whether they are controlled by PRC enterprises or PRC individuals. See “Risk Factors—Risk Related to Doing Business in China—Under the PRC enterprise income tax law, we may be classified as a PRC “resident enterprise,” which could result in unfavorable tax consequences to us and our non-PRC shareholders.

United States Federal Income Tax Considerations

The following discussion is a summary of United States federal income tax considerations relating to the ownership and disposition of our ADSs or Class A ordinary shares by a U.S. Holder, as defined below, that acquires our ADSs in this offering and holds our ADSs or Class A ordinary shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon existing United States federal income tax law, which is subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service (the “IRS”) with respect to any United States federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion does not address all aspects of United States federal income taxation that may be important to particular investors in light of their individual circumstances, including investors subject to special tax rules (such as, for example, financial institutions, insurance companies, regulated investment companies, real estate investment trusts, broker-dealers, traders in securities that elect mark-to-market treatment, partnerships or other pass-through entities and their partners or investors, tax-exempt organizations (including private foundations)), investors who are not U.S. Holders, investors that own (directly, indirectly, or constructively) 10% or more of our voting stock, investors that hold their ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction), or investors that have a functional currency other than the U.S. dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this discussion does not address any state, local, alternative minimum tax, or non-United States tax considerations, or the Medicare contribution tax on net investment income. Each potential investor is urged to consult its tax advisor regarding the United States federal, state, local and non-United States income and other tax considerations of an investment in our ADSs or ordinary shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our ADSs or Class A ordinary shares that is, for United States federal income tax purposes, (1) an individual who is a citizen or resident of the United States, (2) a corporation (or other entity treated as a corporation for United States federal income tax purposes) created in, or organized under the laws of, the United States or any state thereof or the District of Columbia, (3) an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source, or (4) a trust (a) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (b) that has otherwise elected to be treated as a United States person under the Code.

If a partnership (or other entity treated as a partnership for United States federal income tax purposes) is a beneficial owner of our ADSs or Class A ordinary shares, the tax treatment of a partner in the partnership will depend upon the status of the partner and the activities of the partnership. Partnerships and partners of a partnership holding our ADSs or Class A ordinary shares are urged to consult their tax advisors regarding an investment in our ADSs or Class A ordinary shares.

For United States federal income tax purposes, a U.S. Holder of ADSs will generally be treated as the beneficial owner of the underlying shares represented by the ADSs. Accordingly, deposits or withdrawals of Class A ordinary shares for ADSs will generally not be subject to United States federal income tax.

Passive foreign investment company considerations

A non-United States corporation, such as our company, will be classified as a “passive foreign investment company,” or PFIC, for United States federal income tax purposes, if, in the case of any particular taxable year, either (1) 75% or more of its gross income for such year consists of certain types of “passive” income or (2) 50% or more of its average quarterly assets during such year produce or are held for the production of passive income. For this purpose, cash is categorized as a passive asset and the company’s unbooked intangibles associated with active business activities may generally be classified as active assets. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other non-U.S. corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.

Although the law in this regard is unclear, we treat our affiliated entities, as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we combine and consolidate their operating results in our combined and consolidated financial statements. Assuming that we are the owner of our affiliated entities for United States federal income tax purposes, based upon our current income and assets (taking into account the proceeds from this offering) and projections as to the value of our ADSs and Class A ordinary shares following the offering, we do not presently expect to be classified as a PFIC for the current taxable year or the foreseeable future.

While we do not expect to become a PFIC in the current or future taxable years, the determination of whether we will be or become a PFIC will depend upon the composition of our income (which may differ from our historical results and current projections) and assets and the value of our assets from time to time, including, in particular the value of our goodwill and other unbooked intangibles (which may depend upon the market value of our ADSs or Class A ordinary shares from time-to-time and may be volatile). In estimating the value of our goodwill and other unbooked intangibles, we have taken into account our anticipated market capitalization following the close of this offering. Among other matters, if our market capitalization is less than anticipated or subsequently declines, we may be classified as a PFIC for the current or future taxable years. It is also possible that the IRS, may challenge our classification or valuation of our goodwill and other unbooked intangibles, which may result in our company being, or becoming classified as, a PFIC for the current or one or more future taxable years.

The determination of whether we will be or become a PFIC may also depend, in part, on how, and how quickly, we use our liquid assets and the cash raised in this offering. Under circumstances where we retain significant amounts of liquid assets including cash raised in this offering, or if our affiliated entities were not treated as owned by us for United States federal income tax purposes, our risk of being classified as a PFIC may substantially increase. Because there are uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year. If we were classified as a PFIC for any year during which a U.S. holder held our ADSs or Class A ordinary shares, we generally would continue to be treated as a PFIC for all succeeding years during which such U.S. holder held our ADSs or Class A ordinary shares.

The discussion below under “Dividends” and “Sale or Other Disposition of ADSs or Ordinary Shares” is written on the basis that we will not be classified as a PFIC for United States federal income tax purposes. The United States federal income tax rules that apply if we are classified as a PFIC for the current taxable year or any subsequent taxable year are discussed below under “Passive Foreign Investment Company Rules.”

Dividends

Subject to the PFIC rules described below, any cash distributions (including the amount of any PRC tax withheld) paid on our ADSs or Class A ordinary shares out of our current or accumulated earnings and profits, as determined under United States federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of Class A ordinary shares, or by the depositary bank, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of United States federal income tax principles, any distribution will generally be treated as a “dividend” for United States federal income tax purposes. Under current law, a non-corporate recipient of dividend income will generally be subject to tax on dividend income from a “qualified foreign corporation” at the lower applicable net capital gains rate rather than the marginal tax rates generally applicable to ordinary income provided that certain holding period and other requirements are met.

A non-United States corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) will generally be considered to be a qualified foreign corporation (1) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program, or (2) with respect to any dividend it pays on stock (or ADSs in respect of such stock) which is readily tradable on an established securities market in the United States. We have applied to list the ADSs on the [NASDAQ Global Market/NYSE]. Provided the listing is approved, we believe that the ADSs will be readily tradable on an established securities market in the United States and that we will be a qualified foreign corporation with respect to dividends paid on the ADSs. Since we do not expect that our Class A ordinary shares will be listed on established securities markets, it is unclear whether dividends that we pay on our Class A ordinary shares that are not backed by ADSs currently meet the conditions required for the reduced tax rate. There can be no assurance that our ADSs will continue to be considered readily tradable on an established securities market in later years. In the event we are deemed to be a PRC resident enterprise under the EIT Law, we may be eligible for the benefits of the Agreement Between the Government of the United States of America and the Government of the People’s Republic of China for the Avoidance of Double Taxation and the Prevention of Tax Evasion with Respect to Taxes on Income (the “United States-PRC income tax treaty”) (which the Secretary of the Treasury of the United States has determined is satisfactory for this purpose), in which case we would be treated as a qualified foreign corporation with respect to dividends paid on our Class A ordinary shares or ADSs. U.S. Holders are urged to consult their tax advisors regarding the availability of the reduced tax rate on dividends in their particular circumstances. Dividends received on our ADSs or Class A ordinary shares will not be eligible for the dividends received deduction allowed to corporations.

For United States foreign tax credit purposes, dividends paid on our ADSs or Class A ordinary shares will generally be treated as income from foreign sources and will generally constitute passive category income. In the event that we are deemed to be a PRC resident enterprise under the EIT Law, a U.S. Holder may be subject to PRC withholding taxes on dividends paid, if any, on our ADSs or Class A ordinary shares. A U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed on dividends received on our ADSs or Class A ordinary shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction for United States federal income tax purposes in respect of such withholding, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex. U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale or other disposition of ADSs or ordinary shares

Subject to the PFIC rules discussed below, a U.S. Holder will generally recognize capital gain or loss, if any, upon the sale or other disposition of ADSs or Class A ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such ADSs or Class A ordinary shares. Any capital gain or loss will be long-term gain or loss if the ADSs or Class A ordinary shares have been held for more than one year and will generally be United States source gain or loss for United States foreign tax credit purposes. Long-term capital gains of non-corporate tax payers are currently eligible for reduced rates of taxation. In the event that we are treated as a PRC resident enterprise under the EIT Law, and gain from the disposition of the ADSs or Class A ordinary shares is subject to tax in the PRC, such gain may be treated as PRC source gain for foreign tax credit purposes under the United States-PRC income tax treaty. The deductibility of a capital loss may be subject to limitations. U.S. Holders are urged to consult their tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of our ADSs or Class A ordinary shares, including the availability of the foreign tax credit under their particular circumstances.

Passive Foreign Investment Company Rules

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or Class A ordinary shares, unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will, except as discussed below, be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (1) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125% of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or Class A ordinary shares), and (2) any gain realized on the sale or other disposition, including, under certain circumstances, a pledge, of ADSs or Class A ordinary shares. Under the PFIC rules:

•	the excess distribution and/or gain will be allocated ratably over the U.S. Holder’s holding period for the ADSs or Class A ordinary shares;

•	the amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC, or a pre-PFIC year, will be taxable as ordinary income; and

•	the amount allocated to each prior taxable year, other than the current taxable year or a pre-PFIC year, will be subject to tax at the highest tax rate in effect applicable to the individuals or corporations, as appropriate, for that year, and will be increased by an additional tax equal to interest on the resulting tax deemed deferred with respect to each such other taxable year.

If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or Class A ordinary shares and any of our non-United States subsidiaries is also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. Each U.S. Holder is advised to consult its tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to our ADSs, provided that the ADSs are “regularly traded” (as specially defined) on the [NASDAQ Global Market/NYSE]. No assurances may be given regarding whether our ADSs will qualify, or will continue to be qualified, as being regularly traded in this regard. If a mark-to-market election is made, the U.S. Holder will generally (1) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (2) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of such ADSs held at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes an effective mark-to-market election, in each year that we are a PFIC any gain recognized upon the sale or other disposition of the ADSs will be treated as ordinary income and loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. Because our ordinary shares are not listed on a stock exchange, U.S. Holders will not be able to make a mark-to-market election with respect to our ordinary shares.

If a U.S. Holder makes a mark-to-market election in respect of a corporation classified as a PFIC and such corporation ceases to be classified as a PFIC, the U.S. Holder will not be required to take into account the mark-to-market gain or loss described above during any period that such corporation is not classified as a PFIC.

Because a mark-to-market election cannot be made for any lower-tier PFICs that a PFIC may own, a U.S. Holder who makes a mark-to-market election with respect to our ADSs may continue to be subject to the general PFIC rules with respect to such U.S. Holder’s indirect interest in any of our non-United States subsidiaries that is classified as a PFIC.

We do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections, which, if available, would result in tax treatment different from the general tax treatment for PFICs described above.

As discussed above under “Dividends,” dividends that we pay on our ADSs or Class A ordinary shares will not be eligible for the reduced tax rate that applies to qualified dividend income if we are classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year. In addition, if a U.S. Holder owns our ADSs or Class A ordinary shares during any taxable year that we are a PFIC, the holder must file an annual information return with the IRS. Each U.S. Holder is urged to consult its tax advisor concerning the United States federal income tax consequences of purchasing, holding, and disposing ADSs or Class A ordinary shares if we are or become a PFIC, including the possibility of making a mark-to-market election and the unavailability of the qualified electing fund election.

Information reporting

Certain U.S. Holders are required to report information to the IRS relating to an interest in “specified foreign financial assets,” including shares issued by a non-United States corporation, for any year in which the aggregate value of all specified foreign financial assets exceeds $50,000 (or a higher dollar amount prescribed by the IRS), subject to certain exceptions (including an exception for shares held in custodial accounts maintained with a United States financial institution). These rules also impose penalties if a U.S. Holder is required to submit such information to the IRS and fails to do so.

In addition, U.S. Holders may be subject to information reporting to the IRS and backup withholding with respect to dividends on and proceeds from the sale or other disposition of our ADSs or ordinary shares. Information reporting will apply to payments of dividends on, and to proceeds from the sale or other disposition of, ordinary shares or ADSs by a paying agent within the United States to a U.S. Holder, other than U.S. Holders that are exempt from information reporting and properly certify their exemption. A paying agent within the United States will be required to withhold at the applicable statutory rate, currently 28%, in respect of any payments of dividends on, and the proceeds from the disposition of, ordinary shares or ADSs within the United States to a U.S. Holder (other than U.S. Holders that are exempt from backup withholding and properly certify their exemption) if the holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with applicable backup withholding requirements. U.S. Holders who are required to establish their exempt status generally must provide a properly completed IRS Form W-9.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a U.S. Holder’s U.S. federal income tax liability. A U.S. Holder generally may obtain a refund of any amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS in a timely manner and furnishing any required information. Each U.S. Holder is advised to consult with its tax advisor regarding the application of the United States information reporting rules to their particular circumstances.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. International plc and Deutsche Bank Securities Inc. are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them, severally, the number of ADSs indicated below:

Name	Number of ADSs
Morgan Stanley & Co. International plc
Deutsche Bank Securities Inc.

Total

The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriters are offering the ADSs subject to their acceptance of the ADSs from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the ADSs offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions, including the absence of any material adverse change in our business and the receipt of certain certificates, opinions and letters from us, our counsel and the independent registered public accounting firm. The underwriters are obligated, severally and not jointly, to take and pay for all of the ADSs offered by this prospectus if any such ADSs are taken. The underwriters are not required, however, to take or pay for the ADSs covered by the underwriters’ over-allotment option to purchase additional ADSs described below. Any offers or sales of the ADSs in the United States will be conducted by registered broker-dealers in the United States. The underwriters reserve the right to withdraw, cancel or modify offers to the public and reject orders in whole or in part.

The underwriters initially propose to offer part of the ADSs directly to the public at the initial public offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of US$             per ADS under the initial public offering price. After the initial offering of the ADSs, the offering price and other selling terms may from time to time be varied by the representatives.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of              additional ADSs at the public offering price listed on the cover page of this prospectus less underwriting discounts and commissions. The underwriters may exercise this option for the purpose of covering over-allotments, if any, made in connection with the offering of the ADSs offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional ADSs as the number listed next to the underwriter’s name in the preceding table bears to the total number of ADSs listed in the preceding table. If the underwriters’ option is exercised in full, the total price to the public would be US$            , the total underwriters’ discounts and commissions would be US$             and the total proceeds to us (before expenses) would be US$            .

The table below shows the per ADS and total underwriting discounts and commissions that we will pay to the underwriters. The underwriting discounts and commissions are determined by negotiations among us and the underwriters and are a percentage of the offering price to the public. Among the factors considered in determining the discounts and commissions are the size of the offering, the nature of the security to be offered and the discounts and commissions charged in comparable transactions.

These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional              ADSs.

Underwriting Discounts and Commissions	No Exercise	Full Exercise
Per ADS	US$	US$
Total by us	US$	US$

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed five percent of the total number of ADSs offered by them.

The total expenses of the offering payable by us, excluding underwriting discounts and commissions, will be approximately US$             million. Expenses include the SEC and the Financial Industry Regulatory Authority, or FINRA, filing fees, FINRA-related fees and expenses of the underwriters’ legal counsel (not to exceed US$            ), the [NASDAQ Global Market/NYSE] listing fee, and printing, legal, accounting and miscellaneous expenses.

We have applied for approval for listing the ADSs on [NASDAQ Global Market /NYSE] under the symbol “[BEDU].”

We have agreed that, without the prior written consent of the representatives, subject to certain exceptions, we and they will not, during the period ending 180 days after the date of this prospectus:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any ordinary shares or ADSs or any securities convertible into or exercisable or exchangeable for ordinary shares or ADSs;

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the ordinary shares or ADSs; or

•	file any registration statement with the SEC relating to the offering of any ordinary shares, ADSs or any securities convertible into or exercisable or exchangeable for ordinary shares or ADSs (other than a registration statement on Form S-8), whether any such transaction described above is to be settled by delivery of ordinary shares, ADSs, or such other securities, in cash or otherwise.

Our directors, executive officers, existing shareholders and [certain option holders] have agreed that, without the prior written consent of the representatives, such director, officer, shareholder or [option holder], subject to certain exceptions, will not, during the period ending 180 days after the date of this prospectus:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any ordinary shares or ADSs or any securities convertible into or exercisable or exchangeable for ordinary shares or ADSs; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the ordinary shares or ADSs,

whether any such transaction described above is to be settled by delivery of ordinary shares, ADSs, or such other securities, in cash or otherwise. In addition, we and each such person agrees that, without the prior written consent of the representatives on behalf of the underwriters, we or such other person will not, during the restricted period, make any demand for, or exercise any right with respect to, the registration of any ordinary shares, ADSs, or any security convertible into or exercisable or exchangeable for ordinary shares or ADSs.

The restrictions described in the preceding paragraphs to do not apply to:

•	the sale of shares to the underwriters;

•	the issuance by the Company of shares of common stock upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus of which the underwriters have been advised in writing;

•	transactions by any person other than us relating to shares of common stock or other securities acquired in open market transactions after the completion of the offering of the shares; provided that no filing under Section 16(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), is required or voluntarily made in connection with subsequent sales of the common stock or other securities acquired in such open market transactions; or

•	[the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares of common stock, provided that (i) such plan does not provide for the transfer of common stock during the restricted period and (ii) to the extent a public announcement or filing under the Exchange Act, if any, is required or voluntarily made regarding the establishment of such plan, such announcement or filing shall include a statement to the effect that no transfer of common stock may be made under such plan during the restricted period.]

The foregoing lock-up period will be extended under certain circumstances. If (1) during the last 17 days of the applicable lock-up period, we issue an earnings release or material news or a material event relating to us occurs; or (2) prior to the expiration of the applicable lock-up period, we announce that we will release earnings results during the 16-day period beginning on the last day of the applicable lock-up period or provide notification to the representatives of any earnings release or material news or material event that may give rise to an extension of the initial lock-up period, the lock-up will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event unless the extension is waived in writing by the underwriters.

Subject to compliance with the notification requirements under FINRA Rule 5131 applicable to lock-up agreements with our directors or officers, if the representatives, in their sole discretion, agree to release or waive the restrictions set forth in a lock-up agreement for an officer or director of us and provides us with notice of the impending release or waiver at least three business days before the effective date of the release or waiver, we agree to announce the impending release or waiver by issuing a press release through a major news service at least two business days before the effective date of the release or waiver. Currently, there are no agreements, understandings or intentions, tacit or explicit, to release any of the securities from the lock-up agreements prior to the expiration of the corresponding period.

[In addition, we have instructed             , as depositary, not to accept any deposit of any ordinary shares or issue any ADSs for 180 days after the date of this prospectus (other than in connection with this offering), unless we instruct the depositary otherwise.]

To facilitate this offering of the ADSs, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the ADSs. Specifically, the underwriters may sell more ADSs than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of ADSs available for purchase by the underwriters under the over- allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing ADSs in the open market. In determining the source of ADSs to close out a covered short sale, the underwriters will consider, among other things, the open market price of ADSs compared to the price available under the over-allotment option. The underwriters may also sell ADSs in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ADSs in the open market after pricing that could adversely affect investors who purchase in this offering. In addition, to stabilize the price of the ADSs, the underwriters may bid for, and purchase, ADSs in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the ADSs in this offering, if the syndicate repurchases previously distributed ADSs to cover syndicate short positions or to stabilize the price of the ADSs. Any of these activities may raise or maintain the market price of the ADSs above independent market levels or prevent or retard a decline in the market price of the ADSs. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.

In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments. We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act and liabilities incurred in connection with the directed share program referred to below. If we are unable to provide this indemnification, we will contribute to payments that the underwriters may be required to make for these liabilities.

[At our request, the underwriters have reserved for sale, at the initial public offering price, up to              ADSs offered by this prospectus for sale, at the initial public offering price, to our directors, officers, employees, business associates and related persons. If purchased by these persons, these ADSs will be subject to a 180-day lock-up restriction. We will pay all fees and disbursements of counsel incurred by the underwriters in connection with offering the ADSs to such persons. Any sales to these persons will be made through a directed share program. The number of ADSs available for sale to the general public will be reduced to the extent such persons purchase such reserved ADSs. Any reserved ADSs not so purchased will be offered by the underwriters to the general public on the same basis as the other ADSs offered by this prospectus.]

The address of Morgan Stanley & Co. International plc is 25 Cabot Square, Canary Wharf, London E14 4QA, United Kingdom. The address of Deutsche Bank Securities Inc. is 60 Wall Street, New York, New York 10005, United States.

Electronic Offer, Sale and Distribution of ADSs

A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of ADSs to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations. In addition, ADSs may be sold by the underwriters to securities dealers who resell ADSs to online brokerage account holders. Other than the prospectus in electronic format, the information on any underwriter’s or selling group member’s website and any information contained in any other website maintained by any underwriter or selling group member is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter or selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.

Pricing of the Offering

Prior to this offering, there has been no public market for the ordinary shares or ADSs. The initial public offering price is determined by negotiations between us and the representatives. Among the factors considered in determining the initial public offering price are our future prospects and those of our industry in general, our sales, earnings, certain other financial and operating information in recent periods, the price-earnings ratios, price-sales ratios and market prices of securities and certain financial and operating information of companies engaged in activities similar to ours, the general condition of the securities markets at the time of this offering, the recent market prices of, and demand for, publicly traded ordinary share of generally comparable companies, and other factors deemed relevant by the representatives and us. Neither we nor the underwriters can assure investors that an active trading market will develop for the ADSs, or that the ADSs will trade in the public market at or above the initial public offering price.

Selling Restrictions

No action may be taken in any jurisdiction other than the United States that would permit a public offering of the ADSs or the possession, circulation or distribution of this prospectus in any jurisdiction where action for that purpose is required. Accordingly, the ADSs may not be offered or sold, directly or indirectly, and neither the prospectus nor any other offering material or advertisements in connection with the ADSs may be distributed or published in or from any country or jurisdiction except under circumstances that will result in compliance with any applicable laws, rules and regulations of any such country or jurisdiction.

[Australia. This document has not been lodged with the Australian Securities & Investments Commission and is only directed to certain categories of exempt persons. Accordingly, if you receive this document in Australia:

(a)	you confirm and warrant that you are either:

(i)	“sophisticated investor” under section 708(8)(a) or (b) of the Corporations Act 2001 (Cth) of Australia, or the Corporations Act;

(ii)	“sophisticated investor” under section 708(8)(c) or (d) of the Corporations Act and that you have provided an accountant’s certificate to the company which complies with the requirements of section 708(8)(c)(i) or (ii) of the Corporations Act and related regulations before the offer has been made;

(iii)	person associated with the company under section 708(12) of the Corporations Act; or

(iv)	“professional investor” within the meaning of section 708(11)(a) or (b) of the Corporations Act;

and to the extent that you are unable to confirm or warrant that you are an exempt sophisticated investor, associated person or professional investor under the Corporations Act, any offer made to you under this document is void and incapable of acceptance;

(b)	you warrant and agree that you will not offer any of the ADSs issued to you pursuant to this document for resale in Australia within 12 months of those ADSs being issued unless any such resale offer is exempt from the requirement to issue a disclosure document under section 708 of the Corporations Act.

Canada. The ADSs may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the ADSs must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (“NI 33-105”), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Cayman Islands. This prospectus does not constitute an invitation or offer to the public in the Cayman Islands of the ADSs, whether by way of sale or subscription. The underwriters have not offered or sold, and will not offer or sell, directly or indirectly, any ADSs in the Cayman Islands.

European Economic Area. In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of any shares which are the subject of the offering contemplated by this prospectus may not be made in that Relevant Member State unless the prospectus has been approved by the competent authority in such Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that an offer to the public in that Relevant Member State of any shares may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

•	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

•	by the underwriters to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than “qualified investors” as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive; provided that no such offer of shares shall result in a requirement for the publication by us or any representative of a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

Any person making or intending to make any offer of shares within the EEA should only do so in circumstances in which no obligation arises for us or any of the underwriters to produce a prospectus for such offer. Neither we nor the underwriters have authorized, nor do they authorize, the making of any offer of shares through any financial intermediary, other than offers made by the underwriters which constitute the final offering of shares contemplated in this prospectus.

For the purposes of this provision, and your representation below, the expression an “offer to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase any shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC (including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State) and includes any relevant implementing measure in each Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Each person in a Relevant Member State who receives any communication in respect of, or who acquires any shares under, the offer of shares contemplated by this prospectus will be deemed to have represented, warranted and agreed to and with us and each underwriter that:

•	it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive; and

•	in the case of any shares acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, (1) the shares acquired by it in the offering have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than “qualified investors” (as defined in the Prospectus Directive), or in circumstances in which the prior consent of the representatives has been given to the offer or resale; or (2) where shares have been acquired by it on behalf of persons in any Relevant Member State other than qualified investors, the offer of those shares to it is not treated under the Prospectus Directive as having been made to such persons.

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended, or the Order, and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons.

Hong Kong. The ADSs may not be offered or sold in Hong Kong by means of any document other than (1) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap.32, Laws of Hong Kong), or (2) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (3) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the ADSs may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder.

Japan. The ADSs have not been and will not be registered under the Financial Instruments and Exchange Law of Japan, and ADSs will not be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to any exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

People’s Republic of China. This prospectus has not been and will not be circulated or distributed in the PRC, and ADSs may not be offered or sold, and will not be offered or sold to any person for re-offering or resale, directly or indirectly, to any resident of the PRC except pursuant to applicable laws and regulations of the PRC.

Singapore. This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of our ADSs may not be circulated or distributed, nor may our ADSs be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (1) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or SFA, (2) to a relevant person or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (3) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

Where our ADSs are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor as defined in Section 4A of the SFA) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor; shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the ADSs under Section 275 of the SFA, except: (1) to an institutional investor (for corporations under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is or will be given for the transfer; or (3) where the transfer is by operation of law.

United Kingdom Each underwriter has represented and agreed that: (a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (“FSMA”) received by it in connection with the issue or sale of the ADSs in circumstances in which Section 21(1) of the FSMA does not apply to us; and (b) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the ADSs in, from or otherwise involving the United Kingdom.]

EXPENSES RELATING TO THIS OFFERING

Set forth below is an itemization of the total expenses, excluding underwriting discounts and commissions, that we expect to incur in connection with this offering. With the exception of the SEC registration fee, the Financial Industry Regulatory Authority, or FINRA, filing fee and the [NASDAQ Global Market/NYSE] listing fee, all amounts are estimates.

SEC registration fee	US$
[NASDAQ Global Market/NYSE] listing fee
FINRA filing fee
Printing and engraving expenses
Legal fees and expenses
Accounting fees and expenses
Miscellaneous

Total	US$

LEGAL MATTERS

The validity of the ADSs and certain other legal matters with respect to U.S. federal and New York State law in connection with this offering will be passed upon for us by Wilson Sonsini Goodrich & Rosati. Certain legal matters with respect to U.S. federal and New York State law in connection with this offering will be passed upon for the underwriters by Kirkland & Ellis International LLP. The validity of Class A ordinary shares represented by the ADSs offered in this offering and other certain legal matters as to Cayman Islands law will be passed upon for us by Conyers Dill & Pearman. Legal matters as to PRC law will be passed upon for us by Tian Yuan Law Firm and for the underwriters by JunHe LLP. Wilson Sonsini Goodrich & Rosati may rely upon Conyers Dill & Pearman with respect to matters governed by Cayman Islands law and Tian Yuan Law Firm with respect to matters governed by PRC law. Kirkland & Ellis International LLP may rely upon JunHe LLP with respect to matters governed by PRC law.

EXPERTS

The combined financial statements as of August 31, 2014, 2015 and 2016 and for each of the three years in the period ended August 31, 2016 included in this prospectus have been audited by Deloitte Touche Tohmatsu Certified Public Accountants LLP, an independent registered public accounting firm, as stated in their report appearing herein (which report expresses an unqualified opinion on the financial statements and includes an explanatory paragraph referring to the translation of Renminbi amounts to U.S. dollar amounts). Such combined financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The balance sheet of Bright Scholar Education Holdings Limited included in this prospectus has been audited by Deloitte Touche Tohmatsu Certified Public Accountants LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such balance sheet has been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The office of Deloitte Touche Tohmatsu Certified Public Accountants is located at 26/F Yuexiu Financial Tower, 28 Pearl River East Road, Guangzhou, People’s Republic of China.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed a registration statement, including relevant exhibits, with the SEC on Form F-1 under the Securities Act with respect to underlying Class A ordinary shares represented by the ADSs to be sold in this offering. We have also filed a related registration statement on Form F-6 with the SEC to register the ADSs. This prospectus, which constitutes a part of the registration statement on Form F-1, does not contain all of the information contained in the registration statement. You should read our registration statements and their exhibits and schedules for further information with respect to us and our ADSs.

The agreements included as exhibits to the registration statement on Form F-1 contain representations and warranties by each of the parties to the applicable agreement. These representations and warranties were made solely for the benefit of the other parties to the applicable agreement and (1) were not intended to be treated as categorical statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate; (2) may have been qualified in such agreement by disclosures that were made to the other party in connection with the negotiation of the applicable agreement; (3) may apply contract standards of “materiality” that are different from “materiality” under the applicable securities laws; and (4) were made only as of the date of the applicable agreement or such other date or dates as may be specified in the agreement.

Immediately upon the effectiveness of the registration statement on Form F-1 to which this prospectus is a part, we will become subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of proxy statements to shareholders, and Section 16 short swing profit reporting for our officers and directors and for holders of more than 10% of our ordinary shares. All information filed with the SEC can be inspected over the Internet at the SEC’s website at www.sec.gov and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. You may also obtain additional information over the Internet at the SEC’s website at www.sec.gov.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of

Bright Scholar Education Holdings Limited

We have audited the accompanying combined balance sheets of Bright Scholar Education Holdings Limited (the “Company”), its subsidiaries, other affiliated entities and its variable interest entities under common control with the Company (collectively referred to as the “Group”) as of August 31, 2014, 2015 and 2016, and the related combined statements of operations, shareholders’ equity and cash flows for each of the three years in the period ended August 31, 2016. These combined financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these combined financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined financial statements are free of material misstatement. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the combined financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such combined financial statements present fairly, in all material respects, the financial position of the Group as of August 31, 2014, 2015 and 2016, and the results of their operations and their cash flows for each of the three years in the period ended August 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

Our audits also comprehended the translation of Renminbi amounts into United States dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2(g). Such United States dollar amounts are presented solely for the convenience of the readers.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Guangzhou, China

February 10, 2017 (March 24, 2017 as to Note 1 and the convenience translation described in Note 2(g))

BRIGHT SCHOLAR EDUCATION HOLDINGS LIMITED

COMBINED BALANCE SHEETS

(Amounts in thousands)

		As of August 31,	As of August 31,	As of August 31,
		2014	2015	2016
	Note	RMB	RMB	RMB	USD
					(Note 2)
ASSETS
Current assets
Cash and cash equivalents		144,581	240,684	356,018	51,849
Restricted cash		3,547	3,564	6,433	937
Held-to-maturity investments	4	-	-	30,500	4,441
Accounts receivable		-	-	2,066	301
Amounts due from related parties	15	272,505	293,433	138,091	20,111
Other receivables, deposits and other assets	5	17,701	17,912	29,348	4,274
Inventories		6,882	8,488	9,580	1,395

Total current assets		445,216	564,081	572,036	83,308

Property and equipment, net	6	360,027	398,765	431,377	62,823
Land use right, net	7	37,613	36,640	35,667	5,195
Intangible assets	8	-	-	23,830	3,470
Goodwill		-	-	102,332	14,903
Prepayment for construction contract		24,109	15,393	2,421	353
Deferred tax assets, net	14	-	32,085	26,942	3,924
Other non-current assets	9	46,792	46,232	44,627	6,499

Total non-current assets		468,541	529,115	667,196	97,167

TOTAL ASSETS		913,757	1,093,196	1,239,232	180,475

LIABILITIES AND EQUITY
Current liabilities
Accounts payable (including accounts payable of the combined VIEs without recourse to Bright Scholar Education Holdings Limited of RMB84,100, RMB 88,218 and RMB63,605 as of August 31, 2014, 2015 and 2016)		84,100	88,218	63,605	9,263
Amounts due to related parties (including amounts due to related parties of the combined VIEs without recourse to Bright Scholar Education Holdings Limited of RMB279,821, RMB337,257 and RMB64,998 as of August 31, 2014, 2015 and 2016, respectively)	15	279,821	337,257	66,855	9,736
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the combined VIEs without recourse to Bright Scholar Education Holdings Limited of RMB148,968, RMB165,978 and RMB200,092 as of August 31, 2014, 2015 and 2016, respectively)	10	148,968	165,978	201,019	29,275
Income tax payable (including income tax payable of the combined VIEs without recourse to Bright Scholar Education Holdings Limited of RMB3,533, RMB5,258 and RMB16,169 as of August 31, 2014, 2015 and 2016, respectively)		3,533	5,258	16,169	2,355
Current portion of deferred revenue (including deferred revenue of the combined VIEs without recourse to Bright Scholar Education Holdings Limited of RMB 360,412, RMB477,890 and RMB664,201 as of August 31, 2014, 2015 and 2016, respectively)		360,412	477,890	664,201	96,731

		As of August 31,	As of August 31,	As of August 31,
		2014	2015	2016
	Note	RMB	RMB	RMB	USD
					(Note 2)
Total current liabilities		876,834	1,074,601	1,011,849	147,360

Deferred tax liabilities, net (including deferred tax liabilities of the combined VIEs without recourse to Bright Scholar Education Holdings Limited of nil, nil and RMB5,924 as of August 31, 2014, 2015 and 2016, respectively)	14	-	-	5,924	863
Deferred revenue (including deferred revenue of the combined VIEs without recourse to Bright Scholar Education Holdings Limited of RMB 1,495, RMB1,201 and RMB1,202 as of August 31, 2014, 2015 and 2016, respectively)		1,495	1,201	1,202	175
Other non-current liabilities(including deferred revenue of the combined VIEs without recourse to Bright Scholar Education Holdings Limited of RMB 53,850, RMB56,349 and RMB58,696 as of August 31, 2014, 2015 and 2016, respectively)	9	53,850	56,349	58,696	8,548

Total non-current liabilities		55,345	57,550	65,822	9,586

TOTAL LIABILITIES		932,179	1,132,151	1,077,671	156,946

Commitments and Contingencies	16
EQUITY
Share capital (US$0.0001 par value; 500,000,000 shares authorized, 9,259,000 shares issued and outstanding as of August 31, 2014 and 2015 and 10,000,000 shares issued and outstanding as of August 31, 2016)	11	7	7	7	1
Additional paid-in capital		30,643	42,160	239,760	34,918
Statutory reserves		12,147	24,020	47,813	6,963
Accumulated deficit		(58,733)	(110,684)	(170,851)	(24,882)

Shareholders’ equity		(15,936)	(44,497)	116,729	17,000
Non-controlling interests	17	(2,486)	5,542	44,832	6,529

Total equity		(18,422)	(38,955)	161,561	23,529

TOTAL LIABILITIES AND EQUITY		913,757	1,093,196	1,239,232	180,475

The accompanying notes are an integral part of these combined financial statements.

BRIGHT SCHOLAR EDUCATION HOLDINGS LIMITED

COMBINED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED AUGUST 31, 2014, 2015 AND 2016

(Amounts in thousands)

		2014	2015	2016
	Note	RMB	RMB	RMB	USD
					(Note 2)
Revenue	12	588,163	745,850	1,040,329	151,508
Cost of revenue		(501,881)	(655,597)	(736,205)	(107,217)

Gross profit		86,282	90,253	304,124	44,291
Selling, general and administrative expenses		(125,784)	(166,084)	(290,098)	(42,248)
Other operating income		3,626	5,249	4,283	624

Operating income (loss)		(35,876)	(70,582)	18,309	2,667
Interest income, net		1,596	1,808	2,148	313
Investment income		—	—	805	117
Other expense		(61)	(455)	(457)	(67)

Income (loss) before income taxes		(34,341)	(69,229)	20,805	3,030
Income tax (expense) benefit	14	(3,775)	29,317	(17,889)	(2,605)

Net income (loss)		(38,116)	(39,912)	2,916	425

Net income (loss) attributable to non-controlling interests		(5,230)	166	39,290	5,722

Net loss attributable to ordinary shareholders		(32,886)	(40,078)	(36,374)	(5,297)

Net loss per share attributable to ordinary shareholders
Basic and diluted	15	(3.55)	(4.33)	(3.75)	(0,54)
Weighted average shares used in calculating net loss per ordinary share:
Basic and diluted	15	9,259,000	9,259,000	9,698,336	9,698,336

The accompanying notes are an integral part of these combined financial statements

BRIGHT SCHOLAR EDUCATION HOLDINGS LIMITED

COMBINED STATEMENTS OF SHAREHOLDERS’ EQUITY

(Amounts in thousands)

	Attributable to shareholders of the Group
	Share capital		Additional paid-in capital	Statutory reserves	Accumulated (deficit)	Total	Non- controlling interests	Total equity
	RMB		RMB	RMB	RMB	RMB	RMB	RMB
Balance at September 1, 2013	9,259,000	7	26,243	9,375	(23,075)	12,550	2,144	14,694
Net (loss) income for the year	—	—	—		(32,886)	(32,886)	(5,230)	(38,116)
Capital contribution	—	—	4,400	—	—	4,400	600	5,000
Transfer to statutory reserve	—	—		2,772	(2,772)	—	—	—

Balance at August 31, 2014	9,259,000	7	30,643	12,147	(58,733)	(15,936)	(2,486)	(18,422)

Net (loss) income for the year	—	—	—		(40,078)	(40,078)	166	(39,912)
Capital contribution	—	—	11,517	—	—	11,517	7,862	19,379
Transfer to statutory reserve	—	—		11,873	(11,873)	—	—	—

Balance at August 31, 2015	9,259,000	7	42,160	24,020	(110,684)	(44,497)	5,542	(38,955)

Net (loss) income for the year	—	—	—		(36,374)	(36,374)	39,290	2,916
Transfer to statutory reserve	—	—		23,793	(23,793)	—	—	—
Acquisition of subsidiaries	384,487	—	102,530	—	—	102,530	—	102,530
Share-based compensation	356,513	—	95,070	—	—	95,070	—	95,070

Balance at August 31, 2016 in RMB	10,000,000	7	239,760	47,813	(170,851)	116,729	44,832	161,561

Balance at August 31, 2016 in USD	10,000,000	1	34,918	6,963	(24,882)	17,000	6,529	23,529

The accompanying notes are an integral part of these combined financial statements.

BRIGHT SCHOLAR EDUCATION HOLDINGS LIMITED

COMBINED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED AUGUST 31, 2014, 2015 AND 2016

(Amounts in thousands)

		2014	2015	2016
	Note	RMB	RMB	RMB	USD
					(Note 2)
Cash flows from operating activities
Net (loss) income for the year		(38,116)	(39,912)	2,916	425
Adjustments to reconcile net cash flows from operating activities:
Depreciation		32,543	56,134	69,548	10,129
Amortization of land use right		922	973	973	141
Amortization of acquired intangible assets		—	—	1,573	229
(Loss) income on disposal of property and equipment		(169)	289	83	12
Share-based compensation		—	—	95,070	13,845
Deferred income taxes		—	(32,085)	4,769	694
Changes in operating assets and liabilities and other, net:
Accounts receivable		—	—	(2,066)	(301)
Inventories		(2,071)	(1,607)	(485)	(71)
Other receivables, deposits and other assets		(7,111)	262	(2,253)	(328)
Accounts payable		(22,754)	12,949	(8,438)	(1,229)
Amounts due to related parties		3,238	(1,094)	(1,958)	(285)
Accrued expenses and other current liabilities		18,376	17,010	25,122	3,659
Deferred revenue		53,583	117,184	160,941	23,439
Others		8,183	4,784	14,863	2,165

Net cash from operating activities		46,624	134,887	360,658	52,524

Cash flows from investing activities
Purchase of held-to-maturity investments		—	—	(30,500)	(4,442)
Capital expenditures		(141,046)	(134,524)	(92,687)	(13,498)
Proceeds from sale of property and equipment		406	1,071	32	5
Acquisition of subsidiaries, net of cash acquired RMB6,899 in 2016		—	—	(101)	(15)
Acquisition of land use right		(8,147)	—	—	—
Advances to related parties		(391,490)	(262,490)	(716,788)	(104,389)
Repayments from related parties		369,763	241,562	872,130	127,012

Net cash (used in)/from investing activities		(170,514)	(154,381)	32,086	4,673

Cash flows from financing activities
Proceeds from capital contribution		5,000	3,000	—	—
Advances from related parties		400,343	192,272	112,586	16,396
Repayments to related parties		(303,687)	(79,658)	(387,127)	(56,379)

Net cash from/(used in) financing activities		101,656	115,614	(274,541)	(39,983)

Net change in cash and cash equivalents, and restricted cash		(22,234)	96,120	118,203	17,214
Cash and cash equivalents, and restricted cash at beginning of the year		170,362	148,128	244,248	35,571

Cash and cash equivalents, and restricted cash at end of the year		148,128	244,248	362,451	52,785

Supplemental disclosure of cash flow information:
Income tax paid		242	1,043	2,209	322
Non-cash investing activities:
Acquisition of subsidiaries		—	—	102,530	14,932
Capital contribution through additions to property and equipment		—	16,379	—	—
As of August, 31, 2014, 2015 and 2016
Accounts payable balance for acquisition of property and equipment		30,720	(15,632)	(10,557)	(1,537)
Amounts due to related parties balance for acquisition of property and equipment		76,432	(47,281)	(707)	(103)

The accompanying notes are an integral part of these combined financial statements.

BRIGHT SCHOLAR EDUCATION HOLDINGS LIMITED

NOTES TO THE COMBINED FINANCIAL STATEMENTS

(Amounts in thousands)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

Bright Scholar Education Holdings Limited (the “Company” or “Bright Scholar”) was incorporated under the laws of Cayman Islands on 16 December, 2016. The Company, its subsidiaries, variable interest entities and other affiliated entities under common control with the Company (collectively referred to as the “Group”, or “Education Group”) are principally engaged in the provision of full spectrum private fundamental education, including kindergarten, primary, middle, high school and international schools in the People’s Republic of China (the “PRC”).

History of the Group

The first education facility of the Group, Guangdong Country Garden School (“GCGS”), was founded in 1994 of which 70% of the interest was owned by an entity owned by Mr. Yang Guoqiang (“Mr. G”, being father of Ms. Yang Huiyan (“Ms. H”) and brother of Ms. Yang Meirong (“Ms. M”) and the remaining 30% interest was owned by other four Cofounders.

Between 2002 and 2007, 5 other schools have been established by Mr. G and the Cofounders. In 2008, Ms. H, daughter of Mr. G, and Ms. M, Mr. G’s sister, (collectively as the “Yang’s Family”) succeeded the school business from Mr. G and thereafter, the Yang’s Family was acting in collaboration on significant operating decisions and financing decisions of the Group and the schools. The Yang’s Family collaboratively established another 30 schools for the period between 2008 and 2014.

In 2014, Yang’s Family established BGY Education Investment and held 100% of its equity interest. Between 2014 and 2016, BGY Education Investment founded 14 kindergartens and private schools of which the Yang’s Family was acting in collaboration on the significant operating and financing decisions of BGY Education Investment and the 14 schools.

In addition, on January 27, 2016, Yang’s Family acquired the shareholding of Impetus Investment Limited (Cayman Island) (“Impetus”), a Cayman Islands exempted company, which through its Hong Kong subsidiary, Time Education China Holdings Limited (“Time Education HK”), and PRC subsidiary, Time Elan Education Technology Co., Ltd. (“Elan Education”), and, through a contractual arrangement, indirectly operates 15 training institutes in the PRC under the brand of “Elan”. The 15 training institutes in the PRC were operated by three PRC established companies, namely, Shanghai Elan Culture Communication Co., Ltd.(“Elan Shanghai”), Shenzhen Time Elan Technology Co., Ltd. (“Elan Shenzhen”) and Time Elan Education Technology (Beijing) Co., Ltd. (“Elan Beijing”). The acquisition of Impetus constituted a business combination for which the acquisition method of accounting was applied. Refer to Note 2 for details regarding the contractual arrangements (“Impetus VIEs arrangement”) and Note 3 for details of the acquisition of subsidiaries and schools.

In order to raise capital for the Group through an initial public offering, Yang’s Family incorporated Bright Scholar in December 2016 as the proposed listing entity (“Reorganization”). The main purpose of the Reorganization was to establish a Cayman holding company as the listing vehicle in preparation for an overseas initial public offering.

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES (Continued)

Reorganization

In order to raise capital for the Education Group through an initial public offering, the Group undertook a series of reorganization which includes:

1)	During the period from September 1, 2016 to February 28, 2017, the interests of all schools/subsidiaries held by other affiliated entities under common control of Yang’s Family has been transferred to BGY Education Investment.

2)	The Company was incorporated in the Cayman Islands as the proposed listing entity on December 16, 2016. As of the incorporation date, the total issued share capital was 1 ordinary shares with a par value of USD0.0001 and total authorized share capital is US$50 divided into 500,000,000 shares.

3)	Impetus set up a wholly owned PRC subsidiary, Zhuhai Bright Scholar on January 24, 2017.

4)	Pursuant to the PRC laws and regulations currently prohibit foreign ownership of companies and institutions providing compulsory education services at primary and middle school levels, and restrict foreign investment in education services at the kindergarten and high school level. Due to these restrictions, Bright Scholar, through its PRC subsidiary, Zhuhai Bright Scholar, have entered into a series of contractual arrangements on January 25, 2017 with BGY Education Investment, the schools that BGY Education Investment owns (collectively named as “new VIEs”) and the shareholders of BGY Education Investment. The series of contractual agreements include Call Option Agreement, Power of Attorney, Exclusive Management Services and Business Cooperation Agreement, and Equity Pledge Agreement. The Education Group believes that these contractual arrangements would enable Bright Scholar to (1) have power to direct the activities that most significantly affects the economic performance of the new VIEs, and (2) receive the economic benefits of the VIEs that could be significant to the new VIEs. Accordingly, the Company is considered the primary beneficiary of the new VIEs.

5)	In February 2017, the Company issued additional 9,999,999 shares to exchange 100% equity interest of Impetus. After the Company’s share increment, the total outstanding share of the Company was 10,000,000 share, among that, 72.6% 20% and 7.4% of its shares are held by Ms. M, Ms. H and Mr Junli He (“Mr. He”), the chief executive officer of the Group, respectively, each shareholder maintain individual ownership interests in the Group prior to the Reorganization. The 7.4% of the Company’s shares was issued to Mr. He as the exchange of its interest of the Education Group as part of the acquisition transaction as described in Note 3.

The Company was incorporated in December 2016 and the current structure was completed and in existence by February 28, 2017. The Group has considered the Reorganization as a change in the reporting entity or a consummation of a transaction accounted for in a manner similar to a pooling of interests, i.e., a reorganization of entities under common control. Hence, the accompanying combined financial statements of Bright Scholar as of August 31, 2014, 2015 and 2016 and for the years ended August 31, 2014, 2015 and 2016 has been prepared to reflect the change in the reporting entity as a result of the completion of restructuring retrospectively. The share and per share data relating to the ordinary shares issued by the Company are presented as if the Reorganization occurred at the beginning of the first period presented.

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES (Continued)

The Education Group’s principal subsidiaries and VIE subsidiaries and schools are as follows as of August 31, 2016:

			Equity interest attributed
	Place of establishment	Date of establishment	to the Group as at August 31,
Name			2014	2015	2016	Principal activities
Affiliated companies under common control with the Company:
Impetus	Cayman	April 1, 2014	n/a	n/a	100%	Investment holding
Time Education HK	Hong Kong	August 16, 2013	n/a	n/a	100%	Investment holding
Elan Education	The PRC	December 6, 2013	n/a	n/a	100%	Complementary education services

Variable interest entities (“VIEs”) under common control with the Company:

Elan Shanghai	The PRC	September 16, 2013	n/a	n/a	100%	Complementary education services
Elan Shenzhen	The PRC	October 19, 2015	n/a	n/a	100%	Complementary education services
Elan Beijing	The PRC	December 17, 2012	n/a	n/a	100%	Complementary education services

Schools/subsidiaries held by affiliated companies under common control with the company:
	Place of establishment	Date of establishment	Equity interest attributed to the Group as at August 31,
Name of schools			2014	2015	2016	Principal activities
Guangdong Country Garden School (“GCGS”)	The PRC	January 3, 1994	70%	70%	70%	Kindergarten and international formal education services
Huanan Country Garden School (“HCGS”)	The PRC	June 2, 2004	70%	70%	70%	Formal education services
Huanan Country Garden Bilingual Kindergarten	The PRC	June 22, 2004	70%	70%	70%	Kindergarten education services
Phoenix City Country Garden Kindergarten	The PRC	December 13, 2009	70%	70%	70%	Kindergarten education services
Phoenix City Bilingual School (“PCBS”)	The PRC	April 1, 2004	70%	70%	70%	Formal education services
Licheng Country Garden Bilingual Kindergarten	The PRC	November 17, 2004	70%	70%	70%	Kindergarten education services
Country Garden Venice Bilingual School (“CGBS”)	The PRC	September 1, 2007	70%	70%	70%	Formal education services
Nansha Country Garden Bilingual Kindergarten	The PRC	August 7, 2009	70%	70%	70%	Kindergarten education services
Phoenix City Bilingual Kindergarten	The PRC	April 16, 2008	70%	70%	70%	Kindergarten education services
Wuyi Country Garden Bilingual School	The PRC	September 1, 2009	70%	70%	70%	Formal education services
Shawan Country Garden Kindergarten	The PRC	July 5, 2010	70%	70%	70%	Kindergarten education services
Heshan Country Garden Kindergarten	The PRC	September 1, 2010	70%	70%	70%	Kindergarten education services
Heshan Country Garden School	The PRC	September 1, 2010	70%	70%	70%	Formal education services
Country Garden Venice Kindergarten	The PRC	September 1, 2011	70%	70%	70%	Kindergarten education services
Wuhan Country Garden Kindergarten	The PRC	August 26, 2011	70%	70%	70%	Kindergarten education services
Wuhan Country Garden School	The PRC	August 26, 2011	70%	70%	70%	Formal education services

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES (Continued)

	Place of establishment	Date of establishment	Equity interest attributed to the Group as at August 31,
Name of schools			2014	2015	2016	Principal activities
Huanan Country Garden Cuiyun Mountain Kindergarten	The PRC	May 31, 2012	70%	70%	70%	Kindergarten education services
Zengcheng Country Garden Kindergarten	The PRC	October 18, 2013	70%	70%	70%	Kindergarten education services
Zengcheng Country Garden School	The PRC	October 8, 2013	70%	70%	70%	Formal education services
Fengxin Country Garden Kindergarten	The PRC	August 25, 2014	70%	70%	70%	Kindergarten education services
Phoenix City Fengyan Kindergarten	The PRC	August 25, 2014	70%	70%	70%	Kindergarten education services
Country Garden Huacheng Kindergarten	The PRC	August 21, 2003	52%	52%	52%	Kindergarten education services
Country Garden Huacheng School	The PRC	August 21, 2003	39%	39%	39%	Formal education services
Xiju Country Garden Kindergarten	The PRC	March 3, 2013	100%	100%	100%	Kindergarten education services
Dalang Country Garden Kindergarten	The PRC	March 15, 2013	100%	100%	100%	Kindergarten education services
Huadu Holiday Peninsula Kindergarten	The PRC	August 5, 2013	100%	100%	100%	Kindergarten education services
Jurong Country Garden School	The PRC	September 1, 2013	100%	100%	100%	Formal education services
Maoming Country Garden Kindergarten	The PRC	March 5, 2013	100%	100%	100%	Kindergarten education services
Country Garden Silver Beach Kindergarten	The PRC	August 20, 2014	100%	100%	100%	Kindergarten education services
Haoting Country Garden Kindergarten	The PRC	November 27, 2014	n/a	100%	100%	Kindergarten education services
Huaxi Country Garden International Kindergarten	The PRC	September 1, 2014	n/a	100%	100%	Kindergarten education services
Huiyang Country Garden Kindergarten	The PRC	September 17, 2014	n/a	100%	100%	Kindergarten education services
Ningxiang Country Garden School*	The PRC	September 1, 2014	n/a	100%	100%	Formal education services
Huaxi Country Garden International School	The PRC	September 1, 2015	n/a	n/a	100%	Formal education services
Beijing Bright Scholar Education Consulting Limited Co., Ltd	The PRC	July 20, 2016	n/a	n/a	100%	Complementary education services

Schools/subsidiaries held by BGY Education Investment:

Ningxiang Country Garden Kindergarten	The PRC	September 1, 2014	n/a	100%	100%	Kindergarten education services
Ningxiang Country Garden Foreign Language Training School*	The PRC	September 1, 2014	n/a	100%	100%	Formal education services
Country Garden Panpuwan School	The PRC	July 1, 2015	n/a	100%	100%	Formal education services
Country Garden Silver Beach School	The PRC	August 20, 2015	n/a	100%	100%	Formal education services
Danyang Country Garden Kindergarten	The PRC	September 1, 2015	n/a	n/a	100%	Kindergarten education services
Gaoming Country Garden Kindergarten	The PRC	August 13, 2015	n/a	n/a	100%	Kindergarten education services
Huidong Silver Beach Education Consulting Co., Ltd.	The PRC	June 30, 2015	n/a	100%	100%	Formal education services
Laian Country Garden Foreign Language School	The PRC	August 11, 2015	n/a	100%	100%	Formal education services

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES (Continued)

	Place of establishment	Date of establishment	Equity interest attributed to the Group as at August 31,
Name of schools			2014	2015	2016	Principal activities
Laian Country Garden Kindergarten	The PRC	August 11, 2015	n/a	100%	100%	Kindergarten education services
Qingyuan Country Garden Bilingual Kindergarten	The PRC	September 1, 2015	n/a	n/a	100%	Kindergarten education services
Shaoguan Zhenjiang Country Garden Foreign Language Kindergarten	The PRC	November 1, 2015	n/a	n/a	100%	Kindergarten education services
Taishan Country Garden School	The PRC	August 24, 2015	n/a	n/a	100%	Formal education services
Lanzhou Country Garden School	The PRC	September 1, 2016	n/a	n/a	n/a	Formal education services
Enping Country Garden Kindergarten	The PRC	August 3, 2015	n/a	100%	100%	Kindergarten education services
Foshan Elan Educational Technology Co., Ltd	The PRC	July 1, 2016	n/a	n/a	100%	Complementary education services
Shanghai Yihe Educational Technology Co., Ltd	The PRC	August 15, 2017	n/a	n/a	100%	Complementary education services

*	Ningxiang Country Garden School currently operates its high school programs through Ningxiang Country Garden Foreign Language Training School.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of presentation and combination

The combined financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

The Group has considered the Reorganization as a change in reporting entity for a reorganization of entities under common control of the Yang’s Family and hence reflect the Reorganization in a manner similar to the pooling of interests method of accounting and the combined assets, liabilities, revenues and expenses are all reflected under historical cost basis of the Yang’s Family. Accordingly, all financial information presented for the three years ended August 31, 2014, 2015 and 2016 and as of August 31, 2014, 2015 and 2016 (prior to the consummation of Reorganization and the incorporation of the Company) was prepared on a combined basis which represents the combined results of operations, financial position and cash flows of all the entities under common control of the Yang’s Family as if the Reorganization occurred on the earliest date during which all the entities were under common control of the Yang’s Family.

The combined financial statements include the financial information of BGY Education Investment, consolidated variable interest entities and the 51 schools as listed in Note 1, under which they are under common control of the Yang’s Family and when applicable, entities for which Yang’s Family has a controlling financial interest or is the primary beneficiary interest. All intercompany transactions and account balances have been eliminated.

(b) Principles of consolidation

The accompanying combined financial statements include the financial information of the Company, its subsidiaries and its consolidated variable interest entities (“VIEs”) (collectively the “Group”). All intercompany balances and transactions have been eliminated.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Consolidation of VIEs

Impetus VIEs Arrangement

Applicable PRC laws and regulations currently limit foreign ownership of companies that provide education services in the PRC. As Impetus is deemed a foreign legal person under PRC laws and accordingly subsidiaries owned by the Impetus are ineligible to engage in provisions of education services. To provide the Group effective control over three PRC established companies, namely, Shanghai Elan Culture Communication Co., Ltd., Shenzhen Time Elan Technology Co., Ltd. and Time Elan Education Technology (Beijing) Co., Ltd. (collectively as “Elan Operating Subsidiaries” or “Impetus VIEs”) and receive substantially all of the economic benefits of Elan Operating Subsidiaries, Impetus’s wholly owned subsidiary entered into a series of contractual arrangements, with Elan Operating Subsidiaries and their shareholder, BGY Education Investment on January 27, 2016 (“Impetus VIE Arrangement).

The series of contractual agreements include Voting Rights Proxy Agreement & Irrevocable Powers of Attorney, Exclusive Call Option Agreement, Equity Pledge Agreement, and Exclusive Management Services and Business cooperation Agreement. Under these agreements, the shareholders of Elan Operating Subsidiaries irrevocably granted Elan Education the power to exercise all voting rights to which they were entitled. In addition, Elan Education has the option to acquire all of the equity interests in Elan Operating Subsidiaries, to the extent permitted by the then-effective PRC laws and regulations, for nominal consideration. Finally, Elan Education is entitled to receive service fees for certain services to be provided to Elan Operating Subsidiaries.

The Call Option Agreement and Voting Rights Proxy Agreement provide the Group with effective control over the Elan Education Subsidiaries, while the Equity Interest Pledge Agreements secure the obligations of the shareholders of Elan Operating Subsidiaries under the relevant agreements. Because Impetus, through Elan Education, has (i) the power to direct the activities of Elan Operating Subsidiaries, that most significantly affect the entity’s economic performance and (ii) the right to receive substantially all of the benefits from Elan Operating Subsidiaries, Impetus is deemed the primary beneficiary of Elan Operating Subsidiaries. Accordingly, Impetus consolidates Elan Operating Subsidiaries’ financial results of operations, assets and liabilities in the Impetus’s consolidated financial statements.

The Impetus VIEs contractual agreements are terminated in February 2017 as part of the Reorganization.

New VIEs Arrangement

PRC laws and regulations currently prohibit foreign ownership of companies and institutions providing compulsory education services at primary and middle school levels, and restrict foreign investment in education services at the kindergarten and high school level. In addition, the PRC government regulates the provision of education services through strict licensing requirements.

As described in Note 1, , the Company, through its wholly owned subsidiary in China (the “WFOE”), Zhuhai Bright Scholar, have entered into the following contractual arrangements on January 25, 2017 with BGY Education Investment, BGY Education Investment’s schools and subsidiaries and BGY Education Investment’s shareholders that enable the Company to (1) have power to direct the activities that most significantly affects the economic performance of the New VIEs, and (2) receive the economic benefits of the VIE that could be significant to the New VIEs.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Agreements that provide the Group with effective control over the New VIEs include:

Voting Rights Proxy Agreement & Irrevocable Power of Attorney

Under voting right proxy agreement and irrevocable power of attorney, each of the shareholders of BGY Education Investment has executed a power of attorney to grant Zhuhai Bright Scholar the power of attorney to act on his or her behalf on all matters pertaining the BGY Education Investment and to exercise all of his or her rights as a shareholder of BGY Education Investment, including but not limited to convene, attend and vote at shareholders’ meetings, designate and appoint directors and senior management members. The proxy agreement will remain in effect unless Zhuhai Bright Scholar terminates the agreement by giving a prior written notice or gives its consent to the termination by BGY Education Investment.

Exclusive Call Option Agreement

Under the exclusive call option agreement, each of the shareholders of BGY Education Investment granted Zhuhai Bright Scholar or its designated representative(s) an irrevocable and exclusive option to purchase their equity interests in BGY Education Investment when and to the extent permitted by PRC law. Zhuhai Bright Scholar or its designated representative(s) has sole discretion as to when to exercise such options, either in part or in full. Without Zhuhai Bright Scholar’s written consent, the shareholders of BGY Education Investment shall not transfer, donate, pledge, or otherwise dispose any equity interests of BGY Education Investment in any way. The acquisition price for the shares or assets will be the minimum amount of consideration permitted under the PRC law at the time when the option is exercised. The agreement cannot be terminated by BGY Education Investment or their shareholders.

Equity Pledge Agreement

Under the equity pledge agreement, each of the shareholders pledged all of their equity interests in BGY Education Investment to Zhuhai Bright Scholar as collateral to secure their obligations under the equity pledge agreements. If the shareholders of BGY Education Investment breach their respective contractual obligations, Zhuhai Bright Scholar, as pledgee, will be entitled to certain rights, including the right to dispose the pledged equity interests. Pursuant to the agreement, the shareholders of BGY Education Investment shall not transfer, assign or otherwise create any new encumbrance on their respective equity interest in BGY Education Investment without prior written consent of Zhuhai Bright Scholar. The equity pledge right held by Zhuhai Bright Scholar will expire when the shareholders of BGY Education Investment and Zhuhai Bright Scholar have fully performed their respective obligations under the Consulting Services Agreement and Operating Agreement, or the shareholder is no longer a shareholder of BGY Education Investment or the satisfaction of all its obligations by BGY Education Investment under the VIE contractual arrangements.

The agreements that transfer economic benefits of New VIEs to the Group include:

Exclusive Management Services and Business cooperation Agreement

Under the exclusive management services and business cooperation agreement, BGY Education Investment engages Zhuhai Bright Scholar as its exclusive technical and operational consultant and under which Zhuhai Bright Scholar agrees to assist in business development and related services necessary to conduct BGY Education Investment’ operational activities. BGY Education Investment shall not seek or accept similar services from other providers without the prior written approval of Zhuhai Bright Scholar. The agreements will be effective as long as BGY Education Investment exists. Zhuhai Bright Scholar may terminate this agreement at any time by giving a prior written notice to BGY Education Investment.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Under the above agreements, the shareholders of BGY Education Investment irrevocably granted Zhuhai Bright Scholar the power to exercise all voting rights to which they were entitled. In addition, Zhuhai Bright Scholar has the option to acquire all of the equity interests in BGY Education Investment, to the extent permitted by the then-effective PRC laws and regulations, for nominal consideration. Finally, Zhuhai Bright Scholar is entitled to receive service fees for certain services to be provided to BGY Education Investment.

The Call Option Agreement and Voting Rights Proxy Agreement provide the Group with effective control over the BGY Education Investment, while the Equity Interest Pledge Agreements secure the obligations of the shareholders of BGY Education Investment under the relevant agreements. Because the Group, through Zhuhai Bright Scholar, has (i) the power to direct the activities of BGY Education Investment, that most significantly affect the entity’s economic performance and (ii) the right to receive substantially all of the benefits from BGY Education Investment, the Group is deemed the primary beneficiary of BGY Education Investment. Accordingly, the Company combines BGY Education Investment’s financial results of operations, assets and liabilities in the Group’s combined financial statements.

The Group believes that the contractual arrangements with the New VIEs arrangement are in compliance with the PRC law and are legally enforceable. However, the contractual arrangements are subject to risks and uncertainties, including:

•	BGY Education Investment and their shareholders may have or develop interests that conflict with the Group’s interests, which may lead them to pursue opportunities in violation of the aforementioned contractual arrangements. If the Group cannot resolve any conflicts of interest or disputes between the Group and the shareholders of BGY Education Investment, the Group would have to rely on legal proceedings, which could result in disruption of its business, and there is substantial uncertainty as to the outcome of any such legal proceedings.

•	BGY Education Investment and their shareholders could fail to obtain the proper operating licenses or fail to comply with other regulatory requirements. As a result, the PRC government could impose fines, new requirements or other penalties on the VIE or the Group, mandate a change in ownership structure or operations for the VIE or the Group, restrict the VIE or the Group’s use of financing sources or otherwise restrict the VIEs or the Group’s ability to conduct business.

•	The PRC government may declare the aforementioned contractual arrangements invalid. They may modify the relevant regulations, have a different interpretation of such regulations, or otherwise determine that the Group or the VIEs have failed to comply with the legal obligations required to effectuate such contractual arrangements.

•	If the legal structure and contractual arrangements were found to be in violation of PRC laws and regulations, the PRC government may restrict or prohibit the Group’s use of the proceeds of the additional public offering to finance the Group’s business and operations in China.

The Group’s ability to conduct its business may be negatively affected if the PRC government were to carry out of any of the aforementioned actions. As a result, the Group may not be able to consolidate BGY Education Investment in its combined financial statements as it may lose the ability to exert effective control over BGY Education Investment and their shareholders, and it may lose the ability to receive economic benefits from BGY Education Investment.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The following amounts and balances of New VIEs were presented as if the Reorganization occurred at the beginning of the first period presented. The amount included in the Group’s combined financial statements after the elimination of intercompany balances and transactions.

	As at August 31,
	2014	2015	2016
	RMB	RMB	RMB
ASSETS
Current assets
Cash and cash equivalents	144,581	240,684	355,830
Retricted cash	3,547	3,564	6,433
Held-to-maturity investments	—	—	30,500
Accounts receivable	—	—	2,066
Amounts due from related parties	272,505	293,433	138,091
Other receivables, deposits and other assets	17,701	17,912	28,996
Inventories	6,882	8,488	9,580

Total current assets	445,216	564,081	571,496

Property and equipment, net	360,027	398,765	431,324
Land use right, net	37,613	36,640	35,667
Intangible assets	—	—	23,702
Goodwill	—	—	102,332
Prepayment for construction contract	24,109	15,393	2,421
Deferred tax assets, net	—	32,085	26,942
Other non-current assets	46,792	46,232	44,627

TOTAL ASSETS	913,757	1,093,196	1,238,511

LIABILITIES
Current liabilities
Accounts payable	(84,100)	(88,218)	(63,605)
Amounts due to related parties	(279,821)	(337,257)	(64,988)
Accrued expenses and other current liabilities	(148,968)	(165,978)	(200,092)
Income tax payable	(3,533)	(5,258)	(16,169)
Current portion of deferred revenue	(360,412)	(477,890)	(664,201)

Total current liabilities	(876,834)	(1,074,601)	(1,009,055)
Deferred tax liabilities, net	—	—	(5,924)
Deferred revenue	(1,495)	(1,201)	(1,202)
Other non-current liabilities	(53,850)	(56,349)	(58,697)

TOTAL LIABILITIES	(932,179)	(1,132,151)	(1,074,877)

	For the year ended August 31,
	2014	2015	2016
	RMB	RMB	RMB
Total revenue	588,163	745,850	1,040,329
Net loss	(38,116)	(39,912)	3,530
Net cash used in operating activities	46,624	134,887	207,501
Net cash (used in) from investing activities	(170,514)	(154,381)	182,783
Net cash from (used in) financing activities	101,656	115,614	(272,269)
Net (decrease) increase in cash and cash equivalent	(22,234)	96,120	118,015
Cash and cash equivalent at beginning of year	170,362	148,128	244,248
Cash and cash equivalent at end of year	148,128	244,248	362,263

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

BGY Education Investment contributed 100% of the Group’s combined revenue for three years ended August 31, 2014, 2015 and 2016. As of August 31, 2014, 2015 and 2016, BGY Education Investment accounted for an aggregate of 100%, 100% and 99.9%, respectively, of the audited combined total assets, and 100%, 100% and 99.5%, respectively, of the combined total liabilities. Total assets not associated with the BGY Education Investment consisted of cash and cash equivalents.

There are no terms in any arrangements, considering both explicit arrangements and implicit variable interests that require the Company or its subsidiaries to provide financial support to BGY Education Investment. However, if BGY Education Investment were ever to need financial support, the Group may, at its option and subject to statutory limits and restrictions, provide financial support to its VIE through loans to the shareholders of BGY Education Investment or entrustment loans to BGY Education Investment.

The Group believes that there are no assets held in the BGY Education Investment that can be used only to settle obligations of BGY Education Investment, except for registered capital and the PRC statutory reserves. As the BGY Education Investment is incorporated as a limited liability company under the PRC Company Law, creditors of the BGY Education Investment do not have recourse to the general credit of the Company for any of the liabilities of the BGY Education Investment. Relevant PRC laws and regulations restrict BGY Education Investment from transferring a portion of their net assets, equivalent to the balance of its statutory reserve and its share capital, to the Company in the form of loans and advances or cash dividends. Please refer to Note 21 for disclosure of restricted net assets.

(c) Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results may differ from these estimates. The Group bases its estimates on historical experience and various other factors believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Significant accounting estimates reflected in the Group’s financial statements include assessment of realization of deferred tax assets, impairment assessment of long-lived assets, valuation of share-based compensation and goodwill and assumptions used to determine the fair value of the assets acquired through business combination. Actual results may differ materially from those estimates.

(d) Fair value

Fair value is considered to be the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability.

Authoritative literature provides a fair value hierarchy, which prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The level in the hierarchy within which the fair value measurement in its entirety falls is based upon the lowest level of input that is significant to the fair value measurement as follows:

Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

Level 2 applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability such as quoted prices for similar assets or liabilities in

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

The carrying values of financial instruments, which consist of cash and cash equivalents, restricted cash, accounts receivable, amounts due from related parties, other receivables, deposits, accounts payable, amounts due to related parties and other current liabilities are recorded at cost which approximates their fair value due to the short-term nature of these instruments.

(e) Foreign currency translation

The Group’s reporting currency is Renminbi (“RMB”). The functional currency of the affiliates incorporated outside the mainland China are the United States dollar (“US dollar” or “US$”). The functional currency of all the other subsidiaries and the VIE is RMB.

Monetary assets and liabilities denominated in currencies other than the applicable functional currencies are translated into the functional currencies at the prevailing rates of exchange at the balance sheet date. Nonmonetary assets and liabilities are remeasured into the applicable functional currencies at historical exchange rates.

(f) Foreign currency risk

The RMB is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the Peoples Bank of China, controls the conversion of RMB into other currencies. The value of the RMB is subject to changes in central government policies, international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. The Group’s cash and cash equivalents, restricted cash, and term deposits denominated in RMB amounted to RMB 148,128, RMB 244,248 and RMB 362,451 as of August 31, 2014, 2015 and 2016, respectively.

(g) Convenience translation

The Group’s business is primarily conducted in China and almost all of the revenues are denominated in RMB. However, periodic reports made to shareholders will include current period amounts translated into US dollars using the then current exchange rates, for the convenience of the readers. Translations of balances in the combined balance sheets, and the related combined statements of operations, shareholders’ equity and cash flows from RMB into US dollars as of and for the year ended August 31, 2016 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB 6.8665, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on February 28, 2017. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on February 28, 2017, or at any other rate.

(h) Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and principal-secured floating rate financial instruments which are unrestricted as to withdrawal or use, and which have original maturities of three months or less when purchased. The carrying value of cash equivalents approximates market value.

(i) Restricted cash

The Group’s restricted cash mainly represents (a) deposit held in a designated bank account for the sole purpose of business operation including the establishment of new schools and subsidiaries; and

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(b) deposit restricted as to withdrawal or use under government regulations. Restricted cash is classified as current based on respective agreements with the banks and governing authorities, the term of which are 12 months or less.

(j) Held-to-maturity investments

Financial investments consist mostly of two held-to-maturity investments with original maturity term of one and half year and three months, respectively. The Group’s held-to-maturity investments are classified as current investments on the combined balance sheets as of August 31, 2016 since the term of certain investments will be matured within one year. The held-to-maturity investments are stated at their amortized costs.

The Group reviews its held-to-maturity investments for other-than-temporary impairment (“OTTI”) based on the specific identification method. The Group considers available quantitative and qualitative evidence in evaluating the potential impairment of its short-term investments. If the cost of an investment exceeds the investments fair value, the Group considers, among other factors, general market conditions, expected future performance of the investees, the duration and the extent to which the fair value of the investment is less than the cost, and the Groups intent and ability to hold the investments. OTTI is recognized as a loss in the combined statement of operations.

(k) Inventories

Inventories are stated at the lower of cost and net realizable value.

(l) Property and equipment, net

Property and equipment is generally stated at historical cost and depreciated on a straight-line basis over the estimated useful lives of the assets. Depreciation expense is included in either cost of revenue or selling, general and administrative expenses, as appropriate. Property, plant and equipment consist of the following and depreciation is calculated on a straight-line basis over the following estimated useful lives:

Buildings	20 - 40 years
Leasehold improvement	3 – 5 years or the lesser of remaining life of lease
Motor vehicles	4 - 10 years
Electronic equipment	5 - 10 years
Office equipment	3 - 5 years
Other equipment	3 - 5 years
Others	3 years

(m) Land use right, net

Land use right is recorded at cost less accumulated amortization. Amortization is provided over the term of the land use right agreement on a straight-line basis over the term of the agreement, which is 40 years.

(n) Construction in progress

The Group constructs certain of its property. In addition to cost under the construction contracts, external costs, including consulting fee directly related to the construction of such facilities, are capitalized. Depreciation is recorded at the time assets are ready for the intended use.

(o) Impairment of long-lived assets

The Group evaluates the recoverability of long-lived assets with determinable useful lives whenever events or changes in circumstances indicate that an asset’s carrying amount may not be recoverable. The Group measures the carrying amount of long-lived asset against the estimated undiscounted future cash flows

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

associated with it. Impairment exists when the sum of the expected future net cash flows is less than the carrying value of the asset being evaluated. Impairment loss is calculated as the amount by which the carrying value of the asset exceeds its fair value. Fair value is estimated based on various valuation techniques, including the discounted value of estimated future cash flows. The evaluation of asset impairment requires the Group to make assumptions about future cash flows over the life of the asset being evaluated. These assumptions require judgment and actual results may differ from assumed and estimated amounts. No impairment loss was recognized for the years ended August 31, 2014, 2015 and 2016.

(p) Goodwill and intangible assets

Goodwill represents the excess of the purchase price over the fair value of identifiable net assets of businesses acquired. Intangible assets with finite lives are amortized over their estimated useful lives. The useful life of an intangible asset is the period over which the asset is expected to contribute directly or indirectly to future cash flows.

Goodwill is tested for impairment annually at the end of the fourth quarter, or sooner if impairment indicators arise. In the evaluation of goodwill for impairment, the company may perform a qualitative assessment to determine if it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If it is not, no further analysis is required. If it is, a prescribed two-step goodwill impairment test is performed to identify potential goodwill impairment and measure the amount of goodwill impairment loss to be recognized for that reporting unit, if any.

The first step in the two-step impairment test is to identify if a potential impairment exists by comparing the fair value of a reporting unit with its carrying amount, including goodwill. The fair value of a reporting unit is estimated by applying valuation multiples and/or estimating future discounted cash flows. The selection of multiples is dependent upon assumptions regarding future levels of operating performance as well as business trends and prospects, and industry, market and economic conditions. When estimating future discounted cash flows, we consider the assumptions that hypothetical marketplace participants would use in estimating future cash flows. In addition, where applicable, an appropriate discount rate is used, based on an industry-wide average cost of capital or location-specific economic factors. If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is not considered to have a potential impairment and the second step of the impairment test is not necessary. However, if the carrying amount of a reporting unit exceeds its fair value, the second step is performed to determine if goodwill is impaired and to measure the amount of impairment loss to recognize, if any.

The second step compares the implied fair value of goodwill with the carrying amount of goodwill. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination (i.e., the fair value of the reporting unit is allocated to all the assets and liabilities, including any unrecognized intangible assets, as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit was the purchase price paid to acquire the reporting unit). If the implied fair value of goodwill exceeds the carrying amount, goodwill is not considered impaired. However, if the carrying amount of goodwill exceeds the implied fair value, an impairment loss is recognized in an amount equal to that excess.

Based on the results of annual goodwill impairment tests, as of testing date, no impairment indicators were noted for all the periods presented.

Acquired intangible assets other than goodwill consist of trademarks and brand and core curriculum are carried at cost, less accumulated amortization and impairment. The amortization periods by major intangible asset classes are as follows:

Trademarks & brand	10 years
Core curriculum	10 years

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(q) Revenue recognition

Revenue is recognized when persuasive evidence that an arrangement exists, delivery of the product or service has occurred, the selling price is both fixed and determinable and collection is reasonably assured. Revenue is measured at the fair value of the consideration received or receivable and represents amounts receivable for goods sold and services provided in the normal course of business, net of returns, discounts, and sales related tax. The primary sources of the Group’s revenues are as follows:

Educational programs and services

Service income includes tuition fees and boarding fees from international schools and bilingual schools of the Group and tuition fees from kindergartens of the Group.

Tuition and boarding fees received are generally paid in advance prior to the beginning of each semester, and are initially recorded as deferred revenue. In very limited circumstances students may, with special approval of the management, receive education first and pay their tuition in arrears later. Tuition and boarding fees are recognized proportionately over the relevant period of the applicable program. The portion of tuition and boarding payments received from students but not earned is recorded deferred revenue and is reflected as a current liability as such amounts represent revenue that the Group expects to earn within one year. The academic year of the Group’s school is generally from September to January of the following year and from March to July.

Educational materials

Revenue attributable to educational materials is recognized upon the delivery of the products to the students, which is when the risks and rewards have been transferred to the students.

Training course and program fees

Revenue derived from providing language training and other programs is recognized proportionally as the Group deliver these services over the period of the course.

(r) Cost of revenues

Cost of revenues consists of the following:

•	staff costs, which primarily consist of salaries and other benefits for the teachers,

•	education expenses, which primarily consist of expenses related to educational activities, including teaching material expenses, scholarships and student activity expenses,

•	utilities and maintenance costs for the schools, and

•	cost of goods sold for ancillary services, which primarily consist of cost of goods sold at the on-campus canteens.

(s) Government Subsidies

The Group recognizes government subsidies as other operating income when they are received because they are not subject to any past or future conditions, there are no performance conditions or conditions of use, and they are not subject to future refunds. Government subsidies received and recognized as other operating income totaled RMB 2,474, RMB 371 and RMB 1,397 for the years ended August 31, 2014, 2015 and 2016, respectively.

(t) Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. Valuation allowances are established when necessary to reduce deferred tax assets to amounts more likely than not to be realized.

The determination of our provision for income taxes requires significant judgment, the use of estimates, and the interpretation and application of complex tax laws. Significant judgment is required in assessing the timing and amounts of deductible and taxable items.

The Group record unrecognized tax benefit liabilities for known or anticipated tax issues based on our analysis of whether, and the extent to which, additional taxes will be due. The Group accrue interest and penalties related to unrecognized tax benefits in other liabilities and recognize the related expense in income tax expense.

(u) Employee Benefits

Obligations for contributions to defined contribution pension plans are recognized as an employee benefit expense in profit or loss in the period during which services are rendered by employees. Pursuant to the relevant labor rules and regulations in the PRC, the Group participates in defined contribution retirement schemes (the “Schemes”) organized by the relevant local government authorities for its eligible employees whereby the Group is required to make contributions to the Schemes at certain percentages of the deemed salary rate announced annually by the local government authorities.

The Group provides housing subsidies benefit for certain employees of GCGS. The Group estimates the expenses and related costs on the basis of the probability of the eligibility of GCGS’s employees, the average tenue and reasonable discount rates.

The Group has no other material obligation for payment of pension benefits associated with those schemes beyond the annual contributions described above.

(v) Share-based compensation

Share-based payment transactions with employees are measured based on the grant date fair value of the equity instrument issued and recognized as compensation expense net of a forfeiture rate on a straight-line basis, over the requisite service period, with a corresponding impact reflected in additional paid-in capital.

The estimate of forfeiture rate will be adjusted over the requisite service period to the extent that actual forfeiture rate differs, or is expected to differ, from such estimates. Changes in estimated forfeiture rate will be recognized through a cumulative catch-up adjustment in the period of change.

(w) Comprehensive income

The Group has no items of other comprehensive income in any of the three years ended August 31, 2014, 2015, 2016. As such, the Group is not required to report other comprehensive income or comprehensive income.

(x) Contingent Liabilities

The Group is subject to lawsuits, investigations and other claims related to the operation of our schools, environmental, product, taxing authorities and other matters, and are required to assess the likelihood of any adverse judgments or outcomes to these matters, as well as potential ranges of probable losses and fees.

A determination of the amount of accruals and disclosures required, if any, for these contingencies is made after considerable analysis of each individual issue. The Group accrue for contingent liabilities when an assessment of the risk of loss is probable and can be reasonably estimated. The Group disclose contingent liabilities when the risk of material loss is at least reasonably possible or probable.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The contingent liabilities contain uncertainties because the eventual outcome will result from future events. The determination of accruals and any reasonably possible losses in excess of those accruals require estimates and judgments related to future changes in facts and circumstances, interpretations of the law, the amount of damages or fees, and the effectiveness of strategies or other factors beyond the Group’s control. If actual results are not consistent with the Group’s estimates or assumptions, the Group may be exposed to gains or losses that could be material.

(y) Operating leases

Leases where substantially all the rewards and risks of the ownership of the assets remain with the leasing companies are accounted for as operating leases. Payments made for the operating leases are charged to the combined statements of operations on a straight-line basis over the lease term and have been included in the operating expenses in the combined statements of operations.

(z) Concentration of credit risk

Financial instruments that potentially subject the Company to significant concentration of credit risk consist primarily of cash and cash equivalents and restricted cash. As of August 31, 2016, substantially all of the Group’s cash and cash equivalents, and term deposits were deposited with financial institutions with high-credit ratings and quality.

(aa) Loss per Share

Basic and diluted net loss per share is computed by dividing loss attributable to holders of ordinary shares by the weighted average number of ordinary shares by the weighted average number of the ordinary shares outstanding during the period. During the three years ended August 31, 2014, 2015, 2016, the Company has no potentially dilutive ordinary shares and hence, the basic and diluted EPS are equal for the periods presented.

(aa) Recent Accounting Pronouncements

In May 2014, Financial Accounting Standards Board (or “FASB”) issued Accounting Standards Updates (or “ASU”) 2014-09, Revenue from Contracts with Customers (Topic 606), to clarify the principles of recognizing revenue and create common revenue recognition guidance between U.S. GAAP and International Financial Reporting Standards (“IFRS”). An entity has the option to apply the provisions of ASU 2014-09 either retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of initially applying this standard recognized at the date of initial application. ASU2014-09 is effective for fiscal years and interim periods within those years beginning after December 15, 2016, and early adoption is not permitted. In August, 2015, the FASB updated this standard to ASU 2015-14, the amendments in this Update defer the effective date of Update 2014-09, that the Update should be applied to annual reporting periods beginning after December 15, 2017 and earlier application is permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. The Company does not plan to early adopt this guidance and expects the adoption of this guidance will not have a material impact to the combined financial statements.

In February 2015, FASB issued ASU 2015-02, Consolidation (Topic 810)—Amendments to the Consolidation Analysis. ASU 2015-02 modifies existing consolidation guidance related to (i) limited partnerships and similar legal entities, (ii) the evaluation of variable interests for fees paid to decision makers or service providers, (iii) the effect of fee arrangements and related parties on the primary beneficiary determination, and (iv) certain investment funds. These changes are expected to limit the number of consolidation models and place more emphasis on risk of loss when determining a controlling

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

financial interest. ASU 2015-02 is effective for fiscal years and interim periods within those years beginning after December 15, 2015. Early adoption is permitted. The Company early adopted the new standards during the year ended August 31, 2016, which did not have a material impact on the combined financial statements of the respective fiscal year.

In July 2015, the FASB issued Accounting Standards Update 2015-11, Inventory (Topic 330): Simplifying the Measurement of Inventory (ASU 2015-11). Topic 330 currently requires an entity to measure inventory at the lower of cost or market, with market value represented by replacement cost, net realizable value or net realizable value less a normal profit margin. ASU 2015-11 requires an entity to measure inventory at the lower of cost or net realizable value. The new guidance is effective for fiscal years and interim periods within those years beginning after December 15, 2016. The amendments in the ASU should be applied prospectively with early application permitted as of the beginning of an interim or annual reporting period. The Company early adopted the amendments for the fiscal year ended August 31, 2016. The adoption of the amendments did not have a significant impact to the combined financial statements of the respective fiscal year.

In September 2015, FASB issued ASU 2015-16 related to the accounting for measurement period adjustments recognized in a business combination. Under the previous standard, when adjustments were made to amounts previously reported as part of a business combination during the measurement period, entities were required to revise comparative information for prior periods. Under the new standard, entities must recognize these adjustments in the reporting period in which the amounts are determined rather than retrospectively. The Company adopted the new standard during the year ended August 31, 2016, which did not have a significant impact on the combined financial statements.

In November 2015, FASB issued ASU 2015-17 Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes. The amendments in this Update require that deferred tax liabilities and assets be classified as noncurrent in a classified statement of financial position. The amendments in this Update apply to all entities that present a classified statement of financial position. The current requirement that deferred tax liabilities and assets of a taxpaying component of an entity be offset and presented as a single amount is not affected by the amendments in this Update. For public business entities, the amendments in this Update are effective for financial statements issued for annual periods beginning after December 15, 2016, and interim periods within those annual periods. Earlier application is permitted for all entities as of the beginning of an interim or annual reporting period. The amendments in this Update may be applied either prospectively to all deferred tax liabilities and assets or retrospectively to all periods presented. The Company has adopted this guidance during the year ended August 31, 2016, retroactively. The adoption of this guidance did not have a material effect on the combined financial statements.

In February 2016, FASB issued ASU 2016-02 related to Leases. Under the new guidance, lessees will be required to recognize all leases (with the exception of short-term leases) at the commencement date including a lease liability, which is a lessee’s obligation to make lease payments arising from a lease, measured on a discounted basis; and a right-of-use asset, which is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the lease term. Lessees (for capital and operating leases) and must apply a modified retrospective transition approach for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements. The modified retrospective approach would not require any transition accounting for leases that expired before the earliest comparative period presented. Lessees may not apply a full retrospective transition approach. Public business entities should apply the amendments in ASU 2016-02 for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years (i.e., January 1, 2019, for a calendar year entity). Early application is permitted. The Company is in the process of evaluating the impact of the standard on its combined financial statements.

In March 2016, FASB issued ASU 2016-09 related to stock compensation to facilitate improvements to Employee Share-Based Payment Accounting, which is intended to improve the accounting for employee

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

share-based payments and affect all organizations that issue share-based payment awards to their employees. Several aspects of the accounting for share-based payment award transactions are simplified, including: (a) income tax consequences; (b) classification of awards as either equity or liabilities; (c) accruals of compensation costs based on the forfeitures; (d) classification on the statement of cash flows. For public companies, the amendments are effective for annual periods beginning after December 15, 2016, and interim periods within those annual periods. Early adoption is permitted. The adoption of this guidance did not have a material effect on the combined financial statements.

In May 2016, FASB issued ASU 2016-12 Revenue from Contracts with Customers (Topic 606): Narrow-Scope Improvements and Practical Expedients. The amendments in this Update do not change the core principle of the guidance in Topic 606. Rather, the amendments in this Update affect only the narrow aspects of Topic 606. The areas improved include: (1) Assessing the Collectability Criterion in Paragraph 606-10-25-1(e) and Accounting for Contracts That Do Not Meet the Criteria for Step 1; (2) Presentation of Sales Taxes and Other Similar Taxes Collected from Customers; (3) Noncash Consideration; (4) Contract Modifications at Transition; (5) Completed Contracts at Transition; and (6) Technical Correction. The effective date and transition requirements for the amendments in this Update are the same as the effective date and transition requirements for Topic 606 (and any other Topic amended by Update 2014-09). The Company is in the process of assessing the impact of this ASU on its combined financial statements.

In October 2016, the FASB issued ASU 2016-17, “Consolidation (Topic 810): Interests Held through Related Parties That Are under Common Control”. The standard amends the consolidation guidance on how a reporting entity that is the single decision maker of a variable interest entity (VIE) should treat indirect interests in the entity held through related parties that are under common control with the reporting entity when determining whether it is the primary beneficiary of that VIE. Under the amendments, a single decision maker is not required to consider indirect interests held through related parties that are under common control with the single decision maker to be the equivalent of direct interests in their entirety. Instead, a single decision maker is required to include those interests on a proportionate basis consistent with indirect interests held through other related parties. The amendments are effective for fiscal years beginning after December 15, 2016, and interim periods within fiscal years beginning after December 15, 2017. Early adoption is permitted, including adoption in an interim period. The Company is in the process of evaluating the impact of the standard on its combined financial statements.

In November 2016, the FASB issued ASU 2016-18, “Statement of Cash Flows (Topic 230): Restricted Cash.” The amendments in this Update require that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The amendments in this Update apply to all entities that have restricted cash or restricted cash equivalents and are required to present a statement of cash flows under Topic 230. The Company early adopted the amendments for the fiscal year ended August 31, 2016, and each of the prior periods presented were retrospectively adjusted. As of August 31, 2014, 2015 and 2016, restricted cash of RMB3,547, RMB 3,564 and RMB 6,433, is included in cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows.

In January 2017, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2017-04, “Simplifying the Test for Goodwill Impairment.” Under the new accounting guidance, an entity will no longer determine goodwill impairment by calculating the implied fair value of goodwill by assigning the fair value of a reporting unit to all of its assets and liabilities as if that reporting unit had been acquired in a business combination. Instead, an entity will perform its goodwill impairment tests by comparing the fair value of a reporting unit with its carrying amount. An entity will recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value but

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

not to exceed the total amount of the goodwill of the reporting unit. In addition, an entity should consider income tax effects from any tax deductible goodwill on the carrying amount of the reporting unit when measuring the goodwill impairment, if applicable. The provisions of the new accounting guidance are required to be applied prospectively. The new accounting guidance is effective for the Company for goodwill impairment tests performed in fiscal years beginning after December 15, 2019. Early adoption is permitted for goodwill impairment tests performed after January 1, 2017. The Company is in the process of assessing the impact on its combined financial statements from the adoption of the new guidance.

3.	BUSINESS COMBINATION

Acquisition of Impetus

On January 27, 2016, Yang’s Family completed the acquisition of 100% equity interests in Impetus, together with its subsidiaries and variable interest entities (collective as “Time Education Group”). Time Education Group operates 15 training institutes in the PRC under the brand of “Elan”. The merging of Time Education Group’s training institutes with the Education Group’s strong management team, leading brands and vertically integrated model allows the Education Group to provide high-quality, competitively priced and diversified services to the customers.

The equity interests was originally held at 30%, 14%, and 56% by Greenergy Development Pte. Ltd (“Greenergy”), Accurate Vision Holdings Ltd (“Accurate Vision”) and Mr. Junli He (Mr. He), respectively. Mr. He became the CEO of the Education Group after the acquisition of Impetus. Greenergy and Accurate Vision are companies owned by independent third parties.

The total consideration included i) cash consideration of RMB 54,600 which has been paid to the selling shareholders by August 31, 2016 and ii) 7.41% interests of Education Group to Mr. He. In addition, as part of the transaction, Mr. He has obligation to provide services to the Education Group and act as CEO after the acquisition. Hence, the Group determined that part of the consideration is related to the costs of services provided by Mr. He and allocated RMB95,070 to share based compensation (see note 13 for details) .

The Group determined the total consideration for the acquisition of Time Education Group as follows:

RMB
Fair value of 7.41% interests of Education Group as of acquisition date (note 13)	150,000
Cash paid to the shareholders of Time Education Group by Yang’s Family	47,600
Cash paid to the shareholders of Time Education Group by the Group	7,000

Total amount	204,600
Attributable to cost of services provided by Mr. He as CEO	95,070

Total consideration for the acquisition	109,530

Note 1: The fair value of Education Group and Time Education Group on the acquisition date are calculated by adopting income approach, in particular, the discounted cash flow method to analyze the indicative value of both of the groups. The fair value are estimated based on significant inputs which mainly include the financial results, growth trends and discount rate (see note 13 for details).

The acquisition of 100% equity interest of Time Education Group has been accounted for using the acquisition method of accounting, and accordingly, the acquired assets and liabilities were recorded at their

3.	BUSINESS COMBINATION (Continued)

fair value at the date of acquisition. The Group engaged a third party valuation firm to assist them with the valuation of interest in Time Education Group as well as property and equipment and intangible assets. The excess of the total consideration over the fair value of the assets acquired was recorded as goodwill which is not tax deductible. The results of these acquired entities’ operations have been included in the combined financial statements since the date of acquisition. The purchase price was allocated as at the date of acquisition as follows:

	RMB	Amortization period
Cash	6,899
Other current assets	10,443
Property and equipment	7,434	3~5 years
Intangible assets
Trademarks and brand	24,186	10 years
Core curriculum	1,007	10 years
Goodwill	102,332
Other current liabilities	(36,473)
Deferred tax liabilities	(6,298)

Total consideration and value to be allocated to net assets	109,530

The identifiable assets acquired, except for trademark and brand, core curriculum, liabilities assumed and any non-controlling interest in the acquiree are required to be recognized and measured at fair value as of the acquisition date. An intangible asset is identified if it meets either the separability criterion or the contractual-legal criteria in accordance with ASC 805, Business Combination. Fair value of fixed assets acquired approximates the net book value of these assets. The goodwill was assigned to the complementary education services segment as a result of these acquisitions.

The following table summarizes unaudited pro forma results of operations for the years ended August 31, 2015 and 2016, assuming that acquisitions of Impetus occurred as of the beginning of the presented period. The pro forma results have been prepared for comparative purpose only based on management’s best estimate and do not purport to be indicative of the results of operations which actually would have resulted had the acquisitions occurred as of the beginning of period:

Pro forma for the year ended August 31, 2015

RMB
Pro forma revenue	765,113
Pro forma loss from operations	(86,169)
Pro forma net loss attributable to the Group	(50,647)

Pro forma for the year ended August 31, 2016

RMB
Pro forma revenue	1,056,341
Pro forma income from operations	1,689
Pro forma net loss attributable to the Group	(40,835)

Revenues and net loss in the amount of RMB 25,577 and RMB 8,464, respectively, attributable to Time Education Group acquired in January 2016 were included in the combined statements of operations since the acquisition date.

4.	HELD-TO-MATURITY INVESTMENTS

As of August 31, 2016, the Group’s held-to-maturity investments consist of investment in a Limited Liability Partnership (“LLP”), which principally invests in the real estate properties of Country Garden Holdings Company Limited in the PRC, and debt securities carried at amortized cost of RMB 30,000 and RMB 500, respectively, which approximate the aggregate fair value. All of these investments mature within one year and are classified as current assets. The amount of unrealized holding gain as of August 31, 2016 was RMB 805.

The held-to-maturity investments in LLP have fixed maturity dates and pay a target return on the amount invested. The Group has the positive intent and ability to hold the investments to maturity. There has been no impairment recognized and no sales of any held-to-maturity investments before maturities during the periods presented.

5.	OTHER RECEIVABLES, DEPOSITS AND OTHER ASSETS

Other receivables, deposits and other assets consisted of the followings:

	As at August 31,
	2014	2015	2016
	RMB	RMB	RMB
Other receivables from third parties	55	80	4,346
Advances to employees	8,256	5,953	8,724
Deposits	2,341	2,766	5,090
Unamortized expense for housing subsidies - current	2,499	2,347	2,916
Others	4,550	6,766	8,272

Total	17,701	17,912	29,348

6.	PROPERTY AND EQUIPMENT, NET

Property and equipment, net, consisted of the followings:

	As at August 31,
	2014	2015	2016
	RMB	RMB	RMB
Buildings	489,918	524,609	565,924
Leasehold improvement	23,983	40,388	59,320
Motor vehicles	13,828	13,210	12,538
Electronic equipment	21,806	21,291	32,302
Office equipment	27,355	30,065	35,904
Other equipment	55,193	60,229	62,500
Construction in progress	—	10,243	10,717
Others	10,795	23,895	47,264

Total costs	642,878	723,930	826,469
Less: accumulated depreciation	282,851	325,165	395,092

Property and equipment, net	360,027	398,765	431,377

For the years ended August 31, 2014, 2015 and 2016, depreciation expenses were RMB 32,543, RMB 56,134 and RMB 69,548, respectively.

7.	LAND USE RIGHT, NET

	As at August 31,
	2014	2015	2016
	RMB	RMB	RMB
Land in Ningxiang, Changsha City	38,920	38,920	38,920

Less: accumulated amortization	1,307	2,280	3,253

Land use right, net	37,613	36,640	35,667

The lease period of the land use right is from November 2013 to November 2053. Amortization expenses were RMB 922, RMB 973 and RMB 973 for the year ended August 31, 2014, 2015 and 2016, respectively.

8.	INTANGIBLE ASSETS

Intangible assets consisted of the followings:

	As at August 31,
	2014	2015	2016
	RMB	RMB	RMB
Trademarks and brand	—	—	24,778
Core curriculum	—	—	1,007

Total costs			25,785
Less: accumulated amortization	—	—	1,955

Intangible assets, net	—	—	23,830

Amortization expenses for the intangible assets for the years ended August 31, 2014, 2015 and 2016 were nil, nil and RMB1,573 respectively. As of August 31, 2016, the estimated amortization expenses related to intangible assets for each of the next five years is expected to be RMB 2,519.

9.	OTHER NON-CURRENT ASSETS/ OTHER NON-CURRENT LIABIIITIES

The Group provides housing subsidies benefit for eligible employees of GCGS. Eligible employees can be entitled for the housing subsidies if they fulfill the following criteria: 1) who awarded as distinguished teachers in five consecutive years or in seven years accumulated; and 2) who continue to be distinguished teachers in next five consecutive years or in seven accumulated years after they fulfill the first criterion.

The future housing subsidies expenses to eligible employees are recognized as assets, and amortized over the remaining tenure of each eligible employee as agreed in respective housing subsidy agreement. Total unamortized expense were RMB 49,291, RMB 48,579 and RMB 47,543 as of August 31, 2014, 2015 and 2016, respectively. The current portion of the unamortized expense for housing subsidies of RMB 2,499, RMB 2,347 and RMB 2,916 were included in other receivables, deposits and other assets (Note 5). The remaining non-current unamortized expense of RMB 46,792, RMB 46,232 and RMB 44,627 as of August 31 2014, 2015 and 2016, respectively, are included in other non-current assets.

The Group also has a present obligation as a result of such benefit plan and believes that it is more likely than not that an outflow will be required to settle the obligation. The Group estimates the expenses and related costs on the basis of the probability of the eligibility of GCGS’ employees at 59.9%, the average tenure of 35 years, employees’ turnover rate at 10% and reasonable discount rates at 9%. Total non-current liabilities were RMB 53,850, RMB 56,349 and RMB 58,696 as of August 31, 2014, 2015 and 2016, respectively.

10.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consisted of the following:

	As at August 31,
	2014	2015	2016
	RMB	RMB	RMB
Payroll and related benefits	85,361	102,885	114,976
Temporary receipt from students	39,183	36,679	55,019
Deposits received	16,033	16,602	16,845
Others	8,391	9,812	14,179

Total	148,968	165,978	201,019

11.	SHARE CAPITAL

The Company was incorporated in December 16, 2016. As of the incorporation date, the total issued share capital of the Company is USD0.0001 consisting of 1 ordinary shares with a par value of USD0.0001 and total authorized share capital is US$50 divided into 500,000,000 shares. In February 2017, the Company issued additional 9,999,999 shares to exchange 100% equity interest of Impetus. After the Company’s share increment, the total outstanding share of the Company was 10,000,000 shares, among that, 72.6% 20% and 7.4% of its shares are held by Ms. M, Ms. H and Mr. He, the chief executive officer of the Group, respectively, and each shareholder maintain individual ownership interests in the Group prior to the Reorganization.

The shares information relating to a total of 92.6% of 10,000,000 ordinary shares (i.e. 9,259,000 shares) issued by the Company to the Yang’s family in exchange for their ownership of the entities that had been under the control of the Yang’s family for the entire period presented, was presented as if the Reorganization occurred at the beginning of the first period presented. The total of 7.4% of 10,000,000 ordinary shares issued by the Company to Mr. He was presented as addition of shares in January 2016 as part of the consideration of the acquisition of Impetus (i.e. 384,487 shares) and its compensation for acting as CEO of the Group after the acquisition (i.e. 356,513 shares) (see Note 3).

12.	REVENUE

The Group provides private kindergarten, primary, middle and high school educational services in the PRC. The Group’s revenue mainly includes tuition income from education program, sale of education materials, meal income, boarding income and other education services related revenue. Revenue for the years ended August 31, 2014, 2015 and 2016 were all generated in the PRC.

	For the year ended August 31,
	2014	2015	2016
	RMB	RMB	RMB
Tuition income from kindergartens, primary, middle and high schools programs	472,946	609,033	824,216
Tuition income from training institutes	—	—	25,697
Sales of education materials	3,181	4,260	4,039
Meal income	85,117	94,317	126,490
Boarding income	21,189	31,492	44,385
Other revenue	5,929	6,795	15,771
Less: sales tax	199	47	269

Total	588,163	745,850	1,040,329

13.	SHARE-BASED COMPENSATION

In January 2016, Yang’s Family acquired 100% equity interest in Time Education Group. The Group paid 7.41% interest of the Education Group plus cash consideration to Mr. He for acquiring his 56% interest of Time Education Group and his services for acting as CEO of the Education Group after the acquisition. Hence, the Group determined that the amount in excess of the fair value of 7.41% interest in the Education Group and cash paid to Mr. He over the fair value of 56% interest in Time Education Group is deemed to be share-based compensation so as to attract Mr. He to serve as the CEO of the Education Group. Accordingly, the Group recorded share-based compensation expense of RMB 95,070 for the year ended August 31, 2016 and was included in selling, general and administrative expenses.

Commencing from the completion of acquisition, January 27, 2016, Mr. He is entitled to exercise any shareholder’s rights, including but not limited to the right to receive dividend and any voting rights, in respect of his 7.41% interest in the Education Group.

The Group engaged a third party valuation firm to assist them with the valuation of the Education Group and Time Education Group and determined that the fair value of the Education Group and Time Education Group as of the acquisition date was RMB 2,025,000 and RMB 108,982, respectively. The Group uses the income approach - discounted cash flow method to estimate the fair value of the Education Group and Time Education Group as of the acquisition date. The major assumptions used in the discount cash flow model are as follows:

Education Group
Revenue growth rate	3% to 27%
Weight average cost of capital (“WACC”)	18%
Terminal growth rate	3%

Time Education Group
Revenue growth rate	3% to 269%
Weight average cost of capital (“WACC”)	18%
Terminal growth rate	3%

14.	INCOME TAXES

Income tax expense (benefit) consist of the following:

	For the year ended August 31,
	2014	2015	2016
	RMB	RMB	RMB
Current income tax expense:
PRC	3,775	2,768	13,120
Deferred income tax (benefit) expense:
PRC	—	(32,085)	4,769

Total income tax expense (benefit)	3,775	(29,317)	17,889

Cayman Islands

Impectus is incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, the Company is not subject to income or capital gains taxes. In addition, dividend payments are not subject to withholdings tax in the Cayman Islands.

Hong Kong

The Company subsidiary, Time Education China Holding Limited (acquired in 2016), is located in Hong Kong and are subject to an income tax rate of 16.5% for taxable income earned in Hong Kong. No provision for Hong Kong Profits tax has been made in the combined financial statements as it has no assessable income for the years ended August 31, 2016.

14.	INCOME TAXES (Continued)

PRC

The subsidiaries and VIEs incorporated in the PRC were generally subject to a corporate income tax rate of 25%.

Effective from January 1, 2008, a new Enterprise Income Tax Law, or (“the New EIT Law”), consolidated the previous income tax laws for foreign invested and domestic invested enterprises in the PRC by the adoption a unified tax rate of 25% for most enterprises with the following exceptions. Changsha Country Garden Venice Bilingual School and Changsha Country Garden Venice Kindergarten were entitled to a five year tax exemptions in calendar from year January 1, 2013 to December 31, 2017 as they were determined as non-profit organization according to the Financial Bureau and National Taxation Bureau of Changsha.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Group’s deferred tax assets and liabilities were as follows:

	As at August 31,
	2014	2015	2016
	RMB	RMB	RMB
Deferred tax assets:
Net operating loss carry-forward	28,209	49,564	38,192
Less: valuation allowance	(28,209)	(17,479)	(11,250)

Total deferred tax assets	—	32,085	26,942

Deferred tax liabilities:
Intangible assets	—	—	5,924

Total deferred tax liabilities	—	—	5,924

Movement in valuation allowance is as follows:

Beginning balance	13,872	28,209	17,479
Additions	14,848	10,881	7,510
Reversal	(511)	(21,375)	(13,666)
Expired	—	(236)	(73)

Ending balance	28,209	17,479	11,250

As of August 31, 2014, 2015 and 2016 tax loss carry-forward amounted to RMB 112,836, RMB198,256 and RMB 152,768, respectively, and would expire by the end of calendar year 2019, 2020 and 2021. The Group operates its business through its subsidiaries, its VIEs, and other affiliated companies under common control with BGY Education Investment. The Group does not file consolidated tax returns, therefore, losses from individual subsidiaries or the VIEs and other affiliated companies under common control with BGY Education Investment may not be used to offset other subsidiaries’ or VIEs’ earnings within the Group. Valuation allowance is considered on each individual subsidiary and VIE basis. A valuation allowance of RMB 28,209, RMB17,479 and RMB 11,250 had been established as of August 31, 2014, 2015 and 2016, respectively, in respect of certain deferred tax assets as it is considered more likely than not that the relevant deferred tax assets will not be realized in the foreseeable future.

A deferred tax liability should be recorded for taxable temporary differences attributable to the excess of financial reporting amounts over tax basis amounts, including those differences attributable to a more than 50% interest in a domestic subsidiary. However, recognition is not required in situations where the tax law provides a means by which the reported amount of that investment can be recovered tax-free and the enterprise expects that it will ultimately use that means. The Company has not recorded any such deferred tax liability attributable to the undistributed earnings of its financial interest in VIEs because it believes such excess earnings can be distributed in a manner that would not be subject to income tax.

14.	INCOME TAXES (Continued)

The impact of an uncertain income tax position on the income tax return is recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant tax authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Interest and penalties on income taxes will be classified as a component of the provisions for income taxes. The Group has concluded that there are no significant uncertain tax positions requiring recognition in combined financial statements for the years ended August 31, 2014, 2015, and 2016. The Group did not incur any interest and penalties related to potential underpaid income tax expenses and also does not anticipate any significant increases or decreases in unrecognized tax benefits in the next 12 months. The Group has no material unrecognized tax benefits which would favorably affect the effective income tax rate in future periods. The years 2014 to 2016 remain subject to examination by the PRC tax authorities.

Reconciliation between the provision for income taxes computed by applying the PRC EIT rates of 25% in calendar year 2014, 2015 and 2016 to income before income taxes and the actual provision for income tax was as follows:

	For the year ended August 31,
	2014	2015	2016
	RMB	RMB	RMB
Net (loss) income before provision for income tax	(34,341)	(69,229)	20,805
PRC statutory tax rate	25%	25%	25%

Income tax at statutory tax rate	(8,585)	(17,308)	5,201
Effect of expenses that are not deductible in determining taxable profit	70	479	23,927
Unrecognized tax losses	14,848	10,881	7,510
Utilization of tax losses previously not recognized	(511)	(21,375)	(13,666)
Effect of income tax exemptions	(1,939)	(1,943)	(4,831)
Others	(108)	(51)	(252)

Income tax expense (benefit) recognized in profit or loss	3,775	(29,317)	17,889

If the tax holidays granted to certain schools of the Group were not available, the Group’s income tax expense would have increased by RMB1,939, RMB1,943 and RMB4,831 for the years ended August 31, 2014, 2015 and 2016, respectively. The basic net loss per share attributable to the Company would increase by RMB0.21, RMB0.21 and RMB0.50 for the years ended August 31, 2014, 2015 and 2016, respectively.

15.	NET LOSS PER SHARE

For the purpose of calculating net loss per share as a result of the Reorganization, the number of ordinary shares used in the calculation reflects the outstanding ordinary shares of the Company as if the Reorganization took place on September 1, 2013:

	For the year ended August 31,
	2014	2015	2016
	RMB	RMB	RMB
Numerator used in basic and diluted net loss per share:
Net loss attributable to Bright Scholar Education Holdings Limited	(32,886)	(40,078)	(36,374)

Net loss available for future distribution	(32,886)	(40,078)	(36,374)

Shares (denominator):
Weighted average common shares outstanding used in computing basic and diluted net loss per share	9,259,000	9,259,000	9,698,336

Net loss per share
Basic and diluted	(3.55)	(4.33)	(3.75)

16.	RELATED PARTY TRANSACTIONS

The table below sets forth the major related parties and their relationships with the Group:

Name of related parties	Relationship with the group
Guangdong Elite Architectural Co., Ltd.	Entities controlled by chairman of the Group from establishment till April 29, 2016

Guangdong Country Garden Vocational Education School	Schools controlled by brother of principal shareholder of The Group

Guo Liang Occupation Training School	Schools controlled by brother of principal shareholder of The Group

Qingyuan Country Garden Property Development Co., Ltd.	Entities controlled by chairman of the Group

Foshan Shunde Guohua Memorial High School	Schools controlled by brother of principal shareholder of The Group

Guangdong Teng An Mechanics and Electrics Engineering Co., Ltd.	Entities controlled by chairman of the Group

Guangdong Giant Leap Construction Co., Ltd.	Entities controlled by chairman of the Group

Changsha Ningxiang Country Garden Property Development Co., Ltd.	Entities controlled by chairman of the Group

Guangzhou Country Garden Property Development Co., Ltd.	Entities controlled by chairman of the Group

Foshan Shunde Bi Ri Security Engineering Co. Ltd.	Entities controlled by chairman of the Group

Ms. Meirong Yang	Principal shareholder

Wuhan Country Garden Property Management Co., Ltd.	Entities controlled by chairman of the Group

16.	RELATED PARTY TRANSACTIONS (Continued)

Name of related parties	Relationship with the group
Foshan Shunde BiJing Electronics Technology Co., Ltd.	Entities controlled by chairman of the Group

Guangzhou Country Garden Shuttle Bus Services Limited	Entities controlled by chairman of the Group

Zhaoqing Country Garden Furniture Co., Ltd.	Entities controlled by chairman of the Group

Zhaoqing Contemporary Zhumei Furnishing Co., Ltd.	Entities controlled by chairman of the Group

The Group entered into the following transactions with its related parties:

	For the year ended August 31,
	2014	2015	2016
	RMB	RMB	RMB
Purchases of services and materials provided by other entities controlled by Ms. H are as below

Guangzhou Country Garden Shuttle Bus Services Limited	1,991	1,398	3,213
Zhaoqing Country Garden Furniture Co., Ltd	—	—	2,222
Zhaoqing Contemporary Zhumei Furnishing Co., Ltd	—	299	1,702
Others	1,033	2,863	1,916

Total	3,024	4,560	9,053

	For the year ended August 31,
	2014	2015	2016
	RMB	RMB	RMB
Construction services provided by other entities controlled by Ms. H are as below

Guangdong Teng An Mechanics and Electrics Engineering Co., Ltd.	41,347	6,985	—
Guangdong Giant Leap Construction Co., Ltd	15,007	5,339	21,222
Foshan Shunde Bi Ri Security Engineering Co. Ltd	942	5,767	—
Others	544	873	—

Total	57,840	18,964	21,222

16.	RELATED PARTY TRANSACTIONS (Continued)

The following table presents amounts owed from and to related parties as of August 31, 2014, 2015 and 2016:

	As at August 31,
	2014	2015	2016
	RMB	RMB	RMB
Amounts due from related parties

Guangdong Country Garden Vocational Education School (1)	5	52	44,442
Guo Liang Occupation Training School (1)	—	9	27,909
Qingyuan Country Garden Property Development Co., Ltd.(1)	92,100	92,100	—
Non-controlling interest shareholders of schools held by affiliated entities under common control with BGY Education Investment (2)	—	—	6,150
Guangdong Elite Architectural Co., Ltd (1)	163,297	186,427	35,400
Foshan Shunde Guohua Memorial High School (1)	1,046	1,164	18,263
Others(1)	16,057	13,681	5,927

Total	272,505	293,433	138,091

Amounts due from related parties are non-interest bearing, unsecured, and due on demand.

(1)	The amount due from related parties represent the advance loan to the entities paid on behalf of shareholders. As of February 10, 2017, this amount has been fully settled. For the years ended August 31, 2014, 2015 and 2016, the Group advances loan amounting to RMB391,490, RMB262,490 and RMB716,788, respectively, and collected RMB369,763, RMB241,562 and RMB872,130, respectively, to these parties.
(2)	It represents the advance payment for acquisition of non-controlling interests to non-controlling interest shareholders of schools held by affiliated entities under common control with BGY Education Investment.

16.	RELATED PARTY TRANSACTIONS (Continued)

	As at August 31,
	2014	2015	2016
	RMB	RMB	RMB
Amounts due to related parties

Guangzhou Country Garden Shuttle Bus Services Limited (1)	3,682	2,117	2
Guangdong Teng An Mechanics and Electrics Engineering Co., Ltd. (4)	51,542	41,413	12,424
Guangdong Giant Leap Construction Co., Ltd (3)	23,462	18,765	20,701
Qingyuan Country Garden Property Development Co., Ltd. (2)	17,500	17,500	—
Foshan Shunde Bi Ri Security Engineering Co. Ltd. (3)	6,841	5,519	2,938
Foshan Shunde BiJing Electronics Technology Co., Ltd (2)	3,494	873	873
Guangdong Elite Architectural Co., Ltd (2)	155,350	231,150	—
Changsha Ningxiang Country Garden Property Development Co., Ltd (2)	8,732	8,732	8,732
Guangzhou Country Garden Property Development Co., Ltd. (2)	6,000	6,000	6,000
Ms. Yang Meirong (5)	—	—	6,150
Wuhan Country Garden Property Management Co., Ltd. (2)	2,801	2,990	3,154
Others	417	2,198	5,881

Total	279,821	337,257	66,855

Amounts due to related parties are non-interest bearing, unsecured, and due on demand.

(1)	The amount represents the purchase of shuttle bus service fees payable to Guangzhou Country Garden Shuttle Bus Services Limited.
(2)	The amounts mainly represent financing funds for maintaining daily operation of schools held by affiliated entities under common control from other entities controlled by Ms. H, Chairman of the Group .
(3)	The amounts mainly represent construction services provided by other entities controlled by Ms. H, Chairman of the Group.
(4)	The amounts consist i) RMB 51,542, RMB 13,234 and RMB 12,424 as of August 31, 2014, 2015 and 2016 respectively for construction services provided by other entities controlled by Ms. H, Chairman of the Group; and ii) financing funds of nil, RMB 28,179 and nil as of August 31, 2014, 2015 and 2016 respectively from the entities controlled by Ms. H, Chairman of the Group.
(5)	The amount represents the non-interest loan advanced from Ms. M, the shareholder of the Group, for financing acquisition of non-controlling interests to non-controlling interest shareholders of schools held by affiliated entities under common control with BGY Education Investment.

The Group utilizes facilities and equipment provided by other real-estate subsidiaries controlled by Ms. H. In return, the Group gives enrollment priorities as well as certain monetary discounts on tuition fees to the owners of properties with these affiliated companies when providing its educational services.

17.	COMMITMENTS AND CONTINGENCIES

Lease Obligations

The Group leases certain school and office premises under non-cancellable operating leases. The term of each lease agreement vary and may contain renewal options. Rental payments under operating leases are charged to expense on the straight-line basis over the period of the lease. Rental expenses under operating leases for the years ended August 31, 2014, 2015 and 2016 were RMB 1,807, RMB 2,834 and RMB 15,181, respectively.

Future rental commitments under non-cancellable operating leases as of August 31, 2016 were as follows:

RMB
Year ending August 31:
2017	17,297
2018	14,821
2019	11,786
2020	8,103
2021	5,505
Thereafter	115,353

172,865

Capital commitment

As of August 31, 2016, future minimum capital commitments under non-cancelable construction contracts were as follows:

RMB
Capital commitment for construction of schools	7,879

18.	NON-CONTROLLING INTERESTS

The following table summarizes the changes in non-controlling interests from September 1, 2013 through August 31, 2016.

	GCGS	HCGS	PCBS	CGBS	Others	Total
	RMB	RMB	RMB	RMB	RMB	RMB
Balance at September 1, 2013	5,961	4,054	(4,147)	(8,726)	714	(2,144)
Capital injection from non-controlling interest shareholders	—	—	—	—	(600)	(600)
Loss (income) attributable to non-controlling interests	7,347	770	(867)	(2,083)	63	5,230

Balance at August 31, 2014	13,308	4,824	(5,014)	(10,809)	177	2,486
Capital injection from non-controlling interest shareholders	—	—	—	—	(7,862)	(7,862)
Loss (income) attributable to non-controlling interests	(512)	1,883	953	(1,829)	(661)	(166)

Balance at August 31, 2015	12,796	6,707	(4,061)	(12,638)	(8,346)	(5,542)
Income attributable to non-controlling interests	(12,467)	(2,538)	(4,322)	(4,443)	(15,520)	(39,290)

Balance at August 31, 2016	329	4,169	(8,383)	(17,081)	(23,866)	(44,832)

There has been no change in the percentage of each investees on the equity attributable to the Group’s shareholders from September 1, 2013 through August 31, 2016.

19.	SEGMENT INFORMATION

The Group’s chief operating decision maker (“CODM”) has been identified as the Chief Executive Officer who reviews financial information of operating segments based on US GAAP amounts when making decisions about allocating resources and assessing performance of the Group.

The Group identified four operating segments, including International Schools, Bilingual Schools, Kindergartens and Complementary Education Service. All these four operating segments are identified as reportable segments.

The Group primary operates in the PRC and all of the Group’s long-lived assets are located in the PRC.

The Group’s CODM evaluates performance based on the operating segment’s revenue and their operating results. The revenue and operating results by segments were as follows:

For the year ended August 31, 2014

	International	Bilingual		Complementary
	Schools	Schools	Kindergartens	Education Service	Combined
	RMB	RMB	RMB	RMB	RMB
Revenue	232,426	200,053	152,522	3,162	588,163
Cost of revenue	(218,371)	(158,714)	(124,796)	—	(501,881)

Gross profit	14,055	41,339	27,726	3,162	86,282

For the year ended August 31, 2015

	International	Bilingual		Complementary
	Schools	Schools	Kindergartens	Education Service	Combined
	RMB	RMB	RMB	RMB	RMB
Revenue	305,904	245,359	191,318	3,269	745,850
Cost of revenue	(289,669)	(213,877)	(150,759)	(1,292)	(655,597)

Gross profit	16,235	31,482	40,559	1,977	90,253

For the year ended August 31, 2016

	International	Bilingual		Complementary
	Schools	Schools	Kindergartens	Education Service	Combined
	RMB	RMB	RMB	RMB	RMB
Revenue	423,122	328,678	252,013	36,516	1,040,329
Costs of revenue	(312,527)	(228,889)	(168,157)	(26,632)	(736,205)

Gross profit	110,595	99,789	83,856	9,884	304,124

20.	MAINLAND CHINA CONTRIBUTION PLAN

Full time employees of the Group in the PRC participate in a government-mandated defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. The PRC labor regulations require the Group to accrue for these benefits based on certain percentages of the employees’ salaries. Total contributions for such employee benefits were RMB 55,530, RMB 65,726, and RMB 73,934 for the years ended August 31, 2014, 2015 and 2016, respectively.

21.	STATUTORY RESERVES AND RESTRICTED NET ASSETS

As stipulated by the relevant PRC laws and regulations applicable to the Group’s entities in the PRC, the Group is required to make appropriations from net income as determined in accordance with the PRC GAAP to non-distributable reserves, which include a statutory surplus reserve and a statutory welfare reserve. The PRC laws and regulations require that annual appropriations of 10% of after-tax income should be set aside prior to payments of dividends as reserve fund, and in private school sector, the PRC laws and regulations require that annual appropriations of 25% of after-tax income should be set aside prior to payments of dividend as development fund. The appropriations to statutory surplus reserve are required until the balance reaches 50% of the PRC entity registered capital.

The statutory reserve may be applied against prior year losses, if any, and may be used for general business expansion and production or increase in registered capital of the entities. For the years ended August 31, 2014, 2015, and 2016, the Group made apportions of nil, nil and nil to the statutory surplus reserve fund, respectively, and RMB 2,772, RMB 11,873 and RMB 23,793 to the development fund, respectively.

As a result of these PRC laws and regulations and the requirement that distributions by PRC entities can only be paid out of distributable profits computed in accordance with PRC GAAP, the PRC entities are restricted from transferring a portion of their net assets to the Group. Amounts restricted include paid-in capital, additional paid-in capital and the statutory reserves of the Company’s PRC subsidiaries, affiliates and VIEs. As of August 31, 2014, 2015, and 2016, paid-in capital, additional paid-in capital and statutory reserve of such entities were nil, RMB 2,000 and RMB 2,000, respectively, RMB 30,650, RMB 40,167 and RMB 236,515, and RMB 12,147, RMB 24,020 and RMB 47,813, respectively. The total of restricted net assets was therefore RMB 86,321, RMB 122,762, and RMB 186,371, respectively.

22.	SUBSEQUENT EVENTS

Acquisitions

In December 2016, Bright Scholar entered into an agreement to acquire 55% equity interest in Focusedu China Limited, a Cayman Islands exempted company, from its two founding individuals, Yi Xu and Di Xiao, who holds the remaining 45% equity interest. Focusedu China Limited owns and operates its schools, through, entering a series of contractual arrangements with Focusedu Consulting Co., Ltd, and its PRC subsidiaries . The transaction has not been completed as of February 10, 2017.

Management evaluates events that have occurred after the balance sheet date of August 31, 2016 but before the financial statements are issued on February 10, 2017. Based upon the review, Management did not identify any recognized or non-recognized subsequent events, other than those discussed above, which would have required an adjustment or disclosure in the financial statements.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of

Bright Scholar Education Holdings Limited

We have audited the accompanying balance sheet of Bright Scholar Education Holdings Limited (as the “Company”) as of December 16, 2016, the incorporation date of the Company. The financial statement is the responsibility of the Company’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit of balance sheet provide a reasonable basis for our opinion.

In our opinion, such balance sheet presents fairly, in all material respects, the financial position of the Company as of December 16, 2016, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Guangzhou, China

February 10, 2017

BRIGHT SCHOLAR EDUCATION HOLDINGS LIMITED

BALANCE SHEET

		As of December 16,
		2016
	Note	USD
ASSETS
Current assets
Cash and cash equivalents		0.0001

Total current assets		0.0001

TOTAL ASSETS		0.0001

EQUITY
Share capital	2	0.0001

TOTAL EQUITY		0.0001

The accompanying notes are an integral part of financial statement.

BRIGHT SCHOLAR EDUCATION HOLDINGS LIMITED

NOTES TO THE BALANCE SHEET

1      ORGANIZATION AND PRINCIPAL ACTIVITIES

Bright Scholar Education Holdings Limited (the “Company”) was incorporated under the laws of Cayman Islands on 16 December, 2016. The Company, its subsidiaries, its variable interest entities and subsidiaries of variable interest entity (“VIEs”) (collectively referred to as the “Group”) are principally engaged in the provision of full spectrum private formal education, including kindergarten, primary, middle, high school and international schools in the People’s Republic of China (the “PRC”). The Company was incorporated in the Cayman Islands as the proposed listing entity for the purpose of initial public offering (“IPO”) to raise funds for the schools and entities owned and operated by the common shareholders of Bright Scholar Education Holdings Limited.

2.      SHARE CAPITAL

As of the incorporation date, 16 December 2016, the total issued share capital of the Company is USD0.0001 consisting of 1 ordinary share with a par value of USD0.0001 and total authorized share capital is US$50,000 divided into 500,000,000 shares. In 2017, the Company issued 9,999,999 shares with the same per share par value of USD0.0001 and total outstanding shares was increased to 10,000,000.

BRIGHT SCHOLAR EDUCATION HOLDINGS LIMITED

UNAUDITED CONDENSED COMBINED AND CONSOLIDATED BALANCE SHEETS

(Amounts in thousands)

		As of
		August 31, 2016	February 28, 2017
	Note	RMB	RMB	USD
				Note 2
ASSETS
Current assets
Cash and cash equivalents		356,018	637,646	92,863
Restricted cash		6,433	6,439	938
Held-to-maturity investments	4	30,500	—	—
Accounts receivable		2,066	457	66
Amounts due from related parties	15	138,091	3,151	459
Other receivables, deposits and other assets	5	29,348	29,674	4,322
Inventories		9,580	11,714	1,706

Total current assets		572,036	689,081	100,354

Property and equipment, net	6	431,377	427,149	62,208
Land use right, net	7	35,667	35,181	5,124
Intangible assets	8	23,830	22,437	3,268
Goodwill		102,332	104,035	15,151
Prepayment for construction contract		2,421	871	126
Deferred tax assets, net	13	26,942	24,385	3,551
Other non-current assets	9	44,627	44,123	6,426

Total non-current assets		667,196	658,181	95,854

TOTAL ASSETS		1,239,232	1,347,262	196,208

LIABILITIES AND EQUITY
Current liabilities
Accounts payable (including accounts payable of the consolidated VIEs without recourse to Bright Scholar Education of RMB63,605 and RMB 60,378 as of August 31, 2016 and February 28, 2017)		63,605	61,530	8,961
Amounts due to related parties (including amounts due to related parties of the consolidated VIEs without recourse to Bright Scholar Education of RMB64,988 and RMB 95,888 as of August 31, 2016 and February 28, 2017)	15	66,855	101,297	14,752
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to Bright Scholar Education of RMB 200,092 and RMB199,845 as of August 31, 2016 and February 28, 2017)	10	201,019	199,845	29,104
Income tax payable (including income tax payable of the consolidated VIEs without recourse to Bright Scholar Education of RMB16,169 and RMB 31,385 as of August 31, 2016 and February 28, 2017)		16,169	31,385	4,571
Current portion of deferred revenue (including deferred revenue of the consolidated VIEs without recourse to Bright Scholar Education of RMB644,201 and RMB 686,214 as of August 31, 2016 and February 28,2017)		664,201	686,214	99,937

Total current liabilities		1,011,849	1,080,271	157,325

		As of
		August 31, 2016	February 28, 2017
	Note	RMB	RMB	USD
				Note 2
Deferred tax liabilities, net (including deferred revenue of the consolidated VIEs without recourse to Bright Scholar Education of RMB5,924 and RMB 5,609 as of August 31, 2016 and February 28,2017)	13	5,924	5,609	817
Deferred revenue(including deferred revenue of the consolidated VIEs without recourse to Bright Scholar Education of RMB1,202 and RMB1,052 as of August 31, 2016 and February 28,2017)		1,202	1,052	153
Other non-current liabilities(including deferred revenue of the consolidated VIEs without recourse to Bright Scholar Education of RMB58,696 and RMB 58,677 as of August 31, 2016 and February 28,2017)	9	58,696	58,677	8,545

Total non-current liabilities		65,822	65,338	9,515

TOTAL LIABILITIES		1,077,671	1,145,609	166,840

Commitments and Contingencies	16
EQUITY
Share capital (US$0.0001 par value; 500,000,000 shares authorized, 10,000,000 shares issued and outstanding as of August 31, 2016 and February 28, 2017)	11	7	7	1
Additional paid-in capital		239,760	256,747	37,391
Statutory reserves		47,813	64,948	9,459
Accumulated deficit		(170,851)	(120,049)	(17,483)

Shareholders’ equity		116,729	201,653	29,368
Non-controlling interests	17	44,832	—	—

Total equity		161,561	201,653	29,368

TOTAL LIABILITIES AND EQUITY		1,239,232	1,347,262	196,208

The accompanying notes are an integral part of these unaudited condensed combined and consolidated financial statements.

BRIGHT SCHOLAR EDUCATION HOLDINGS LIMITED.

UNAUDITED CONDENSED COMBINED AND CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE SIX MONTHS ENDED FEBRUARY 29, 2016 AND FEBRUARY 28, 2017

(Amounts in thousands, except for shares and per share data)

		Six Months Ended
		February 29, 2016	February 28, 2017
	Note	RMB	RMB	USD
				Note 2
Revenue	12	503,749	646,170	94,105
Cost of revenue		(367,308)	(430,178)	(62,649)

Gross profit		136,441	215,992	31,456
Selling, general and administrative expenses		(184,075)	(107,748)	(15,692)
Other operating income		2,324	1,427	208

Operating income (loss)		(45,310)	109,671	15,972
Interest income, net		1,304	1,118	163
Investment income		—	3,237	471
Other expense		(77)	(497)	(72)

Income (loss) before income taxes		(44,083)	113,529	16,534
Income tax expense	13	(7,041)	(25,558)	(3,723)

Net (loss)income		(51,124)	87,971	12,811

Net income attributable to non-controlling interests		17,609	20,034	2,918

Net (loss) income attributable to ordinary shareholders		(68,733)	67,937	9,893

Net earnings (loss) per share attributable to ordinary shareholders	14
Basic and diluted		(7.32)	6.79	0.99
Weighted average shares used in calculating net earnings (loss) per ordinary share:
Basic and diluted		9,392,623	10,000,000	10,000,000

The accompanying notes are an integral part of these unaudited condensed combined and consolidated financial statements

BRIGHT SCHOLAR EDUCATION HOLDINGS LIMITED

UNAUDITED CONDENSED COMBINED AND CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(Amounts in thousands, except for share data)

	Attributable to shareholders of the Group
	Share capital		Additional paid-in capital	Statutory reserves	Accumulated (deficit)	Total	Non- controlling interests	Total equity
	Number of shares	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance at September 1, 2016	10,000,000	7	239,760	47,813	(170,851)	116,729	44,832	161,561

Net income for the year		—	—	—	67,937	67,937	20,034	87,971
Transfer to statutory reserve		—	—	17,135	(17,135)	—	—	—
Acquisition of additional interests in subsidiaries of non-controlling Interests		—	49,154	—	—	49,154	(64,866)	(15,712)
Distribution to owners under group reorganization (Note)			(32,167)	—	—	(32,167)	—	(32,167)

Balance at February 28, 2017 in RMB	10,000,000	7	256,747	64,948	(120,049)	201,653	—	201,653

Balance at February 28, 2017 in USD	10,000,000	1	37,391	9,459	(17,483)	29,368	—	29,368

The accompanying notes are an integral part of these unaudited condensed combined and consolidated financial statements.

Note: Distribution represented the payment of capital to Yang’s Family for the transfer of schools held by other affiliated entities under common control of Yang’s Family to BGY Education Investment as a result of Reorganization as disclosed in Note 1 and was recorded as distribution to owners in the consolidated statements of changes in shareholders’ equity.

BRIGHT SCHOLAR EDUCATION HOLDINGS LIMITED

UNAUDITED CONDENSED COMBINED AND CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(Amounts in thousands, except for share data)

	Attributable to shareholders of the Group
	Share capital		Additional paid-in capital	Statutory reserves	Accumulated (deficit)	Total	Non- controlling interests	Total equity
	Number of shares	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance at September 1, 2015	9,259,000	7	42,160	24,020	(110,684)	(44,497)	5,542	(38,955)

Net loss for the year	—	—	—	—	(68,733)	(68,733)	17,609	(51,124)
Transfer to statutory reserve	—	—	—	11,896	(11,896)	—	—	—
Acquisition of subsidiaries	384,487	—	102,530	—	—	102,530	—	102,530
Share-based compensation	356,513	—	95,070	—	—	95,070	—	95,070

Balance at February 29, 2016	10,000,000	7	239,760	35,916	(191,313)	84,370	23,151	107,521

The accompanying notes are an integral part of these unaudited condensed combined and consolidated financial statements.

BRIGHT SCHOLAR EDUCATION HOLDINGS LIMITED

UNAUDITED CONDENSED COMBINED AND CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED FEBRUARY 29, 2016 AND FEBRUARY 28, 2017

(Amounts in thousands)

		Six Months Ended
		February 29, 2016	February 28, 2017
	Note	RMB	RMB	USD
Cash flows from operating activities
Net (loss) income for the year		(51,124)	87,971	12,811
Adjustments to reconcile net cash flows from operating activities:
Depreciation		30,640	37,057	5,397
Amortization of land use right		486	486	71
Amortization of acquired intangible assets		248	1,393	203
Loss on disposal of property and equipment		42	87	15
Share-based compensation		95,070	—	—
Deferred income taxes		2,519	2,242	327
Changes in operating assets and liabilities and other, net:
Accounts receivable		(491)	1,609	234
Inventories		(858)	(2,134)	(311)
Other receivables, deposits and other assets		(18,836)	1,340	195
Accounts payable		19,695	(9,332)	(1,360)
Amounts due from related parties		7	3,167	461
Amounts due to related parties		(860)	(457)	(67)
Accrued expenses and other current liabilities		9,717	(614)	(89)
Deferred revenue		787	52,541	7,652
Others		7,672	15,701	2,288

Net cash from operating activities		94,714	191,057	27,827

Cash flows from investing activities
Purchase of held-to-maturity investments		(30,000)	(30,000)	(4,369)
Purchase of debt investment		—	(150,000)	(21,845)
Redemption from debt investment		—	150,000	21,845
Redemption from disposal of held-to-maturity investments		—	60,500	8,811
Capital expenditures		(72,200)	(29,821)	(4,343)
Proceeds from sale of property and equipment		64	30	4
Acquisition of subsidiaries, net of cash acquired RMB6,899 in 2016		(101)	691	101
Advances to related parties		(245,688)	(137,175)	(19,977)
Repayments from related parties		216,916	187,998	27,379

Net cash from investing activities		(131,009)	52,223	7,606

Cash flows from financing activities
Advances from related parties		72,079	56,815	8,274
Repayments to related parties		(63,662)	(14,794)	(2,155)
Payments for the consideration for the transfer of schools as a result of Reorganization		—	(3,667)	(534)

Net cash from financing activities		8,417	38,354	5,585

Net change in cash and cash equivalents, and restricted cash		(27,878)	281,634	41,018
Cash and cash equivalents, and restricted cash at beginning of the year		244,248	362,451	52,785

Cash and cash equivalents, and restricted cash at end of the year		216,370	644,085	93,803

Supplemental disclosure of cash flow information:
Income tax paid		687	10,342	1,506
Non-cash investing activities:
Acquisition of subsidiaries		102,530	—	—
As of February 29, 2016 and February 28, 2017
Accounts payable balance for acquisition of property and equipment		(11,309)	9,122	1,328
Prepayment for construction services balance for acquisition of property and equipment		—	1,550	226
Amounts due to related parties balance for acquisition of property and equipment		(4,776)	(5,321)	(775)
Acquisition of non-controlling interests in subsidiaries included in accrued expenses and other current liabilities		—	15,712	2,288

The accompanying notes are an integral part of these unaudited combined and consolidated financial statements.

BRIGHT SCHOLAR EDUCATION HOLDINGS LIMITED

NOTES TO THE UNAUDITED CONDENSED COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except for share and per share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

Bright Scholar Education Holdings (the “Company”) was incorporated under the laws of Cayman Islands on 16 December, 2016. The Company, its subsidiaries, its variable interest entities and subsidiaries of variable interest entity (“VIEs”) (collectively referred to as the “Group”) are principally engaged in the provision of full spectrum private fundamental education and complementary education services, including kindergarten, primary, middle, high school and international schools in the People’s Republic of China (the “PRC”). The Company was incorporated in the Cayman Islands as the proposed listing entity for the purpose of initial public offering (“IPO”) to raise funds for the schools and entities owned and operated by the common shareholders of the Company.

Reorganization

In order to raise capital for the Group through an initial public offering, the Group undertook a reorganization (“Reorganization) which includes:

1)	During the period from September 1, 2016 to February 28, 2017, the interests of all schools/subsidiaries held by other affiliated entities under common control of Yang’s Family has been transferred to BGY Education Investment, a company owned by Yang’s Family

2)	The Company was incorporated in the Cayman Islands as the proposed listing entity on December 16, 2016. As of the incorporation date, the total issued share capital was 1 ordinary shares with a par value of USD0.0001 and total authorized share capital is US$50 divided into 500,000,000 shares.

3)	Impetus, a company owned by Yang’s family, set up a wholly owned PRC subsidiary, Zhuhai Bright Scholar on January 24, 2017.

4)	Pursuant to the PRC laws and regulations currently prohibit foreign ownership of companies and institutions providing compulsory education services at primary and middle school levels, and restrict foreign investment in education services at the kindergarten and high school level. Due to these restrictions, Impetus, through its PRC subsidiary, Zhuhai Bright Scholar, have entered into a series of contractual arrangements with BGY Education Investment, the schools that BGY Education Investment owns (collectively named as “new VIEs”) and the shareholders of BGY Education Investment on January 25, 2017 (“New VIE Arrangement).

5)	On February 8, 2017, the Company issued additional 9,999,999 shares to exchange 100% equity interest of Impetus to the Company. After the Company’s share increment, the total outstanding share of the Company was 10,000,000 share, among that, 72.6% 20% and 7.4% of its shares are held by Ms. M, Ms. H and Mr. Junli He (“Mr. He”), the chief executive officer of the Group, respectively, each shareholder maintain individual ownership interests in the Group prior to the reorganization. The 7.4% of the Company’s shares was issued to Mr. He as the exchange of its interest of the Education Group as part of the acquisition transaction as described in Note 3.

The Company was incorporated in December 2016 and the current structure was completed and in existence by February 28, 2017. The Group has accounted for the Reorganization akin to a reorganization of entities under common control and accordingly, the accompanying unaudited condensed combined and consolidated financial statements have been prepared as if the current corporate structure has been in existence throughout the periods presented and the assets, liabilities, revenue, expenses and cash flows of the Group are presented by using historical costs. The share and per share data relating to the ordinary shares issued by the Company are presented as if the Reorganization occurred at the beginning of the first period presented.

The Group’s principal subsidiaries and VIE subsidiaries and schools are as follows as of February 28, 2017:

Name	Place of establishment	Date of establishment	Equity interest attributed to the Group as at February 28, 2017	Principal activities
Wholly owned subsidiaries:
Impetus	Cayman	April 1, 2014	100%	Investment holding
Time Education HK	Hong Kong	August 16, 2013	100%	Investment holding
Elan Education	The PRC	December 6, 2013	100%	Complementary education services
Zhuhai Bright Scholar	The PRC	January 24, 2017	100%	Investment holding
Shenzhen Bright Scholar	The PRC	December 15, 2016	100%	Investment holding

Variable interest entities (“VIEs”)

BGY Education Investment	The PRC	October 16, 2014	100%	Investment holding
Elan Shanghai	The PRC	September 16, 2013	100%	Complementary education services
Elan Shenzhen	The PRC	October 19, 2015	100%	Complementary education services
Elan Beijing	The PRC	December 17, 2012	100%	Complementary education services
Guangdong Country Garden School (“GCGS”)	The PRC	January 3, 1994	100%	Kindergarten and international formal education services
Huanan Country Garden School (“HCGS”)	The PRC	June 2, 2004	100%	Formal education services
Huanan Country Garden Bilingual Kindergarten	The PRC	June 22, 2004	100%	Kindergarten education services
Phoenix City Country Garden Kindergarten	The PRC	December 13, 2009	100%	Kindergarten education services
Phoenix City Bilingual School (“PCBS”)	The PRC	April 1, 2004	100%	Formal education services
Licheng Country Garden Bilingual Kindergarten	The PRC	November 17, 2004	100%	Kindergarten education services
Country Garden Venice Bilingual School (“CGBS”)	The PRC	September 1, 2007	100%	Formal education services
Nansha Country Garden Bilingual Kindergarten	The PRC	August 7, 2009	100%	Kindergarten education services
Phoenix City Bilingual Kindergarten	The PRC	April 16, 2008	100%	Kindergarten education services
Wuyi Country Garden Bilingual School	The PRC	September 1, 2009	100%	Formal education services
Shawan Country Garden Kindergarten	The PRC	July 5, 2010	100%	Kindergarten education services
Heshan Country Garden Kindergarten	The PRC	September 1, 2010	100%	Kindergarten education services
Heshan Country Garden School	The PRC	September 1, 2010	100%	Formal education services
Country Garden Venice Kindergarten	The PRC	September 1, 2011	100%	Kindergarten education services
Wuhan Country Garden Kindergarten	The PRC	August 26, 2011	100%	Kindergarten education services
Wuhan Country Garden School	The PRC	August 26, 2011	100%	Formal education services
Huanan Country Garden Cuiyun Mountain Kindergarten	The PRC	May 31, 2012	100%	Kindergarten education services
Zengcheng Country Garden Kindergarten	The PRC	October 18, 2013	100%	Kindergarten education services
Zengcheng Country Garden School	The PRC	October 8, 2013	100%	Formal education services
Fengxin Country Garden Kindergarten	The PRC	August 25, 2014	100%	Kindergarten education services

Name	Place of establishment	Date of establishment	Equity interest attributed to the Group as at February 28, 2017	Principal activities
Phoenix City Fengyan Kindergarten	The PRC	August 25, 2014	100%	Kindergarten education services
Country Garden Huacheng Kindergarten	The PRC	August 21, 2003	100%	Kindergarten education services
Country Garden Huacheng School	The PRC	August 21, 2003	100%	Formal education services
Xiju Country Garden Kindergarten	The PRC	March 3, 2013	100%	Kindergarten education services
Dalang Country Garden Kindergarten	The PRC	March 15, 2013	100%	Kindergarten education services
Huadu Holiday Peninsula Kindergarten	The PRC	August 5, 2013	100%	Kindergarten education services
Jurong Country Garden School	The PRC	September 1, 2013	100%	Formal education services
Maoming Country Garden Kindergarten	The PRC	March 5, 2013	100%	Kindergarten education services
Country Garden Silver Beach Kindergarten	The PRC	August 20, 2014	100%	Kindergarten education services
Haoting Country Garden Kindergarten	The PRC	November 27, 2014	100%	Kindergarten education services
Huaxi Country Garden International Kindergarten	The PRC	September 1, 2014	100%	Kindergarten education services
Huiyang Country Garden Kindergarten	The PRC	September 17, 2014	100%	Kindergarten education services
Ningxiang Country Garden School*	The PRC	September 1, 2014	100%	Formal education services
Huaxi Country Garden International School	The PRC	September 1, 2015	100%	Formal education services
Beijing Bright Scholar Education Consulting Limited Co., Ltd	The PRC	July 20, 2016	100%	Complementary education services
Ningxiang Country Garden Kindergarten	The PRC	September 1, 2014	100%	Kindergarten education services
Ningxiang Country Garden Foreign Language Training School*	The PRC	September 1, 2014	100%	Formal education services
Country Garden Panpuwan School	The PRC	July 1, 2015	100%	Formal education services
Country Garden Silver Beach School	The PRC	August 20, 2015	100%	Formal education services
Danyang Country Garden Kindergarten	The PRC	September 1, 2015	100%	Kindergarten education services
Gaoming Country Garden Kindergarten	The PRC	August 13, 2015	100%	Kindergarten education services
Huidong Silver Beach Education Consulting Co., Ltd.	The PRC	June 30, 2015	100%	Formal education services
Laian Country Garden Foreign Language School	The PRC	August 11, 2015	100%	Formal education services
Laian Country Garden Kindergarten	The PRC	August 11, 2015	100%	Kindergarten education services
Qingyuan Country Garden Bilingual Kindergarten	The PRC	September 1, 2015	100%	Kindergarten education services
Shaoguan Zhenjiang Country Garden Foreign Language Kindergarten	The PRC	November 1, 2015	100%	Kindergarten education services
Taishan Country Garden School	The PRC	August 24, 2015	100%	Formal education services
Lanzhou Country Garden School	The PRC	September 1, 2016	100%	Formal education services

Name	Place of establishment	Date of establishment	Equity interest attributed to the Group as at February 28, 2017	Principal activities
Enping Country Garden Kindergarten	The PRC	August 3, 2015	100%	Kindergarten education services
Foshan Elan Educational Technology Co., Ltd	The PRC	July 1, 2016	100%	Complementary education services
Shanghai Yihe Educational Technology Co., Ltd	The PRC	August 15, 2016	100%	Complementary education services
Guangdong Xingjian Education Co., Ltd	The PRC	April 2, 2015	100%	Complementary education services
Foshan Shunde Shengbo Culture and Arts Training Co., Ltd	The PRC	July 16, 2015	100%	Complementary education services
Shanghai Elan Educational Training Co., Ltd	The PRC	September 30, 2016	100%	Complementary education services

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. Basis of presentation

The unaudited condensed combined and consolidated financial statements have been prepared in accordance with the rules and regulations of the Security and Exchange Commission and U.S. generally accepted accounting standards for interim financial reporting. The results of operations for the six-month periods ended February 29, 2016 and February 28, 2017 are not necessarily indicative of the results for the full years.

In the opinion of the management, the accompanying unaudited condensed combined and consolidated financial statements reflect all normal recurring adjustments, which are necessary for a fair presentation of financial results for the interim periods presented. Certain information and footnote disclosures normally included in financial statements prepared in conformity with US GAAP have been condensed or omitted pursuant to such rules and regulations. Accordingly, these statements should be read in conjunction with the Group’s audited combined financial statements for each of the three years in the period ended August 31, 2016. The Group believes that the disclosures are adequate to make the information presented not misleading. The accompanying unaudited condensed combined and consolidated financial statements have been prepared using the same accounting policies as used in the preparation of the Group’s combined financial statements for each of the three years in the period ended August 31, 2016.

The financial information as of August 31, 2016 presented in the unaudited condensed combined and consolidated financial statements is derived from the audited combined financial statements for the year ended August 31, 2016.

b. Principles of consolidation

The accompanying unaudited condensed combined and consolidated financial statements include the financial information of the Company, its subsidiaries and its consolidated variable interest entities (“VIEs”) (collectively the “Group”). All intercompany balances and transactions have been eliminated.

BGY Education Investment Management, its subsidiaries and schools, other affiliated entities and variable interest entities under common control of Yang’s family are collectively referred to as the “Combined Entities”. The Group’s unaudited combined and consolidated financial statements include (i) the combined financial statements of each of the Combined Entities from their respective date of incorporation or date of combination through December 16, 2016 (date of the incorporation of the Company), and (ii) the consolidated financial statements of the Company, its wholly-owned subsidiaries and its consolidated VIEs for the period from December 16, 2016 to February 28, 2017. The unaudited condensed combined and consolidated financial statements reflect the operations of the Combined Entities through December 16, 2016 and the Group’s consolidated operations thereafter.

Consolidation of VIEs

PRC laws and regulations currently prohibit foreign ownership of companies and institutions providing compulsory education services at primary and middle school levels, and restrict foreign investment in education services at the kindergarten and high school level. In addition, the PRC government regulates the provision of education services through strict licensing requirements.

Accordingly, the Company, through its wholly owned subsidiary in China (the “WFOE”), Zhuhai Bright Scholar, have entered into the following contractual arrangements with BGY Education Investment, BGY Education Investment’s schools and subsidiaries and BGY Education Investment’s shareholders that enable the Company to (1) have power to direct the activities that most significantly affects the economic performance of the VIE, and (2) receive the economic benefits of the VIE that could be significant to the VIE.

Agreements that provide the Group with effective control over the VIEs include:

Voting Rights Proxy Agreement & Irrevocable Power of Attorney

Under voting right proxy agreement and irrevocable power of attorney, each of the shareholders of BGY Education Investment has executed a power of attorney to grant Zhuhai Bright Scholar the power of attorney to act on his or her behalf on all matters pertaining the BGY Education Investment and to exercise all of his or her rights as a shareholder of BGY Education Investment, including but not limited to convene, attend and vote at shareholders’ meetings, designate and appoint directors and senior management members. The proxy agreement will remain in effect unless Zhuhai Bright Scholar terminates the agreement by giving a prior written notice or gives its consent to the termination by BGY Education Investment.

Exclusive Call Option Agreement

Under the exclusive call option agreement, each of the shareholders of BGY Education Investment granted Zhuhai Bright Scholar or its designated representative(s) an irrevocable and exclusive option to purchase their equity interests in BGY Education Investment when and to the extent permitted by PRC law. Zhuhai Bright Scholar or its designated representative(s) has sole discretion as to when to exercise such options, either in part or in full. Without Zhuhai Bright Scholar’s written consent, the shareholders of BGY Education Investment shall not transfer, donate, pledge, or otherwise dispose any equity interests of BGY Education Investment in any way. The acquisition price for the shares or assets will be the minimum amount of consideration permitted under the PRC law at the time when the option is exercised. The agreement cannot be terminated by BGY Education Investment or their shareholders.

Equity Pledge Agreement

Under the equity pledge agreement, each of the shareholders pledged all of their equity interests in BGY Education Investment to Zhuhai Bright Scholar as collateral to secure their obligations under the equity pledge agreements. If the shareholders of BGY Education Investment breach their respective contractual obligations, Zhuhai Bright Scholar, as pledgee, will be entitled to certain rights, including the right to dispose the pledged equity interests. Pursuant to the agreement, the shareholders of BGY Education Investment shall not transfer, assign or otherwise create any new encumbrance on their respective equity interest in BGY Education Investment without prior written consent of Zhuhai Bright Scholar. The equity pledge right held by Zhuhai Bright Scholar will expire when the shareholders of BGY Education Investment and Zhuhai Bright Scholar have fully performed their respective obligations under the Consulting Services Agreement and Operating Agreement, or the shareholder is no longer a shareholder of BGY Education Investment or the satisfaction of all its obligations by BGY Education Investment under the VIE contractual arrangements.

The agreements that transfer economic benefits of BGY Education Investment to the Group include:

Exclusive Management Services and Business cooperation Agreement

Under the exclusive management services and business cooperation agreement, BGY Education Investment engages Zhuhai Bright Scholar as its exclusive technical and operational consultant and under which Zhuhai Bright Scholar agrees to assist in business development and related services necessary to conduct BGY Education Investment’ operational activities. BGY Education Investment shall not seek or accept similar services from other providers without the prior written approval of Zhuhai Bright Scholar. The agreements will be effective as long as BGY Education Investment exists. Zhuhai Bright Scholar may terminate this agreement at any time by giving a prior written notice to BGY Education Investment.

Under the above agreements, the shareholders of BGY Education Investment irrevocably granted Zhuhai Bright Scholar the power to exercise all voting rights to which they were entitled. In addition, Zhuhai Bright Scholar has the option to acquire all of the equity interests in BGY Education Investment, to the extent permitted by the then-effective PRC laws and regulations, for nominal consideration. Finally, Zhuhai Bright Scholar is entitled to receive service fees for certain services to be provided to BGY Education Investment.

The Call Option Agreement and Voting Rights Proxy Agreement provide the Group with effective control over the BGY Education Investment, while the Equity Interest Pledge Agreements secure the obligations of the shareholders of BGY Education Investment under the relevant agreements. Because the Group, through Zhuhai Bright Scholar, has (i) the power to direct the activities of BGY Education Investment, that most significantly affect the entity’s economic performance and (ii) the right to receive substantially all of the benefits from BGY Education Investment, the Group is deemed the primary beneficiary of BGY Education Investment. Accordingly, the Company consolidates and combines BGY Education Investment’s financial results of operations, assets and liabilities in the Group’s unaudited condensed consolidated and combined financial statements.

The Group believes that the contractual arrangements with the VIEs are in compliance with the PRC law and are legally enforceable. However, the contractual arrangements are subject to risks and uncertainties, including:

•	BGY Education Investment and their shareholders may have or develop interests that conflict with the Group’s interests, which may lead them to pursue opportunities in violation of the aforementioned contractual arrangements. If the Group cannot resolve any conflicts of interest or disputes between the Group and the shareholders of BGY Education Investment, the Group would have to rely on legal proceedings, which could result in disruption of its business, and there is substantial uncertainty as to the outcome of any such legal proceedings.

•	BGY Education Investment and their shareholders could fail to obtain the proper operating licenses or fail to comply with other regulatory requirements. As a result, the PRC government could impose fines, new requirements or other penalties on the VIE or the Group, mandate a change in ownership structure or operations for the VIE or the Group, restrict the VIE or the Group’s use of financing sources or otherwise restrict the VIEs or the Group’s ability to conduct business.

•	The PRC government may declare the aforementioned contractual arrangements invalid. They may modify the relevant regulations, have a different interpretation of such regulations, or otherwise determine that the Group or the VIEs have failed to comply with the legal obligations required to effectuate such contractual arrangements.

•	If the legal structure and contractual arrangements were found to be in violation of PRC laws and regulations, the PRC government may restrict or prohibit the Group’s use of the proceeds of the additional public offering to finance the Group’s business and operations in China.

The Group’s ability to conduct its business may be negatively affected if the PRC government were to carry out of any of the aforementioned actions. As a result, the Group may not be able to consolidate BGY Education Investment in its unaudited condensed combined and consolidated financial statements as it may lose the ability to exert effective control over BGY Education Investment and their shareholders, and it may lose the ability to receive economic benefits from BGY Education Investment.

The following amounts and balances of BGY Education Investment were included in the Group’s unaudited combined and consolidated financial statements after the elimination of intercompany balances and transactions.

	As of
	August 31, 2016	February 28, 2017
	RMB	RMB
ASSETS
Current assets
Cash and cash equivalents	355,830	637,099
Restricted bank deposit	6,433	6,439
Held-to-maturity investments	30,500	—
Accounts receivable	2,066	74
Amounts due from related parties	138,091	3,151
Other receivables, deposits and other assets	28,996	29,674
Inventories	9,580	11,714

Total current assets	571,496	688,151

Property and equipment, net	431,324	427,064
Land use right	35,667	35,181
Intangible assets	23,702	22,437
Goodwill	102,332	104,035
Prepayment for construction contact	2,421	871
Deferred tax assets, net	26,942	24,385
Other non-current assets	44,627	44,123

TOTAL ASSETS	1,238,511	1,346,247

LIABILITIES
Current liabilities
Accounts payable	(63,605)	(60,378)
Amounts due to related parties	(64,988)	(95,888)
Accrued expenses and other current liabilities	(200,092)	(199,845)
Tax payable	(16,169)	(31,385)
Current portion of deferred revenue	(664,201)	(686,214)

Total current liabilities	(1,009,055)	(1,073,710)
Non-current liabilities
Deferred tax liabilities	(5,924)	(5,609)
Deferred revenue	(1,202)	(1,051)
Other non-current liabilities	(58,696)	(58,677)

TOTAL LIABILITIES	(1,074,877)	(1,039,047)

	Six months Ended
	February 29, 2016	February 28, 2017
	RMB	RMB
Total revenue	501,759	646,170
Net income (loss)	(50,951)	54,124
Net cash generated from operating activities	95,324	156,852
Net cash (used in) generated from investing activities	(131,632)	92,817
Net cash generated from financing activities	8,191	31,606
Net (decrease) increase in cash and cash equivalent	(28,117)	281,275
Cash and cash equivalent at beginning of the period	244,248	362,263
Cash and cash equivalent at end of period	216,131	643,538

VIEs contributed 100% of the Group’s unaudited condensed combined and consolidated revenue for the six months ended February 29, 2016, and February 28, 2017, respectively. As of August 31, 2016 and February 28, 2017, VIEs accounted for an aggregate of 99.9% and 99.9%, respectively, of the unaudited condensed combined and consolidated total assets, and 99.7% and 94.1%, respectively, of the unaudited condensed combined and consolidated total liabilities. Total assets not associated with the VIEs of cash and cash equivalents.

There are no terms in any arrangements, considering both explicit arrangements and implicit variable interests that require the Company or its subsidiaries to provide financial support to BGY Education Investment. However, if BGY Education Investment were ever to need financial support, the Group may, at its option and subject to statutory limits and restrictions, provide financial support to its VIE through loans to the shareholders of BGY Education Investment or entrustment loans to BGY Education Investment.

The Group believes that there are no assets held in the BGY Education Investment that can be used only to settle obligations of BGY Education Investment, except for registered capital and the PRC statutory reserves. As the BGY Education Investment is incorporated as a limited liability company under the PRC Company Law, creditors of the BGY Education Investment do not have recourse to the general credit of the Company for any of the liabilities of the BGY Education Investment. Relevant PRC laws and regulations restrict BGY Education Investment from transferring a portion of their net assets, equivalent to the balance of its statutory reserve and its share capital, to the Company in the form of loans and advances or cash dividends. Please refer to Note 20 for disclosure of restricted net assets.

c. Convenience translation

The Group’s business is primarily conducted in China and almost all of the revenues are denominated in RMB. However, periodic reports made to shareholders will include current period amounts translated into US dollars using the then current exchange rates, for the convenience of the readers. Translations of balances in the combined balance sheets, and the related combined statements of operations, shareholders’ equity and cash flows from RMB into US dollars as of and for the year ended February 28, 2017 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB 6.8665, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on February 28, 2017. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on February 28, 2017, or at any other rate.

3.	BUSINESS COMBINATION

Acquisition of Time Education Group

On January 27, 2016, Yang’s Family completed the acquisition of 100% equity interests in Impetus, together with its subsidiaries and variable interest entities (collective as “Time Education Group”). Time Education Group operates 15 training institutes in the PRC under the brand of “Elan”. The merging of Time Education Group’s training institutes with the Group’s strong management team, leading brands and vertically integrated model allows the Group to provide high-quality, competitively priced and diversified services to the customers.

The equity interests was originally held at 30%, 14%, and 56% by Greenergy Development Pte. Ltd (“Greenergy”), Accurate Vision Holdings Ltd (“Accurate Vision”) and Mr. Junli He (Mr. He), respectively. Mr. He became the CEO of the Group after the acquisition of Time Education Group. Greenergy and Accurate Vision are companies owned by independent third parties.

The total consideration included i) cash consideration of RMB 54,600 which has been paid to the selling shareholders by August 31, 2016 and ii) 7.41% interests of Group to Mr. He. In addition, as part of the transaction, Mr. He has obligation to provide services to the Group and act as CEO after the acquisition. Hence, the Group determined that part of the consideration is related to the costs of services provided by Mr. He and allocated RMB95,070 to share based compensation.

The Group determined the total consideration for the acquisition of Time Education Group as follows:

RMB
Fair value of 7.41% interests of Education Group as of acquisition date	150,000
Cash paid to the shareholders of Time Education Group by Yang’s Family	47,600
Cash paid to the shareholders of Time Education Group by the Group	7,000

Total amount	204,600
Attributable to cost of services provided by Mr. He as CEO	95,070

Total consideration for the acquisition	109,530

Note 1: The fair value of Group and Time Education Group on the acquisition date are calculated by adopting income approach, in particular, the discounted cash flow method to analyze the indicative value of both of the groups. The fair value are estimated based on significant inputs which mainly include the financial results, growth trends and discount rate.

The acquisition of 100% equity interest of Time Education Group has been accounted for using the acquisition method of accounting, and accordingly, the acquired assets and liabilities were recorded at their fair value at the date of acquisition. The Group engaged a third party valuation firm to assist them with the valuation of interest in Time Education Group as well as property and equipment and intangible assets. The excess of the total consideration over the fair value of the assets acquired was recorded as goodwill which is not tax deductible. The results of these acquired entities’ operations have been included in the condensed combined and consolidated financial statements since the date of acquisition. The purchase price was allocated as at the date of acquisition as follows:

	RMB	Amortization period
Cash	6,899
Other current assets	10,443
Property and equipment	7,434	3~5 years
Intangible assets
Trademarks and brand	24,186	10 years
Core curriculum	1,007	10 years
Goodwill	102,332
Other current liabilities	(36,473)
Deferred tax liabilities	(6,298)

Total consideration and value to be allocated to net assets	109,530

The identifiable assets acquired, except for trademark, brand and core curriculum, liabilities assumed and any non-controlling interest in the acquiree are required to be recognized and measured at fair value as of the acquisition date. An intangible asset is identified if it meets either the separability criterion or the contractual-legal criteria in accordance with ASC 805, Business Combination. Fair value of fixed assets acquired approximates the net book value of these assets. The goodwill was assigned to the complementary education services segment as a result of these acquisitions.

The following table summarizes unaudited pro forma results of operations for the six months ended February 29, 2016, assuming that acquisitions of Impetus occurred as of the beginning of the presented period. The pro forma results have been prepared for comparative purpose only based on management’s best estimate and do not purport to be indicative of the results of operations which actually would have resulted had the acquisitions occurred as of the beginning of period:

Pro forma for the year ended February 29, 2016

RMB
Pro forma revenue	519,123
Pro forma income from operations	45,725
Pro forma net loss attributable to the Group	(54,677)
Pro forma earnings per share attributable to the Group	(5.85)
Weight average shares used in calculating net earnings per ordinary share	9,392,623

Revenues in the amount of RMB 1,666 and net loss in the amount of RMB 3,253 respectively, attributable to Time Education Group acquired in January 2016 were included in the consolidated statements for the six months period ended February 29, 2016.

Acquisition of Xinjian Education

In December 2016, the Group acquired Guangdong Xinjian Education Co., Ltd. with total consideration of RMB2,775, which generated a goodwill with amount of RMB1,703.

4.	HELD-TO-MATURITY INVESTMENTS

The investment was redeemed as the maturity date in January 2017 and the balance was nil as of February 28, 2017.

5.	OTHER RECEIVABLES, DEPOSITS AND OTHER ASSETS

Other receivables, deposits and other assets consisted of the followings:

	As at
	August 31, 2016	February 28, 2017
	RMB	RMB
Other receivables from third parties	4,346	3,934
Advances to employees	8,724	9,453
Deposits	5,090	4,278
Unamortized expense for housing subsidies - current (Note 9)	2,916	2,273
Others	8,272	9,736

Total	29,348	29,674

6.	PROPERTY AND EQUIPMENT, NET

Property and equipment, net, consisted of the followings:

	As at
	August 31, 2016	February 28, 2017
	RMB	RMB
Buildings	565,924	566,859
Leasehold improvement	59,320	82,607
Motor vehicles	12,538	12,948
Electronic equipment	32,302	33,511
Office equipment	35,904	37,527
Other equipment	62,500	63,974
Construction in progress	10,717	11,017
Others	47,264	48,745

Total costs	826,469	857,188
Less: accumulated depreciation	395,092	430,039

Property and equipment, net	431,377	427,149

For the 6 months ended February 29, 2016 and February 28, 2017, depreciation expenses were RMB 30,640 and RMB 37,057, respectively.

7.	LAND USE RIGHT, NET

	As at
	August 31, 2016	February 28, 2017
	RMB	RMB
Land in Ningxiang, Changsha City	38,920	38,920

Less: accumulated amortization	3,253	3,739

Land use right, net	35,667	35,181

The lease period of the land use right is from November 2013 to November 2053. Amortization expenses were RMB 486 and RMB 486 for the 6 months ended February 29, 2016 and February 28, 2017, respectively.

8.	INTANGIBLE ASSETS

Intangible assets consisted of the followings:

	As at
	August 31, 2016	February 28, 2017
	RMB	RMB
Trademarks and brand	24,778	24,778
Core curriculum	1,007	1,007

Total costs	25,785	25,785
Less: accumulated amortization	1,955	3,348

Intangible assets, net	23,830	22,437

Amortization expenses for the intangible assets for the 6 months ended February 29, 2016 and February 28, 2017 were RMB 248 and RMB1,393 respectively. As of February 28, 2017, the estimated amortization expenses related to intangible assets for each of the next five years is expected to be RMB 2,519.

9.	OTHER NON-CURRENT ASSETS/ OTHER NON-CURRENT LIABILITIES

The Group provides housing subsidies benefit for eligible employees of GCGS. Eligible employees can be entitled for the housing subsidies if they fulfill the following criteria: 1) who awarded as distinguished teachers in five consecutive years or in seven years accumulated; and 2) who continue to be distinguished teachers in next five consecutive years or in seven accumulated years after they fulfill the first criterion.

The future housing subsidies expenses to eligible employees are recognized as assets, and amortized over the remaining tenure of each eligible employee as agreed in respective housing subsidy agreement. Total unamortized expense were RMB 47,543 and RMB 46,447 as of August 31, 2016 and February 28, 2017, respectively. The current portion of the unamortized expense for housing subsidies of RMB 2,916 and RMB 2,273 were included in other receivables, deposits and other assets (Note 5). The remaining non-current unamortized expense of RMB 44,627 and RMB 44,123 as of August 31, 2016 and February 28, 2017, respectively, are included in other non-current assets.

The Group also has a present obligation as a result of such benefit plan and believes that it is more likely than not that an outflow will be required to settle the obligation. The Group estimates the expenses and related costs on the basis of the probability of the eligibility of GCGS’ employees at 59.9%, the average tenure of 35 years, employees’ turnover rate at 10% and reasonable discount rates at 9%. Total non-current liabilities were RMB 58,696 and RMB 58,677 as of August 31, 2016 and February 28, 2017, respectively.

10.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consisted of the following:

	As at
	August 31, 2016	February 28, 2017
	RMB	RMB
Payroll and related benefits	114,976	75,754
Temporary receipt from students	55,019	79,264
Deposits received	16,845	16,523
Others	14,179	28,304

Total	201,019	199,845

11.	SHARE CAPITAL

The Company was incorporated in December 16, 2016. As of the incorporation date, the total issued share capital of the Company is USD0.0001 consisting of 1 ordinary shares with a par value of USD0.0001 and total authorized share capital is US$50 divided into 500,000,000 shares. In February 2017, the Company issued additional 9,999,999 shares to exchange 100% equity interest of Impetus. The share information relating to the ordinary share issued by the Company was presented as if the Reorganization occurred at the beginning of the first period presented. After the Company’s share increment, the total outstanding share of the Company was 10,000,000 shares, among that, 72.6% 20% and 7.4% of its shares are held by Ms. M, Ms. H and Mr. He, the chief executive officer of the Group, respectively, each shareholder maintain individual ownership interests in the Group prior to the Reorganization.

The shares information relating to a total of 92.6% of 10,000,000 ordinary shares (i.e. 9,259,000 shares) issued by the Company to the Yang’s family in exchange for their ownership of the entities that had been under the control of the Yang’s family for the entire period presented, was presented as if the

Reorganization occurred at the beginning of the first period presented. The total of 7.4% of 10,000,000 ordinary shares issued by the Company to Mr. He was presented as addition of shares in January 2016 as part of the consideration of the acquisition of Impetus (i.e. 384,487 shares) and its compensation for acting as CEO of the Group after the acquisition (i.e. 356,513 shares) (see Note 3).

12.	REVENUE

The Group provides private kindergarten, primary, middle and high school educational services in the PRC. The Group’s revenue mainly includes tuition income from education program, sale of education materials, meal income, boarding income and other education services related revenue. Revenue for the six months ended February 29, 2016 and February 28, 2017 were all generated in the PRC.

	Six Months Ended
	February 29, 2016	February 28, 2017
	RMB	RMB
Tuition income from kindergartens, primary, middle and high schools programs	409,903	493,489
Tuition income from training institutes	1,667	31,414
Sales of education materials	2,019	3,268
Meal income	63,098	77,337
Boarding income	21,452	27,277
Other revenue	5,638	13,625
Less: sales tax	28	240

Total	503,749	646,170

13.	INCOME TAXES

Income tax expense consist of the following:

	Six Months Ended
	February 29, 2016	February 28, 2017
	RMB	RMB
Current income tax expense:
PRC	4,522	23,316
Deferred income tax expense:
PRC	2,519	2,242

Total income tax expense	7,041	25,558

Cayman Islands

The Company and Impectus are incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, the Company and Impectus are not subject to income or capital gains taxes. In addition, dividend payments are not subject to withholdings tax in the Cayman Islands.

Hong Kong

The Company subsidiary, Time Education China Holding Limited (acquired in 2016), is located in Hong Kong and are subject to an income tax rate of 16.5% for taxable income earned in Hong Kong. No provision for Hong Kong Profits tax has been made in the unaudited condensed combined and consolidated financial statements as it has no assessable income for the period ended February 28, 2017.

PRC

The subsidiaries and VIEs incorporated in the PRC were generally subject to a corporate income tax rate of 25%.

Effective from January 1, 2008, a new Enterprise Income Tax Law, or (“the New EIT Law”), consolidated the previous income tax laws for foreign invested and domestic invested enterprises in the PRC by the adoption a unified tax rate of 25% for most enterprises with the following exceptions. Changsha Country Garden Venice Bilingual School and Changsha Country Garden Venice Kindergarten were entitled to a five year tax exemptions in calendar from year January 1, 2013 to December 31, 2017 as they were determined as non-profit organization according to the Financial Bureau and National Taxation Bureau of Changsha.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Group’s deferred tax assets and liabilities were as follows:

	As at
	August 31, 2016	February 28, 2017
	RMB	RMB
Deferred tax assets:
Net operating loss carry-forward	38,192	32,248
Less: valuation allowance	(11,250)	(7,863)

Total deferred tax assets	26,942	24,385

Deferred tax liabilities:
Intangible assets	5,924	5,609

Total deferred tax liabilities	5,924	5,609

Movement in valuation allowance is as follows:

Beginning balance	17,479	11,250
Additions	7,510	2,846
Reversal	(13,666)	(3,496)
Expired	(73)	(2,737)

Ending balance	11,250	7,863

As of August 31, 2016 and February 28, 2017 tax loss carry-forward amounted to RMB 152,768 and RMB 128,992, respectively, and would expire by the end of calendar year 2021 and 2022. The Group operates its business through its subsidiaries, its VIEs. The Group does not file consolidated tax returns, therefore, losses from individual subsidiaries or the VIEs may not be used to offset other subsidiaries’ or VIEs’ earnings within the Group. Valuation allowance is considered on each individual subsidiary and VIE basis. A valuation allowance of RMB 11,250 and RMB 7,863 had been established as of August 31, 2016 and February 28, 2017, respectively, in respect of certain deferred tax assets as it is considered more likely than not that the relevant deferred tax assets will not be realized in the foreseeable future.

A deferred tax liability should be recorded for taxable temporary differences attributable to the excess of financial reporting amounts over tax basis amounts, including those differences attributable to a more than 50% interest in a domestic subsidiary. However, recognition is not required in situations where the tax law provides a means by which the reported amount of that investment can be recovered tax-free and the enterprise expects that it will ultimately use that means. The Company has not recorded any such deferred tax liability attributable to the undistributed earnings of its financial interest in VIEs because it believes such excess earnings can be distributed in a manner that would not be subject to income tax.

The impact of an uncertain income tax position on the income tax return is recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant tax authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Interest and penalties on income taxes will be classified as a component of the provisions for income taxes. The Group has concluded that there are no significant uncertain tax positions requiring recognition in unaudited condensed combined and consolidated for the six months ended February 29, 2016 and February 28, 2017. The Group did not incur any interest and penalties related to potential underpaid income tax expenses and also does not anticipate any significant increases or decreases in unrecognized tax benefits in the next 12 months. The Group has no material unrecognized tax benefits which would favorably affect the effective income tax rate in future periods. The years 2014 to 2016 remain subject to examination by the PRC tax authorities.

Reconciliation between the provision for income taxes computed by applying the PRC EIT rates of 25% in six months period ended February 29, 2016 and February 28, 2017 to income before income taxes and the actual provision for income tax was as follows:

	Six months Ended
	February 29, 2016	February 28, 2017
	RMB	RMB
Net (loss) income before provision for income tax	(44,083)	113,529
PRC statutory tax rate	25%	25%
Income tax at statutory tax rate	(11,021)	28,382
Effect of expenses that are not deductible in determining taxable profit	23,847	120
Unrecognized tax losses	3,589	2,846
Utilization of tax losses previously not recognized	(6,832)	(3,496)
Effect of income tax exemptions	(2,415)	(3,206)
Others	(127)	912

Income tax expense recognized in profit or loss	7,041	25,558

If the tax holidays granted to certain schools of the Group were not available, the Group’s income tax expense would have increased by RMB 2,415 and RMB 3,206 for the six months period ended February 29, 2016 and February 28, 2017, respectively.

The basic net loss per share attributable to the Company would increase by 0.0007 for the six months ended February 29, 2016 and the basic net income per share attributable to the Company would decrease by 0.0026 for the six months ended February 28, 2017, respectively.

14.	NET LOSS (INCOME) PER SHARE

For the purpose of calculating net loss per share as a result of the Reorganization, the number of ordinary shares used in the calculation reflects the outstanding ordinary shares of the Company as if the Reorganization took place at the beginning of the first period presented:

	For the six month ended,
	February 29 2016	February 28 2017
	RMB	RMB
Numerator used in basic and diluted net loss per share:
Net (loss) income attributable to ordinary shareholders	(68,733)	67,937

Net (loss) income available for future distribution	(68,733)	67,937

Shares (denominator):
Weighted average common shares outstanding used in computing net loss per share (Note 1)	9,392,623	10,000,000

Net (loss) income per share
-Basic and diluted	(7.32)	6.79

15.	RELATED PARTY TRANSACTIONS

The table below sets forth the major related parties and their relationships with the Group:

Name of related parties	Relationship with the group
Guangdong Elite Architectural Co., Ltd.	Entities controlled by chairman of the Group from establishment till April 29, 2016

Guangdong Country Garden Vocational Education School	Schools controlled by brother of principal shareholder of The Group

Guo Liang Occupation Training School	Schools controlled by brother of principal shareholder of The Group

Qingyuan Country Garden Property Development Co., Ltd.	Entities controlled by chairman of the Group

Foshan Shunde Guohua Memorial High School	Schools controlled by brother of principal shareholder of The Group

Guangdong Teng An Mechanics and Electrics Engineering Co., Ltd.	Entities controlled by chairman of the Group

Guangdong Giant Leap Construction Co., Ltd.	Entities controlled by chairman of the Group

Changsha Ningxiang Country Garden Property Development Co., Ltd.	Entities controlled by chairman of the Group

Guangzhou Country Garden Property Development Co., Ltd.	Entities controlled by chairman of the Group

Foshan Shunde Bi Ri Security Engineering Co. Ltd.	Entities controlled by chairman of the Group

Ms. Meirong Yang	Principal shareholder

Wuhan Country Garden Property Management Co., Ltd.	Entities controlled by chairman of the Group

Foshan Shunde BiJing Electronics Technology Co., Ltd.	Entities controlled by chairman of the Group

Guangzhou Country Garden Shuttle Bus Services Limited	Entities controlled by chairman of the Group

Zhaoqing Country Garden Furniture Co., Ltd.	Entities controlled by chairman of the Group

Zhaoqing Contemporary Zhumei Furnishing Co., Ltd.	Entities controlled by chairman of the Group

Foshan Shunde Property Development Co., Ltd	Entities controlled by chairman of the Group

Ms. Yang Huiyan	Chairman

Laian Country Garden Property Development Co., Ltd	Entities controlled by chairman of the Group

The Group entered into the following transactions with its related parties:

	Six Months Ended
	February 29, 2016	February 28, 2017
	RMB	RMB
Purchases of services and materials provided by other entities controlled by Ms. H are as below

Guangzhou Country Garden Shuttle Bus Services Limited	615	346
Zhaoqing Country Garden Furniture Co., Ltd	1,111	1,111
Zhaoqing Contemporary Zhumei Furnishing Co., Ltd	1,930	—
Others	1,287	982

Total	4,943	2,439

	Six months Ended
	February 29, 2016	February 28, 2017
	RMB	RMB
Construction services provided by other entities controlled by Ms. H are as below

Guangdong Giant Leap Construction Co., Ltd	21,222	—
Guangdong Shunde Chuang Xi Bang Sheng Furniture Co. Ltd.	—	453

Total	21,222	453

The following table presents amounts owed from and to related parties as of August 31, 2016 and February 28, 2017:

	As at
	August 31, 2016	February 28, 2017
	RMB	RMB
Amounts due from related parties

Guangdong Country Garden Vocational Education School (1)	44,442	34
Guo Liang Occupation Training School (1)	27,909	—
Non-controlling interest shareholders of schools held by affiliated entities under common control with BGY Education Investment (2)	6,150	—
Guangdong Elite Architectural Co., Ltd (1)	35,400	—
Foshan Shunde Guohua Memorial High School (1)	18,263	—
Foshan Shunde Property Development Co., Ltd	—	1,408
Others(1)	5,927	1,709

Total	138,091	3,151

Amounts due from related parties are non-interest bearing, unsecured, and due on demand.

(1)	The amount due from related parties represent the advance loan to the entities paid on behalf of shareholders. As of March 18, 2017, this amount has been fully settled. For the six months ended February 28, 2016 and 2017, the Group advances loan amounting to RMB245,688 and RMB 137,175, respectively, and collected RMB 216,916 and RMB 187,998, respectively, to and from these parties.
(2)	It represents the advance payment for acquisition of non-controlling interests to non-controlling interest shareholders of schools held by affiliated entities under common control with BGY Education Investment.

	As at
	August 31, 2016	February 28, 2017
	RMB	RMB
Amounts due to related parties

Guangzhou Country Garden Shuttle Bus Services Limited (1)	2	145
Guangdong Teng An Mechanics and Electrics Engineering Co., Ltd. (3)	12,424	8,013
Guangdong Giant Leap Construction Co., Ltd (3)	20,701	20,701
Foshan Shunde Bi Ri Security Engineering Co. Ltd. (3)	2,938	2,901
Foshan Shunde BiJing Electronics Technology Co., Ltd (2)	873	—
Changsha Ningxiang Country Garden Property Development Co., Ltd (2)	8,732	8,732
Guangzhou Country Garden Property Development Co., Ltd. (2)	6,000	—
Laian Country Garden Property Development Co., Ltd(2)	—	11,550
Ms. Yang Huiyan (4)	—	9,817
Ms. Yang Meirong (5)	6,150	28,500
Wuhan Country Garden Property Management Co., Ltd.(2)	3,154	3,154
Others	5,881	7,784

Total	66,855	101,297

Amounts due to related parties are non-interest bearing, unsecured, and due on demand.

(1)	The amount represents the purchase of shuttle bus service fees payable to Guangzhou Country Garden Shuttle Bus Services Limited.
(2)	The amounts mainly represent financing funds for maintaining daily operation of schools held by affiliated entities under common control from other entities controlled by Ms. H, Chairman of the Group.
(3)	The amounts mainly represent construction services provided by other entities controlled by Ms. H, Chairman of the Group.
(4)	The amount represents the considerations payable for acquisition of additional interest in schools held by Ms. H, chairman of the Group.
(5)	The amount represents the outstanding payment of capital to Ms. M for the transfer of schools as a result of Reorganization as disclosed in Note 1 and Bright Scholar was recorded as distribution to owners in the consolidated statements of changes in shareholders’ equity.

The Group utilizes facilities and equipment provided by other real-estate subsidiaries controlled by Ms. H. In return, the Group gives enrollment priorities as well as certain monetary discounts on tuition fees to the owners of properties with these affiliated companies when providing its educational services.

16.	COMMITMENTS AND CONTINGENCIES

Lease Obligations

The Group leases certain school and office premises under non-cancellable operating leases. The term of each lease agreement vary and may contain renewal options. Rental payments under operating leases are charged to expense on the straight-line basis over the period of the lease. Rental expenses under operating leases for the 6 months ended February 29, 2016 and February 28, 2017 were RMB 1,770 and RMB 7,911, respectively.

Future rental commitments under non-cancellable operating leases as of February 28, 2017 were as follows:

RMB
As of February 28, 2017:
March to August, 2017	8,925
2018	16,488
2019	13,023
2020	9,446
2021	4,060
Thereafter	114,736

166,678

Capital commitment

As of February 28, 2017, future minimum capital commitments under non-cancelable construction contracts were as follows:

RMB
Capital commitment for construction of schools	10,690

17.	NON-CONTROLLING INTERESTS

The following table summarizes the changes in non-controlling interests from August 31, 2016 through February 28, 2017.

	GCGS	HCGS	PCBS	CGBS	Others	Total
	RMB	RMB	RMB	RMB	RMB	RMB
Balance at August 31, 2016	329	4,169	(8,383)	(17,081)	(23,866)	(44,832)
Income attributable to non-controlling interests	(9,638)	(1,613)	(2,249)	(100)	(6,434)	(20,034)
Acquisition of additional interests in subsidiaries of non-controlling Interests	9,309	(2,556)	10,632	17,181	30,300	64,866

Balance at February 28, 2017	—	—	—	—	—	—

18.	SEGMENT INFORMATION

The Group’s chief operating decision maker (“CODM”) has been identified as the Chief Executive Officer who reviews financial information of operating segments based on US GAAP amounts when making decisions about allocating resources and assessing performance of the Group.

The Group identified four operating segments, including International Schools, Bilingual Schools, Kindergartens and Complementary Education Service. All these four operating segments are identified as reportable segments.

The Group primary operates in the PRC and all of the Group’s long-lived assets are located in the PRC.

The Group’s CODM evaluates performance based on the operating segment’s revenue and their operating results. The revenue and operating results by segments were as follows:

For the six months ended February 28, 2017

	International	Bilingual		Complementary
	Schools	Schools	Kindergartens	Education Service	Consolidated
	RMB	RMB	RMB	RMB	RMB
Revenue	252,185	203,395	149,529	41,061	646,170
Costs of revenue	(176,842)	(135,110)	(90,648)	(27,578)	(430,178)

Gross profit	75,343	68,285	58,881	13,483	215,992

For the six months ended February 29, 2016

	International	Bilingual		Complementary
	Schools	Schools	Kindergartens	Education Service	Consolidated
	RMB	RMB	RMB	RMB	RMB
Revenue	214,388	161,927	122,465	4,969	503,749
Costs of revenue	(155,664)	(122,329)	(85,756)	(3,559)	(367,308)

Gross profit	58,724	39,598	36,709	1,410	136,441

19.	MAINLAND CHINA CONTRIBUTION PLAN

Full time employees of the Group in the PRC participate in a government-mandated defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. The PRC labor regulations require the Group to accrue for these benefits based on certain percentages of the employees’ salaries. Total contributions for such employee benefits were RMB 37,742 and RMB 42,339 for the six months ended February 29, 2016 and February 28, 2017, respectively.

20.	STATUTORY RESERVES AND RESTRICTED NET ASSETS

As stipulated by the relevant PRC laws and regulations applicable to the Group’s entities in the PRC, the Group is required to make appropriations from net income as determined in accordance with the PRC GAAP to non-distributable reserves, which include a statutory surplus reserve and a statutory welfare reserve. The PRC laws and regulations require that annual appropriations of 10% of after-tax income should be set aside prior to payments of dividends as reserve fund, and in private school sector, the PRC laws and regulations require that annual appropriations of 25% of after-tax income should be set aside prior to payments of dividend as development fund. The appropriations to statutory surplus reserve are required until the balance reaches 50% of the PRC entity registered capital.

The statutory reserve may be applied against prior year losses, if any, and may be used for general business expansion and production or increase in registered capital of the entities. For the year ended August 31, 2016 and period ended February 28, 2017 the Group made apportions of nil, nil and nil to the statutory surplus reserve fund, respectively, and RMB 23,793 and RMB 17,135 to the development fund, respectively.

As a result of these PRC laws and regulations and the requirement that distributions by PRC entities can only be paid out of distributable profits computed in accordance with PRC GAAP, the PRC entities are restricted from transferring a portion of their net assets to the Group. Amounts restricted include paid-in capital, additional paid-in capital and the statutory reserves of the Company’s PRC subsidiaries, affiliates and VIEs. As of August 31, 2016 and February 28, 2017, paid-in capital, additional paid-in capital and statutory reserve of such entities were nil and RMB 7, respectively, RMB 239,760 and RMB 256,747, and

RMB 47,813 and RMB 64,948, respectively. The total of restricted net assets was therefore RMB 186,371 and RMB 321,702, respectively.

21.	Subsequent Events

Management evaluates events that have occurred after the balance sheet date of February 28, 2017 but before the financial statements are issued on March 24, 2017. Based upon the review, Management did not identify any recognized or non-recognized subsequent events, which would have required an adjustment or disclosure in the financial statements.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 6. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime.

The new articles of association that we expect to adopt to become effective upon the completion of this offering provide for indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such only if they acted honestly and in good faith with a view to the best interests of our company and, in the case of criminal proceedings, only if they had no reasonable cause to believe that their conduct was unlawful.

Pursuant to the indemnification agreements the form of which is filed as Exhibit 10.2 to this registration statement, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or officer.

The underwriting agreement, the form of which will be filed as Exhibit 1.1 to this registration statement, will also provide for indemnification by the underwriters of us and our officers and directors for certain liabilities, including liabilities arising under the Securities Act, but only to the extent that such liabilities are caused by information relating to the underwriters furnished to us in writing expressly for use in this registration statement and certain other disclosure documents.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 7. RECENT SALES OF UNREGISTERED SECURITIES.

During the past three years, we have issued and sold the securities described below without registering the securities under the Securities Act. None of these transactions involved any underwriters’ underwriting discounts or commissions, or any public offering. We believe that each of the following issuances to private placement investors was exempt from registration under the Securities Act in reliance on Regulation S under the Securities Act because we issued and sold all the shares in transactions conducted outside the United States.

Purchaser	Date of Sale or Issuance	Number of Securities	Consideration (US$)
Excellence Education Investment Limited	December 16, 2016	1	0.0001
Excellence Education Investment Limited	February 8, 2017	7,258,999	725.8999
Ultimate Wise Group Limited	February 8, 2017	2,000,000	200
Junli He	February 8, 2017	741,000	74.1

ITEM 8. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a)	Exhibits

See Exhibit Index beginning on page II-7 of this registration statement.

The agreements included as exhibits to this registration statement contain representations and warranties by each of the parties to the applicable agreement. These representations and warranties were made solely for the benefit of the other parties to the applicable agreement and (1) were not intended to be treated as categorical statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate; (2) may have been qualified in such agreement by disclosures that were made to the other party in connection with the negotiation of the applicable agreement; (3) may apply contract standards of “materiality” that are different from “materiality” under the applicable securities laws; and (4) were made only as of the date of the applicable agreement or such other date or dates as may be specified in the agreement.

We acknowledge that, notwithstanding the inclusion of the foregoing cautionary statements, we are responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements in this registration statement not misleading.

(b)	Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the combined financial statements or the notes thereto.

ITEM 9. UNDERTAKINGS.

The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant under Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	For the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(4)

For the purpose of determining any liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Foshan, China, on             , 2017.

Bright Scholar Education Holdings Limited

By:
	Name:	Junli He
	Title:	Chief Executive Officer and Director

POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints each of              and              as attorneys-in-fact with full power of substitution, for him or her in any and all capacities, to do any and all acts and all things and to execute any and all instruments which said attorney and agent may deem necessary or desirable to enable the registrant to comply with the Securities Act of 1933, as amended (the “Securities Act”), and any rules, regulations and requirements of the Securities and Exchange Commission thereunder, in connection with the registration under the Securities Act of ordinary shares of the registrant (the “Shares”), including, without limitation, the power and authority to sign the name of each of the undersigned in the capacities indicated below to the Registration Statement on Form F-1 (the “Registration Statement”) to be filed with the Securities and Exchange Commission with respect to such Shares, to any and all amendments or supplements to such Registration Statement, whether such amendments or supplements are filed before or after the effective date of such Registration Statement, to any related Registration Statement filed pursuant to Rule 462(b) under the Securities Act, and to any and all instruments or documents filed as part of or in connection with such Registration Statement or any and all amendments thereto, whether such amendments are filed before or after the effective date of such Registration Statement; and each of the undersigned hereby ratifies and confirms all that such attorney and agent shall do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

	Chief Executive Officer and Director (principal executive officer)	, 2017
Junli He

	Chief Financial Officer (principal financial and accounting officer)	, 2017
Dongmei Li

	Director	, 2017
Huiyan Yang

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of Bright Scholar Education Holdings Limited has signed this registration statement or amendment thereto in New York, New York on             , 2017.

Authorized U.S. Representative

By:
Name:
Title:

EXHIBIT INDEX

Exhibit Number	Description of Document

1.1*	Form of underwriting agreement

3.1	Memorandum and articles of association of the Registrant, as currently in effect

3.2*	Form of amended and restated memorandum and articles of association of the Registrant, as effective upon the completion of this offering

4.1*	Registrant’s specimen American depositary receipt (included in Exhibit 4.3)

4.2*	Registrant’s specimen certificate for ordinary shares

4.3*	Form of deposit agreement by and among the Registrant, the depositary and holders of the American Depositary Receipts

5.1*	Opinion of Conyers Dill & Pearman regarding the validity of the ordinary shares being registered

8.1*	Opinion of Conyers Dill & Pearman regarding certain Cayman Islands tax matters

8.2*	Opinion of Wilson Sonsini Goodrich & Rosati regarding certain United States federal tax matters

10.1	Form of employment agreement between the Registrant and the executive officers of the Registrant

10.2	Form of indemnification agreement by and between the Registrant and its directors and executive officers

10.3	English translation of exclusive management service and business cooperation agreement among Zhuhai Bright Scholar, our affiliated entities, and Ms. Meirong Yang and Mr. Wenjie Yang, dated January 25, 2017

10.4	English translation of exclusive call option agreement among Zhuhai Bright Scholar, Ms. Meirong Yang and Mr. Wenjie Yang, and BGY Education Investment dated January 25, 2017

10.5	English translation of power of attorney granted by BGY Education Investment dated January 25, 2017

10.6	English translation of power of attorney granted by Ms. Meirong Yang dated January 25, 2017

10.7	English translation of power of attorney granted by Mr. Wenjie Yang dated January 25, 2017

10.8	English translation of equity pledge agreement among Zhuhai Bright Scholar, Ms. Meirong Yang and Mr. Wenjie Yang, and BGY Education Investment dated January 25, 2017

10.9	2017 Share Incentive Plan

21.1*	List of subsidiaries and affiliated entities of the Registrant

23.1*	Consent of Deloitte Touche Tohmatsu

23.2*	Consent of Conyers Dill & Pearman (included in Exhibit 5.1)

23.3*	Consent of Wilson Sonsini Goodrich & Rosati (included in Exhibit 8.2)

23.4*	Consent of Tian Yuan Law Firm (included in Exhibit 99.2)

23.5*	Consent of Frost & Sullivan

24.1*	Powers of attorney (included on signature page)

99.1	Code of business conduct and ethics of the Registrant

99.2*	Opinion of Tian Yuan Law Firm regarding certain PRC law matters

*	To be filed by amendment.